Form 20-F
Big Tree Cloud Holdings Ltd
filed 2024-06-12
CIK 1999297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

Date of event requiring this shell company report: June 6, 2024

Commission File Number: 001-42114

BIG TREE CLOUD HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518083, China
(Address of Principal Executive Offices)

Mr. Wenquan Zhu, Chief Executive Officer
Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518083, China
Tel: +86 755 2759-5623
Email: zhuwenquan@bigtreeclouds.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, par value US$0.0001	DSY	The Nasdaq Stock Market LLC
Warrants to purchase ordinary shares	DSYWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 12, 2024: 57,080,546 ordinary shares and warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) is being filed by Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands. Unless otherwise indicated, “we,” “us,” “our,” “Big Tree Cloud” and “PubCo,” and similar terminology refer to Big Tree Cloud Holdings Limited and its subsidiaries subsequent to the Business Combination (defined below). References to “Big Tree Cloud” and “HoldCo” refer to Big Tree Cloud International Group Limited prior to the consummation of the Business Combination.

This Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the “Risk Factors” section of PubCo’s registration statement on Form F-4 (File No. 333-277882) initially filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2024, as amended (the “Form F-4”), which are incorporated herein by reference.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

ii

EXPLANATORY NOTE

On October 9, 2023, Plutonian Acquisition Corp., a Delaware corporation (“Plutonian”) entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (“Holdco”), Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands (“PubCo”), Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”), and Guangdong Dashuyun Investment Holding Group Co., Ltd., a limited liability company incorporated in the PRC ( “Guangdong Dashuyun”). The Merger Agreement provided for a business combination which was effected in two steps: (i) Merger Sub 1 will merge with and into Holdco (the “Initial Merger”), and Holdco will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Plutonian (the “SPAC Merger”and together with Initial Merger, the “Business Combination”), and Plutonian will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

On June 6, 2024, PubCo consummated the Business Combination pursuant to the terms of the Merger Agreement and HoldCo became a wholly owned subsidiary of PubCo. This Report is being filed in connection with the Business Combination.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers after the Business Combination” and is incorporated herein by reference.

The address of our directors and executive officers is Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC.

B. Advisors

Not applicable.

C. Auditors

Friedman LLP (“Friedman”), One Liberty Plaza, 165 Broadway, 21st Floor, New York, NY 10006, acted as Plutonian Acquisition Corp.’s independent registered public accountant since March 11, 2021 (inception) through September 1, 2022. Marcum LLP (“Marcum”), 100 Eagle Rock Avenue, East Hanover, NJ 07936, acted as Plutonian Acquisition Corp.’s independent registered public accountant since September 1, 2022 through June 6, 2024, the date of the Business Combination.

Following the consummation of the Business Combination, Audit Alliance LLP, 10 Anson Road, #20-16 International Plaza, Singapore 079903, the independent auditor of HoldCo, is being engaged as the independent auditor of PubCo.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The information regarding Big Tree Cloud’s selected financial information is included in the Form F-4 in the section entitled “Selected Historical Financial Information of Big Tree Cloud,” which is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with PubCo’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PubCo was formed to serve as a holding company for Big Tree Cloud and Plutonian after consummation of the Business Combination contemplated by the Merger Agreement. PubCo, a Cayman Island exempted company, was formed on September 25, 2023. Prior to the Business Combination, PubCo owned no material assets and did not operate any business. Big Tree Cloud’s principal executive office is located at Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC.

On June 6, 2024 the parties consummated the Business Combination.

B. Business Overview

Following and as a result of the Business Combination, all of PubCo’s business is conducted through Big Tree Cloud and its subsidiaries. A description of the business of Big Tree Cloud is included in the Form F-4 in the sections entitled “Big Tree Cloud’s Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Big Tree Cloud,” which is incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Big Tree Cloud became a wholly owned subsidiary of PubCo. A description of the organizational structure of PubCo is included in the Form F-4 in the section entitled “Summary of the Proxy Statement/Prospectus—Organizational Structure” which is incorporated herein by reference.

D. Property, Plants and Equipment

Big Tree Cloud owns the property for its principal executive office, which is located at Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518083, PRC. In addition, Big Tree Cloud leased two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters and two warehouses in Dongguan, China comprising 2,400 square meters. Such properties are described in the Form F-4 in the section entitled “Big Tree Cloud’s Business ” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, our business is conducted through Guangdong Dashuyun and its subsidiaries. You should read the following discussion and analysis of Big Tree Cloud’s financial condition and results of operations in conjunction with the Big Tree Cloud’s combined and consolidated financial statements, and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Big Tree Cloud’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this report.

Overview

Big Tree Cloud is a consumer-oriented, mission-driven and technology-empowered company devoted to the development, production and sales of personal care products and other consumer goods. In particular, we are focused on the development and production of feminine pad and other feminine hygiene products. We have achieved significant growth since our inception in 2020 through our integrated platform which incorporates functionalities for the entire business cycle including upstream segment for products research and development, midstream segment for production and downstream segment for marketing and sales. Through this platform, we focus on high-quality product development, deep customer engagement and efficient sales and marketing.

We generate substantially all of our net revenues from the sale of our products. Our omni-channel, consumer to manufacturing, or C2M, business model, coupled with our production capabilities, enables us to launch and scale multiple categories of personal care products, which allows us to offer a broad range of products and address the needs of a large consumer community. In particular, we focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Our revenue from the sales of sterilized feminine hygiene products represented 54.2% and 8.6% of our revenues for the six months ended December 31, 2023 and 2022, respectively. Our revenue from the sales of sterilized feminine hygiene products represented 23.5% and 60.02% of our revenues for the years ended June 30, 2022 and 2023, respectively. Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including earrings, bracelets and pendants under our accessories line of products to address our consumer’s multifaceted demands.

We have experienced substantial growth since our inception. For the six months ended December 31, 2023, our total revenue increased significantly to US$4.2 million compared to our revenue for the same period in 2022. For the year ended June 30, 2023, our total revenue increased significantly to US$6.3 million compared to our revenue for the same period in 2022. In particular, our revenue from feminine hygiene products increased significantly from US$0.2 million for the six months ended December 31, 2022 to US$2.3 million for the six months ended December 31, 2023. We continue to rely on the sales of our feminine hygiene products to sustain our business operation. At the same time, we aim to accelerate the development of our other products to diversify our product offerings to achieve optimal financial performance.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following company-specific factors.

Our ability to expand portfolios of product offerings.

Our results of operations depend on our ability to provide a broad range of products to meet the varying demands of our diverse consumer base for feminine hygiene products and personal care products, and thus enhance their appreciation and loyalty to our brand. In order to achieve this goal, we continue to expand the range of products we offer to our consumers, including a manifold of feminine hygiene products and personal care products.

While we have earned our consumer’s trust in our products, we strive to strengthen this relationship by continuing to advance our existing products and develop new feminine hygiene products, as well as develop high-quality personal care products that cater to different consumer profiles and needs. We currently have seven series of feminine hygiene products under our flagship Big Tree Cloud brand all of which feature our sterilization process catering to the female population in different age groups and for variety of comfort and needs. While we maintain a relatively mature portfolio of feminine pad products, we will continue to develop new feminine pad series to increase our product offerings and expand our customer base. In addition, we also develop other personal care products such as body and oral care products, and other personal care products leveraging our established relationship with our consumers. We believe having a broad and diverse product portfolio maintains and broadens our relationship with our loyal consumers, and thus allows us to improve our results of operation and financial performance.

Our ability to grow our brand.

Our brand is integral to the growth of our business and essential to our ability to engage and stay connected with our consumer base. We believe our brand and the reputation it carries distinguish us from our competitors. Therefore, our ability to maintain and enhance our brand reputation is essential to our financial performance. Our brand value also affords us the ability to attract new consumers, and to promote our company value, commitment to quality product and care for feminine hygiene and personal wellness.

Since our inception, we built and promoted our brand to our key demographic and customer base, and deepened connection with our consumer community through an omni-channel approach. We engage our consumers through multiple channels and touchpoints, including our flagship stores on major e-commerce platforms, our social media presence, commitment to educational and philanthropic activities, our convenience stores and our distributor network. Through these diverse channels, our brand and value effectively reach our loyal customer, and directly contribute to our growth. We believe that as our brand continues to grow, it will strengthen our ability to create and capture value across the personal care industry and the feminine hygiene industry in particular, to increase our competitive advantages among industry participants. We believe that our mission, quality of products and the value we promote have helped us build our brand into a household name, and as a result, established a large and highly engaged consumer base. We believe the strength of our brand enables us to continue to grow in the industry in China and seek opportunity in the global market to achieve optimal financial results.

Our ability to retain and grow our consumer base

Our long-term success also depends on our ability to retain our existing consumers and attract new consumers to our community, which we hold to the highest regard. Since our inception, we have been steadfast in terms of reaching our key demographic in second and third tiers cities due to these consumers’ relative lack of access to quality products and product variety. We have been successful in achieving this goal. At the same time, we recognize that our financial growth relies on our ability to expand our consumer base coverage and in turn, expand the reach of our products. We design our products to satisfy the needs and preferences of consumers for different age groups and preferences. We strive to enhance customer experience and brand recognition by delivering high-quality products with advanced designs and technologies to our consumers. Enhanced consumer satisfaction can drive word-of-mouth referrals and strengthen our brand reputation, which is expected to increase our sales and expand our consumer base.

At the same time, our large consumer base and tightknit consumer community have helped us gain insights into the needs and preferences of our existing and prospective consumers. We believe the innovative features of our feminine pad series that differentiate us from the majority of the products currently marketed are effected with the contribution from our loyal and involved consumer base. With meaningful inputs from our consumer, we regularly upgrade our existing products to improve consumer experience by heeding to their suggestions after our consumers gain familiarity with our products. Our consumers’ input is also a source of inspiration for our new product development. We continue to explore the application of new materials and production techniques to improve our products’ quality and efficacy. Accordingly, we are able to design more quality and demanding products to serve consumers of different age groups and with different preferences for menstrual and personal care, and to ensure we are at the forefront of the market. This positive cycle with our consumers establishes a mutually beneficial relationship to ensure the improvement of our products and the expansion of our consumer base. And we believe this fundamental element lays the blueprint for the long term growth of our customer and their continued involvement will contribute to our long term financial performance.

Our ability to effectively manage our costs and expenses.

Our results of operations are affected by our ability to control our operating costs and expenses and the continued optimization of our supply chain and warehouse management. For the six months ended December 31, 2023 and 2022, our operating expenses were US$2.3 million and US$1.4 million, respectively. We operate our own production facilities for our core products such as our feminine hygiene products, and we have developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage our technological and data resources to manage supplier partners, third-party manufacturing partners, logistics partners and other service partners, and adjust our partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers and logistics companies with strong capabilities, enabling us to shorten the fulfilment process. We expect the absolute amount of operating expenses to continue increasing as our business operations continue to grow, but we plan to continue to leverage our proprietary supply chain and warehouse management system to manage our operating costs and expenses and maintain attractive net profit margins. To accomplish this goal, we also further diversified our distribution channels to include offline convenience stores in 2023 and plan to continue the expansion of our Big Tree Cloud convenience store network in China. As of December 31, 2023, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees to establish our store presence in twenty cities in China along with our self-operated Big Tree Cloud convenience stores.

Key Components of Results of Operations

Net revenues

We generate our revenues from sales of our products which include feminine hygiene products, skincare products, accessories and other products. The following table breaks down our net revenue by product type and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,				For the Six Months Ended December 31,
	2023		2022		2023		2022
	US$	%	US$	%	US$	%	US$	%
					(Unaudited)		(Unaudited)
Net revenues
Sales of products (by products)	6,283,429	99.8	1,940,378	100.0	4,142,708	99.6	2,467,137	100.0
Feminine hygiene products	3,787,120	60.2	455,215	23.5	2,251,713	54.2	211,825	8.6
Body and oral care products	165,070	2.6	1,198,589	61.8	849,062	20.4	104,367	4.2
Accessories	2,304,147	36.6	106,119	5.5	1,013,537	24.4	2,149,624	87.1
Others	27,092	0.4	180,455	9.2	28,396	0.6	1,321	0.1
Licensing Fees	9,911	0.2	—	—	15,349	0.4	—	—
Total	6,293,340	100.0	1,940,378	100.0	4,158,057	100.0	2,467,137	100.0

Sales of product. We generate our revenues primarily from sales of our products including feminine hygiene products, body and oral care products, accessories and other consumer goods. Our feminine hygiene products comprise multiple series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences. Our body and oral care products include shampoo and conditioner, body wash, facial mask and cream, and other personal care products. Our accessories include earrings, bracelets, pendants and other jewelry accessories. We expect that net revenues generated from sales of our feminine hygiene products will continue to account for a majority of our total net revenues in the foreseeable future.

Licensing fees. We generate revenue from our customers and third-party commercial stores by authorizing them to use our logo, trademark and brand name.

Cost of revenues

Our cost of revenues includes the cost of purchase of goods for the manufacture of our products and rents and other costs related to our business operation. The following table breaks down our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Years Ended June 30,				For the Six MonthsEnded December 31,
	2023		2022		2023		2022
	US$	%	US$	%	US$	%	US$	%
					(Unaudited)		(Unaudited)
Cost of revenues
Costs of products (by products)	2,577,198	40.9	821,427	42.3	1,378,127	100.0	662,103	100.0
Feminine hygiene products	1,878,378	29.8	274,305	14.1	726,534	52.7	116,333	17.6
Body and oral care products	23,422	0.4	420,691	21.7	91,201	6.6	6,408	1.0
Accessories	647,032	10.3	74,187	3.8	254,256	18.5	498,681	75.3
Others	28,366	0.4	52,244	2.7	306,136	22.2	40,681	6.1
Rents and other costs	86,726	1.4	24,828	1.3	—	—	—	—
Total cost of revenues	2,663,924	42.3	846,255	43.6	1,378,127	100.0	662,103	100.0

Operating expenses

The following table sets forth our operating expenses and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,				For the Six Months Ended December 31,
	2023		2022		2023		2022
	US$	%	US$	%	US$	%	US$	%
					(Unaudited)		(Unaudited)
Operating expenses
Selling expenses	758,593	12.1	665,763	34.3	435,245	18.7	50,005	3.6
General and administrative expenses	2,199,987	35.0	2,366,445	122.0	1,887,213	81.3	1,355,520	96.4
Total	2,958,580	47.0	3,032,208	156.3	2,322,458	100.0	1,405,525	100.0

Selling expenses. Our selling expenses primarily consist of (i) advertising costs and market promotion expenses, and (ii) staff cost incurred by sales and marketing personnel. We expect our selling expenses to increase as we increase our sales, introduce new products, and expand marketing efforts for our products.

General and administrative expenses. Our general and administrative expenses primarily consist of (i) staff cost; (ii) professional service fees; (iii) rental and depreciation related to general and administrative personnel, and (iv) other corporate expenses. We expect our general and administrative expenses to increase in the future as we incur additional expenses related to the anticipated growth of our business and our operations as a public company after the completion of the Business Combination.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong, Hongkong Ploutos International Holdings Limited, is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022 and 2023.

Mainland China

Under the PRC Enterprise Income Tax Law (the EIT Law) effective from January 1, 2008, which was most recently amended on December 29, 2018, as well as its implementation rules effective from January 1, 2008 and amended on April 23, 2019, our mainland China subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Pursuant to the relevant regulations applicable to small and micro businesses, in 2022 and 2023, several of our mainland China subsidiaries enjoyed a preferential tax rate of 20% with a discount to taxable income. For taxable income less than RMB1 million, and for taxable income over RMB1 million but less than RMB3 million, 75% of the taxable income could be exempted in tax computation. In order to qualify as a small and micro business, an entity needs to engage in industries not restricted or prohibited by the state, and it needs to simultaneously meet the following three conditions: (i) the annual taxable income does not exceed RMB3 million, (ii) the number of employees does not exceed 300, and (iii) the total assets do not exceed RMB50 million. Under the EIT Law, a withholding tax of 10% is also imposed on dividends declared and paid to non-PRC resident in respect of profits earned by our mainland China subsidiaries from January 1, 2008 onwards.

Pursuant to the EIT Law and its implementation rules, an enterprise established under the laws of a foreign country or region whose “de facto management body” is located within the PRC territory is considered a resident enterprise and will generally be subject to the enterprise income tax at the rate of 25% on its global income. If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Six Months Ended December 31,				For the Year Ended June 30,
	2023		2022		2023		2022
	US$	%	US$	%	US$	%	US$	%
					(Unaudited)		(Unaudited)
Net revenues	4,158,057	100.0	2,467,137	100.0	6,293,340	100.0	1,940,378	100.0
Cost of revenues	(1,378,127)	(33.1)	(662,103)	(26.8)	(2,663,924)	(42.3)	(846,255)	(43.6)
Gross profit	2,779,930	66.9	1,805,034	73.2	3,629,416	57.7	1,094,123	56.4
Operating expenses:
Selling expenses	(435,245)	(10.5)	(50,005)	(2.0)	(758,593)	(12.1)	(665,763)	(34.3)
General and administrative expenses	(1,887,213)	(45.4)	(1,355,520)	(54.9)	(2,199,987)	(35.0)	(2,366,445)	(122.0)
Total Operating expenses	(2,322,458)	(55.9)	(1,405,525)	(57.0)	(2,958,580)	(47.0)	(3,032,208)	(156.3)
Operating profit	457,472	11.0	399,509	16.2	670,836	10.7	(1,938,085)	(99.9)
Other income/(expenses), net
Financial expenses	(20,079)	(0.5)	(1,014)	0.0	(10,615)	(0.2)	(1,785)	(0.1)
Financial income	2,699	0.1	3,176	0.1	9,287	0.1	4,531	0.2
Income/(Loss) on deregistration of subsidiaries	62,429	1.5	(88,487)	(3.6)	(347,423)	(5.5)	(77,407)	(4.0)
Other income/(expenses), net	33,561	0.8	103	-	(13,754)	(0.2)	(10,090)	(0.5)
Total other income/(expenses), net	78,610	1.9	(86,222)	(3.5)	(362,505)	(5.8)	(84,751)	(4.4)
Profit before income tax provision	536,082	12.9	313,287	12.7	308,331	4.9	(2,022,836)	(104.2)
Income tax benefit/(expense)	45,302	1.1	(51,949)	(2.1)	(28,766)	(0.5)	130,255	6.7
Net income	581,384	14.0	261,338	10.6	279,565	4.4	(1,892,581)	(97.5)
Other comprehensive income:
Foreign currency translation adjustments	23,568	0.6	11,762	0.5	(144,906)	(2.3)	126,662	6.5
Total comprehensive profit	604,952	14.5	273,100	11.1	134,659	2.1	(1,765,919)	(91.0)

Six Months Ended December 31, 2023 Compared to the Six Months Ended December 31, 2022

Net Revenue

Our net revenue, which mainly consisted of revenue from sales of feminine hygiene products, body and oral care products, accessories and others, increased significantly by US$1.7 million, or 68.54%, from US$2.5 million for the six months ended December 31, 2022 to US$4.2 million for the six months ended December 31, 2023. Our revenue from the sales of feminine hygiene products increased significantly from US$0.2 million for the six months ended December 31, 2022 to US$2.3 million for the six months ended December 31, 2023, primarily attributed to the increase of sales volume: i) we were able to introduce various models of products to meet expectations from a wider range of customers as we began our own production in 2023, and ii) with our increased marketing efforts, we managed to maintain and even increase our market shares as we established brand loyalty among existing customers. In addition, the average selling price of new feminine hygiene brands introduced in 2023 increased by approximately 30% compared to the average selling price of existing feminine hygiene brands. Our revenue from body and oral care products increased from US$0.1 million for the six months ended December 31, 2022 to US$0.8 million for the six months ended December 31, 2023, primarily attributed to the marketing promotion projects launched during the six months ended December 31, 2023, which increased our sales volume. Our revenue from accessories decreased from US$2.1 million for the six months ended December 31, 2022 to US$1.0 million for the six months ended December 31, 2023, primarily attributed to the adjustment of our business strategies to focus on the promotion and sales of our feminine hygiene products.

Cost of revenues

Our cost of revenues increased significantly from US$0.7 million for the six months ended December 31, 2022 to US$1.4 million for the six months ended December 31, 2023, mainly due to the increase of product costs, which is aligned with the increase of revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased significantly from US$1.8 million for the six months ended December 31, 2022 to US$2.8 million for the six months ended December 31, 2023. Our gross margins were 73.16% for the six months ended December 31, 2022 and 66.86% for the six months ended December 31, 2023.

Operating expenses

Our selling expenses increased significantly from US$0.1 million for the six months ended December 31, 2022 to US$0.4 million for the six months ended December 31, 2023, primarily attributed to the increase in advertising and promotion expenses as we launched more marketing projects and expanded our distribution channels nationwide.

Our general and administrative expenses increased by 39.22% from US$1.4 million for the six months ended December 31, 2022 to US$1.9 million for the six months ended December 31, 2023, primarily attributed to the increase of staff, which is aligned with the increase of business.

Operating profit

As a result of the foregoing, our operating profit increased from US$0.4 million for the six months ended December 31, 2022 to US$0.5 million for the six months ended December 31, 2023.

Other income/(expenses), net

Our financial expenses increased from US$1,014 for the six months ended December 31, 2022 to US$20,079 for the six months ended December 31, 2023, primarily attributed to the increase of bank charges.

Our financial income decreased from US$3,176 for the six months ended December 31, 2022 to US$2,699 for the six months ended December 31, 2023, primarily attributed to the decrease of interest income along with the decrease of cash balances.

We generated a loss on deregistration of subsidiaries of US$88,487 for the six months ended December 31, 2022 and a gain on deregistration of subsidiaries of US$62,429 for the six months ended December 31, 2023, as we deregistered one inactive subsidiary during the six months ended December 31, 2022 and two subsidiaries during the six months ended December 31, 2023 for the adjustment of our business strategies and to achieve operating efficiency.

Income tax benefit/(expense)

We recorded income tax expense of US$51,949 for the six months ended December 31, 2022 and income tax benefit of US$45,302 for the six months ended December 31, 2023, primarily attributed to the increase of tax credits generated from subsidiaries with losses.

Net income

As a result of the foregoing, our net income increased by 122.46% from US$0.3 million for the six months ended December 31, 2022 to US$0.6 million for the six months ended December 31, 2023.

The Year Ended June 30, 2023 Compared to the Year Ended June 30, 2022

Net Revenue

Our net revenue, which mainly consisted of revenue from sales of feminine hygiene products, body and oral care products, accessories and others, increased significantly by US$4.3 million, or 224.34%, from US$2.0 million for the year ended June 30, 2022 to US$6.3 million for the year ended June 30, 2023. Our revenue from the sales of feminine hygiene products increased significantly from US$0.5 million for the year ended June 30, 2022 to US$3.8 million for the year ended June 30, 2023, primarily attributed to the increase of sales volume: i) as our own factory began production in 2023, we were able to introduce our new feminine hygiene brands with various models of products, in order to meet expectations from a wider range of customers and ii) with our increased marketing efforts which extended our market reach into new regions and cities, we managed to establish brand loyalty among existing customers. In addition, the average selling price of new feminine hygiene brands introduced in 2023 increases approximately 30% compared to the average selling price of existing feminine hygiene brands. Our revenue from body and oral care products decreased significantly from US$1.2 million for the year ended June 30, 2022 to US$0.2 million for the year ended June 30, 2023, primarily attributed to the adjustment of our business strategies to focus on the promotion and sales of our feminine hygiene products. As a result, sales volume of body and oral care products decreased significantly in 2023. Our revenue from accessories increased significantly from US$0.1 million for the year ended June 30, 2022 to US$2.3 million for the year ended June 30, 2023, primarily attributed to our increased efforts to promote and market our accessory products including bracelets, earrings and pendants.

Cost of revenues

Our cost of revenues increased significantly by US$1.8 million, or 214.79%, from US$0.8 million for the year ended June 30, 2022 to US$2.7 million for the year ended June 30, 2023, mainly due to the increase of product costs, which is aligned with the increase of revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased significantly from US$1.1 million for the year ended June 30, 2022 to US$3.6 million for the year ended June 30, 2023. Our gross margins were 56.4% for the year ended June 30, 2022 and 57.7% for the year ended June 30, 2023.

Operating expenses

Our selling expenses increased by 14.3% from US$0.7 million for the year ended June 30, 2022 to US$0.8 million for the year ended June 30, 2023, primarily attributed to the increase in advertising and promotion expenses as we expanded our distribution channels nationwide.

Our general and administrative expenses decreased by 8.3% from US$2.4 million for the year ended June 30, 2022 to US$2.2 million for the year ended June 30, 2023, primarily attributed to the decrease of rental expenses from US$0.5 million for the year ended June 30, 2022 to US$0.2 million for the year ended June 30, 2023 as we bought the office space in December 2022.

Operating profit/(loss)

As a result of the foregoing, we generated an operating loss of US$1.9 million for the year ended June 30, 2022 and an operating profit of US$0.7 million for the year ended June 30, 2023.

Other expenses, net

Our financial expenses increased from US$1,785 for the year ended June 30, 2022 to US$10,615 for the year ended June 30, 2023, primarily attributed to the increase of bank charges.

Our financial income increased from US$4,531 for the year ended June 30, 2022 to US$9,287 for the year ended June 30, 2023, primarily attributed to the increase of interest income along with the increase of cash balances.

Loss on deregistration of subsidiaries increased from US$77,407 for the year ended June 30, 2022 to US$0.3 million for the year ended June 30, 2023, as we deregistered one inactive subsidiary during the year ended June 30, 2022 and two inactive subsidiaries during the year ended June 30, 2023 to achieve operating efficiency.

Income tax benefit/(expense)

We recorded income tax benefit of US$0.1 million for the year ended June 30, 2022 and income tax expense of US$0.3 million for the year ended June 30, 2023, primarily attributed to our growth in profits.

Net income/(loss)

As a result of the foregoing, we generated a net loss of US$1.9 million for the year ended June 30, 2022 and a net income of US$0.3 million for the year ended June 30, 2023.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended December 31,		For the Year Ended June 30,
	2023	2022	2023	2022
	US$	US$	US$	US$
	(Unaudited)		(Unaudited)	(Unaudited)
Selected Consolidated Cash Flows Data:
Net cash provided by operating activities	231,656	5,438,553	8,808,681	(1,908,850)
Net cash used in investing activities	(2,119,955)	(2,181,504)	(4,624,237)	(24,218)
Net cash used in financing activities	(46,642)	(1,344,215)	(1,212,078)	925,213
Effect of foreign currency translation	(134,251)	(7,809)	(144,906)	126,662
Net (decrease)/increase in cash and cash equivalents	(2,069,192)	1,905,025	2,827,460	(881,193)
Cash and cash equivalents at the beginning of the period	3,190,995	363,535	363,535	1,244,728
Cash and cash equivalents at the end of the period	1,121,803	2,268,560	3,190,995	363,535

Our principal source of liquidity has been cash generated by our operating activities and the sales of our products. As of December 31, 2023 and June 30, 2023, our cash and cash equivalents were US$1.1 million and US$3.2 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and our demand deposits with financial institutions.

We believe that our current cash and cash equivalents and expected cash provided by this offering will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of December 31, 2023 and June 30, 2023, substantially all of our cash and cash equivalents were held in mainland China and denominated in Renminbi. As of December 31, 2023 and June 30, 2023, substantially all of our short-term investments were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

In utilizing the trust account proceeds we expect to receive from this Business Combination and any proceeds in our follow-on offerings after becoming a listed company, we may make additional capital contributions to our mainland China subsidiaries, establish new mainland China subsidiaries and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China regulations. See “Risk Factors — Risks Related to Doing Business in China — Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Operating activities

Net cash provided by operating activities for the six months ended December 31, 2023 was US$0.2 million. The difference between the net income of US$0.6 million, adjusted for depreciation and amortization expenses of US$0.5 million and operating cash flow was primarily due to a decrease in advance to suppliers of US$0.7 million attributed to obtaining more bargaining power in negotiating the payment terms with suppliers without paying in advance, and partially offset by (i) a decrease in contract liabilities of US$0.9 million attributed to product sales to a third-party customer and (ii) increase in inventories, net of US$0.7 million attributed to the increase of procurement and production.

Net cash provided by operating activities for the six months ended December 31, 2022 was US$5.4 million. The difference between the net income of US$0.3 million and operating cash flow was primarily due to (i) an increase in contract liabilities of US$5.6 million due to advances received from customers for product sales, and partially offset by an increase in prepaid expenses and other current assets, net of US$0.3 million attributed to the increase for prepaid services.

Net cash provided by operating activities for the year ended June 30, 2023 was US$8.8 million. The difference between the net income of US$0.3 million, adjusted for depreciation and amortization expenses of US$0.7 million and operating cash flow was primarily due to (i) an increase in contract liabilities of US$8.1 million attributed to the increase of advances received from a customer for achieving at least RMB50,000,000 (approximately US$6.9 million) for the next three years of product sales and (ii) an increase in accounts payables of US$0.7 million attributed to the increase of product procurement in the second quarter of 2023 compared to the second quarter of 2022, and partially offset by a decrease in advance to suppliers of US$0.5 million attributed to obtaining more bargaining power in negotiating the payment terms with suppliers without paying in advance.

Net cash used in operating activities for the year ended June 30, 2022 was US$1.9 million. The difference between the net loss of US$1.9 million and operating cash flow was primarily due to (i) an increase in inventories of US$0.2 million due to higher inventory turnover, and partially offset by a decrease in accounts receivables of US$0.2 million attributed to timely collection of receivables within one month.

Investing activities

Net cash used in investing activities for the six months ended December 31, 2023 were US$2.1 million, which was primarily due to the increase of purchase of US$1.8 million for the intangible asset of brand. Net cash used in investing activities for the six months ended December 31, 2022 were US$2.2 million, which was due to the increase of purchases of US$2.2 million for office space for headquarter operations.

Net cash used in investing activities for the years ended June 30, 2022 and 2023 were US$24,218 and US$4.6 million, respectively, which were due to the increase of purchases of US$4.6 million for office space for headquarter operations.

Financing activities

Net cash used in financing activities f for the six months ended December 31, 2023 was US$0.05 million, which was primarily attributed to repayment of loans to related parties of US$1.8 million, and partially offset by the proceed of short-term bank loan of US$1.4 million. Net cash used in financing activities for the six months ended December 31, 2022 was US$1.3 million, which was attributed to repayment of loans to related parties of US$1.3 million.

Net cash used in financing activities for the year ended June 30, 2023 was US$1.2 million, which was primarily attributed to repayment of loans to related parties of US$0.9 million and payments of listing fess of US$0.8 million. Net cash provided by financing activities for the year ended June 30, 2022 was US$0.9 million, which was primarily attributed to loans received from related parties of US$1.0 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent period primarily include our capital expenditures and contract obligations.

Capital Expenditures

We incurred capital expenditures of US$0.4 million and US$2.2 million for the six months ended December 31, 2022 and 2023, respectively, and US$0.02 million and US$4.6 million for the years ended June 30, 2022 and 2023, respectively. Capital expenditures primarily represent capital payment for purposes of property acquisitions as well as leasehold improvements. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by Period
	Total	Less Than 1 year	1 – 2 Years	2 – 3 Years	3 – 5 Years	Over 5 Years
	(US$)
Operating lease commitments	673,696	196,345	196,373	140,489	140,489	-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

Pubco will become our holding company upon the completion of the Business Combination. Pubco has no material operations of its own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, after the completion of the Business Combination, Pubco’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022 and 2023 were increases of 2.0% and 0.2%. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

Critical Accounting Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions. We continually evaluate these estimates and assumptions based on the currently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

We consider our critical accounting estimates include (i) revenue recognition; (ii) inventories; and (iii) valuation allowance of deferred tax assets.

Revenue recognition

We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). Consistent with the criteria of this standard, we follows five steps for our revenue recognition: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) product sales and (ii) licensing fees from commercial stores.

Revenue from product sales

Our revenue from product sales are primarily derived from (i) sales of our products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through our online stores on third party e-commerce platforms; and (iii) sales to retail customers through our self-operated offline stores. We recognize revenue from product sales at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized when we satisfy a performance obligation by transferring promised goods to places designated by customers. For sales through online platforms, revenues are recognized when (i) customers manually confirm their receipt of the products or (ii) seven days after delivery, whichever is earlier.

We record revenues net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, our sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, we offer an unconditional right of return for a period of seven days upon receipt of products. We estimate sales return on historical results. For the six months ended December 31, 2023, and for years ended June 30, 2023 and 2022, our amount of sales return was insignificant. We may also provide sales incentives in the forms of discounts to customers. Our revenue are allocated based on the relative standalone selling prices for respective products and recognized on a net basis after such sales incentives.

Revenue from licensing fees

We enter into licensing agreements with our customers and third-party commercial stores (collectively, the “Licensees”), to authorize the Licensee to use our logo, trademark and our brand name of “Big Tree Cloud”. Therefore, the performance obligation is satisfied over time because the Licensees simultaneously receive and consume the benefits (of utilizing our logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from licensing fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt incentive payment to the Licensees if a Licensee reaches certain milestones. We use the “most likely amount” method based on our historical experiences and update our estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

Inventories

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, we take into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events.

US$601 and US$1,228 of inventory write-down were written off for the six months ended December 31, 2023 and 2022 respectively. US$3,358 and US$1,391 of inventory write-down were recorded for the years ended June 30, 2023 and 2022 respectively. Inventories, net accounted for 42.1%, 10.0% and 5.2% of total assets as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively, and thus were regarded material and significant accounts in our financial statements.

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities mainly consist of advance product payments from customers. We recognize contract liabilities of US$7.2 million, US$8.2 million and US$41,048 as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively. The balance as of December 31, 2023, June 30, 2023 and June 30, 2022 were mainly from a third-party customer for product sales. We expect to recognize this balance as revenue within the next 30 months.

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We recorded deferred tax assets balance of US$1.2 million, US$0.4 million and US$0.2 million as of December 31, 2023, June 30, 2023 and June 30, 2022, respectively. Valuation allowance of deferred tax assets of US$0.6 million and nil for the six months ended December 31, 2023 and 2022, respectively. Valuation allowance of deferred tax assets of nil and nil for the years ended June 30, 2023 and 2022, respectively.

When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgements and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. Above-mentioned assumptions have not changed over the reporting periods.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	5 years
Transportation equipment	8 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income. Management estimates the residual value of its office equipment and computers, transportation equipment and office equipment to be 5%.

Internal Control Over Financial Reporting

Prior to the completion of the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the six months ended December 31, 2022 and 2023, we and our independent registered public accounting firm identified two material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to:

●	Our lack of sufficient and competent accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements; and

●	Our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

We have implemented and plan to implement a number of measures to address the material weakness:

●	to address hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and

●	to organize regular training for our accounting staff, especially related to U.S. GAAP and SEC reporting requirements.

As a company with less than US$1.235 billion in revenue for fiscal year of 2023, Pubco will qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

The executive compensation of PubCo’s executive officers and directors is described in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers after the Business Combination” which information is incorporated herein by reference.

C. Board Practices

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

D. Employees

As of June 30, 2023, Big Tree Cloud had 75 full-time employees, all of whom are based in China, primarily at its headquarters in Shenzhen, China.

E. Share Ownership

Ownership of PubCo’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this report, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

The calculations in the table below are based on 57,080,546 ordinary shares issued and outstanding as of the date of this report.

Name and Address of Beneficial Owner	Number of Shares	% of Class
Five Percent or Greater Holders
PLOUTOS GROUP LIMITED (1)	50,000,000	87.6%
Directors and Executive Officers
Wenquan Zhu (1)	50,000,000	87. 6%
Ting Yan	—	—
Frank Li	—	—
Yumao Huang	—	—
Yanjie Zhu	—	—
Yifan He	—	—
Fengxin Zhang	—	—
All Directors and Executive Officers as a group (8 individuals)	50,000,000	87. 6%

(1)	PLOUTOS GROUP LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of PLOUTOS GROUP LIMITED is Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110, British Virgin Islands. PLOUTOS GROUP LIMITED is indirectly wholly owned and controlled by Mr. Wenquan Zhu, the chairman of the board and chief executive officer of Holdco.

B. Related Party Transactions — Big Tree Cloud

Our Related Parties

No.	Name of Related Parties	Relationship
1.	Wenquan Zhu	Controlling shareholder and Chairman of the Group
2.	Big Tree Cloud Network Technology (Shenzhen) Co., Ltd (“Big Tree Cloud Shenzhen”)	An entity controlled by Wenquan Zhu
3.	Shenyang Jingxihui Network Technology Co., Ltd (“Shenyang Jingxihui”)	An entity controlled by Wenquan Zhu
4.	Shenzhen Jingxihui Trading Co., Ltd (“Shenzhen Jingxihui”)	An entity controlled by Wenquan Zhu
5.	Shenzhen Big Tree Rong Trading Co., Ltd (“Shenzhen Big Tree Rong Trading”)	An entity controlled by Wenquan Zhu
6.	Ting Yan	Chief Financial Officer and Director

1) Transactions with Big Tree Cloud Shenzhen

For the year ended June 30, 2022, we engaged Big Tree Cloud Shenzhen for the provision of technical services in relation to our business operations and incurred a total service fee of US$152,507. We paid this amount in the regular course of business operations. For the year ended June 30, 2023, Big Tree Cloud Shenzhen provided technical services in the amount of US$572,250, and we periodically paid this amount in the regular course of business operations, with US$31,965 remain due to Big Tree Cloud Shenzhen as of June 30, 2023. As of December 31, 2023, the total amount was settled.

For the years ended June 30, 2022 and 2023, we sold certain goods to and made payments on behalf of Big Tree Cloud Shenzhen, and the total amount due from Big Tree Cloud Shenzhen was US$832,897 as of June 30, 2023.

We and Big Tree Cloud Shenzhen agree to offset the remaining balance among the parties, and Big Tree Cloud Shenzen paid the remaining balance of US$800,932 as of October 2023.

We rented certain properties to Big Tree Cloud Shenzhen in 2023 for a monthly payment of RMB11,100. For the six months ended December 31, 2023, we have collected USD8,685 as rental payment.

We purchased certain goods from and sold certain goods to Big Tree Cloud Shenzhen in 2023, we have made and collected payments in the regular course of business. As of December 31, 2023, the amount of US$562 remain due from Big Tree Cloud Shenzhen, and we intend to collect these payments in the regular course of business.

2) Transactions with Shenzhen Jingxihui

For the year ended June 30, 2022, we sold certain goods to Shenzhen Jingxihui for a total value of US$185,019, and we collected this payment in the regular course of business operations. For the year ended June 30, 2023, we sold certain goods to Shenzhen Jingxihui for a total value of US$236,605, and we collected these payments in the regular course of business operations.

For the year ended June 30, 2022, Shenzhen Jingxihui made payments on our behalf, and as a result, we incurred US$177,239 in accounts payables. We made these payments to Shenzhen Jingxihui as of June 30, 2023.

3) Transactions with Shenyang Jingxihui

For the year ended June 30, 2022, we sold certain goods to Shenyang Jingxihui for a total value of US$185,019, and we collected these payment in the regular course of business operations.

For the year ended June 30, 2022, Shenyang Jingxihui made payments on our behalf, and as a result, we incurred US$149,041 in accounts payables. We made these payments to Shenyang Jingxihui as of June 30, 2023.

4) Transactions with Shenzhen Big Tree Rong Trading

For the year ended June 30, 2022, we sold certain goods to Shenzhen Big Tree Rong Trading for a total value of US$291,884. We collected the payments due from Shenzhen Big Tree Rong Trading in the regular course of business operations.

For the year ended June 30, 2022, Big Tree Rong Trading made payments on our behalf, and as a result, we incurred US$49,299 in accounts payables. We made these payments to Shenzhen Big Tree Rong as of June 30, 2023.

5) Transactions with Wenquan Zhu

In 2022, Wenquan Zhu executed and obtained a loan in the amount of RMB10 million, or approximately US$1.38 million, at an interest rate of 5% per annum on behalf of our Group from a commercial bank. Due to the commercial bank’s rule, this type of loan may only be issue to an individual rather than a commercial entity. This loan arrangement also required the pledge of assets as collateral. Therefore, Wenquan Zhu was deemed as the borrower with the Group’s real property pledged as the collateral asset. The aggregate loan payment was immediately transferred from Wenquan Zhu’s personal account to the Group’s bank account upon release of the loan by the commercial bank. Under this loan arrangement, Wenquan Zhu paid the monthly interests on behalf of our Group, and we reimbursed Wenquan Zhu accordingly. This type of loan is common in China for companies with limited operating history. For the years ended June 30, 2022 and 2023, the amounts due to Wenquan Zhu under this arrangement were US$1.3 million and US$1.3 million, respectively.

As of December 31, 2023, the loan arrangement was terminated and the commercial bank has released the security interest in our Group’s assets. The amount of US$5,933 was the remaining interest payment. We intend to make this payment in June 2024.

6) Transactions with Ting Yan

For the year ended June 30, 2023, we had US$61,374 due from Ting Yan which mainly represent an interest free loan we made to her. Ting Yan has repaid this loan as of October, 2023.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares and warrants are listed on the Nasdaq Global Market under the symbols “DSY” and “DSYWW,” respectively. Holders of our ordinary shares and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants are listed on the Nasdaq Global Market under the symbols “DSY” and “DSYWW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this Report, we are authorized to issue a maximum of 500,000,000 shares of a par value of US$0.0001 each. As of the date of this Report, 2024, subsequent to closing of the Business Combination, there were 57,080,546 ordinary shares outstanding. There were also 6,016,125 warrants outstanding, each exercisable to purchase one ordinary share at a price of $11.50 per full share. Certain of our shareholders are subject to lock-up as contained in the Form F-4 in the section entitled “Proposal No. 1—The Business Combination Proposal— Additional Agreements Executed at the Signing of the Merger Agreement— Shareholders Lock-Up Agreement.”

B. Memorandum and Articles of Association

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Cayman Companies Act” below, and the common law of the Cayman Islands.

We incorporate by reference into this Report our Second Amended and Restated Memorandum and Articles of Association, the form of which was filed as Annex B to our registration statement on Form F-4 (File No. 333-277882) initially filed with the Securities and Exchange Commission on March 13, 2024, as amended, which are incorporated herein by reference. Our shareholders adopted our Second Amended and Restated Memorandum and Articles of Association by a special resolution on May 22, 2024, which became effective on June 6, 2024.

The following are summaries of material provisions of our Second Amended and Restated Memorandum and Articles of Association and the Cayman Companies Act insofar as they relate to the material terms of our ordinary shares.

Registered Office

Our registered office is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Capacity and Power

According to Clause 3 of our Second Amended and Restated Memorandum of Association, we have full power and authority to carry out any object not prohibited by the Cayman Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

The description of our ordinary shares is contained in the Form F-4 in the section entitled “Description of PubCo’s Securities,” which is incorporated herein by reference.

C. Material Contracts

The description of our Material Contracts is contained in the Form F-4 in the section entitled “Big Tree Cloud’s Business,” which is incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “Material U.S. Federal Income Tax Consequences,” which is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has no current plans to pay dividends. PubCo does not currently have a paying agent.

G. Statement by Experts

The financial statements for Plutonian as of December 31, 2022 and 2023, incorporated in this Report on Form 20-F by reference to the Form 10-K filed with the SEC on April 12, 2024 have been so incorporated in reliance on the report of Marcum LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of such firm as an expert in accounting and auditing. The address of Marcum LLP is 100 Eagle Rock Avenue, East Hanover, NJ 07936.

The financial statements for Big Tree Cloud as of June 30, 2022 and 2023, incorporated in this Report on Form 20-F by reference to the Registration Statement on Form F-4 (File No. 333-277882) of PubCo initially filed on March 13, 20203 have been so incorporated in reliance on the report of Audit Alliance LLP, an independent registered public accounting firm, incorporated by reference herein, given on the authority of such firm as an expert in accounting and auditing. The address of Audit Alliance LLP is 10 Anson Road, #20-16 International Plaza, Singapore 079903.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi for the six months ended December 31, 2022 and 2023. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in international political and economic development and by the central government’s policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi depreciated approximately by 5% against the U.S. dollar in 2018, and further depreciated by 4% against the U.S. dollar in 2019. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

We have not been exposed to material risks due to changes in market interest rates, nor have we used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest in interest-earning instruments, and investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Upon closing of the Business Combination, the warrants of Plutonian convert automatically into warrants of PubCo to purchase PubCo ordinary shares. The following provides a summary of the material provisions governing the PubCo warrants.

Each redeemable warrant entitles the holder thereof to purchase one ordinary share at a price of $11.50 per share, subject to adjustment as described in this report. The warrants will become exercisable on the later of 30 days after the completion of the Business Combination and 12 months from the closing of Plutonian’s initial public offer. However, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the issuance of the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such ordinary share. Notwithstanding the foregoing, if a registration statement covering the issuance of the ordinary share issuable upon exercise of the warrants is not effective within 90 days from the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In the event that holders are able to exercise their warrants on a “cashless basis,” each holder would pay the exercise price by surrendering the warrants in exchange for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average last reported sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the exercise date. The warrants will expire five years from the closing of the Business Combination at 5:00 p.m., New York City time or earlier upon redemption or liquidation.

In addition, if (x) Plutonian issues additional common stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by its board of directors and, in the case of any such issuance to Plutonian’s initial stockholders or their affiliates, without taking into account any insider shares held by its initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of its initial business combination (net of redemptions), and (z) the volume weighted average trading price of its common stock during the 20 trading day period starting on the trading day prior to the day on which Plutonian consummates its initial business combination (such price, the “Market Price”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Price and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Price and the Newly Issued Price.

We may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which we refer to as the 30-day redemption period; and

●	if, and only if, the last reported sale price of our ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

The right to exercise will be forfeited unless the warrants are exercised prior to the redemption date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not required

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not required

ITEM 15. CONTROLS AND PROCEDURES

Not required

ITEM 16. [RESERVED]

Not required

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Not required

ITEM 16B. CODE OF ETHICS

Not required

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not required

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the consummation of the Business Combination, Audit Alliance LLP, the independent auditor of Big Tree Cloud, is being engaged as the independent auditor of PubCo. In connection with the Business Combination, Marcum, which was the auditor for Plutonian Acquisition Corp., was informed that it would no longer be our auditor.

The reports of Marcum on the financial statements of Plutonian Acquisition Corp. as of December 31, 2022 and December 31, 2023, and for the years ended December 31, 2022 and December 31, 2023 did not contain any adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. Marcum’s audit reports contained an explanatory paragraph related to the substantial doubt of Plutonian Acquisition Corp.'s ability to continue as a going concern.

During the period from March 11, 2021 (inception) through December 31, 2023 and through the effective date of the Business Combination (the “Effective Date”), there were no disagreements with Friedman or Marcum (as applicable) on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Friedman or Marcum (as applicable), would have caused Friedman or Marcum (as applicable) to make reference thereto in its reports on the financial statements of Plutonian Acquisition Corp. for such periods. During the period from March 11, 2021 (inception) through December 31, 2022 and through the Effective Date, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the period from March 11, 2021 (inception) through December 31, 2023 and through the Effective Date, neither Plutonian, nor anyone on its behalf, consulted Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of Plutonian and neither a written report was provided to Plutonian or oral advice was provided that Marcum concluded was an important factor considered by Plutonian in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

PubCo provided Marcum with a copy of the disclosure it is making in this Report and requested that Marcum furnish PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F, stating whether Marcum agrees with the statements made by PubCo in this Report, and if not, in which respects Marcum does not agree. A copy of Marcum’s letter to the Securities and Exchange Commission dated June 12, 2024 is attached as Exhibit 15.2 to this Report.

ITEM 16G. CORPORATE GOVERNANCE

Not required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

Big Tree Cloud’s audited consolidated financial statements as of June 30, 2022 and 2023 and for the years ended June 30, 2022 and 2023 are incorporated by reference to pages F-1–F-30 in the Form F-4.  Big Tree Cloud’s unaudited interim condensed consolidated financial statements as of June 30, 2023 and December 31, 2023 and for the six months ended December 31, 2022 and 2023 are attached hereto starting on page F-1 of this Report.

Plutonian’s audited financial statements as of December 31, 2022 and 2023 are incorporated by reference to Plutonian’s annual report on Form 10-K filed with the SEC on April 12, 2024. Plutonian’s unaudited condensed financial statements as of December 31, 2023 and March 31, 2024 and for the three months ended March 31, 2023 and 2024 are incorporated by reference to ’s quarterly report on Form 10-Q filed with the SEC on May 31, 2024.

The unaudited pro forma condensed combined financial statements of PubCo are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Annex B of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.1	Specimen of Ordinary Share of PubCo (incorporated by reference to Exhibit 4.5 of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.2	Specimen of Warrant of PubCo (incorporated by reference to Exhibit 4.6 of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.5	Warrant Agreement (incorporated by reference to Exhibit 4.2 of Plutonian’s current report on Form 8-K filed with the SEC on November 16, 2022)
2.6*	Supplemental Warrant Agreement dated June 7, 2024 by and among Plutonian, PubCo and Continental Stock Transfer & Trust Company.
4.1	Agreement and Plan of Merger, dated October 9, 2023 (incorporated by reference to Annex A of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.2	Form of Lock-Up Agreement (incorporated by reference to Annex E of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.3	Form of Registration Rights Agreement (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.4	Form of Officer Employment Agreement of PubCo (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.5	Form of Director Letter Agreement of PubCo (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.6	Form of Director and Officer Indemnification Agreement of PubCo (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.7	Form Big Tree Cloud Convenience Store License Agreement (English Translation) (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.8	Product Purchase Agreement dated March 10, 2023 (Distribution Agreement) (English Translation) (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.9	Technology Development Contract dated January 1, 2024 (English Translation) (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
8.1*	List of Subsidiaries of PubCo
15.1*	Unaudited pro forma condensed combined financial statements of PubCo.
15.2*	Letter from Marcum LLP
15.3*	Letter from Friedman LLP
15.4*	Consent from Audit Alliance LLP
15.5*	Consent from Marcum LLP

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BIG TREE CLOUD HOLDINGS LIMITED

June 12, 2024	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Big Tree Cloud International Group Limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2023 AND JUNE 30, 2023	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS)/EQUITY FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022	F-5
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-6

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of,
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,121,803	3,190,995
Advance to suppliers	47,741	717,748
Accounts receivables, net	20,315	211,356
Prepaid expenses and other current assets, net	633,093	618,771
Inventories, net	1,325,975	626,196
Amount due from related parties	562	894,271
Total current assets	3,149,489	6,259,337

Non-current assets:
Property and equipment, net	3,977,725	3,982,410
Intangible asset, net	79,940	2,509
Right-of-use assets	628,532	704,531
Deferred offering costs	1,323,686	752,955
Deferred tax asset	515,885	381,191
Total non-current assets	6,525,768	5,823,596
TOTAL ASSETS	9,675,257	12,082,933

LIABILITIES AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current liabilities:
Short-term loan	1,408,471	-
Accounts payables	733,079	683,424
Contract liabilities	3,728,785	3,385,764
Accrued expenses and other current liabilities	639,045	661,037
Lease liabilities	173,749	174,650
Amounts due to related parties	407,208	1,324,178
Total current liabilities	7,090,337	6,229,053

Non-current liabilities:
Lease liabilities	450,883	500,262
Contract liabilities	3,521,176	4,765,785
Total non-current liabilities	3,972,059	5,266,047
TOTAL LIABILITIES	11,062,396	11,495,100

Shareholders’ (deficits)/equity:
Ordinary shares (par value of US$1 per share; 50,000 ordinary shares authorized, 50,000 ordinary shares issued and outstanding as of December 31, 2023 (unaudited) and June 30, 2023, respectively)*	50,000	50,000
Additional paid-in capital	1,619,428	4,199,352
Accumulated deficit	(3,398,283)	(3,979,667)
Accumulated other comprehensive income	341,716	318,148
Total shareholders’ (deficits)/equity	(1,387,139)	587,833

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICITS)/EQUITY	9,675,257	12,082,933

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 14, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Net revenue	4,158,057	2,467,137
Cost of revenues	(1,378,127)	(662,103)
Gross profit	2,779,930	1,805,034

Operating expenses
Selling expenses	(435,245)	(50,005)
General and administrative expenses	(1,887,213)	(1,355,520)
Total operating expenses	(2,322,458)	(1,405,525)
Operating profit	457,472	399,509

Other income/(expenses), net
Financial expenses	(20,079)	(1,014)
Financial income	2,699	3,176
Income/(loss) on deregistration of subsidiaries	62,429	(88,487)
Other expenses, net	33,561	103
Total other income/(expenses), net	78,610	(86,222)

Profit before income tax provision	536,082	313,287
Income tax benefit/(expense)	45,302	(51,949)
Net profit	581,384	261,338

Other Comprehensive Income
Foreign currency translation adjustments	23,568	11,762
Total comprehensive income	604,952	273,100

Earnings per share
Basic and diluted	11.63	5.23
Weighted average shares used in calculating net profit per share:
Basic and diluted	50,000	50,000

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 14, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICITS)/EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	Deficit	income	equity/(deficits)
		USD	USD	USD	USD	USD

Balance as of June 30, 2022	50,000	50,000	4,199,352	(4,259,232)	463,054	453,174
Net income	-	-	-	261,338	-	261,338
Foreign currency translation	-	-	-	-	11,762	11,762
Balance as of December 31, 2022	50,000	50,000	4,199,352	(3,997,894)	474,816	726,274

Balance as of June 30, 2023	50,000	50,000	4,199,352	(3,979,667)	318,148	587,833
Net income	-	-	-	581,384	-	581,384
Deemed distribution in connection with purchase of intangible assets	-	-	(2,579,924)	-	-	(2,579,924)
Foreign currency translation	-	-	-	-	23,568	23,568
Balance as of December 31, 2023	50,000	50,000	1,619,428	(3,398,283)	341,716	(1,387,139)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on September 14, 2023.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Net income	581,384	261,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	480,187	29,049
Write offs of inventory reserve	(601)	(1,228)
Loss on disposal of property and equipment	5,137	-
Provision for doubtful accounts	3,412	11,649
Deferred tax assets	(134,694)	(24,450)
Amortization of right-of-use assets	89,327	16,061
Changes in operating assets and liabilities:
Accounts receivables, net	188,620	(47,287)
Prepaid expenses and other current assets, net	(14,322)	(334,592)
Accounts payables	49,655	203,283
Contract liabilities	(901,588)	5,595,291
Advance to suppliers	670,007	(301,513)
Inventories, net	(699,268)	26,664
Accrued expenses and other current liabilities	(21,992)	19,645
Lease liabilities	(63,608)	(15,357)
Net cash provided by operating activities	231,656	5,438,553

Cash flows from investing activities:
Proceeds on disposal of property and equipment	63,582	-
Purchases of property and equipment	(387,111)	(2,181,504)
Purchases of intangible assets	(1,796,426)	-
Net cash used in investing activities	(2,119,955)	(2,181,504)

Cash flows from financing activities:
Payments of listing fees	(570,731)	-
Loans paid to related parties	(1,778,091)	(1,344,215)
Loans received from related parties	893,709	-
Proceeds from short-term loans	1,408,471	-
Net cash used in financing activities	(46,642)	(1,344,215)

Effect of Foreign currency translation	(134,251)	(7,809)
Net decrease/(increase) in cash and cash equivalents:	(2,069,192)	1,905,025
Cash and cash equivalents at beginning of the period	3,190,995	363,535
Cash and cash equivalents at end of the period	1,121,803	2,268,560

Supplemental disclosure of cash flow information:
Interest paid	20,643	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Big tree cloud international group limited (“DSY”, or the “Company”) was incorporated by the controlling shareholder, Mr. Wenquan zhu, under the laws of the Cayman Islands on April 21, 2021.

Bright Connected Limited (“DSY BVI”), which is 100% owned by the Company, was incorporated in British Virgin Islands (the “BVI”) on April 1, 2021. DSY BVI is an investment holding company with no operations.

Hongkong Ploutos International Limited (“DSY HK”), which is 100% owned by the Company through DSY BVI, was incorporated in Hong Kong on July 14, 2023. DSY HK is an investment holding company with no operations.

Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”), which was incorporated on June 16, 2020 by the controlling shareholder, Mr. Wenquan Zhu. DSY Guangdong through its directly and indirectly owned subsidiaries is principally engaged in the manufacturing and sales of personal care products in the People’s Republic of China (“PRC”).

Reorganization

In anticipation of an initial public offering of its equity securities, the Company undertook a reorganization (the “Reorganization”). On September 14, 2023, DSY HK acquired DSY Guangdong from Mr. Wenquan Zhu. Effective on September 14, 2023, the Company completed the reorganization (“Reorganization”) and became the ultimate holding company of DSY Guangdong and its subsidiaries through DSY HK, which were all controlled by the same shareholders before and after the Reorganization.

After the Reorganization, DSY and its consolidated subsidiaries (collectively the “Group”), consists of following major entities:

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Wholly-owned subsidiaries of DSY Guangdong
Shenzhen Big Tree Cloud Import and Export Trading Co., Ltd. (“DSY Shenzhen”)	July 02, 2020	100%	Sale of personal care products
Dongguan Big Tree Cloud Daily Necessities Co. Ltd. (“DSY Dongguan”)	July 14, 2022	100%	Manufacturing personal care products
Shenzhen Jingxiyun Trading Co., Ltd. (“Jingxiyun Shenzhen”)	December 20, 2021	100%	Sale of personal care products
Shenzhen Big Tree Cloud Commercial Chain Management Co. Ltd. (“DSY Commercial Shenzhen”)	January 19, 2023	100%	Sale of personal care products
Wholly-owned subsidiaries of DSY Commercial Shenzhen
Jiangsu Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Jiangsu”)	February 24, 2023	100%	Sale of personal care products

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Liaoning Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Liaoning”)	February 21, 2023	100%	Sale of personal care products
Jilin Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Jilin”)	March 8, 2023	100%	Sale of personal care products
Sichuan Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Sichuan”)	March 17, 2023	100%	Sale of personal care products

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in United States dollars (“USD”).

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the BVI-registered entities, Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited condensed consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The Company considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, the allowance for uncollectable accounts receivables, classification of contract liabilities as current or non-current, depreciable lives and recoverability of property and equipment, deferred income taxes, uncertain tax position and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(e) Accounts receivables, net

Accounts receivables, net are stated at the historical carrying amount net of allowance for uncollectible accounts. The accounts receivable mainly include receivables from platform distributor customers, and wholesale customers, and are recognized in the period when the Group has delivered goods to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The receivables from platform distributor customers and wholesale customers are settled in accordance with credit terms mutually agreed.

The Group makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

(f) Inventories, net

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenues in the unaudited condensed consolidated statements of income and comprehensive income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Company takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. $601 and $1,228 of inventory provision were written off for the six months ended December 31, 2023 and 2022, respectively.

(g) Prepaid expenses and other current assets, net

Prepaid expenses and other current assets mainly consisted of deposits for online stores and offline shops. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Advance to suppliers

Advance to suppliers represented prepayments to suppliers for costs of products. Management reviews its advance to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

(i) Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

(j) Deferred offering costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. Should the Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2023 and June 30, 2023, the Company capitalized $1,323,686 and $752,955 of deferred offering costs, respectively.

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	5 years
Transportation equipment	8 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the unaudited condensed consolidated statements of income. Management estimates the residual value of its office equipment and computers, transportation equipment and office equipment to be 5%.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Intangible assets, net

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which are the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing impairment test for its intangible asset. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Group’s intangible assets mainly represented trademark developed and acquired by the Group. Trademark is classified as finite-lived intangible assets and amortized over its useful life of 7 years.

(m) Lease

The Company adopted ASC 842 on July 1, 2021.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for a major part of the remaining economic life of the underlying asset.

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Group at the end of the lease term.

When none of the criteria are met, the Group classifies a lease as an operating lease.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the unaudited condensed consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

(l) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(m) Fair value measurement

The Group applies ASC 820 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3	—	Unobservable inputs which are supported by little or no market activity.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, advance to suppliers, other receivables included in the prepaid expenses and other current assets, advance from customers, accounts payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2023 and June 30, 2023, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(n) Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines that it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(o) Revenue recognition

The Group’s revenues are mainly generated from 1) product sales, 2) licensing fees from commercial stores.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates. To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Product sales

The Group’s product sales primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through the Group’s online stores on third party e-commerce platforms; and iii) sales to retail customers through the offline stores operated by the Group.

The Group assesses that the Group is acting as a principal, as the Group obtains control of the specified goods prior to their transfer to the customer, and is responsible for fulfilling the promise to provide the specified goods.

The revenues are recognized at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized when the Group satisfies a performance obligation by transferring promised goods to places designated by customers. For sales through online platforms, revenues are recognized when (i) customers manually confirm their receipt of the products or (ii) seven days after delivery, whichever is earlier.

Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Group’s sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, the Group offers an unconditional right of return for a period of seven days upon receipt of products. The Group bases its estimates of sales return on historical results. For the six months ended December 31, 2023 and 2022, the amount of sales return was in significant. The Group may provide sales incentives in the forms of discounts to customers. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment for online and offline retail customers are due at the point of sale. Payment terms for distributor customers are generally set at 60 days after the consideration becomes due and payable.

Licensing fees

The Group enters into licensing agreements with customers and the third-party commercial stores (the “Licensees”), to authorize the Licensees to use the Group’s logo, trademark and the brand name of “Big Tree Cloud”. Therefore, the performance obligation is satisfied over time because the Licensees simultaneously receive and consume the benefits (of utilizing the Group’s logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from licencing fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt inventive payment to the Licensees if a Licensee reaches certain milestones. The Group uses the “most likely amount” method based on historical experiences and updates its estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

The Group considers itself the principal as it is responsible for rendering franchising services prior to transfer to the customers and has the pricing latitude; therefore, such revenues are reported on a gross basis.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following tables disaggregate the Group’s revenue for the six months ended December 31, 2023 and 2022 :

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Product Sales (by products)
Sanitary pads	2,251,713	211,825
Personal care products	849,062	104,367
Accessories	1,013,537	2,149,624
Others	28,396	1,321
Franchise Fees	15,349	-
Total	4,158,057	2,467,137

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Product Sales (by channels)
Online	2,062,202	1,963,537
Offline	2,080,506	503,600
Franchise Fees	15,349	-
Total	4,158,057	2,467,137

The following table presents revenue classified by timing of revenue recognition for the six months ended December 31, 2023 and 2022 :

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Point in time	4,142,708	2,467,137
Over time	15,349	-
Total	4,158,057	2,467,137

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of $7,249,961 and $8,151,549 as of December 31, 2023 and June 30, 2023, respectively.

The balance as of December 31, 2023 mainly from a third-party customer for product sales. Pursuant to the contract, the customer has made a prepayment of RMB50 million (approximately USD 7.04 million) to the Group. If the customer fails to achieve sales within 36 months, no refund will be provided for any remaining balance. According to the sales plan agreed with the customer, the management established a reasonable basis for projecting anticipated revenue schedules that are expected to be earned. As of December 31, 2023, the outstanding balance has been classified as current liabilities and non-current liabilities, with amounts of $3,728,785 and $3,521,176, respectively.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(p) Cost of revenues

Cost of revenues consists primarily of (i) purchase of goods, and (ii) rents and other costs related to the business operation.

(q) Selling expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) staff cost incurred by sales and marketing personnel.

(r) General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost; (ii) professional service fees; (iii) rental and depreciation related to general and administrative personnel, and (iv) other corporate expenses.

(s) Financial (expense) income, net

Financial (expense) income, net mainly consists of (i) interest income and expense, (ii) foreign exchange gain or loss, and (iii) bank charges.

(t) Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution. Employee social benefits included as cost of revenues and expenses in the unaudited condensed consolidated statements of operations and comprehensive income amounted to $41,235 and $10,318 for the six months ended December 31, 2023 and 2022, respectively.

(u) Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for unaudited condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive income for the six months ended December 31, 2023 and 2022, respectively. The Group expects that its assessment regarding unrecognized tax positions will change over the next 12 months and it incurred loss for the six months ended December 31, 2022 while making profits for the six months ended December 31, 2023.

(v) Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the unaudited condensed consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to April 1, 2019. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(w) Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“USD”). The Company’s operating subsidiaries in China and Hong Kong use their respective currencies Renminbi (“RMB”) and Hong Kong Dollar (“HKD”) as their functional currencies.

The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in unaudited condensed consolidated statements of changes in shareholders’ equity/(deficits). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	As of
	December 31, 2023	June 30, 2023
Balance sheet items, except for equity accounts	7.0999	7.2513

	For the Six Months Ended December 31
	2023	2022
Items in the unaudited condensed consolidated statements of operations and comprehensive income, and statements of cash flows	7.2347	6.9789

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(x) Earnings per share

Earnings per share (“EPS”) is computed by dividing net income by the weighted average number of ordinary shares outstanding. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended December 31, 2023 and 2022, there were no dilutive shares.

(y) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the unaudited condensed consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(z) Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (’‘ASU 2019-12’’), which simplifies the accounting for income taxes by removing exceptions and simplifies the accounting for income taxes regarding franchise tax, good will, separate financial statements, enacted change in tax laws or rates and employee stock ownership plans. ASU 2019-12 will be effective for the Group for annual reporting periods beginning January 1, 2022 and interim periods within fiscal years beginning January 1, 2023. The Group in the process of evaluating the impacts the standards will have on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Accounts receivable	29,178	217,798
Allowance for doubtful accounts	(8,863)	(6,442)
	20,315	211,356

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

3. ACCOUNTS RECEIVABLES, NET (cont.)

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Balance at beginning of the period/year presented	(6,442)	(1,112)
Allowance provided during the period/year	(7,159)	(5,500)
Bad debt reversal	3,747	-
Foreign currency translation adjustment	991	170
Balance at end of the period/year presented	(8,863)	(6,442)

The Group recorded provision of allowance for doubtful accounts of $3,412 and $11,649 for the six months ended December 31, 2023 and 2022, respectively.

4. INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Inventories consisted of the following:
Raw materials	565,488	323,387
Finished goods	561,723	288,057
Others	203,002	19,501
Total	1,330,213	630,945
Inventory write-down	(4,238)	(4,749)
Inventories, net	1,325,975	626,196

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Balance at beginning of the period/year presented	(4,749)	(1,391)
Write-offs/(write-down) during the period/year	601	(3,613)
Foreign currency translation adjustment	(90)	255
Balance at end of the period/year presented	(4,238)	(4,749)

The Group wrote off inventory provision of $601 and $1,228 for the six months ended December 31, 2023 and 2022, respectively.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consist of the following:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Value added tax recoverable	436,520	213,557
Payment on behalf of employees	1,247	90,101
Deposits	177,129	281,268
Others	18,197	33,845
Prepaid expenses and other current assets, net	633,093	618,771

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Office equipment and computers	1,140,803	1,041,840
Transportation equipment	352,625	340,160
Building	2,733,844	2,676,764
Leasehold improvements	1,038,313	711,614
Total	5,265,585	4,770,378
Less: accumulated depreciation	(1,287,860)	(787,968)
Property and equipment, net	3,977,725	3,982,410

For the six months ended December 31, 2023 and 2022, depreciation expense was $479,995 and $29,049, respectively. The accumulated depreciation transferred out from property and equipment was $5,908, and currency translation difference was $25,805 for the six months ended December 31, 2023.

Loss from disposal of plant and equipment was $5,137 and nil for the six months ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the building, owned by the Group, for which the carrying value was $2,855,140, was pledged as collateral to secure a long-term loan of Mr. Wenquan Zhu dated May 8, 2023, from Industrial and Commercial Bank of China. Such loan was later lent to the Group by Mr. Wenquan Zhu as related-party loan (Note 14).

7.  INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Trademark	80,225	2,602
Less: accumulated amortization	(285)	(93)
Intangible asset, net	79,940	2,509

For the six months ended December 31, 2023 and 2022, amortization expense amounted to $192 and $nil, respectively.

Future estimated amortization expense of intangible assets is as follows:

Year	Amount
2024	11,461
2025	11,461
2026	11,461
2027	11,461
2028	11,461
Thereafter	22,635
Total	79,940

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

8. LEASE

Effective on July 1, 2022, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and studio leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Right-of-use assets	628,532	704,531

Lease liabilities	173,749	174,650
Lease liabilities - non-current	450,883	500,262
Total Lease liabilities	624,632	674,912

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2023 were as follows:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.62

Weighted average discount rate	4.23%

For the six months ended December 31, 2023 and 2022, the lease expenses was $89,327 and $16,061, respectively.

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2023:

Amount
USD
2024	196,345
2025	196,373
2026	140,489
Thereafter	140,489
Total lease payments	673,696
Less: imputed interest	(49,064)
Present value of lease liabilities	624,632

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Other taxes payable	427,021	154,482
Accrued payroll and employee benefits	163,161	116,694
Deposits	14,671	365,722
Others	34,192	24,139
Total accrued expenses and other current liabilities	639,045	661,037

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

10. ORDINARY SHARES

The authorized number of ordinary shares of the Company is 50,000 shares with par value of $1 each. On April 21, 2021, the Company issued an aggregate of 50,000 ordinary shares at a price of $1 per share, pro-rata to the shareholders of the Company as of such date.

11. RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Shareholders. Paid-in capital of subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2023 and June 30, 2023, net assets restricted in the aggregate, which include paid-in capital and additional paid-in capital the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $6,929,675 and $4,249,352, respectively.

12. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. MTV HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s WFOE, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In January 2019, the State Administration of Taxation announced that from January 1, 2019 to December 31, 2021, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of their taxable income amount for the proportion of taxable income not exceeding RMB1 million; and a 20% corporate income tax on 50% of their taxable income amount of more than RMB1 million but not exceeding RMB3 million. The State Administration of Taxation further announced that from January 1, 2021 to December 31, 2022, for the portion of taxable income not exceeding RMB1 million, the amount of taxable income can be halved from 25% to 12.5%, and the corporate income tax will be levied at 20%, for small and low-profit enterprises, and from January 1, 2022 to December 31, 2024, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

12. TAXATION (cont.)

The income tax benefit/(expense) consists of the following components:

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Current income tax expense	(78,905)	(81,629)
Deferred income tax benefit	124,207	29,680
Total income tax benefit/(expense)	45,302	(51,949)

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the six months ended December 31,
	2023	2022
	(Unaudited)
Income before income tax expense	536,082	313,287
Computed income tax expense with statutory tax rate	(134,021)	(78,322)
Tax effect of non-deductible items	130,770	(1,514)
Changes in valuation allowance	-	(38)
Write-off of net loss carried forward*	(72,566)	-
Effect of preferential tax rate	121,119	27,925
Income tax (expense)/benefit	45,302	(51,949)

*	Net loss generated by subsidiaries being disposed for the six months ended December 31, 2023 was written off.

As of December 31, 2023 and June 30, 2023, the significant components of the deferred tax assets are summarized below:

	As of
	December 31, 2023	June 30, 2023
	(Unaudited)
Deferred tax assets:
Net operating loss carried forward	1,159,720	379,456
Allowance for doubtful accounts	1,146	1,735
Total deferred tax assets	1,160,866	381,191
Valuation allowance	(644,981)	-
Deferred tax assets, net of valuation allowance	515,885	381,191

As of December 31, 2023, the Group had net operating loss carryforwards of approximately $4,477,321, respectively, which arose from the Group’s subsidiaries. As of December 31, 2023 and June 30, 2023, deferred tax assets from the net operating loss carryforwards amounted to $1,159,720 and $379,456, respectively.

As of December 31, 2023, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	56,405
2027	871,389
2028	1,737,477
2029	1,182,058
2030	629,992
Total	4,477,321

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

13. NET PROFIT PER SHARE

The following table sets forth the basic and diluted net profit per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the six months ended December 31,
	2023	2022
Numerator:
Net income attributable to Big Tree Cloud International Group Limited	581,384	261,338
Numerator for basic and diluted net profit per share calculation	581,384	261,338

Denominator:
Weighted average number of ordinary shares	50,000	50,000
Denominator for basic and diluted net profit per share calculation	11.63	5.23

Net income per ordinary share
– Basic and diluted	11.63	5.23

14. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Wenquan Zhu	Controlling shareholder and chairman of the Group
2	Big Tree Cloud Network Technology (Shenzhen) Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
3	Shenyang Jingxihui Network Technology Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
4	Shenzhen Jingxihui Trading Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
5	Shenzhen Big Tree Rong Trading Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
6	Ting, Yan	Chief Financial Officer and Director
7	Daidi, Lin	Legal representative of subsidiary

Amounts due from related parties

Amounts due from related parties consisted of the following for the years indicated:

	As of
	December 31, 2023	June 30, 2023
	USD	USD
	(Unaudited)
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	562	792,464
Shenzhen Jingxihui Trading Co., LTD	-	40,433
Ting, Yan	-	61,374
Total	562	894,271

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

14. RELATED PARTY TRANSACTIONS (cont.)

The loans were lent to the above related parties with no collateral, zero interest, and payable upon request.

On October 21, 2023, Ting, Yan fully repaid all the loans to the Group, and Big Tree Cloud Network Technology (Shenzhen) Co., LTD settled its outstanding loans to the Group on October 26, 2023. As of the date of issuance of the unaudited condensed consolidated financial statements, the balance due from Big Tree Cloud Network Technology (Shenzhen) Co., LTD was nil.

Amounts due to related parties

Amount due to related parties consisted of the following for the years indicated:

		As of
	Nature	December 31, 2023	June 30, 2023
		USD	USD
		(Unaudited)
Wenquan Zhu*	Payable for interests	5,933	1,283,901
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Payable for procurement of goods	-	40,277
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Payments received on behalf of the Group	401,275	-
Total		407,208	1,324,178

*	Mr. Wenquan Zhu entered into a long-term loan agreement for operating purposes with Industrial and Commercial Bank of China on May 8, 2023, of which was pledged with the building owned by the Group (Note 6). Mr. Wenquan Zhu later lent the loan to the Group as a related-party loan. On August 9, 2023 and October 24, 2023, the Group has repaid the principle to Mr. Wenquan Zhu to settle the related-party loan.

Related party transactions

	For the six months ended December 31,
	2023	2022
	USD	USD
	(Unaudited)
Purchase of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	706	11,931
Sales of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	63,083	193,565
Rental income
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	8,685	-
Interest expense
Wenquan, Zhu	14,769	-

15. LOSS FROM DEREGISTRATION OF SUBSIDIARIES

For the six months ended December 31, 2023 and 2022, the Group ceased operations for several subsidiaries through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries had little business operations for years. As a result, the Group recognized income from deregistration of those subsidiaries of $62,429 and loss from deregistration of $88,487 in aggregate for the six months ended December 31, 2023 and 2022, respectively.

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

16. CONCENTRATION OF RISKS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There is no single customer who represents 10% or more of the Group’s total revenues.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total account receivables:

	As of
	December 31, 2023		June 30, 2023
	Amount	%	Amount	%
	USD		USD
Customer A	-	-	111,360	51%
Customer B	22,752	78%	-	-
Customer C	3,574	12%	-	-

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Six Months Ended December 31,
	2023		2022
	Amount	%	Amount	%
	USD		USD
Supplier A	325,538	14%	386,076	10%
Supplier B	238,337	10%	*	*
Supplier C	-	-	501,512	13%
Supplier D	*	*	498,896	13%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payables:

	As of
	December 31, 2023		June 30, 2023
	Amount	%	Amount	%
	USD		USD
Supplier E	234,627	32%	-	-%
Supplier B	*	*	150,236	22%
Supplier D	-	-	180,480	26%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total advance to suppliers:

	As of
	December 31, 2023		June 30, 2023
	Amount	%	Amount	%
	USD		USD
Supplier F	31,940	66%	*	*
Supplier G	7,042	15%	*	*

*	represent percentage less than 10%

BIG TREE CLOUD INTERNATIONAL GROUP LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 AND 2022
(In U.S. dollars, except share and per share data)

17. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2023, there is no operating lease commitments that are short-term lease commitments, nor leases that not have not yet commenced but that created significant rights and obligations for the Company, which are not included in right-of-use assets and lease liabilities.

Non-cancellable operating leases

The following table sets forth our contractual obligations as of December 31, 2023:

Payment due by December 31,	Amount
USD
2024	196,345
2025	196,373
2026	140,489
Thereafter	140,489
Total	673,696

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2023 and through the issuance date of these unaudited condensed consolidated financial statements.

18. SUBSEQUENT EVENTS

The Group has evaluated events from the six months ended December 31, 2023 through May 31, 2024. On May 10, 2024, the Company borrowed a 3-year long-term loan from its shareholder, Mr. Wenquan Zhu, for a total of RMB13,000,000 (approximately $1.83 million), which has been received as of May 28, 2024.