Form 20-F
period 2024-06-30
Big Tree Cloud Holdings Ltd
filed 2024-10-25
CIK 1999297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-42114

BIG TREE CLOUD HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Mr. Wenquan Zhu, Chief Executive Officer
Room 3303, Building 1

Zhongliang Yunjing Plaza

Heshuikou Community, Matian Street

Guangming District, Shenzhen 518106, China
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
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

57,080,546 ordinary shares and 6,016,125 warrants as of June 30, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

We are a holding company primarily operating in China through our PRC subsidiaries. We face various risks and uncertainties related to doing business in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business and accept foreign investments. For example, we face risks associated with regulatory approvals on offshore securities offerings, oversight on cybersecurity and data privacy. The PRC government has recently published new policies that significantly affected various industries, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Unless otherwise stated or unless the context otherwise requires, the terms “Company,” “the registrant,” “our company,” “the company,” “we,” “us,” “our,” and “ours” refer to Big Tree Cloud Holdings Limited. References to “Holdco” refer to Big Tree Cloud International Group Limited. References to “Big Tree Cloud” refer to the holding company of the group, namely Big Tree Cloud International Group Limited prior to the consummation of the Business Combination, and Big Tree Cloud Holdings Limited subsequent to the Business Combination.

This annual report on Form 20-F includes our audited balance sheets as of June 30, 2023 and 2024 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended June 30, 2022, 2023 and 2024. Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB7.2672 to US$1.00, the noon buying rate on June 30, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC regulators impose control over the foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

We completed a merger with Plutonian Acquisition Corp. on June 6, 2024 and our ordinary shares and warrants began trading on the Nasdaq Stock Exchange on June 7, 2024. On October 9, 2023, Plutonian Acquisition Corp., a Delaware corporation (“Plutonian”) entered into that certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (“Holdco”), Big Tree Cloud Holdings Limited, an exempted company incorporated in Cayman Islands (“PubCo”), Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”), and Guangdong Big Tree Cloud Investment Holding Group Co., Ltd., a limited liability company incorporated in the PRC (“Guangdong DSY”). The Merger Agreement provided for a business combination which was effected in two steps: (i) Merger Sub 1 would merge with and into Holdco (the “Initial Merger”), and Holdco would be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of PubCo, and (2) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 would merge with and into Plutonian (the “SPAC Merger”and together with Initial Merger, the “Business Combination”), and Plutonian would be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

Further, in this annual report:

●	“Board” means the board of directors of PubCo.

●	“Business Combination” means the merger contemplated by the Merger Agreement.

●	“Closing Date” means June 6, 2024, the date of the consummation of the Business Combination.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“IPO” refers to the initial public offering of Plutonian.

●	“IRS” means the United States Internal Revenue Service.

●	“ordinary shares” or “PubCo Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, of PubCo.

●	“Warrant” means a warrant of PubCo issued to Plutonian Warrant holders and the PubCo Ordinary Shares underlying such warrants.

●	“Plutonian Common Stock” means the common stock, par value US$0.0001 per share, of Plutonian.

●	“Plutonian Private Placement Units” mean the units issued to the Sponsor in a private placement simultaneously with the closing of Plotinian’s IPO.

●	“Plutonian Warrant” means redeemable warrant of Plutonian entitling the holder to purchase one Plutonian Common Stock at a price of $11.50 per whole share.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Sponsor” means Plutonian Investments LLC, a Delaware limited liability company.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward- looking. Forward-looking statements in this annual report may include, for example, statements about:

●	our business strategies and outcomes;

●	our future business development, financial conditions and results of operations;

●	government regulations governing business operations, and in particular those governing the gaming and entertainment industry;

●	macro-economic conditions in China; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this annual report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries in China, in particular, Guangdong Big Tree Cloud Investment Holding Group Co., Ltd., or Guangdong DSY, and its subsidiaries (collectively, the “PRC Subsidiaries”), and a substantial portion of our assets are located in China.

This holding company structure involves unique risks to investors. The following chart illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act and certain other subsidiaries, as of the date of this annual report.

As a result, our ability to pay dividends depends largely upon dividends paid by our subsidiaries including our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. As a result of such restrictions under PRC laws and regulations, PRC Subsidiaries are restricted in their ability to transfer a portion of their net assets to Holdco either in the form of dividends, loans or advances, which restricted portion amounted to US$4,249,352, US$4,249,352 and US$4,249,352 as of June 30, 2022, 2023 and 2024, respectively. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Cash will be transferred among PubCo and the PRC subsidiaries in the following manners: (i) funds may be transferred to the PRC subsidiaries, from PubCo as needed through Holdco, BRIGHT CONNECTED LIMITED, or BVI Subsidiary, and HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED, or Hong Kong Subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by the PRC Subsidiaries, to PubCo through Hong Kong Subsidiary, BVI Subsidiary and Holdco. As a holding company, PubCo may rely on dividends and other distributions on equity paid by the PRC Subsidiaries. If any of the PRC Subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to PubCo. Current PRC regulations permit PRC Subsidiaries to pay dividends to PubCo through the Hong Kong Subsidiary only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. PubCo is permitted under the laws of Cayman Islands to provide funding to its subsidiaries in mainland China, Cayman Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Each of Hong Kong Subsidiary and BVI Subsidiary is also permitted under the laws of Hong Kong SAR and Cayman Islands, respectively, to provide funding to PubCo through dividend distributions without restrictions on the amount of the funds. As of the date of this report, there has not been any funds transferred from the Holdco, BVI Subsidiary or Hong Kong Subsidiary to the PRC Subsidiaries. In the future, however, cash proceeds raised from overseas financing activities may be transferred by PubCo to PRC Subsidiaries via capital contribution or shareholder loans. As of the date of this report, there have not been any such dividends or other distributions from PRC Subsidiaries to the Hong Kong Subsidiary, BVI Subsidiary, Holdco or Holdco’s shareholders outside of China.

A. [Reserved.]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

We have a limited operating history and face significant challenges in a fast-changing industry.

We commenced our business in 2020, and we have since experienced rapid growth in our business. As of June 30, 2024, our products have been sold in more than 11,400 offline stores across the PRC. As we only have a limited operating history in the areas of our current focus, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as an early-stage company and a new entrant into a fast-changing industry of personal care products with more established companies, including with respect to our ability to:

●	predict and capture industry trends and consumer preferences;

●	design, develop and manufacture our personal health products and introduce new products that appeal to our consumers;

●	protect and enhance the recognition and reputation of our brands;

●	accurately estimate the demand for our products and services and adjust our sales and marketing strategies fast enough to stay current with consumer preferences;

●	construct and equip our manufacturing plant to produce our personal health products;

●	enhance our service capabilities to meet consumer needs;

●	increase our sales and marketing activities and develop our distribution channels;

●	expand our offline store network;

●	attract, retain and motivate talented employees;

●	improve and maintain our operating efficiency;

●	navigate an evolving and complex regulatory environment; and

●	manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, financial condition and results of operations could be adversely affected. Our consumer base may not continue to grow or may decline as a result of such risks. Any of these risks could cause our net sales growth to decline and may adversely affect our margins and profitability. Failure to continue our net sales growth or improve margins could have a material adverse effect on our business, financial condition, and results of operations. You should not rely on our historical rate of net sales growth as an indication of our future performance.

We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

We incurred net losses of US$1.9 million for the year ended June 30, 2022 , a net income of US$0.3 million US$0.7 million for the year ended June 30, 2023 and 2024, respectively. In addition, we had negative cash flows from operating activities of US$1.9 million for the year ended June 30, 2022. For the year ended June 30, 2023, we had positive cash flows from operating activities of US$8.8 million. We had negative cash flows from operating activities of US$1.5 million for the year ended June 30, 2024. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.

We may need to raise additional funds, and these funds may not be available on terms favorable to us or our shareholders or at all when needed.

The design, manufacture, marketing and sale of personal care products are capital intensive businesses. Our business plan to design, manufacture, market and sale of personal care products and to provide better care for families in China is expected to require continued capital investment to fund operations, continue research and development, implement marketing strategies, expand product portfolio and improve services. If we cannot raise additional funds when we need them, our financial condition, business, prospects and results of operations could be materially adversely affected. We may raise funds through the issuance of debt securities or through loan arrangements, the terms of which could require significant interest payments, contain covenants that restrict our business, or other unfavorable terms. We may also raise funds through the sale of additional equity securities, which could dilute our shareholders.

Complex technology and operating systems will need to be developed, both in-house and in coordination with vendors and suppliers, for us to successfully produce and manufacture our personal care products, and there can be no assurance that such systems will be successfully developed.

Our products and services will require a substantial amount of third-party and in-house software and complex hardware to operate. The development of such advanced technologies is inherently complex and costly, and we will need to coordinate with our vendors and suppliers in order to produce and manufacture our personal care products. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. We may be unable to develop the necessary software and technology systems or meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance useful life and warranty requirements we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could adversely affect our business, prospects, and results of operations.

We may be unable to keep up with evolution in sterilization technology as new entrants and existing, larger manufacturers enter the personal care product market.

We successfully adopted new sterilization technology and equipment, and deployed a compounded absorbent core structure, which improved the health sanitation, comfort level and breathability of our feminine pads. As new companies and larger, existing personal care product manufacturers enter the personal care market, we may lose any technological advantage we may have had in the marketplace and suffer a decline in our position in the market. As technologies change, our products may become obsolete or our research and development efforts may not be sufficient to adapt to such changes or to create the necessary technology to compete effectively, which could adversely affect our business, prospects, financial condition and operating results.

We have a limited number of current customers, consumers and pending orders for our personal care products.

To date, we have engaged in relatively limited marketing activities since the inception of our business operations. While we do not rely on a single customer or a particular group of customer for the sales of our personal care products, we currently have limited customers and distributors compared to some of the established market participants in the industry customers and distribution channels. As we increase our marketing activities to increase our market presence and the reach of our personal care products, consumers may limit their volume of purchases initially as they assess our products. This may be a long process, which will depend on the design, convenience and quality of our products, as well as the support and service that we offer. It will also depend on factors outside of our control, such as general market conditions and broader trends in the personal care industry, including consumer needs and preferences, technological innovations and marketing costs that could impact customer buying decisions. As a result, there is significant uncertainty regarding the demand for our products and the pace and levels of growth that we will be able to achieve.

The personal care industry is highly competitive. If we are unable to compete effectively, we may fail to gain or lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

We face vigorous competition from both domestic and international players in China in the industry. Competition in the personal care industry is intense and based on multiple factors, including the ability to launch new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation, offline sales capabilities, customers’ functional and emotional satisfaction, promotional activities, advertising, editorials, e-commerce and mobile-commerce initiatives and other activities. We must compete with a high volume of new product introductions and a large number of existing products sold by diverse companies across several different distribution channels.

Our competitors for these markets include global, regional and local manufacturers, including private label manufacturers. Some of these competitors may have better access to financial resources and greater market penetration, longer operating histories, greater brand recognition or larger customer bases than we do and may be able to respond more effectively to changing business and economic conditions than we can. Alternatively, despite our differentiated business model, some of these competitors may have significantly lower product development and manufacturing costs, particularly with respect to private label products, allowing them to offer products at a lower price. E-commerce potentially intensifies competition by simplifying distribution and lowering barriers to entry. The actions of these competitors could adversely affect our financial results. In order to stay competitive, it may be necessary for us to lower prices on our products and increase spending on advertising and promotions, which could adversely affect our financial results.

It is difficult for us to predict the timing and scale of our competitors’ activities in these areas or whether new competitors will emerge in the personal care industry. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of our competitors’ marketing programs may impede our growth and the implementation of our business strategy. We may also be unable to anticipate or adequately respond to changes in consumer demand for our products. Demand for our products may change based on many factors, including shifting consumer purchasing patterns, negative customer or consumer response to pricing actions, consumer shifts in distribution channels, changing consumer preferences due to increased concerns in regard to post-consumer waste and packaging materials and their impact on environmental sustainability, or other changes in consumer trends or habits. If we experience lower sales due to changes in consumer demand for our products, our earnings could decrease.

Our ability to compete also depends on the continued strength of our brand and products, our ability to predict and capture industry trends and consumer preferences, the success of our marketing, innovation and execution strategies, the continued diversification of our product offerings, the successful management of new product introductions and innovations, strong operational execution, including in order fulfillment and supply chain management, and our success in entering new markets and expanding our business in existing geographies. If we are unable to continue to compete effectively, we may lose our market share and our business, results of operations and financial condition may be materially and adversely affected.

Our success is dependent on the continued popularity of our products and our ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner.

The success of our business and operations depends on our ability to continuously offer quality products that are attractive to consumers. The personal care industry is driven in part by consumer preferences and behavior, which may shift quickly and have been heavily affected by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. As industry trends and consumers’ preferences and behavior continue to change, we must also continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products and refine our approach as to how and where we market and sell our products. Our success depends on our products’ appeal to a broad range of consumers whose preferences and behavior cannot be predicted with certainty and may change rapidly, and on our ability to anticipate and respond in a timely and cost-effective manner to industry trends and consumer preferences and behavior through product innovations, product line extensions and marketing and promotional activities, among other things. Drawing on our deep engagement with our consumers and our advanced big data analytics, we have been able to anticipate and react to industry trends and consumers’ preferences and behavior in an effective and efficient manner. However, we cannot assure you that we will be able to successfully anticipate and respond to consumers’ preferences and behavior at all times, especially as we continue to broaden our customer base and diversify our product offerings aimed at customers with differing characteristics. If we are unable to anticipate and respond to the changes in industry trends and consumer preferences and behavior, we may fail to continuously develop products with wide market acceptance, capture emerging growth opportunities, adopt competitive sales strategies for our existing products, or properly predict and manage our inventory. Such failure could also negatively impact our brand image and result in diminished customer experience and brand loyalty. Any of these occurrences could materially and adversely affect our business, prospects and results of operations.

Our new product introductions may not be as successful as we anticipate, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

The fast evolving market trends and consumer preferences have shortened the life cycles of personal care products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brands and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to industry trends, consumer preferences for personal care products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our net revenues and margins could suffer.

We have an established process for the development, evaluation and validation of our new product concepts. Our primary business operations and financial results are focused on the development and production of feminine pads. As of June 30, 2024, we introduced nine series of feminine pad products to serve consumers of different age groups and with different preferences for personal care products, and we are in the process of developing and introducing new products using innovative materials and our self-developed design, including our compounded absorbent core structure pads and menstrual underpants. In addition, we continue to develop other personal care products to expand our products portfolio. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the use of new materials and self-developed designs may not be as successful as we anticipate, which could have a material adverse effect on our business; the acceptance of new product launches and sales to our consumers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Introduction of new products targeted at expanding our product reach beyond our current consumer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new consumer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfilment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

As part of our ongoing business strategy, we expect we will continue to introduce new feminine care products, while expanding our product launches into adjacent categories in which we may have little to no prior operating experience, such as facial and body care products. The success of product launches in adjacent product categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may subject us to additional operational and financial constraints which could inhibit our ability to successfully accomplish such expansion. If we fail to continue to roll out commercially successful products in our traditional categories or in adjacent categories, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends, in part, on the quality, effectiveness and safety of our products.

While we adopt stringent standards and protocols on product safety, any loss of confidence on the part of consumers in the materials or ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited or restricted materials or improper mixture of ingredients, could tarnish the image of our brands and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in suspension of sales or a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our profitability and brand image.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products could reduce consumer demand for our own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth strategy.

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy and to optimal financial performance, which, in turn, is dependent upon a number of factors, including our ability to:

●	build a strong portfolio of brands and products;

●	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

●	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

●	integrate offline and online shopping experience to provide a seamless omni-channel environment for our customers;

●	continue to use innovation to drive sales, improve technological and operational efficiencies and improve profit margin;

●	enhance our technology and data capabilities, so as to enhance our ability to predict and follow customers’ preferences, trends and behaviors;

●	effectively manage the quality and efficiency of our distributors, business partners, logistics providers and other third-party service providers’ performance;

●	continue to broaden and diversify our online and offline distribution channels;

●	pursue strategic investments and collaborations to complement our existing capabilities and expand our brand portfolio and geographic reach; and

●	leverage our high performance team culture to drive margins.

There can be no assurance that we can successfully achieve any or all of the above initiatives in the manner or time period that we expect. Further, achieving these objectives will require investments which may result in short-term costs without generating any current net sales and therefore may be dilutive to our earnings. We cannot provide any assurance that we will realize, in full or in part, the anticipated benefits we expect our strategy will achieve. The failure to realize those benefits could have a material adverse effect on our business, financial condition and results of operations.

Our current sales are primarily limited to lower-tier cities in the PRC, and we may be unable to expand in China, which may adversely affect our business, prospects, financial condition and operating results.

As an early-stage company, our current sales are primarily focused to lower-tier cities in the PRC, and most of our customers are located in these areas. We expect to expand our operations and sales channels to cover other regions in China. However, such expansion could experience delays or other difficulties, and will require significant capital. Moreover, we could encounter additional risks if we were to establish new manufacturing facilities. In particular, under PRC laws, construction projects and production are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, occupational disease control approvals, construction project environment protection filings and approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. In addition, certain licenses, permits or registrations we hold in relation to such construction projects are subject to periodic renewal and regulatory changes. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, fines or the suspension of use of such projects. Any of the foregoing could impact our expansion plan, which may adversely affect our business, prospects, financial condition and operating results.

We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business.

We have established partnerships with third-party suppliers and brands to offer a competitive purchase price to our consumers. Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in various industries to produce and sell our personal care products. We need to continue to identify and negotiate for opportunities to collaborate with other industry participants, such as those who can provide raw materials, manufacturing, marketing and distribution services. If we are unable to maintain the existing relationships with our business partners, or if we fail to identify and negotiate additional relationships that are essential to our future expansion or success at attractive terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business and operating results could be adversely affected.

Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain partnership agreements grant our partner or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or with whom we may prefer to partner with for other reasons.

We could experience delays in the development or delivery of our products and services to the extent our partners do not meet agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for any joint development project. There is also a risk of potential disputes with partners in the future, including with respect to intellectual property rights. Moreover, if our existing partner agreements were to be terminated, we may be unable to timely find alternative agreements on terms and conditions acceptable to us. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

We may be unable to manage our growth effectively or efficiently.

Growing our business rapidly will place a strain on our management team, financial and information systems, supply chain and distribution capacity and other resources. To manage our growth effectively, we must continue to enhance our operational, financial and management systems, including our warehouse management and inventory control; maintain and improve our internal controls and disclosure controls and procedures; maintain and improve our information technology systems and procedures; and expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and results of operations. Growing our business rapidly may make it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our results of operations would suffer.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who are or may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient trainings in a timely manner, and we will need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement and a non-disclosure agreement with us, if any dispute arises between our executive officers or key employees and us, the relevant non-disclosure provisions may not be entirely enforceable. At the current time, we do not maintain non-compete agreements with our employees; therefore, we cannot guarantee we are adequately protected. In the future, we may elect to execute non-compete agreements; but we cannot assure that our current employees will comply with our request or that the non-compete agreements, if executed, will be enforceable, especially under PRC law.

If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected.

We rely on a combination of trademark, copyright, trade secret, patent and other laws protecting proprietary rights, nondisclosure and confidentiality agreements and other practices, to protect our brands and proprietary information, know-hows, technologies and processes. Our principal intellectual property assets include the registered trademarks for our brands, the design and invention patents and copyrights for our products and logos. Our copyrights, trademarks and design and invention patents are valuable assets that support our brands and consumers’ perception of our products. Although we have existing trademark and patent registrations in China, there can be no assurance that all of them will be issued or registered. Historically, some of our trademark applications on certain key categories were rejected or revoked, which result in difficulties in our ability to protect our use of brand name or logo on products of such categories, and may subject us to possible intellectual property disputes with third parties over such uses. Third parties may also oppose our trademark or patent applications domestically or abroad, or otherwise challenge our use of the trademarks or patents. In the event that our trademarks or patents are successfully challenged, we could be forced to rebrand our products or to refrain from using certain designs, which could result in the loss of brand recognition, impair the attractiveness of our products and could require us to devote resources to advertising and marketing new brands and product designs.

Despite our efforts to protect our intellectual property rights and proprietary information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual properties or know-hows. Monitoring for infringement or other unauthorized use of our intellectual property rights and know-hows is difficult and costly, and such monitoring may not be effective. From time to time, we may have to resort to courts or administrative proceedings to enforce our intellectual property rights, which may result in substantial cost and diversion of resources. In the recent decades, the PRC has promulgated intellectual property laws, which is still evolving. Accordingly, we need to adapt to the PRC legal system and may need to adopt further measures to protect our intellectual property rights effectively.

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand promoters, KOLs, or other business partners.

We believe that maintaining and enhancing the reputation of our brands is of significant importance to the success of our business and that our financial success is directly dependent on consumer perception of our brands. Well-recognized brands are important to enhancing our attractiveness to consumers. Since we operate in a highly competitive market, brand maintenance and enhancement directly affect our ability to maintain our market position. As a young company, our brand awareness among consumers may not be as strong as the more established personal care brands, and maintaining and enhancing the recognition and reputation of our brand is critical to our business and future growth.

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning biocompatibility testing, animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfillment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. Since our inception, we have invested substantial efforts in promoting our brands. See also “— We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with ethical, social, product, labor and environmental laws, regulations or standards, or any of their engagement in politically or socially controversial conduct, such as animal testing, could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners, our brand promoters or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control. See also “— Negative publicity about our brand promoters or KOLs may adversely affect our reputation, our business and our results of operations.”

Damage to our reputation or the reputations of our business partners or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our brand and reputation.

Negative publicity about our brand promoters or KOLs may adversely affect our reputation, our business and our results of operations.

Our brand and reputation may be perceived to be connected with the reputation of the KOLs we collaborate with and our brand promoters. Therefore, our brand image and reputation could be hurt by negative publicity about the KOLs we collaborate with or our brand promoters. Negative publicity about them could occur in many circumstances that are beyond our control. For example, the KOLs we collaborate with may post unlawful, false, offensive or controversial content on their social media pages, notwithstanding any terms of use of the social media platforms and our guidelines, which may result in negative comments and complaints or even cause their accounts to be closed by social media platforms. Although we have requested the KOLs we collaborate with and our brand promoters to observe certain behavioral covenants and to refrain from conduct that is detrimental to our reputation and brand image, we cannot ensure that they will strictly follow the requirements. In addition, they may also receive negative publicity if they are involved in any illegal activities, scandals or rumors. Any such negative publicity, regardless of veracity, could hurt our reputation and may result in costs incurred to offset such reputation damage and have a negative impact on our business, results of operations and financial condition.

The market for personal care products in China is continuously evolving and may not grow as quickly as expected, or at all, which could negatively affect our business and prospects.

Our business and prospects depend on the continuous development and growth of the market for personal care products in China. The growth and development of the market for personal care products is impacted by numerous factors and subject to uncertainties that are beyond our control, such as the macroeconomic environment, per capita spending, consumers’ purchasing frequency, demand for personal care products from consumers in lower tier cities, regulatory changes, technological innovations, cultural influences and changes in tastes and preferences. We cannot assure you that the market will continue to grow as rapidly as it has in the past, in ways that are consistent with other markets, such as that of the United States, or at all. If the market for personal products in China does not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be negatively affected.

Changes to the pricing of our products could adversely affect our results of operations.

We aim to bring to consumers affordable high-quality personal care products and experiences. The pricing of our products is based on multiple factors, including, without limitation, the pricing of the components, ingredients and raw materials, costs of product development, anticipated sales volume, manufacturing costs and logistics service expenditures. Benefiting from our deep engagement with our consumers, large volume of consumer data we amassed and our data analytic technologies, we are in a good position to analyze consumers’ preferences and demands, evaluate the market acceptance and potential sales volume of our new products to be launched, which enables us to price our products at a competitive rate. Nevertheless, we cannot ascertain that we will adopt a competitive pricing strategy for our products at all times. If we price our products too low, our profit margin will suffer. If we price our products higher than consumers’ expected price, we may not achieve the sales volume we expect, in which case revenues from the corresponding products may be negatively affected.

Even if we properly price our products at their launch time, we may need to offer substantial discounts, especially during the major shopping festivals such as “618,” “Double 11” and “Double 12,” to promote our brand awareness and to drive sales volume, or cut down the price as our products advance in their life cycles to maintain such products’ attractiveness to consumers. We may also need to reduce the prices to sell excess inventory in the event that we fail to accurately forecast demands. Any such price cuts may not lead to the sales volume we expect and may negatively impact the demand for our other newly launched or higher-end products, in which case our revenues could be negatively impacted. Furthermore, some customers may purchase our products in bulk when we offer substantially discounted or promotional prices and then re-sell them through their proprietary or third-party channels. The market and pricing for our products may be interrupted by the secondary sale pricing strategies adopted by such resellers and the possible negative shopping experience they provide to consumers, which may negatively impact our brand image and our business.

We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. In the fiscal years ended June 30, 2023 and 2024, we incurred US$0.8 million and US$1.1 million in marketing expenses, accounting for 34.3% and 12.1% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and latest amended on April 29, 2021, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and which became effective from January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution, packaging, importation and exportation of personal care products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards, including without limitation, the Civil Code of the PRC, the Product Quality Law of the PRC, the Administrative Measures for Disinfection and Feminine Pad (including health pads) (GB/T 8939-2018). In addition, the utilization of ethylene oxide sterilization equipment further subject us to various industrial standards, including without limitation, Requirement for ethylene oxide sterilization of sub package (YY/T1403-2017) and Basic Assurance Requirements for Safety and Effectiveness in Sterilization of Ethylene Oxide (YY/T1544-2017). To maintain compliance and promote product safety, we have established a team dedicated to product quality inspection, product sampling and quality issues resolution and cooperate with the world’s leading testing centers to continually oversee the quality and safety of our products. In addition, we closely work with our counsel on the development in laws, regulations and standards applicable to our business. However, as these laws, regulations and standards are relatively new and their interpretation and implementation have been constantly evolving, we cannot assure that the competent authorities will always hold the same view as our counsel team does in terms of the compliance of our business operations.

Any failure or perceived failure to comply with laws, regulations or standards with respect to product safety, or any sale suspension or product recall may lead to government investigations, penalties and lawsuits and may result in adverse publicity, potential significant costs in connection with the suspension of sales or recall, and could have a material and adverse effect on our business, financial condition and results of operations.

Our operating results could be materially harmed if we are unable to accurately forecast consumer demand for our products or adequately manage our inventory.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for, and popularity of, various products to make purchase decisions and to manage our inventory of stock-keeping units. Demand for products, however, can change significantly between the time inventory, components, ingredients or raw materials are ordered and the date of sale. Demand may be affected by seasonality, new product launches, and rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer preferences with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect. It may be difficult to accurately forecast demand and determine appropriate levels of product or componentry. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party manufacturers and suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs in the case of overestimation of consumer demand, or increased costs to secure necessary production and delivery delays in the case of underestimation of consumer demand. An inability to meet consumer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our manufacturers and suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and results of operations.

Our quarterly operating results may fluctuate due to seasonality and other factors, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are beyond our control. Our operating results tend to be seasonal. For instance, we generate a substantial portion of our net revenues in the second and the fourth calendar quarters as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12”. In addition, in order to prepare for such shopping festivals, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Our selling and marketing expenses as a percentage of net revenues is also typically lower in the second and fourth calendar quarters as a result of higher online traffic during such periods due to promotional activities by e-commerce platforms during shopping festivals such as “618” in the second calendar quarter, as well as “Double 11” and “Double 12” in the fourth calendar quarter, which leads to greater sales volumes. However, as a result of the negative impact of COVID-19, our net revenues experienced slower-than-expected growth. See “— Our operations have been, and may continue to be affected by the COVID-19 pandemic.” Overall, the historical seasonality of our business has been relatively mild due to our limited operating history but may increase further in the future. As a result of the seasonal fluctuations in our operating results, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

While we maintain all insurance coverage in accordance with the law, our insurance coverage is not comprehensive for our products, services, and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our operations have been, and may continue to be affected by the COVID-19 pandemic.

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations have also been affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were negatively affected, and opportunities for discretionary consumption, especially in offline sales channels, were limited during the period. In response to the pandemic, countries and regions around the world, including mainland China, imposed various measures to contain the spread of the virus. While national and local governments in locations in which we and our key suppliers and business partners operate have relaxed restrictions on business operations since the end of 2022, we cannot guarantee if similar measures will be implemented in the future in the event of resurgence of virus. If it occurs, the extent to which the COVID-19 pandemic impacts us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain or otherwise address the effects of COVID-19, among others. If the financial markets or the overall economy are impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected.

To date, our business has not experienced material disruptions due to the COVID-19 pandemic. In addition, despite the overall declines in consumer demand in China, the market size for feminine hygienic products has experienced a growth. According to the Household Paper Professional Committee of the China Paper Association, the market size for feminine hygiene products increased from RMB56.3 billion to RMB65.0 billion from 2018 to 2022, which represent a CAGR of 3.7%. We are closely monitoring the development of the pandemic and the consumer demand conditions in China, and evaluate and take proactive measures to manage the corresponding impact on our operations.

We rely on third-party e-commerce platforms to sell our products online. If such platform’s services or operations are interrupted or if our cooperation with such platforms terminates, deteriorates or becomes more costly, our business and results of operations may be materially and adversely affected.

Currently, we rely on third-party e-commerce platforms such as Tmall, JD.com and Douyin, among others, for online sales of our products and derive a material portion of our online sales revenue through and from such platforms. If such platform’s services or operations are interrupted, if such platforms fail to provide satisfactory customer experience and fail to attract new and retain existing users, if our cooperation with such third-party e-commerce platforms terminates, deteriorates or becomes more costly, or if we fail to incentivize such platforms to drive traffic to our flagship stores or promote the sale of our products, our business and results of operations may be materially and adversely affected. We cannot guarantee that we will be able to find alternative channels on terms and conditions commercially acceptable to us in a timely manner, or at all, especially given their leading position and significant influence in China’s e-commerce industry. In addition, any negative publicities about such third-party e-commerce platforms, any public perception or claims that non-authentic, counterfeit or defective goods are sold on such platforms, be it with merit or proven or not, most of which are beyond our control, may deter visits to the platforms and result in less customer traffics to our flagship stores or fewer sales of our products, which may negatively impact our business and results of operations.

We introduced company channels on WeChat in 2020 to further diversify our distribution channels. We may be subject to the E-Commerce Law of the PRC as a result of our company channels on WeChat. Failure to comply with such laws and regulations may have a material impact on our business, financial conditions and results of operations.

We rely on third-party service providers for logistics services. If these service providers fail to provide reliable services, our business and reputation may be adversely affected.

We rely on third-party couriers and logistics providers for order fulfillment and delivery services, including, among others, collection of products, warehousing services, shipping products to our customers, our offline distribution channels and our designated warehouses and handling product returns. While these arrangements allow us to focus on our main business, they reduce our direct control over the logistics services provided to our customers. Logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons, including events that are beyond our control or the control of these service providers, such as inclement weather, natural and man-made disasters, health epidemics, information technology system failures, transportation disruptions, labor unrest, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. If any of our service providers’ operations or services are disrupted or terminated, we may not be able to find alternative service providers with quality and on commercial terms to our satisfaction in a timely and reliable manner, or at all. Furthermore, delivery personnel of contracted third-party logistics service providers act on our behalf and interact with our customers personally. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. If our products are not delivered in proper condition or in a timely manner or there is any other failure to provide high-quality delivery services to our customers, our products may be compromised, customer experience may be impaired and, as a result, our business and reputation could suffer. Further, if our logistics providers raise their fee rate, we may incur additional costs and may not be able to pass such costs to our customers.

Our delivery, return and exchange policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping onto our customers. We also have adopted customer-friendly return and exchange policies that make it convenient and easy for customers to change their minds within seven days after completing direct online purchases from us. We may also be legally required to adopt new or amend existing return and exchange policies from time to time. We believe that these policies will improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses which we may not recoup through increased revenues. If our delivery, return and exchange policies are misused by a significant number of customers or if the return or exchange rates increase beyond historical records or otherwise substantially, our costs may increase significantly and our results of operations may be materially and adversely affected. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in loss of existing customers or failure to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

Failure to successfully manage our fulfillment infrastructure expansion or any interruption in the operation of the warehouse facilities for an extended period may negatively affect our business and results of operations.

We believe that our fulfillment infrastructure, consisting of strategically located warehouses, is essential to our supply chain management. Most of the warehouses we use are operated by third-party vendors over which we have limited control. We provide our operating standards under our operating agreements with third-party vendors and typically renew these agreements on an annual basis. We cannot assure you that we will be able to add suitable warehouse facilities on commercially acceptable terms or at all. In addition, our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of the warehouse facilities. Any decrease in the quality of service offered by these third-party vendors will adversely affect our reputation and business operations. The warehouse facilities may be vulnerable to damage caused by extreme weather conditions and disasters such as fire, flood, typhoon, environmental hazards, power outage, telecommunications failure, break-ins, earthquake, health epidemics, human error and other events. If any of the warehouse facilities were rendered incapable of operations, then we may be unable to fulfill our orders on a timely basis, which could result in canceled sales and a loss of customer loyalty and have a material adverse impact on our business, financial condition and results of operations. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends to guide our product development and to improve our products and customer experience. The confidentiality, access, collection, use and disclosure of customers’ data are highly regulated in China. The PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy, personal information and data, under which we are required to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate customer consent and to establish customer information protection systems with appropriate remedial measures. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations we may have with respect to privacy and data protection, some of our data collection activities may be deemed beyond the scope of or without the consent from our customers. Any failure or perceived failure to comply with laws, regulations or policies related to privacy, information security and data protection may result in inquiries and other proceedings or actions against us by government authorities or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose customers. In addition, as data protection and privacy issues draw more and more attention from the society, we may also become subject to new laws and regulations, or newly adopted interpretation and application of existing privacy and data protection laws or regulations, which are uncertain and could further restrict collection and usage of customer data, or otherwise inconsistent with our practice. Any additional enactment or promulgation of this type may, among other things, require us to implement new security measures or bring within the legislation or promulgation other personal data not currently regulated. Compliance with any additional laws could be expensive, may place restrictions on our data collection and processing practice, the conduct of our business and the manner in which we interact with our customers.

Any security and privacy breach may lead to leak and unauthorized disclosure of data and information we aggregate, which may hurt our brand image, our business and results of operations.

We store and analyze customer and operations data, and security breaches expose us to a risk of loss of such data, litigation and potential liability. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. We have not experienced material incidents of security breach.

Despite the security measures we have implemented, we may experience cyber-attacks of varying degrees, including attempts to hack into our cloud or our intranet and steal customer and business information or obtain economic benefit from us. Our security measures may also be breached due to employee error, malfeasance or otherwise. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our data, or may otherwise obtain access to such data. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our information system that could deter our customers from engaging with us, and have an adverse effect on our business and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, our customers’ and business partners’ perception of the effectiveness of our security measures could be harmed, we could lose customers and business partners, may not be able to maintain the level of engagement with customers and business partners and we may be exposed to significant legal and financial risks, including legal claims and regulatory fines and penalties. Any of these actions could have a material and adverse effect on our business and results of operations.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage and monitor a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are dependent on a variety of information systems to effectively process and fulfill customer orders. We also depend on our information technology infrastructure for digital marketing activities, for managing our various distribution channels, for electronic communications among our personnel, customers, manufacturers and suppliers and for synchronization with our manufacturers and logistics providers on demand forecast, order placements and manufacturing and service status and capacity. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party manufacturers, e-commerce platforms or service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to meet customer requests, ability to process financial information and transactions, and ability to receive and process orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown, we may incur substantial cost in repairing or replacing these systems, and if we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

If we fail to maintain and upgrade our information technology systems, it may have a material adverse effect on our business, financial condition and results of operations.

As we grow our business, we expect to continue to invest in and implement, upgrades to our information technology systems and procedures. Without these improvements, our operations might suffer from unanticipated system disruptions, slow data processing, unreliable service levels, impaired quality or delays in reporting accurate information, any of which could negatively affect our reputation and ability to attract and retain customers. However, such upgrades may subject us to inherent costs and risks associated with changes to these systems, including potential disruption of our internal control structure, additional administration and operating expenses, failure to acquire or retain sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. In addition, the upgrade and improvement of our information technology systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance our business will increase. If we fail to respond to technological change or to adequately maintain and upgrade our systems and infrastructure in response to changing business needs in a timely, effective and cost-efficient fashion, our business could be adversely affected.

Inaccuracies in our operating metrics may harm our reputation and negatively affect our business.

We regularly review our operating metrics in relation to our customers to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using our internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of our future operation results. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business.

The payment methods that we accept subject us to third-party payment-related risks and other risks.

We accept payments from our customers using a variety of methods, including online payments with credit cards and debit cards issued by major banks and payment through third-party online payment platforms such as WeChat Pay and Alipay. We also rely on third parties to provide payment processing services. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We may also be subject to various rules, regulations, and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic fund transfers, or facilitate other types of online payments, and our business, financial condition, and results of operations could be materially and adversely affected.

Our ability to enrich our content offerings could be substantially impaired if we fail to cooperate with third-party content providers or fail to attract or retain high quality in-house writers and editors.

We currently generate promotional content primarily through our in-house editorial team. We also collaborate with third-party professional content providers to extend the breadth and depth of our content offerings. The demand and competition for skilled and experienced writers and editors are intense. We may not be able to compete effectively for talents, neither can we guarantee we will not lose existing editors or writers. We may also incur increased compensation expenditures as we upscale our editorial team or increase compensation and benefits to retain our skilled writers and editors. In addition, if we fail to maintain our cooperation with third-party professional content providers upon terms commercially acceptable to us, we may lose a portion of high-quality content offerings. Any of these occurrences may adversely affect our ability to produce high-quality content in an effective manner, resulting in deterioration of user experience and harm to our brand, and our financial condition and results of operations may be materially and adversely affected as a result.

If the content we produce and distribute through online social and content platforms, or content available on our website, is deemed to violate PRC laws or regulations, our business and results of operations may be materially and adversely affected.

We produce and distribute professionally generated personal care and wellness related content on third party online social and content platforms such as WeChat, Douyin and RED to promote feminine-care-related knowledge, to improve our brand awareness and to generate consumer interest in our products. Under PRC laws, we are required to monitor content we produce and distribute for items that are factually incorrect, socially destabilizing, obscene or defamatory, and promptly take actions with respect to such content items. Sometimes, it is arguable as to whether a piece of information is factually incorrect or involved other types of illegality, and it may be difficult to determine the type of content that may result in liability to us. Our burden to administer the content, and costs associated therewith, may be exacerbated if we develop our own app with user discussion panel or other interactive functions or features in the future, or introduce such interactive features and functions to our website and WeChat mini-program. If we are found to be liable, we may be subject to fines, revocation of our relevant licenses and other administrative and civil actions, which may interrupt our business. We have implemented measures to review content in light of the relevant laws and regulations before any of them is published. However, such procedures may not prevent all illegal or impropriate contents from being distributed, especially content created during living streaming by KOLs we collaborate with.

If our cash from operations is not sufficient to meet our current or future operating needs and expenditures, our business, financial condition and results of operations may be materially and adversely affected.

For the fiscal year ended June 30, 2022, we had negative cash flows from operations of US$1.9 million. We generated operating profit of US$0.7 million for the fiscal year ended June 30, 2023 and we had operating loss of US$0.03 million for the fiscal year ended June 30, 2024. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to infringement claims of intellectual property rights or other rights of third parties, which may be expensive to defend and may disrupt our business and operations.

Our commercial success depends in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets and other proprietary rights of others. We have adopted and implemented internal procedures and licensing practices to prevent unauthorized use of such intellectual properties or the infringement by us of other rights of third parties. However, we cannot be certain that these measures can be effective in completely preventing all possible infringement, misappropriation and other violations of third-party’s intellectual property rights or other rights during the course of our business. As we face increasing competition and as litigation becomes a more common way to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. This is especially the case as our sales and marketing activities may use photos or video clips that contain portraits of individuals and shows performed by others such as recorded product promotion live-streaming held by our cooperating KOLs. We cannot rule out the possibility that some of these use cases are not properly authorized by the relevant performers and/or proprietary right holders, which may expose us to potential liabilities for infringement of portrait rights or rights to network dissemination of information under Chinese laws. In addition, although we enter into license agreements with third party proprietary right holders, we cannot rule out the possibility that some uses of such licensed rights might exceed the authorized scope or permitted license time period specified in such license agreements. Furthermore, there could also be existing intellectual property of which we are not aware that our operations and business may inadvertently infringe upon. As such, we may from time to time in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. Also, although we have not been subject to any claims or lawsuits outside China, we cannot assure you that we will not become subject to intellectual property laws in other jurisdictions, such as the United States. If a claim of infringement brought against us in China, the United States or another jurisdiction is successful, we may be required to pay substantial penalties or other damages and fines, enter into license agreements which may not be available on commercially reasonable terms or at all or be subject to injunctions or court orders. Even if allegations or claims lack merit, defending against them could be both costly and time consuming and could significantly divert the efforts and resources of our management and other personnel. Competitors and other third parties may claim as well that our officers or employees have infringed, misappropriated or otherwise violated their product formulas, confidential information, trade secrets or other proprietary information or technology in the course of their employment with us or in their designing and manufacturing products for us, as the case may be. Although we take steps to prevent the unauthorized use or disclosure of such third-party information, intellectual property or technology by our officers or employees, we cannot guarantee that our internal intellectual property policy, any other policies or contractual provisions that we have implemented or may implement will be effective. If a claim of infringement, misappropriation or violation is brought against us or one of our officers or employees, we may suffer reputational harm and may be required to pay substantial damages, subject to injunction or court orders or be required to suspend sales of our products or to remit to the plaintiff the revenues we derive from the sales, any of which could adversely affect our business, financial condition and results of operations.

Our revenues and financial results may be adversely affected by any economic slowdown in China or globally.

The success of our business ultimately depends on consumer spending. All of our operations are in China and we derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Sales of our products and services depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to consumers’ perceived uncertainty in economic conditions, customers might delay, reduce, or cancel purchases of our products and our results of operations may be materially and adversely affected.

Heightened geopolitical tensions, particularly between the United States and China, may adversely impact our business, financial condition and results of operations.

Recently there have been heightened tensions in geopolitical relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia as well as the Israel-Hamas war in the middle east. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. While we currently do not conduct any business operations outside of China, the existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, results of operations and our business strategy.

The conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. The conflict between Russia and Ukraine has, and is likely to continue to, generate uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic activities. While we do not have substantial operations in these areas or any suppliers from these areas, there is no guarantee that these geopolitical tensions will not cause reduce levels of trade, investments and technological exchanges, or result in disruption to global economic and supply chains, which in turn may have an adverse impact on our business and results of operations.

Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease the premises for manufacturing, warehousing and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

Failure to comply with the terms of our indebtedness could have an adverse effect on our cash flow and liquidity.

Pursuant to certain debt agreements, we have created security interests over our self-owned properties located in Shenzhen in favor of a financial institution. Such arrangement could limit our ability to dispose our self-owned properties or utilize the proceeds of such disposition and, upon an event of default, allow this financial institution to foreclose upon our property pledged. In such cases, our ability to use these properties, as well as our business operations, liquidity and results of operations could be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.

In the course of auditing our consolidated financial statements, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC and (ii) the lack of robust and formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting and the SEC reporting requirements. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares. Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025 assuming the Business Combination is consummated in 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Doing Business in China

Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations.

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, PubCo’s ability to raise capital and the market price of PubCo’s securities following the Business Combination. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of PubCo’s securities may significantly decline or become worthless.

The PRC government has significant authority to exert influence on or intervene the operation of China-based issuers, such as Big Tree Cloud and PubCo at any time in relation to how we conduct our business, which could result in a material adverse change in our operations and the value of PubCo’s securities.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant authority to supervise the manner in which we conduct our business activities in accordance with applicable laws and regulations, and may intervene or influence our business at any time as the government deems appropriate to further regulatory, political and societal goals. PubCo may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. As a company with limited operating history, we may not be prepared or capable of complying with the requirements in a timely matter, which could result in a material adverse change in our operations, and cause the value of PubCo’s securities to significantly decline or become worthless and affect PubCo’s ability to offer or continue to offer securities to investors.

Further, the PRC government regulates the commercial economy by refining and modifying the legal and regulatory system from time to time in keeping with the developing economic trends and needs of the market. Our ability to operate in China may be affected by reforms and updates in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Any regulatory intervention or enforcement action by regulatory authorities could influence and result in a material adverse change in our operations and our securities may decline in value as a result. We may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. Also, following the implementation of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, the PRC government has recently indicated an intent to improve and strengthen the proper oversight and control, based on gathered experience, over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of PubCo’s securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations, financial condition, and the value of PubCo’s securities.

All of our operations are located in China and substantially all of our assets are located in China. Accordingly, Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations and financial condition may be influenced by the PRC political, economic and social conditions.

The economic, political and social conditions in China differ from those of the countries in other jurisdictions in many respects, including the role of the government in economic development, level of development, allocation of resources, administration of the foreign exchange and growth rate. Over the past decades, the PRC government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government also regulates and oversees China’s economic growth by strategically allocating resources, controlling the payment of foreign currency-denominated debt, formulating monetary policy and providing preferential treatment to specific industries or companies. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on Big Tree Cloud and PubCo following the Business Combination. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming to sustain the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for Big Tree Cloud’s products and consequently have a material adverse effect on Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations and financial condition. In addition, the COVID-19 pandemic may also have a severe and negative impact on the Chinese economy. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect Big Tree Cloud’s, and following the Business Combination, PubCo’s business and results of operations, leading to reduction in demand for its products and adversely affect its competitive position.

As with all standing governments of a sovereign state, the PRC government has the proper authority to promulgate laws, regulations or policies that seek to impose increased scrutiny over, or further revise, the current regulatory regime in certain industries or in certain activities it deems to be in the best interest of China. For instance, the PRC government may, at any time, intervene or influence the business operations in China and may in turn influence specific industries or companies that it deems appropriate to further regulatory, political and societal goals, which may, however, have a material and adverse effect on the short term or future growth of the affected industries and the companies operating in such industries. These actions may significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to you and cause the value of PubCo’s securities to significantly decline or be worthless. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect and/or cause a material change to Big Tree Cloud’s, and following the Business Combination, PubCo’s operations, and following the Business Combination, result in a material change in the value of PubCo’s securities.

Big Tree Cloud’s, and following the Business Combination, PubCo’s ability to successfully maintain or grow business operations in China depends on various factors, which are beyond its control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If Big Tree Cloud or PubCo fails to take timely and appropriate measures to adapt to any of the changes or challenges, Big Tree Cloud’s, and following the Business Combination, PubCo’s business, results of operations and financial condition could be materially and adversely affected.

If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.

Personal care industry and certain business models and practices such as the operation of licensing business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained valid licenses through our subsidiaries, including but not limited to: Class II medical device business recordation proof and the food business license. However, as a fast-growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we may be unable to obtain all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

In addition, certain licenses, permits or registrations we hold are subject to periodic renewal. If we fail to maintain or renew one or more of our licenses and certificates when their current term expires, or obtain such renewals on a timely manner, our operations could be disrupted. In addition, under relevant PRC laws and regulations, our license holders are required to update certain licenses if any change to their respective name, registered capital or legal representative during the validity period of such license. If we fail to properly renew and maintain all such requisite licenses on time, we may face penalties and in extreme circumstances, order to suspend or terminate our manufacturing or other businesses.

Further, due to uncertainties of interpretation and implementation of existing laws and the adoption of additional laws and regulations, the licenses, permits, registrations or filings we held may be deemed insufficient by PRC governments, which may restrain our ability to expand our business scope and may subject us to fines or other regulatory actions. Furthermore, as we develop and expand our business scope, we may need to obtain additional permits and licenses and we cannot assure that we will be able to obtain such permits on time or at all.

Uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect Big Tree Cloud’s business.

Similar to conducting business in other foreign jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China can change quickly with very short notice. As a company with limited operating history, we may not be prepared or capable of complying with the changes in a timely matter. While this may apply to other jurisdictions, uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business and/or the value of the PubCo securities being offered hereby, or could significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC legal system is a civil law system based on written statutes. In 1979, the PRC government began to publish a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, mainland China’s legal system is still developing as the global economy continues to evolve, and recently enacted laws and regulations are subject to interpretation by the PRC regulatory agencies and new laws and regulations may be promulgated to cover more aspects of economic activities in mainland China. These laws, regulations and legal requirements are relatively new and often change, and their interpretation and enforcement may raise uncertainties given the lack of precedents for its interpretation on the onset that which in turn could limit the reliability of the legal protections available to us.

Under the current PRC legal system, we believe that PubCo is not required to obtain any permits, authorizations, or approvals as a holding company with no actual business operation. However, we cannot predict future developments in the PRC legal system. If any PRC laws, rules or regulations is amended or new laws, rules or regulations is published, after the completion of the Business Combination, PubCo may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations.

Administrative and court proceedings in China, like many other civil law systems, may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain certain discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings that we may involve. These uncertainties may impede our ability to enforce contracts and could materially adversely affect its business, financial condition and results of operations.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.

Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies or assets and controlled by PRC individuals or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and the listing of our securities after the completion of the Business Combination and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities (the “Opinions”), which emphasized the need to strengthen administration over illegal securities activities and supervision of overseas listings by China-based companies. The Opinions proposed promoting regulatory systems to deal with risks facing China-based overseas-listed companies, and provided that the State Council will revise provisions regarding the overseas issuance and listing of shares by companies limited by shares and will clarify the duties of domestic regulatory authorities.

On December 27, 2021, National Development and Reform Commission(“NDRC”) and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”), which became effective and replaced the previous version on January 1, 2022. On September 6, 2024, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 version) (the “2024 Negative List”), as amended, which will become effective and replace the 2021 Negative list on November 1, 2024. According to the 2021 Negative List and the 2024 Negative List, domestic enterprises engaging in businesses in which foreign investment is prohibited shall obtain approval from the relevant authorities before offering and listing their shares on an overseas stock exchange. In addition, certain foreign investors shall not be involved in the operation or management of the relevant enterprise, and shareholding percentage restrictions under relevant domestic securities investment management regulations shall apply to such foreign investors.

Since Big Tree Cloud is not engaged in businesses in which foreign investment is prohibited, Big Tree Cloud believes that it is not required to obtain such approval under the 2021 Negative List and the 2024 Negative List. However, some of the abovementioned laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to uncertainties, and uncertainties remain regarding the interpretation and implementation of the new rules and regulations.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and circulated five supporting guidelines, which became effective on March 31, 2023.

According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures, which filing shall be submitted within three business days after the issuer submits its application documents relating to the initial public offering and/or listing or after the first public announcement of the relevant transaction (if the submission of relevant application documents is not required). The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

Guidance for Application of Regulatory Rules — Overseas Offering and Listing No.1, promulgated by CSRC together with the Overseas Listing Trial Measures, provides that if a domestic enterprise completes an overseas offering through an overseas special purposes acquisition company, it shall submit the filing materials within three business days after such overseas special purposes acquisition company publicly announces such acquisition transaction. Big Tree Cloud believes that in accordance with the abovementioned guidance and rules, it shall complete the filing procedure under the Overseas Listing Trial Measures before the consummation of the Business Combination and the listing of PubCo’s securities on Nasdaq. Big Tree Cloud has submitted a filing with the CSRC with respect to the Business Combination. The CSRC published the notification on the Company’s completion of the required filing procedures on February 5, 2024 for the Business Combination. Other than correspondence with the CSRC in connection with the CSRC filing procedures, Big Tree Cloud has not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to this Business Combination.

However, the Trial Measures may be amended from time to time in the future and in accordance with the version then in effect, we may be subject to additional compliance requirement and we cannot assure you that we will be able to get such clearance on a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer PubCo Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause PubCo’s Ordinary Shares to significantly decline in value or become worthless.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Cybersecurity Review Measures and the Regulations on Network Data Security Management, are required for the issuance of our securities overseas or for offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For the requirement of cybersecurity review, see “— Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.” Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

Actions by the government of China to exert more supervision over offerings, if any, may limit or completely hinder the PubCo’s ability to offer or continue to offer securities to investors or cause the value of such securities to decline or in some circumstances become worthless.

The PRC government authorities may, on the basis of the Overseas Listing Trial Measures, further refine and modify the supervision measures and supporting systems with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations and are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and cause our securities to significantly decline in value or become worthless. We have been closely monitoring the developments in the regulatory landscape in China, particularly regarding the requirement of approvals, including on a retrospective basis, from the CSRC, the CAC, or other PRC authorities with respect to the Business Combination, as well as other procedures that may be imposed on us. The government of China has the legal ability through its agencies to exert more supervision over offerings, which may limit or completely hinder the PubCo’s ability to offer or continue to offer securities to investors or cause the value of such securities to decline or in some circumstances become worthless.

Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.

The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides for a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law (the “PRC National Security Law”), the government shall establish institutions and mechanisms for national security review and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services.

On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the cybersecurity review measures issued in April 2020. The Cybersecurity Review Measures provide, among others, (1) the purchase of cyber products and services by critical information infrastructure operators (the “CIIOs”), and network platform operators, which engage in data processing activities that affect or may affect national security, shall be subject to the cybersecurity review by the Cybersecurity Review Office, which is the department responsible for the implementation of cybersecurity review under the CAC; and (2) network platform operators with personal information of over one million users that seek for listing on a foreign stock exchange shall apply for a cybersecurity review by the Cybersecurity Review Office. In addition, the Cybersecurity Review Measures provide that relevant regulatory authorities may initiate a cybersecurity review against CIIOs and network platform operators if they are deemed to engage in activities that affect or may affect national security by relevant regulatory authorities. However, the Cybersecurity Review Measures have not offered any explanation or interpretation for what constitute “affect or may affect national security,” and PRC authorities may have certain discretion in interpreting and enforcing these laws and regulations.

As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact definition, scope or criteria of “critical information infrastructure operators,” “network platform operators” and “users’ personal information” under the current regulatory regime remains unclear, and the PRC government authorities may have certain discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator or network platform operator under PRC laws. If we are deemed to be a critical information infrastructure operator or network platform operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

On September 24, 2024, the State Council published the Regulations on Network Data Security Management, which will become effective on January 1, 2025. The Regulations on Network Data Security Management provides that data processors conducting the activities which affect or may affect national security shall apply for cybersecurity review in accordance with relevant national regulations. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security” this annual report. As of the date of this annual report, neither we nor any of our subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. Based on the current PRC laws and regulations, in effect and their enforcement, we believe that neither we nor any of our subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our subsidiaries, because neither we nor any of our subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have certain discretion in interpreting and implementing statutory provisions and there remains uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Regulations on Network Data Security Management as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our subsidiaries would be able to pass such review. If we or any of our subsidiaries fails to receive any requisite permission or approval from the CAC for the Business Combination or the business operations of our subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Archives Rules”), which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

●	in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

●	during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

●	working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Given that the above-mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and some of them have not yet taken effect. Due to the relatively recent nature of these laws, regulations and policies, and the lack of pertinent cases to observe, it could take some time to observe their interpretation, application and enforcement. Complying with new laws and regulations could cause us to incur substantial costs or require it to change its business practices in a manner materially adverse to our business.

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulators of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulators in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of mainland China, and without the consent by the Chinese securities government authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the difficulty for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this registration statement/prospectus include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) after the Business Combination if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.

The independent registered public accounting firm of Big Tree Cloud issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, the auditor of Big Tree Cloud, is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor, Audit Alliance LLP, which is headquartered in Singapore, is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, recent history and development with respect to audits of China-based companies, such as us, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently unable to conduct inspections of audit firms located in mainland China and Hong Kong, and it has issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The audit work papers for our Chinese operations are located in China.

If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of such auditors through such inspections.

Pursuant to the HCFAA, if the PCAOB is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the CSRC and the Ministry of Finance (“MOF”) of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HCFAA from three years to two. As a result, the risks mentioned above have been heightened.

Notwithstanding the foregoing, our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Audit Alliance LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HCFAA, and ultimately result in a determination by a securities exchange to delist the our securities. Accordingly, the HCFAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

The M&A Rules and certain other PRC regulations establish procedures for certain acquisitions of PRC domestic companies, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements in relation to the merger and acquisition activities in China by foreign investors. In addition to the Anti-monopoly Law itself, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by NDRC and the MOFCOM in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic company. In addition, pursuant to relevant anti-monopoly laws and regulations, the State Administration for Market Regulation should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic companies that raise “national security” concerns are subject to strict review by NDRC and the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules.

On March 15, 2019, the PRC National People’s Congress approved the newly enacted PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law (the “Implementation Rules”), which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in mainland China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the PRC Foreign Investment Law and its Implementation Rules are relatively new, uncertainties still exist with respect to their interpretations and implementations.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List and the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the 2024 Negative List, which will become effective on November 1, 2024, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that the relevant government authorities will not interpret or implement the PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. The loans extended by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the relevant mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries; and (ii) if the relevant mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of the relevant mainland China subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the MOFCOM, and the SAMR, or their local counterparts.

Pursuant to the Circular of the State Administration of Foreign Exchange on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015 and was last amended on March 23, 2023, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated and came into effect in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.

Under the laws and regulations in mainland China, we are permitted to utilize the proceeds of any financing outside mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations may affect our ability to use Renminbi converted from the net proceeds of any financing outside mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other PRC domestic companies through our mainland China subsidiaries.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations in mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital.

As of June 30, 2024, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as our mainland China subsidiaries at that time reported accumulated loss.

Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our mainland China subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our mainland China subsidiaries to pay dividends to us.

Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “— If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in mainland China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to the extent required by law.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.

There may exist uncertainties with respect to effecting service of legal process, enforcing foreign judgments or bringing actions in mainland China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct all of our operations in China, and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within mainland China for a significant portion of the time and all of them are mainland China nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, you may face uncertainties to the recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision, as the case may be in many other jurisdictions.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The value of the RMB, which is the currency of the PRC, against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In August 2015, the PBOC changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of the RMB appreciated by approximately 5.5% against the U.S. dollar; and in 2019, the RMB appreciated by approximately 1.9% against the U.S. dollar. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Our business is conducted in the PRC through our PRC subsidiaries, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are partly presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

The PRC government may adopt a more flexible currency policy from time to time. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

Limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by foreign exchange regulations in mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Any appreciation or depreciation in the value of Renminbi relative to the U.S. dollar could cause the results of conversion using a rate that is different from the foregoing rate to differ materially from those contained in this annual report.

Governmental regulation of currency conversion may affect the utilization of our revenues.

Similar to many other jurisdictions that have foreign exchange control, the PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the SAFE implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may also restrict access in the future to foreign currencies for current account transactions if we fail to fulfill the regulatory requirements. We receive substantially all of our revenues in Renminbi. If the foreign exchange regulation system affects us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the law of mainland China.

SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events.

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the law of mainland China for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make any registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject plan participants in mainland China or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. We expect to adopt share incentive plans, and our mainland China resident employees who participate may be subject to these regulations. If we or any of these resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC laws.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our mainland China subsidiaries have received preferential tax treatments from PRC local government authorities. The preferential tax treatments are resulted from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such preferential tax treatments at any time. The discontinuation of such preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC domestic company or a PRC domestic company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax in mainland on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-mainland China resident enterprises. In addition, non-mainland China resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China resident enterprise to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC domestic company. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

We intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

Indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies may result in tax burdens.

In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the tax authority in mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The tax authorities in mainland China may pursue such non-mainland China resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-mainland China resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-mainland China resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company in mainland China, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents of PRC domestic companies for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, we or our mainland China subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Risks Related to PubCo’s Securities

Certain judgments obtained against PubCo by PubCo’s shareholders may not be enforceable.

PubCo is an exempted company incorporated under the laws of the Cayman Islands. Big Tree Cloud conducts most of its operations in China and substantially all of its operations outside of the United States. Most of Big Tree Cloud’s assets are located in China, and substantially all of Big Tree Cloud’s assets are located outside of the United States. In addition, most of PubCo’s senior executive officers reside within China for a significant portion of the time and most are PRC nationals. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against PubCo or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against PubCo’s assets or the assets of Big Tree Cloud’s directors and officers due to PubCo’s structure as a foreign holding company with respect to its operation in China which constitute substantially all of PubCo’s assets.

PubCo’s share price may be volatile and could decline substantially.

The market price of PubCo’s ordinary shares may be volatile, both because of actual and perceived changes in the company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in PubCo’s share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the same industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other comparable companies;

●	announcements by PubCo or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations involving PubCo;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting PubCo or its industry;

●	the trading volume of PubCo Ordinary Shares in the public market;

●	the release of lockup, escrow, or other transfer restrictions on PubCo’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of PubCo Ordinary Shares.

The sale or availability for sale of substantial amounts of ordinary shares could adversely affect their market price.

Sales of substantial amounts of PubCo Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ordinary shares and could materially impair PubCo’s ability to raise capital through equity offerings in the future. In connection with the Business Combination, Big Tree Cloud and its directors, executive officers and existing shareholders agreed, subject to certain exceptions, not to sell any PubCo Ordinary Shares for 180 days after the date of this annual report without the prior written consent of PubCo. Ordinary shares of PubCo held by Big Tree Cloud’s certain existing shareholders after the Business Combination may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about PubCo or its business, its ordinary shares price and trading volume could decline.

The trading market for PubCo’s ordinary shares will depend in part on the research and reports that securities or industry analysts publish about the PubCo or its business. Securities and industry analysts do not currently, and may never, publish research on the PubCo. If no securities or industry analysts commence coverage of the PubCo, the trading price for its ordinary shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the PubCo downgrade its securities or publish inaccurate or unfavorable research about its business, its share price would likely decline. If one or more of these analysts cease coverage of the PubCo or fail to publish reports on the PubCo, demand for its ordinary shares could decrease, which might cause its ordinary share price and trading volume to decline.

PubCo’s amended and restated memorandum and articles of association contains anti-takeover provisions that could have a material adverse effect on the rights of holders of PubCo Ordinary Shares.

PubCo’s amended and restated memorandum and articles of association contains provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change-of-control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, PubCo’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with PubCo Ordinary Shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. If PubCo’s board of directors decides to issue preference shares, the price of PubCo Ordinary Shares may fall and the voting and other rights of the holders of PubCo Ordinary Shares may be materially and adversely affected.

Mr. Wenquan Zhu has significant voting power and may take actions that may not be in the best interests of our other shareholders.

Mr. Wenquan Zhu, the founder of Big Tree Cloud and the chairman and chief executive officer of PubCo beneficially owns 50,000,000 PubCo Ordinary Shares, representing approximately 87.6% of the total issued and outstanding share capital and 87.6% of the aggregate voting power of PubCo. Therefore, PubCo is, and expects to continue to be a “controlled company” under the Nasdaq Stock Market Listing Rules, and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Nasdaq Stock Market Listing Rules, and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors. The interests of Mr. Wenquan Zhu may not be the same as or may even conflict with your interests. For example, Mr. Wenquan Zhu could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

If PubCo ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it will not be required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if it were a domestic issuer.

PubCo’s status as a foreign private issuer exempts it from compliance with certain Nasdaq corporate governance requirements if it instead complies with the statutory requirements applicable to a Cayman Islands exempted company. The statutory requirements of PubCo’s home country of the Cayman Islands, do not strictly require a majority of its board to consist of independent directors. Thus, although a director must act in the best interests of PubCo, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management the company may decrease as a result. In addition, the Nasdaq Listing Rules also require U.S. domestic issuers to have an independent compensation committee with a minimum of two members, a nominating committee, and an independent audit committee with a minimum of three members. PubCo, as a foreign private issuer, with the exception of needing an independent audit committee composed of at least three members, is not subject to these requirements. The Nasdaq Listing Rules may also require shareholder approval for certain corporate matters that PubCo’s home country’s rules do not. Following the Cayman Islands governance practices, as opposed to complying with the requirements applicable to a U.S. company listed on Nasdaq, may provide less protection to you than would otherwise be the case.

The requirements of being a public company may strain PubCo’s resources, divert PubCo’s management’s attention and affect PubCo’s ability to attract and retain qualified board members.

PubCo is subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, PubCo will incur additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase even more if PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that PubCo files annual and current reports with respect to PubCo’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. PubCo may need to hire more employees or engage outside consultants to comply with these requirements, which will increase PubCo’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. PubCo expects these laws and regulations to increase PubCo’s legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although PubCo is currently unable to estimate these costs with any degree of certainty.

Many members of PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent PubCo from improving its business, financial condition and results of operations. Furthermore, PubCo expects these rules and regulations to make it more difficult and more expensive for it to obtain director and officer liability insurance, and consequently PubCo’s may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on PubCo’s business, financial condition, results of operations and prospects. These factors could also make it more difficult for PubCo to attract and retain qualified members of its board of directors, particularly to serve on PubCo’s audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report filings required of a public company, PubCo’s business and financial condition will become more visible, which PubCo believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, PubCo’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in PubCo’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on PubCo’s business, financial condition, results of operations, prospects and reputation.

There may exist difficulties with respect to effecting service of legal process in mainland China against PubCo or its management through shareholder claims, including securities law and fraud claims, and the enforcement of foreign judgments and acceptance of such lawsuits by the courts in mainland China will depend on specific provisions of the existing or then effective laws and regulations of the PRC.

Big Tree Cloud conducts substantially all of its operations in China, and substantially all of Big Tree Cloud’s assets are located in China. In addition, all Big Tree Cloud’s senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for PubCo’s shareholders to pursue claims, including securities law and fraud claims, upon PubCo or those persons inside China. In addition, as this occurs in many other jurisdictions, the recognition and enforcement in China of judgement in respect of any matters that are not subject to a binding arbitration clause in these non-PRC jurisdictions depends on specific provisions of the laws and regulations existing or then effective in China.

The SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism.

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators, and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “— Risks Related to PubCo’s Securities — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands law.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because PubCo is incorporated under the Cayman Islands law.

PubCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands. PubCo’s corporate affairs are governed by its memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against PubCo’s directors, actions by PubCo’s minority shareholders and the fiduciary duties of PubCo’s directors to PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of PubCo’s shareholders and the fiduciary duties of PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. PubCo’s directors have discretion under its articles of association that will become effective immediately prior to completion of the Business Combination to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, PubCo’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by PubCo’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

PubCo is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make PubCo Ordinary Shares less attractive to investors, which could have a material and adverse effect on PubCo, including PubCo’s growth prospects.

PubCo is an “emerging growth company” as defined in the JOBS Act. PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which PubCo has total annual gross revenue of at least US$1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than US$1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. PubCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, PubCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of PubCo’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after PubCo no longer qualifies as an “emerging growth company,” as long as PubCo continues to qualify as a foreign private issuer under the Exchange Act, PubCo will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, PubCo’s shareholders may not have access to certain information they deem important or at the same time if PubCo was a non-foreign private issuer. PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo relies on these exemptions. If some investors find PubCo Ordinary Shares less attractive as a result, there may be a less active trading market and share price for PubCo Ordinary Shares may be more volatile.

The Business Combination may not qualify for tax-deferred treatment, in which case U.S. Holders of SPAC Common Stock or SPAC Rights would generally recognize gain or loss for U.S. federal income tax purposes.

The U.S. federal income tax treatment of the Business Combination for U.S. Holders of SPAC Common Stock or SPAC Rights will depend on whether it qualifies as an exchange pursuant to Section 351(a) of the Code that is generally eligible for tax-deferred treatment. There are significant factual and legal uncertainties as to whether the Business Combination will qualify as an exchange pursuant to Section 351(a) of the Code. For example, if more than 20% of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Business Combination, one of the requirements for Section 351(a) treatment would be violated. However, we do not expect that any of the PubCo Ordinary Shares issued in the Business Combination that will be subject to contractual restrictions on transfer will be subject to an arrangement or agreement by its owner to sell or dispose of such shares upon the issuance of those shares in the Business Combination.

Moreover, Section 367(a) of the Code and the applicable Treasury regulations promulgated thereunder provide that, where a U.S. person exchanges stock or securities in a U.S. corporation for stock or securities in a non-U.S. (“foreign”) corporation in a transaction that qualifies as a reorganization, the U.S. person is required to recognize any gain, but not loss, realized on such exchange unless certain additional requirements are met. There are significant factual and legal uncertainties concerning the determination of whether these requirements will be satisfied and there is limited guidance as to their application, particularly with regard to indirect stock transfers in cross-border reorganizations.

Although it was not a condition to closing that an opinion of counsel regarding the tax treatment of the Business Combination be provided, Wilson Sonsini Goodrich & Rosati provided, in connection with the filing of the proxy statement/prospectus on Form F-4, its opinion to the effect that, as such opinion relates to the holders of SPAC Common Stock or SPAC Rights, taken together, the exchange of Holdco Shares for PubCo Ordinary Shares and the exchange of SPAC Securities for PubCo Ordinary Shares, in each case, pursuant to the Business Combination, should qualify as an exchange governed by Section 351(a) of the Code. Such opinion is based on current law and is based on, and assumes the correctness of, representations and assumptions as to factual matters made by Holdco and SPAC (disregarding any qualifications based on Holdco or the SPAC’s knowledge, belief or intent). If any of these representations or assumptions is incorrect, the validity of the opinion of counsel could be affected. In addition, there is a lack of authority directly addressing the tax consequences of the Business Combination, and the provisions of Section 351(a) of the Code are complex and qualification thereunder could be adversely affected by events or actions that occur following the Business Combination that are beyond SPAC’s control. For example, if 20% or more of the PubCo Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of its issuance in the Business Combination, one of the requirements for Section 351(a) treatment might not be satisfied. An opinion of counsel is not binding on the Internal Revenue Service (“IRS”) or any court, and neither Plutonian nor Big Tree Cloud intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination. Accordingly, no assurance can be given that the IRS will not challenge such treatment or that a court will not sustain a challenge by the IRS.

If the Mergers do not qualify for tax-deferred treatment, then a U.S. Holder that exchanges its SPAC securities for PubCo Securities pursuant to the Mergers will recognize gain or loss (provided, however, that loss shall not be recognized if the Mergers qualify as a transaction governed by Section 351 of the Code and the requirements of Section 367(a) of the Code are not satisfied) equal to the difference between (1) the fair market value of the PubCo Securities received and (2) the U.S. Holder’s adjusted tax basis in the SPAC securities exchanged.

U.S. Holders of SPAC securities should consult their tax advisors to determine the tax consequences if the Business Combination does not qualify for tax-deferred treatment.

PubCo may be or become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo or any of its subsidiaries is a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the PubCo Securities, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. There is no assurance that PubCo or its subsidiaries will not be currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, PubCo does not expect to be required to provide a PFIC annual information statement for 2024 or going forward.

Future changes to U.S. and non-U.S. tax laws could adversely affect PubCo.

The U.S. Congress and other government agencies in jurisdictions where PubCo and its affiliates will do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, including situations where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the countries in which PubCo and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect PubCo and its affiliates.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

PubCo was incorporated in Cayman Islands as a merger vehicle to facilitate the business combination (“Business Combination”) between Plutonian Acquisition Corp. (“Plutonian”), a blank check company incorporated in the state of Delaware which was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands (“Holdco”), which was incorporated in Cayman Islands. Upon closing of the Business Combination on June 6, 2024, Holdco merged with Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), with Merger Sub 1 being the surviving entity. Plutonian merged with Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”), with Merger Sub 2 being the surviving entity. As a result of the Business Combination, both Holdco and Plutonian became a wholly owned subsidiary of PubCo and the business of Holdco became our business. Starting from June 7, 2024, ordinary shares were listed on Nasdaq Global Market under the symbols “DSY” and Warrants were listed on the Nasdaq Capital Market and “DSYWW,” respectively. Big Tree Cloud conducts all of its operations and generates all of its revenue through its subsidiaries in the PRC.

Our principal executive offices are located at Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518106, China. Our telephone number at this address is +86 755 2759-5623. Our registered office in the Cayman Islands is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, United States.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://www.bigtreeclouds.com/. The information contained on our website is not a part of this annual report.

Nasdaq Notification Letter

On August 5, 2024, PubCo received a written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying PubCo that it is not in compliance with the minimum market value of publicly held shares requirement (“MVPHS”) set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Global Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVPHS of US$15 million, and Nasdaq Listing Rule 5810(c)(3)(D) provides that the failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of PubCo for the last 33 consecutive business days, PubCo did not meet the minimum MVPHS requirement.

On September 23, 2024, PubCo received written notice from the Listing Qualifications Staff of Nasdaq notifying PubCo that, for more than the last ten (10) consecutive business days, from August 19, 2024 through September 20, 2024, the MVPHS of PubCo’s ordinary share has been $15,000,000 or greater. Accordingly, the written notice stated that PubCo has regained compliance with the MVPHS listing requirement set forth under the Rule.

Recent Regulatory Development

Cybersecurity and Data Privacy

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China (the “CAC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the CAC and 12 other PRC regulatory authorities jointly issued the revised Cybersecurity Review Measures (the “New CAC Measures”), which became effective on February 15, 2022 and replaced the cybersecurity review measures issued in April 2020. According to Article 7 of the New CAC Measures, a network platform operator that holds personal information of more than one million users shall report to Cybersecurity Review Office for cybersecurity review when it seeks to list its securities overseas. The Company believes that neither it nor any of its PRC subsidiaries are network platform operators engaging in data processing activities that affect or may affect national security, nor do the Company control more than one million users’ personal information, and it would not be required to apply for a cybersecurity review for the Business Combination and listing of its securities under the New CAC Measures. For a more detailed analysis, see “Risk Factors — Risks Related to Doing Business in China — Any failure to comply with the various applicable PRC laws and regulations related to data security and cybersecurity could affect our offshore listing and lead to liabilities or other regulatory actions, which would have a material and adverse effect on our business operations.”

Filings Required by the PRC Regulatory Authorities for the Listing of Our Securities

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”) and circulated five supporting guidelines, which has become effective on March 31, 2023. The Overseas Listing Trial Measures has comprehensively improved and reformed the regulatory regime for overseas offering and listing of PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, the Company shall be required to comply with the filing requirements under the Overseas Listing Trial Measures in connection with the Business Combination. In addition, any future securities offerings and listings outside of mainland China by the Company, including, but not limited to, follow-on offerings, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures. Failure to complete the filing procedure or concealment of any material fact or falsification of any major content by any domestic companies in the filing documents could result in administrative penalties such as order to rectify, warnings, and fines, and certain personnel of such domestic companies, such as their controlling shareholders, actual controllers, the person directly in charge and other directly liable persons, may also be subject to administrative penalties, such as warnings and fines. As advised by Commerce & Finance Law Offices, the Company’s PRC counsel, the Company has filed with the CSRC on October 12, 2023 and the CSRC published the notification on the Company’s completion of the required filing procedures on February 5, 2024 for the Business Combination. For a more detailed analysis, see “Risk Factors — Risks Related to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with this Business Combination under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.”

Revision of PRC Company Law

All companies (including FIEs) incorporated and operating in the PRC are governed by the PRC Company Law, which was promulgated on December 29, 1993 and was subsequently amended in 1999, 2004, 2005, 2013, 2018 and 2023 respectively. The latest amended PRC Company Law, or the Revised Company Law, which has become effective on July 1, 2024, further stipulates on the establishment and dissolution of the company, the organizational structure and the capital system of the company and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. Specifically, the Revised Company Law provides that: (i) shareholders of a limited liability company are required to fully contribute their subscribed capital within five years from the establishment of the company; (ii) shareholders seeking to transfer equity need only furnish written notification to other shareholders, specifying quantity, price, payment method, and time limit for such and the other shareholders may buy the equity before any third-party buyer acquires it on those terms; (iii) a company may establish an audit committee comprised of an unspecified number of directors of the board and responsible for supervising the company’s financial and accounting matters; and (iv) where a shareholder leveraging control over two or more companies attempts to evade debts and infringe upon creditors’ rights by exploiting the independent legal personality of the company and the limited liability of shareholders, each involved company shall undertake joint and several liability for the debts incurred by either entity. As of the date of this annual report, uncertainties remain as to the implementation and interpretation of the Revised Company Law, and how it will affect our business operations.

Implication of the Holding Foreign Companies Accountable Act

On December 2, 2020, the U.S. House of Representatives passed the HFCAA. On December 18, 2020, the HFCAA was signed into law. HFCAA was further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCAA”). Under such rules, an issuer that has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction will be identified by the SEC as a “Commission-Identified Issuer.” The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If PubCo is identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that it will be able to take remedial measures in a timely manner. Besides, pursuant to the HFCAA, on December 16, 2021, the PCAOB issued its determinations (the “PCAOB Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the Board is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance (“MOF”) of the People’s Republic of China, which governs inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol released by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

The Company’s auditor, Audit Alliance LLP, an independent registered public accounting firm headquartered in Singapore, is currently subject to the U.S. laws, pursuant to which the PCAOB conducts regular inspections to access its compliance with the applicable professional standards. Audit Alliance LLP has been registered with PCAOB since April 2019 and the most recent inspection was conducted in December 2023. Although the Company believes that the HFCAA and the related regulations do not currently affect it, the Company cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on the Company because of its operations in mainland China. Recent developments with respect to audits of China-based companies, such as the Company, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. As a result, the investors may be deprived of the benefits of PCAOB’s oversight of the Company’s auditor through such inspections. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China — Our independent registered public accounting firm’s audit documentation related to their audit reports included in this registration statement/prospectus include audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) after the Business Combination if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ordinary shares.”

Permits and Permission Required from the PRC Authorities

Business Permits

As of the date of this annual report, our PRC subsidiaries have obtained all the requisite licenses and permits from the PRC government authorities for its business operations in the PRC as listed below.

No.	Permissions and Approvals	Serial Number	Holder of Permissions/Approvals	Issuing Authority	Issue Date/Valid Period
1.	Class II Medical Device Business Recordation Proof	Yue Shen Shi Yao Jian Xie No. 20211765	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	Shenzhen Market Supervision Administrations	2023-05-10
2.	Importer and Exporter Registration Receipt	4403961TL5	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	General Administration of Customs of the People’s Republic of China	2021-12-22 to 2068-07-31
3.	Food Business License	JY14403061386747	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	Shenzhen Market Supervision Administration, Guangming Sub-bureau	2020-08-31 to 2025-08-30
4.	Initial Registration for the Sale of Pre-packaged Food Only	YB14403090423949	Shenzhen Dashuyun Import and Export Trading Co., Ltd.	Shenzhen Market Supervision Administration, Guangming Sub-bureau	2023-04-24

However, the licensing requirements in China are constantly evolving, and our PRC subsidiaries may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. The Company cannot assure you that our PRC subsidiaries will be able to satisfy such regulatory requirements, and as a result, our PRC subsidiaries may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If our PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain additional permissions or approvals in the future, our PRC subsidiaries may have to spend great efforts and expenses to obtain such clearance, otherwise it may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. For risks relating to licenses and approvals required for our PRC subsidiaries’ operations in China, see “Risk Factors — Risks Related to Doing Business in China — If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.” If our PRC subsidiaries fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for operating their business in China, financial condition, results of operations and the value of our ordinary shares may be materially and adversely affected, completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Cash and Asset Flows through the Organization

Dividend Distribution and Taxation: In light of the holding company structure, Holdco’s, and following the Business Combination, PubCo’s ability to pay dividends to the shareholders, and to service any debt the Holdco or PubCo may incur, may depend upon dividends paid by the PRC Subsidiaries to PubCo or Holdco, despite that PubCo or Holdco may obtain financing at the holding company level through other methods. However, the PRC Subsidiaries are subject to certain statutory reserve and solvency conditions before they can distribute dividends or make payment to Holdco or PubCo, which, if failed, may restrict their ability to pay dividends or make payment to Holdco or PubCo following the Business Combination. Under PRC laws and regulations, PRC Subsidiaries are permitted to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, PRC Subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. As a result of such restrictions under PRC laws and regulations, PRC Subsidiaries are restricted in their ability to transfer a portion of their net assets to Holdco either in the form of dividends, loans or advances, which restricted portion amounted to US$4,249,352, US$4,249,352 and US$4,249,352 as of June 30, 2022, 2023 and 2024, respectively. As of the date of this report, none of PubCo, Holdco and its subsidiaries has made any dividends or distributions to their respective shareholder(s), including any U.S. investors, nor do they have any present plan to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the respective board of Holdco and PubCo. As of the date of this report, none of PubCo, Holdco and its subsidiaries intends to distribute earnings. Holdco and PubCo are not subject to any restrictions under Cayman Islands law on dividend distribution to their shareholders.

Subject to the “passive foreign investment company” rules and following the Business Combination, the gross amount of any distribution that PubCo makes to a U.S. Holder (as defined in “Proposal No. 2 The Redomestication Proposal — Material U.S. Federal Income Tax Considerations”) with respect to the PubCo Ordinary Shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend for U.S. federal income tax purposes, to the extent paid out of PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because PubCo may not calculate earnings and profits in accordance with U.S. federal income tax principles, a U.S. Holder should expect to generally treat any distributions PubCo makes as dividends.

Foreign Exchange Restriction: Following the Business Combination, PubCo and its subsidiaries are subject to restrictions on foreign exchange and their ability to transfer cash between entities, across borders, and to U.S. investors. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similar to many other jurisdictions that have foreign exchange control, the PRC government enacts laws and regulations on the convertibility of RMB into foreign currencies and the remittance of funds out of China, which may restrict the transfer of cash between PubCo, its subsidiaries, or the investors following the Business Combination.

Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by our PRC subsidiaries out of China is also subject to certain procedures with the banks designated by SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries. While there are currently no such restrictions on foreign exchange and our ability to transfer cash or assets between PubCo and our Hong Kong subsidiary, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent our cash or assets are in Hong Kong or a Hong Kong entity, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on our ability to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on PubCo and its subsidiaries to transfer or distribute cash within the organization following the Business Combination, which could result in an inability of or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong. See “Risk Factors — Risks Related to Doing Business in China — We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.”

Transfer of Cash and Assets:

Cash will be transferred among PubCo and our subsidiaries in the PRC (“PRC Subsidiaries”) in the following manners: (i) funds may be transferred to the PRC subsidiaries, from PubCo as needed through Holdco, BRIGHT CONNECTED LIMITED, or BVI Subsidiary, and HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED, or Hong Kong Subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by the PRC Subsidiaries, to PubCo through Hong Kong Subsidiary, BVI Subsidiary and Holdco. As a holding company, PubCo may rely on dividends and other distributions on equity paid by the PRC Subsidiaries. If any of the PRC Subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to PubCo. Current PRC regulations permit PRC Subsidiaries to pay dividends to PubCo through the Hong Kong Subsidiary only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. PubCo is permitted under the laws of Cayman Islands to provide funding to its subsidiaries in mainland China, Cayman Islands and Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Each of Hong Kong Subsidiary and BVI Subsidiary is also permitted under the laws of Hong Kong SAR and Cayman Islands, respectively, to provide funding to PubCo through dividend distributions without restrictions on the amount of the funds. As of the date of this report, there has not been any funds transferred from the Holdco, BVI Subsidiary or Hong Kong Subsidiary to the PRC Subsidiaries. In the future, however, cash proceeds raised from overseas financing activities may be transferred by PubCo to PRC Subsidiaries via capital contribution or shareholder loans. As of the date of this report, there have not been any such dividends or other distributions from PRC Subsidiaries to the Hong Kong Subsidiary, BVI Subsidiary, Holdco or Holdco’s shareholders outside of China.

B. Business Overview

Mission

Provide quality personal and hygienic care for families in China.

Overview

Big Tree Cloud is a consumer-oriented, mission-driven and technology-empowered company encompassing development, production, distribution and sales and brand promotion of personal care products and other consumer goods under a consumer to manufacturer and merchant model, or C2M. We are devoted to establish a platform to consolidate the vast resource of the personal care product industry in China and strive to become a well-known brand in China and globally. In particular, we focus on the development and production and sales of feminine hygiene products including sterilized feminine pads, menstrual pants and other feminine hygiene products. We are driven to establish a platform for our modern, health-conscious and independent-minded consumers who demand high-quality and well-designed products to satisfy their personal care needs. We incorporated a C2M model as part of our platform to connect our online and offline operations to create a community for our consumers to provide product feedbacks and requests. For our core feminine care products, consumer feedbacks are of particular importance for our product development and delivery of high-quality products. These channels and resources lead the market movement towards a quality self-care lifestyle in the course of our pursuit to accomplish our mission. We aim to integrate our resources and capabilities to promote our brand in order to strengthen our competitiveness the vast feminine hygiene and personal care products in China.

Our connection with our community enables us to understand our consumers’ needs and inspires our product development and promotion, which afford us competitive advantages over the traditional market participants in the industry. As an emerging company with expanding business operations, our product portfolio included more than 50 commercialized products, including nine series of feminine pads. In an effort to broaden our market reach and better serve our consumer base, we continue to develop new products and update our commercialized products. We believe our capabilities and continued efforts allow us to achieve our mission of providing better personal and hygienic care for families in China.

In addition to the sales our products, we operate Big Tree Cloud convenience stores to offer Big Tree Cloud branded products, food and beverage and other products at membership prices. To further diversify our operations, we begin to accept partnership for the establishment of Big Tree Cloud convenience stores in early 2023. We adopt a brand licensing system for our Big Tree Cloud convenience stores, under which our partners primarily promote and carry our products on a non-exclusive basis. Our licensees use our storefront designs and trademarks to promote and sell our products, and the licensees are also allowed to sell products by other manufacturers. As of June 30, 2024, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees to establish our store presence in twenty cities in China along with our self-operated Big Tree Cloud convenience stores.

Recent Developments and Business Strategies

In August 2024, we sold our manufacturing facilities to a third party in order to become an asset-light company. To ensure our production capabilities, we have reached an agreement with the third-party to for it to manufacture our products on “make-per-order” business using the facilities we previously constructed. We are fully able to work with third-party manufacturers since we cooperated with third-party merchants to complement our production capabilities in the past, and we will continue to use this model to allocate our resources sufficiently. We successfully engaged a number of independent merchants for the production of our body and oral care products and other products. These capabilities afford us a flexible approach and allow us to diversify our product portfolio and control costs. We maintain a quality control system to ensure our products adhere to strict quality criteria and meet consumer demands for high-quality products.

We sold our facilities in part due to our efforts to utilize our resources effectively and in light of our recent business development strategy. After operating in the personal and feminine hygiene care industry in China, we observed significant business opportunities in the development and manufacturing of raw materials used for manufacturing of feminine pads. Therefore, we begin our research into this segment of the industry to assess this market. Our efforts are aimed to diversify our business operations, and to become a supplier of raw materials to medium size feminine hygiene care manufacturers. We are currently conducting market researches concerning this segment and plan on devoting resources to this segment if we find this business opportunity viable.

In addition, we continue to expand our products coverage in China as we have established sales channels with over 200 large retail stores and supermarkets. Through working closely with retail enterprise customers in China, we continue to adjust optimize our products portfolio to meet the changes in market demands. We also continue to devote significant research and development for new products to diversify our company’s products variety and enhance product competitiveness to explore new channels in the market

Our Products

Our omni-channel, C2M business model enables us to launch and scale multiple categories of personal care products, which allows us to offer a broad range of products and address the needs of a large consumer community. We currently focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including body and oral care products, accessories and other products to address unmet needs of our core consumer base.

Feminine hygiene products

We are committed to develop high-quality menstrual hygiene product series to promote a lifestyle of self-care, health consciousness and wellness enhancement. We believe our feminine pad products differ from traditional feminine pad products commonly available on the market due to our use of ethylene oxide sterilization process to sterilize our feminine pad products. The sterilization process effectively reduces fungal infection and irritation caused by exposure to germs and bacteria during product. The result of this key step absent from the common manufacturers promotes women’s wellness during the menstrual cycle.

Our feminine pad products also use a compounded absorbent core structure designed with high-molecular absorbent resin. This core structure can effectively improve the comfort and breathability of our feminine pad products. As of the date of this annual report, all our feminine pad products are produced in our in-house production and sterilization facilities.

In October 2022, we obtained a utility patent for our novel anti-leakage feminine pads. We added a leak-proof pack near the junction between each wing and the contact surface of the pad. The outer edge of the leak-proof pack is connected to the outer edge of the contact surface of the pad, and the inner edge of the leak-proof pack is connected to a set position on the contact surface. The leak-proof packs are slightly higher than the contact surface of the pad. Compared to the traditional leak-proof edge, our leak-proof pack uses more materials and has a larger leak-proof surface to provide better anti-leakage performance. This design can effectively prevent menstrual blood from leakage, to significantly improve user experience. In addition, the surface of our leak-proof pack is smoother than the traditional leak-proof edge, which improves the comfort level of our feminine pads.

Big Tree Cloud is our flagship brand for feminine hygiene products. We have multiple series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences.

o	Gold Series. The Gold Series is a feminine pad product designed for our high-end consumer group. The pad surface is made of cotton with improved fluid permeability, which increases the comfort level of cotton-surface pads.

o	DSY Air Series. The DSY Air Series is another feminine pad product designed for our high-end consumer group. The pad surface is made of cotton with an improved fiber structure, which enhances the air permeability of the feminine pads.

o	Aurora Series. The Aurora Series is a feminine pad product designed for consumers with sensitive skin. The pad surface is made of natural cotton, which contains a relatively high level of cotton fiber to make the general texture more flexible.

o	Classic Series. The Classic Series is our sterilized feminine pad product featuring strong absorbency performance.

o	Favorita Series. The Favorita Series uses a spiral pore structure with improved fluid permeability.

o	O2 Series. The O2 Series uses an air permeable surface to increase breathability of the feminine pads.

o	Cloud Pants. The Cloud Pants is a series of disposable menstrual pants products that provide all-round leakage protection during heavy period flow. The core structure of Cloud Pants is made of high molecular absorbent, which has a higher absorption rate and able to keep fluids away from the users’ body. Its extra wide coverage helps protect against leaks from front-to-back and side-to-side.

The Yaluota brand is our sub-brand of feminine hygiene products specifically designed for the younger age group. We currently have three product series under the Yaluota brand.

o	Smiling Series. The Smiling Series is a feminine pad product designed for the younger age group. It uses our proprietary anti-leakage design with improved fluid permeability and breathability.

o	Youth Series. The Youth Series is feminine pad product designed for the younger age group. It has an ultra-soft pad surface and provides a zero-feel experience for our consumers.

o	Z Series. The Z Series is a feminine pad product designed for the younger age group. It uses our proprietary anti-leakage design with a diamond-shaped pore structure to improve the absorbency of pad surface. The package of Z Series contains Internet catchwords that are popular among Generation Z and creates a playful feature for our products.

Other products

Our other products primarily consist the distribution of dietary supplements, such as glucosamine supplement, ginseng tablets and reishi mushroom spore powder. We distributed these dietary supplements to complement our primary operations, and revenues generated from other products comprise a minimal amount of our total revenue. We ceased the distribution of the dietary supplements as of December 31, 2023 to focus on our primary operations.

Seasonality

Our products are generally not affected by persistent and long term seasonal fluctuations due to the essential nature of our products for female customers, which keeps a relatively consistent demand throughout the year. However, as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12,” we typically records higher transaction volumes and revenue in the second and the fourth calendar quarters of each year. Since we have a limited operating history, the seasonal trends that we have experienced in the past may not be representative of future trends.

Big Tree Cloud Convenience Stores

Our Big Tree Cloud convenience stores were first established in early 2023 and have become a key component of our downstream operations. Big Tree Cloud convenience stores combine our membership system with a convenient shopping experience. We have established two self-operated Big Tree Cloud convenience stores. We also adopted a brand licensing system for our Big Tree Cloud convenience stores. As the licensor, we provide store remodeling services as well as management and operational guidance to support our licensees. Our licensees sell Big Tree Cloud branded products, food and beverage and other products selected by the licensees. Big Tree Cloud convenience stores function as an offline contact point with our consumers. The convenience stores’ presence increases our brand exposure in local communities and contributes to the expansion of our consumer base. We also plan to cooperate with large suppliers and industry-leading brands to offer their products at a lower purchase price to our licensees. As of June 30, 2024, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees, covering 20 cities in China, including Beijing, Yingkou, Yangzhou and other cities.

Consumers

We believe that our consumers are modern, health-conscious and independent-minded, and that they seek high-quality, effective and thoughtfully designed products available in the market. Our target consumers cover a wide range of age groups, geographical locations and income level. Approximately 15% of our consumers are from tier 1 cities in China, and the remaining 85% are from other tier 2 cities, tier 3 cities and suburban areas. We expect to further expand our consumer base in terms of geographical locations and age groups as we continue to enhance our brand awareness and expand our distribution channels. Our consumers are digitally inclined and mobile-centric, and hold the quality of the products they use as the highest priority. We also believe our consumers would build trust and connections with brands that offer high-quality products that resonate with their values, and it is Big Tree Cloud’s goal to utilize this principle to achieve optimum operation.

Product development

We adopt a consumer-oriented product development approach. We intend to develop high-quality personal care products that cater to different consumer profiles and needs. We currently focus on the development of feminine hygiene products, and in particular, sterilized feminine pads, which we believe function as a consumer acquisition product for our target consumers to familiarize with our portfolio of high-quality products. We continue to introduce new products and upgrade our existing products under this category based on market feedback that we receive through multiple avenues, including through our internal customer service team, distributor network as well as feedbacks provided by consumers on our social media platforms and e-commerce platforms. Our connection with our consumer community enables us to understand our consumers’ needs to inspire our product innovation and development. In addition to feminine hygiene products, we also strive to develop other high quality products to generate satisfactory user experience.

Our dedicated research and development team works closely with our sales and marketing team to expand and improve our product portfolio. Our research and development team has extensive work experience with the development of personal care products and are educated in biology, chemistry and other consumer product fields. Our research and development team also collaborates with various research institutions and experts in China for product design and innovation. Our in-house laboratory is furnished with equipment and facilities that can perform comprehensive functions, including material quality testing, structure design, performance evaluation and safety evaluation. Leveraging the expertise of our research and development team as well as our professional equipment and facilities, we adopted a compounded absorbent core structure, which improves the comfort and breathability of our personal care products. We also developed an anti-leakage design for our feminine pad products that can effectively prevent side leakage and enhance consumer experience. In addition, we are in the process of developing antimicrobial menstrual care products, day-care menstrual pants and ultra-thin feminine pads.

To further identify consumer needs and market opportunities, we use advanced technology to analyze data of existing and potential consumers across various social platforms, and work closely with our sales and marketing team to conduct frequent surveys and interviews with our target consumers and KOLs. We use these insights to screen market demands and develop product prototypes. Benefiting from our deep consumer insights accumulated through data analysis and surveys, we are able to monitor consumer behaviors and preferences to identify the consumers’ needs and then to rapidly originate, develop and deliver products that address these needs. We believe this approach enables us to adopt and adjust our product development strategy to introduce products that can better match our consumers’ evolving needs for high-quality products.

Manufacturing and Supply Chain

Third-party production

As of August 2024, we rely on our trusted third-party partners to handle our production needs. These manufacturers procure raw materials and conduct production based on our mandated specifications, designs and production techniques. All of our outsourced manufacturers are located in China and have established high-quality production standards by serving industry-leading brands. To fulfill our large order volume with short turnover times, many of our outsourced manufacturers have also expanded their manufacturing capabilities with investment in automated production lines, multiple sets of customized tools and expanded storage for raw materials.

We adopt measures to assess the qualifications and capabilities of the third-party manufacturers we engage. We also conduct regular review and inspection for the products produced by these manufacturers to ensure that these products meet our quality standard. We implemented an audit program to ensure these third-party manufacturers are in compliance with the product safety compliance standards enforced by regulatory agencies. We take great care to ensure that our third-party manufacturers share our commitment to quality and ethics. We require these manufacturers to conduct inspection and testing for raw materials according to our raw material acceptance standards. We also require them to adopt strict internal guidelines and conduct regular inspections to ensure the product quality meets our rigorous standards.

Fulfillment and logistics

Our fulfillment team ensures orders are efficiently and accurately processed, packed, shipped and delivered to our consumers, retail locations and distributors. We collaborate with third-party storage companies and utilize their warehouse and geographical coverage to extend our market reach. For logistics, we work closely with major third-party logistics companies, including STO Express and Deppon Express.

Our proprietary warehouse management system enables us to monitor our inventory level and fulfillment status in real-time. Our enterprise resource planning system is connected to the major e-commerce platforms’ internal system we use to allow us to access data needed directly for fulfillment. We continue to improve our fulfillment and logistics system to provide timely delivery of our products to our consumers as part of our efforts to enhance consumer experience.

Sales and Marketing

Our products are marketed primarily through a direct sales force and supplemented by strategic exclusive and non-exclusive distributors and wholesalers. Our marketing efforts rely on our ability to attract consumers to trust our brand and accept our product offerings across a breadth of channels, including our official accounts on social media, our flagship stores on e-commerce platforms and our offline distribution channels.

We recognize that we live in a digital-orient world with a new generation of consumers possessing unique shopping behaviors. Accordingly, we strategically lead with digital outreach to engage our consumer community. We employ emotional and educational brand marketing by “snackable” contents we share through our social media accounts, initiate marketing campaigns and charitable activities, and partner with influencers and social service organizations. In addition, we launched the “Smiling Cloud” campaign in collaboration with our authorized partner to donate feminine pads, stationary and other school supplies to girls in less developed rural areas in China. We plan to donate a total amount of one million packs of feminine pads to 20,000 girls through this campaign. We believe this campaign can help remove the stigma associated with menstrual cycle and promote self-care and health-consciousness among girls in rural areas to raise awareness among our consumer community and increase our brand exposure.

For our online sales, we adopted a mixed approach that combines to-business distribution and to-consumer distribution across various e-commerce platforms, which enables us to provide more comprehensive services tailored to different consumer groups’ needs. In particular, we use to-business distribution channels to promote our products to corporate consumers for bulk sales, and we use consumer distribution channels to reach individual consumers and expand our market coverage.

KOLs also have a significant impact on the purchasing behaviors of the new generation of consumers in China. Typically, KOLs maintain social media presence on platforms such as Douyin and RED, and have millions of followers who view, comment, like and share their lifestyle posts. As part of our marketing strategy, we work closely with KOLs to tailor their contents for each social media platform to promote our products. We typically enter into commercial arrangements with KOLs, the terms of which are determined on a project-by-project basis. Under these arrangements, KOLs may earn a fixed fee, a commission based on the value of products they successfully promote, or a combination of both.

In addition to our in-house sales and marketing efforts, we also maintain a distributor network to reach more consumers across China. Our distributor network comprises corporate distributor and individual distributors. We engaged one large corporate distributor. Our large corporate distributor has extensive sales channels and is able to promote our products to various geographic regions within a short period of time and at a relatively low cost. In addition, the corporate distributor has the capabilities and resources to conduct large-scale marketing events, which help increase our brand exposure and market share.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology. As of June 30, 2024, we have registered 183 trademarks. Our principal trademark assets include the trademarks “Big Tree Cloud” and “Yaluota.” As of June 30, 2024, we had one design patent and one utility patent registered with the PRC State Intellectual Property Office.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we include in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulae, designs or business information may be made available. We also regularly monitor the market for infringement of our intellectual properties and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. So far, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights.

We have not had any material action brought against us by any third parties claiming that we have infringed any of their intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We compete with both established multinational and domestic brands, as well as small targeted niche brands that continue to enter the Chinese and global personal care markets. We believe that we compete primarily on the basis of perceived value, including product quality, product efficacy, consumer experience, promotional activities, marketing campaigns, new product introductions, package design, e-commerce initiatives, direct sales, supply chain management and other activities. In response to these competition factors, we continue to devote resources to product development and intellectual property protection. We also strive to refine our production management to reduce costs and increase production capacity while ensuring the delivery of products with consistent quality. Our marketing campaigns are expected to further increase our brand exposure as well as market share. However, it is difficult for us to predict the timing, scale and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace. For additional risks associated with our competitive position, see “Risk Factors — Risk Relating to Our Business and Industry — The personal care industry is highly competitive. If we are unable to compete effectively, we may fail to gain or lose our market share and our business, results of operations and financial condition may be materially and adversely affected.”

Facilities

Our principal office is located on a premise comprising 898.73 square meters in Shenzhen, China, which also serves the functions of sales and marketing, customer service and other administrative activities. This office is our self-owned property.

We previously owned two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters, which mainly serves the production function for our feminine pad products. In August 2024, we sold our manufacturing facilities to a third party in order to become an asset-light company. To ensure our production capabilities, we have reached an agreement with the third-party to for it to manufacture our products on “make-per-order” business using the facilities we previously constructed. We are fully able to work with third-party manufacturers since we cooperated with third-party merchants to complement our production capabilities in the past, and we will continue to use this model to allocate our resources sufficiently.

Employees

As of June 30, 2024, we had 50 full-time employees, all of whom are based in China, primarily at our headquarters in Shenzhen, China.

The following table sets forth the number of its employees by function as of June 30, 2024.

Function:
R&D and Product Development	2
Sales and Marketing	12
Manufacturing	10
Information Technology	2
Administration and Finance	19
Management	5
Total	50

As required under PRC regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. However, we cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. See “Risk Factors — Risks Related to Doing Business in China — Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.”

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We enter into standard confidentiality and employment agreements with our key employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, property damage and carriage of goods insurance. We have not made any material claims on any insurance policy maintained by us as of the date of this prospectus.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

C. Organizational Structure

The following chart shows our corporate structure as of the date of this annual report, including our principal subsidiaries.

D. Property, Plants and Equipment

Big Tree Cloud owns the property for its principal executive office, which is located at Room 3303, Building 1, Zhongliang Yunjing Plaza, Heshuikou Community, Matian Street, Guangming District, Shenzhen 518106, PRC. In addition, Big Tree Cloud leased two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters and two warehouses in Dongguan, China comprising 2,400 square meters. Such properties are described in the Form F-4 in the section entitled “Big Tree Cloud’s Business ” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of Big Tree Cloud’s financial condition and results of operations in conjunction with the section entitled “Selected Combined and Consolidated Financial Data”, Big Tree Cloud’s combined and consolidated financial statements, and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Big Tree Cloud’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

Big Tree Cloud is a consumer-oriented, mission-driven and technology-empowered company encompassing development, production, distribution and sales and brand promotion of personal care products and other consumer goods. In particular, we are focused on the development and production of feminine pads and other feminine hygiene products. We have achieved significant growth since our inception in 2020 We generate substantially all of our net revenues from the sale of our products. Our omni-channel, consumer to manufacturing, or C2M, business model, coupled with our production capabilities, enables us to launch and scale multiple categories of personal care products, which allows us to offer a broad range of products and address the needs of a large consumer community. In particular, we focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Our revenue from the sales of sterilized feminine hygiene products represented 23.5%, 60.2% and 70.5% of our revenues for the years ended June 30, 2022, 2023 and 2024, respectively.

Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including earrings, bracelets and pendants under our accessories line of products to address our consumer’s multifaceted demands.

We have experienced substantial growth since our inception. For the year ended June 30, 2024, our total revenue increased to US$7.3 million compared to our revenue for the same period in 2023. In particular, our revenue from feminine hygiene products increased significantly from US$3.8 million for the year ended June 30, 2023 to US$5.2 million for the year ended June 30, 2024. We continue to rely on the sales of our feminine hygiene products to sustain our business operation. At the same time, we aim to accelerate the development of our other products to diversify our product offerings to achieve optimal financial performance.

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

Our ability to grow our brand.

Our brand is integral to the growth of our business and essential to our ability to engage and stay connected with our consumer base. We believe our brand and the reputation it carries distinguish us from our competitors. Therefore, our ability to maintain and enhance our brand reputation is essential to our financial performance. Our brand value also affords us the ability to attract new consumers, and to promote our company value, commitment to quality products and care for feminine hygiene and personal wellness.

Since our inception, we built and promoted our brand to our key demographic and customer base, and deepened connection with our consumer community through an omni-channel approach. We engage our consumers through multiple channels and touchpoints, including our flagship stores on major e-commerce platforms, our social media presence, commitment to educational and philanthropic activities, our convenience stores and our distributor network. Through these diverse channels, our brand and value effectively reach our loyal customer, and directly contribute to our growth. We believe that as our brand continues to grow, it will strengthen our ability to create and capture value across the personal care industry and the feminine hygiene industry in particular, to increase our competitive advantages among industry participants. We believe that our mission, quality of products and the value we promote have helped us build our brand into a household name, and as a result, establish a large and highly engaged consumer base. We believe the strength of our brand enables us to continue to grow in the industry in China and seek opportunity in the global market to achieve optimal financial results.

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

At the same time, our large consumer base and tightknit consumer community have helped us gain insights into the needs and preferences of our existing and prospective consumers. We believe the innovative features of our feminine pad series that differentiate us from the majority of the products currently marketed are effected with the contribution from our loyal and involved consumer base. With meaningful inputs from our consumer, we regularly upgrade our existing products to improve consumer experience by heeding to their suggestions after our consumers gain familiarity with our products. Our consumers’ input is also a source of inspiration for our new product development. We continue to explore the application of new materials and production techniques to improve our products’ quality and efficacy. Accordingly, we are able to design more quality and demanding products to serve consumers of different age groups and with different preferences for menstrual and personal care, and to ensure we are at the forefront of the market. This positive cycle with our consumers establishes a mutually beneficial relationship to ensure the improvement of our products and the expansion of our consumer base. And we believe this fundamental element lays the blueprint for the long-term growth of our customers and their continued involvement will contribute to our long term financial performance.

Our ability to effectively manage our costs and expenses.

Our results of operations are affected by our ability to control our operating costs and expenses and the continued optimization of our supply chain and warehouse management. For the years ended June 30, 2022, 2023 and 2024, our operating expenses were US$3.0 million, US$3.0 million and US$4.9 million, respectively. We operate our own production facilities for our core products such as our feminine hygiene products, and we have developed an efficient supply chain involving manufacturing, warehousing and logistics. We leverage our technological and data resources to manage supplier partners, third-party manufacturing partners, logistics partners and other service partners, and adjust our partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers and logistics companies with strong capabilities, enabling us to shorten the fulfilment process. We expect the absolute amount of operating expenses to continue increasing as our business operations continue to grow, but we plan to continue to leverage our proprietary supply chain and warehouse management system to manage our operating costs and expenses and maintain attractive net profit margins. To accomplish this goal, we also further diversified our distribution channels to include offline convenience stores in 2023 and plan to continue the expansion of our Big Tree Cloud convenience store network in China. As of June 30, 2024, we entered into licensing agreements with 89 Big Tree Cloud convenience store licensees to establish our store presence in 20 cities in China along with our self-operated Big Tree Cloud convenience stores.

Key Components of Results of Operations

Net revenues

We generate revenues from sales of our products which include feminine hygiene products, skincare products, accessories and other products. The following table breaks down our net revenue by product type and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2024		2023		2022
	US$	%	US$	%	US$	%
Net revenues
Sales of products (by products)	7,280,920	99.4	6,283,429	99.8	1,940,378	100.0
Feminine hygiene products	5,162,784	70.5	3,787,120	60.2	455,215	23.5
Body and oral care products	1,047,108	14.3	165,070	2.6	1,198,589	61.8
Accessories	1,015,961	13.9	2,304,147	36.6	106,119	5.5
Others	55,067	0.7	27,092	0.4	180,455	9.2
Licensing Fees	42,436	0.6	9,911	0.2	-	-
Total	7,323,356	100.0	6,293,340	100.0	1,940,378	100.0

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

Cost of revenues

Our cost of revenues includes the cost of purchase of goods for the manufacture of our products and rents and other costs related to our business operation. The following table breaks down our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2024		2023		2022
	US$	%	US$	%	US$	%
Cost of revenues
Costs of products (by products)	2,119,674	29.0	2,548,832	40.5	769,183	39.6
Feminine hygiene products	1,604,083	21.9	1,878,378	29.8	274,305	14.1
Body and oral care products	240,578	3.3	23,422	0.4	420,691	21.7
Accessories	275,013	3.8	647,032	10.3	74,187	3.8
Rents and other costs	302,588	4.1	115,092	1.8	77,072	4.0
Total cost of revenues	2,422,262	33.1	2,663,924	42.3	846,255	43.6

Operating expenses

The following table sets forth our operating expenses and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2024		2023		2022
	US$	%	US$	%	US$	%
Operating expenses
Selling expenses	1,279,005	17.5	758,593	12.0	665,763	34.3
General and administrative expenses	3,558,452	48.6	2,199,987	35.0	2,366,445	122
Research and development expense	89,968	1.2	-	-	-	-
Total	4,927,425	67.3	2,958,580	47.0	3,032,208	156.3

Selling expenses. Our selling expenses primarily consist of (i) advertising costs and market promotion expenses, and (ii) delivery costs charged by logistic companies. We expect our selling expenses to increase as we increase our sales, introduce new products, and expand marketing efforts for our products.

General and administrative expenses. Our general and administrative expenses primarily consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses. We expect our general and administrative expenses to increase in the future as we incur additional expenses related to the anticipated growth of our business and our operations as a public company after the completion of the Business Combination.

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

Hong Kong

Our subsidiary in Hong Kong, Hongkong Ploutos International Holdings Limited, is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2022, 2023 and 2024.

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

Pursuant to the relevant regulations applicable to small and micro businesses, in 2022, 2023 and 2024, several of our mainland China subsidiaries enjoyed a preferential tax rate of 20% with a discount to taxable income. For taxable income less than RMB1 million, and for taxable income over RMB1 million but less than RMB3 million, 75% of the taxable income could be exempted in tax computation. In order to qualify as a small and micro business, an entity needs to engage in industries not restricted or prohibited by the state, and it needs to simultaneously meet the following three conditions: (i) the annual taxable income does not exceed RMB3 million, (ii) the number of employees does not exceed 300, and (iii) the total assets do not exceed RMB50 million. Under the EIT Law, a withholding tax of 10% is also imposed on dividends declared and paid to non-PRC resident in respect of profits earned by our mainland China subsidiaries from January 1, 2008 onwards.

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

	For the Years Ended June 30,
	2024		2023		2022
	US$	%	US$	%	US$	%
Net revenues	7,323,356	100.0	6,293,340	100.0	1,940,378	100.0
Cost of revenues	(2,422,262)	(33.1)	(2,663,924)	(42.3)	(846,255)	(43.6)
Gross profit	4,901,094	66.9	3,629,416	57.7	1,094,123	56.4
Operating expenses:
Selling expenses	(1,279,005)	(17.5)	(758,593)	(12.0)	(665,763)	(34.3)
General and administrative expenses	(3,558,452)	(48.6)	(2,199,987)	(35.0)	(2,366,445)	(122.0)
Research and development expense	(89,968)	(1.2)	-	-	-	-
Total operating expenses	(4,927,425)	(67.3)	(2,958,580)	(47.0)	(3,032,208)	(156.3)
Operating (loss)/profit	(26,331)	(0.4)	670,836	10.7	(1,938,085)	(99.9)
Other expenses, net
Financial expenses	(75,392)	(1.0)	(10,615)	(0.2)	(1,785)	(0.1)
Financial income	206,592	2.8	9,287	0.1	4,531	0.2
Gain/(loss) on deregistration of subsidiaries	79,202	1.1	(347,423)	(5.5)	(77,407)	(4.0)
Other income/(expenses), net	404,948	5.5	(13,754)	(0.2)	(10,090)	(0.5)
Total other income/(expenses), net	615,350	8.4	(362,505)	(5.8)	(84,751)	(4.4)
Profit/(Loss) before income tax provision	589,019	8.0	308,331	4.9	(2,022,836)	(104.2)
Income tax benefit/(expense)	51,466	0.7	(28,766)	(0.5)	130,255	6.7
Net income/(loss)	640,485	8.7	279,565	4.4	(1,892,581)	(97.5)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(4,536)	(0.1)	(144,906)	(2.3)	126,662	6.5
Total comprehensive income/(loss)	635,949	8.6	134,659	2.1	(1,765,919)	(91.0)

The Year Ended June 30, 2023 Compared to the Year Ended June 30, 2024

Net Revenue

Our net revenue, which mainly consisted of revenue from sales of feminine hygiene products, body and oral care products, accessories and others, increased by US$1.0 million, or 16.4%, from US$6.3 million for the year ended June 30, 2023 to US$7.3 million for the year ended June 30, 2024. Our revenue from the sales of feminine hygiene products increased significantly from US$3.8 million for the year ended June 30, 2023 to US$5.2 million for the year ended June 30, 2024, primarily attributed to the increase of sales volume: i) we were able to introduce various models of products to meet expectations from a wider range of customers and ii) with our increased marketing efforts, we managed to maintain and even increase our market shares as we established brand loyalty among existing customers. Our revenue from body and oral care products increased significantly from US$0.2 million for the year ended June 30, 2023 to US$1.0 million for the year ended June 30, 2024, primarily attributed to the marketing promotion projects launched and increasing market need, which increased our sales volume. Our revenue from accessories decreased from US$2.3 million for the year ended June 30, 2023 to US$1.0 million for the year ended June 30, 2024, primarily attributed to the adjustment of our business strategies to focus on the promotion and sales of our feminine hygiene products.

Cost of revenues

Our cost of revenues decreased a little by US$0.3 million, or 9.1%, from US$2.7 million for the year ended June 30, 2023 to US$2.4 million for the year ended June 30, 2024, which was mainly due to our increasing production efficiency to reduce unit costs.

Gross profit (loss) and gross margin

As a result of the foregoing, our gross profit increased from US$3.6 million for the year ended June 30, 2023 to US$4.9 million for the year ended June 30, 2024. Our gross margins were 57.7% for the year ended June 30, 2023 and 66.9% for the year ended June 30, 2024.

Operating expenses

Our selling expenses increased by 68.6% from US$0.8 million for the year ended June 30, 2023 to US$1.3 million for the year ended June 30, 2024, primarily attributed to the increase of payroll expenses of sales person and marketing staff, and the increase of amortization of the intangible assets purchased during the year.

Our general and administrative expenses increased by 61.7% from US$2.2 million for the year ended June 30, 2023 to US$3.6 million for the year ended June 30, 2024, primarily attributed to an increase of US$0.8 million in professional service expense related to the offering and an increase in payroll expenses due to the increase of salaries and bonus.

Operating (loss)/profit

As a result of the foregoing, we generated an operating loss of US$0.03 million and an operating profit of US$0.7 million for the year ended June 30, 2024 and 2023 respectively.

Other expenses, net

Our financial expenses increased from US$10,615 for the year ended June 30, 2023 to US$75,392 for the year ended June 30, 2024, primarily attributed to the increase of interest expenses as we obtained bank loans in November, 2023 and a loan from a related party in May, 2024.

Our financial income increased from US$9,287 for the year ended June 30, 2023 to US$206,592 for the year ended June 30, 2024, primarily attributed to the our obtaining of interest-free long-term loans.

We generated a loss on deregistration of subsidiaries of US$0.3 million for the year ended June 30, 2023 a gain on deregistration of subsidiaries of US$0.1 million for the year ended June 30, 2024, as we deregistered two inactive subsidiaries during the year ended June 30, 2023 and two subsidiaries during the year ended June 30, 2024 to achieve operating efficiency.

Income tax benefit/(expense)

We recorded income tax expense of US$0.03 million for the year ended June 30, 2023 and income tax benefit of US$0.1 million for the year ended June 30, 2024, primarily attributed to the increase of tax credits generated from subsidiaries with losses.

Net income/(loss)

As a result of the foregoing, we generated a net income of US$0.6 million and US$0.3 million for the year ended June 30, 2024 and 2023 respectively.

The Year Ended June 30, 2022 Compared to the Year Ended June 30, 2023

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

Gross profit (loss) and gross margin

As a result of the foregoing, our gross profit increased significantly from US$1.1 million for the year ended June 30, 2022 to US$3.6 million for the year ended June 30, 2023. Our gross margins were 56.4% for the year ended June 30, 2022 and 57.7% for the year ended June 30, 2023.

Operating expenses

Our selling expenses increased by 13.9% from US$0.7 million for the year ended June 30, 2022 to US$0.8 million for the year ended June 30, 2023, primarily attributed to the increase in advertising and promotion expenses as we expanded our distribution channels nationwide.

Our general and administrative expenses decreased by 7.0% from US$2.4 million for the year ended June 30, 2022 to US$2.2 million for the year ended June 30, 2023, primarily attributed to the decrease of rental expenses from US$0.5 million for the year ended June 30, 2022 to US$0.2 million for the year ended June 30, 2023 as we bought the office space in December 2022.

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

Income tax benefit/(expense)

We recorded income tax benefit of US$0.1 million for the year ended June 30, 2022 and income tax expense of US$0.03 million for the year ended June 30, 2023, primarily attributed to our growth in profits.

Net income/(loss)

As a result of the foregoing, we generated a net loss of US$1.9 million for the year ended June 30, 2022 and a net income of US$0.3 million for the year ended June 30, 2023.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended June 30,
	2024	2023	2022
	US$	US$	US$
Selected Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(1,513,072)	8,808,681	(1,908,850)
Net cash used in investing activity	(2,503,623)	(4,624,237)	(24,218)
Net cash provided by/(used in) financing activities	1,560,940	(1,212,078)	925,213
Effect of foreign currency translation	12,859	(144,906)	126,662
Net (decrease)/increase in cash and cash equivalents:	(2,442,896)	2,827,460	(881,193)
Cash and cash equivalents at the beginning of the year	3,190,995	363,535	1,244,728
Cash and cash equivalents at the end of the year	748,099	3,190,995	363,535

Our principal source of liquidity has been cash generated by our operating activities and loans from our shareholder and other financial institutions. As of June 30, 2024 and 2023, our cash and cash equivalents were US$0.7 million and US$3.2 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and our demand deposits with financial institutions. As of June 30, 2024, we had total current assets of US$2.0 million, while had total current liabilities of US$7.1 million. Our net current liabilities as of June 30, 2024 was US$5.1 million as compared to our current assets of US$0.03 million as of June 30, 2023.

On July 29, 2024, we entered into an equity transfer agreement with a third party to dispose 100% equity of one of our wholly-owned subsidiary, and has already received approximately US$1.4 million of the consideration. On August 12, 2024, we received a 3-year long-term loan from our controlling shareholder for a total of approximately US$1.3 million with an annual interest rate of 6.5%. As a result, we believe that our current cash and cash equivalents and expected cash provided by operating and financing activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

As of June 30, 2024, substantially all of our cash and cash equivalents were held in mainland China and denominated in Renminbi. As of June 30, 2024, substantially all of our short-term investments were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.”

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

Operating activities

Net cash used in operating activities for the year ended June 30, 2024 was US$1.5 million. The difference between the net income of US$0.6 million, adjusted for depreciation and amortization expenses of US$0.9 million and operating cash flow was primarily due to (i) a decrease in contract liabilities of US$3.0 million as we recognized product sales related to advances received from a third-party customer, and partially offset by a decrease in advance to suppliers of US$0.7 million attributed to obtaining more bargaining power in negotiating the payment terms with suppliers without paying in advance.

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

Investing activities

Net cash used in investing activities for the years ended June 30, 2024 was US$2.5 million, which was due to the increase of purchase of the intangible asset of US$2.6 million.

Net cash used in investing activities for the years ended June 30, 2023 and June 30, 2022 was US$4.6 million and US$24,218, respectively, which were due to the increase of purchases of US$4.6 million for office space for headquarter operations.

Financing activities

Net cash provided by financing activities for the year ended June 30, 2024 was US$1.6 million, which was primarily attributed to proceeds of US$2.2 million from loans from related parties and US$1.4 million from bank loans, and partially offset by payments of listing fess of US$1.5 million.

Net cash provided by financing activities for the year ended June 30, 2023 was US$1.2 million, which was primarily attributed to repayment of loans to related parties of US$0.9 million and payments of listing fess of US$0.8 million. Net cash provided by financing activities for the year ended June 30, 2022 was US$0.9 million, which was primarily attributed to loans received from related parties of US$1.0 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2024 and any subsequent period primarily include our capital expenditures and contract obligations.

Capital Expenditures

We incurred capital expenditures of US$2.9 million and US$4.6 million for the years ended June 30, 2024 and 2023, respectively. Capital expenditure primarily represents capital payment for purposes of property acquisitions, leasehold improvements and purchase of intangible assets. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2024:

	Payment due by Period
	Total	Less Than 1 year	1 – 2 Years	Over 2 Years
	(US$)
Operating lease commitments	30,330	8,388	17,946	3,996

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.

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

Holding Company Structure

DSY Holdings is our holding company incorporated in the Cayman Islands. DSY Holdings has no material operations of its own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, DSY Holdings’ ability to pay dividends depends largely upon dividends paid by our subsidiaries including our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022 and 2023 were increases of 2.0% and 0.2%, and for the first half year in 2024 were increases of 0.1%. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi for the years ended June 30, 2022, 2023 and 2024. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in international political and economic development and by the central government’s policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The Renminbi depreciated approximately by 5% against the U.S. dollar in 2018, and further depreciated by 4% against the U.S. dollar in 2019. Since October 1, 2016, the Renminbi has joined the International Monetary Fund’s basket of currencies that make up the SDR, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Revenue recognition

We recognize revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration the we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). Consistent with the criteria of this standard, we follow five steps for our revenue recognition: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Our revenues are primarily derived from (i) product sales and (ii) licensing fees from commercial stores.

Revenue from product sales

Our revenue from product sales is primarily derived from (i) sales of our products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through our online stores on third party e-commerce platforms; and (iii) sales to retail customers through our self-operated offline stores. We recognize revenue from product sales at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized seven days after the start of transportation. For sales through online platforms, revenues are recognized fourteen days after the start of transportation..

We record revenues net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, our sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, we offer an unconditional right of return for a period of seven days upon receipt of products. We estimate sales return on historical results. For years ended June 30, 2023 and 2022, our amount of sales return was insignificant. We may also provide sales incentives in the form of discounts to customers. Our revenue is allocated based on the relative standalone selling prices for respective products and recognized on a net basis after such sales incentives.

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

US$7,594, US$3,358 and US$1,391 of inventory write-down were recorded for the years ended June 30, 2024 and 2023, 2022, respectively. Inventories, net accounted for 6.7% and 5.2% of total assets as of June 30, 2024 and 2023, respectively, and thus were regarded material and significant accounts in our financial statements.

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities consist of advanced product payments from customers. We recognize contract liabilities of $5,152,925 and $8,151,549 as of June 30, 2024 and 2023, respectively. The balance as of June 30, 2024 mainly from a third-party customer for product sales.

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

We recorded deferred tax assets balance of US$502,965 and US$381,191 as of June 30, 2024 and 2023, respectively, and a valuation allowance of deferred tax assets of nil, nil and nil for the years ended June 30, 2024, 2023 and 2022, respectively.

When we determine and quantify the valuation allowances, we consider such factors as projected future taxable income, the availability of tax planning strategies, the historical taxable income and losses in prior years, and future reversals of existing taxable temporary differences. The assumptions used in determining projected future taxable income require significant judgment. Actual operating results in future years could differ from our current assumptions, judgements and estimates. Changes in these estimates and assumptions may materially affect the tax position measurement and financial statement recognition. The above-mentioned assumptions have not changed over the reporting periods.

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

Internal Control Over Financial Reporting

Prior to the completion of the Business Combination, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of June 30, 2023 and 2024 and for the years ended June 30, 2022 2023 and 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

As a company with less than US$1.235 billion in revenue for fiscal year of 2024, we will qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

References in this section to “we,” “our,” “us,” and “PubCo,” generally refer to Big Tree Cloud Holdings Limited and its consolidated subsidiaries.

Management and Board of Directors

The following persons are expected to serve as PubCo’s executive officers and directors immediately after the consummation of the Business Combination. The biographical information concerning the executive officers and directors has been set forth as below as of the date of this annual report.

Name	Age	Position
Wenquan Zhu	51	Chief Executive Officer and Chairman of Board
Ting Yan	35	Chief Financial Officer and Director
Frank Li	57	Director
Yumao Huang	42	Director
Yanjie Zhu	42	Independent Director Nominee
Yifan He	40	Independent Director Nominee
Fengxin Zhang	37	Independent Director Nominee

Executive Officers and Directors

Mr. Wenquan Zhu is the founder and chief executive officer of Big Tree Cloud and has served as the chairman of the board of directors of Big Tree Cloud since April 2021. Prior to that, he served at government authorities in Yunyan District, Guiyang City, Guizhou Province from 2004 to 2020. Mr. Zhu received a bachelor of laws degree from the Open University of China (formerly known as China Central Radio and TV University) and a master’s degree in business administration from Hong Kong Asia Business College.

Ms. Ting Yan has served as a director of Big Tree Cloud since November 2023 and is the chief financial officer of Big Tree Cloud. Prior to joining Big Tree Cloud in 2020, she served at Shenzhen Tiancheng Huaxin Certified Tax Agents (Special General Partnership) as project manager. Ms. Yan also served at Shenzhen Weifeng Motor Technology Co., Ltd. (formerly known as Shenzhen Weifeng Haosi New Energy Technology Co., Ltd.) as financial manager. Ms. Yan received her bachelor’s degree in accounting from Beijing Technology and Business University in 2018 and her master’s degree in business administration from Hong Kong Asia Business College in 2021.

Mr. Frank Li has served as a director of Big Tree Cloud since November 2023. Prior to that, he was a partner at Pengsheng Certified Public Accountants’ Firm (Special General Partnership) from 2018 to 2023. From 2017 to 2018, he served as the financial director of Shenzhen Saige Jianye Construction Investment Co., Ltd. From 1994 to 2005, Mr. Li worked at several accounting firms, commercial banks and private companies including Shenzhen Jinxinda Certified Public Accountants’ Firm (General Partnership), Shenzhen Commercial Bank (later known as Ping An Bank) and Hong Kong Jialai (China) Investment Holdings Co., Ltd., where he was responsible for financial matters. Mr. Li is a member of the Certified Public Accountant and a Certified Tax Agent. He received a master’s degree in accounting in 2015.

Mr. Yumao Huang has served as a director of Big Tree Cloud since March 2024. Prior to that, he served as the director of supply chain at Shenzhen Changjiawang Network Technology Co., Ltd. He also held positions including the general manager and the director of sales department at Shenzhen Tomorrow Network Technology Co., Ltd. Mr. Huang received a bachelor’s degree in business administration from the Open University of China (formerly known as China Central Radio and TV University).

Independent Directors

Ms. Yanjie Zhu  has served as PubCo’s independent director since the closing of the Business Combination. Ms. Zhu currently serves at Baozun Group (Nasdaq: BZUN; 9991.HK) as a vice president of finance. Prior to joining Baozun Group in 2020, Ms. Zhu served at Shanghai IBR Information Technology Co., Ltd. from 2019 to 2020 as the finance director and head of live business. From 2018 to 2019, Ms. Zhu served at Shanghai CUE Information Technology Co., Ltd. as the chief financial officer. From 2016 to 2018, Ms. Zhu served at Experience (Shanghai) Exhibition Services Co., Ltd. as the finance director. From 2014 to 2016, Ms. Zhu served at Shanghai Pudong Porsche Automobile Sales & Services Co., Ltd. as the finance manager. In 2013, Ms. Zhu served at Bovis Lend Lease Projects (Shanghai) Co., Ltd. as the finance manager. From 2005 to 2013, Ms. Zhu served at KPMG Huazhen. Ms. Zhu received her bachelor’s degree in business administration from Shanghai International Studies University in 2005. Ms. Zhu is a member of Chinese Institute of Certified Public Accountants (CICPA) and a Certified Internal Auditor (CIA).

Ms. Yifan He  has served as PubCo’s independent director since the closing of the Business Combination. Ms. He currently serves at IMAX China (1970.HK) as the senior vice president, general counsel, joint company secretary. Prior to joining IMAX China in 2020, Ms. He served at Kennametal Inc. from 2016 to 2020 as the general counsel of Asia Pacific. From 2015 to 2016, Ms. He served at Guardian Industries as the general counsel of Asia Pacific. From 2013 to 2015, Ms. He served at United Technologies Corporation/Otis Elevator Company as the legal counsel of China / North Asia. From 2005 to 2010, Ms. He served at White & Case LLP. Ms. He received her bachelor’s degree in law from Fudan University in 2006 and her Master of Laws degree from the University of Virginia in 2009. Ms. He has the legal profession qualification in China and was also admitted to the New York State Bar.

Ms. Fengxin Zhang  has served as PubCo’s independent director since the closing of the Business Combination. Ms. Zhang joined Fosun (00656.HK) in 2014 and currently serves as the senior investment director. Ms. Zhang also serves at Ningbo Meishan Free Trade Port Zone Mingxing Equity Investment Fund Partnership (LP) as the head of investment director since 2018. Ms. Zhang serves at Silver Cross Trading (Shanghai) Co., Ltd. as a director since 2020, she serves at Shanghai Bohe Health Technology Co., Ltd. as the supervisor since 2021, and she also serves at Shanghai Yierrun Medical Technology Co., Ltd. as a director since 2022. Ms. Zhang received her bachelor’s degree in economics from Shanghai Jiaotong University in 2011 and her master degree in applied economics from Shanghai Jiaotong University in 2014. Ms. Zhang is an advanced registered ESG analyst in China and holds the CFA ESG investment certificate, and she is also a qualified fund practitioner in China.

Employment Agreements and Indemnification Agreements

PubCo has entered into employment agreements with each of its executive officers immediately prior to the consummation of the Business Combination. Under these agreements, each of PubCo’s executive officers is employed for a five-year period. PubCo may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to PubCo or breach of obligation of confidentiality.

An executive officer may terminate his/her employment at any time with 30 days prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for PubCo’s benefit, any confidential information of PubCo. In addition, all of PubCo’s executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and PubCo.

In addition, PubCo has entered into indemnification agreements with its directors and executive officers. PubCo is expected to indemnify its directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being PubCo’s directors or executive officers.

B. Compensation

For the fiscal year ended June 30, 2024, we paid an aggregate of approximately US$586,000 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

The primary responsibilities of PubCo’s board of directors (the “Board”) is to provide oversight, strategic guidance, counseling and directions to the PubCo’s management. We have seven directors, including four non-independent directors and three independent directors. Mr. Wenquan Zhu serves as Chairman of the Board. The Board meet on a regular basis and additionally as required.

Pursuant to the Second Amended and Restated Memorandum and Articles of Association of PubCo (“Amended Articles”) may by an ordinary resolution appoint any person to be a director, and the Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting, appoint any person as a director, to fill a casual vacancy on the Board or as an addition to the existing Board. A director may be removed from office by an ordinary resolution of PubCo and or by the Board, notwithstanding anything in the Amended Articles or in any agreement between PubCo and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a Board meeting. The office of director shall be vacated if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies, or is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) is removed from office by ordinary resolution or by the Board at any time before the expiration of his or her term.

Director Independence

The Board has determined that each of Ms. Yanjie Zhu, Ms. Yifan He and Ms. Fengxin Zhang qualifies as independent, as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the core functions of the Board is to be informed to oversee PubCo’s risk management process. PubCo does not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the Board as a whole, as well as through various standing committees of the Board that address risks inherent in their respective areas of oversight.

Committees of the Board of Directors

The Board has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The Board has adopted a charter for each of the committees, which complies with the applicable requirements of current Nasdaq rules. The charter of each committee is available on PubCo’s website.

Audit Committee

PubCo has established an audit committee of the board of directors. Ms. Yanjie Zhu, Ms. Yifan He and Ms. Fengxin Zhang serve as members of the audit committee. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the Board after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

Ms. Yanjie Zhu serves as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and the Board has determined that Ms. Yanjie Zhu qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee is to assist our board of directors in overseeing and monitoring:

●	the quality and integrity of PubCo’s financial statements,

●	internal control over financial reporting and disclosure controls and procedures,

●	PubCo’s compliance with legal and regulatory requirements,

●	PubCo’s independent registered public accounting firm’s qualifications and independence,

●	the performance of PubCo’s internal audit function, and

●	the performance of PubCo’s independent registered public accounting firm.

Compensation Committee

PubCo has established a compensation committee of the Board. Ms. Yanjie Zhu, Ms. Yifan He and Ms. Fengxin Zhang serve as members of PubCo’s compensation committee. Ms. Yifan He serves as chair of the compensation committee.

The purpose of the compensation committee is to assist the Board in discharging its responsibilities relating to:

●	reviewing and approving PubCo’s compensation program and compensation of PubCo’s executive officers and directors,

●	monitoring our incentive and equity-based compensation plans,

●	preparing the compensation committee report under the rules and regulations of the SEC,

●	reviewing and evaluating on an annual basis the performance of the compensation committee, and

●	recommending such changes as deemed necessary with the Board.

The composition and function of compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq’s listing rules, and so will to future requirements to the extent they become applicable to PubCo.

Nominating and Corporate Governance Committee

PubCo has established a nominating and corporate governance committee of the board of directors. Ms. Yanjie Zhu, Ms. Yifan He and Ms. Fengxin Zhang serve on PubCo’s nominating and corporate governance committee. Ms. Fengxin Zhang serves as chairman of the nominating and corporate governance committee.

The primary purposes of the nominating and corporate governance committee is to assist the Board in:

●	screening and recommending individuals to be elected by the Board to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board. The nominating and corporate governance committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which Board candidates are chosen,

●	identifying individuals qualified to become new Board members, consistent with criteria approved by the Board,

●	reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the Board select, the director nominees for the next annual meeting of shareholders,

●	identifying members of the Board qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee,

●	reviewing and recommending to the Board corporate governance principles applicable to us,

●	overseeing the evaluation of the Board and management, and

●	handling such other matters that are specifically delegated to the committee by the Board from time to time.

Director Nominations

PubCo’s nominating and corporate governance committee will screen and recommend to the Board candidates for nomination for election at the annual meeting of the shareholders. The Board will also consider director candidates recommended for nomination by its shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). PubCo’s shareholders that wish to nominate a director for election to the Board should follow the procedures set forth in Amended Articles (as amended from time to time).

In general, in identifying and evaluating nominees for director, the Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the Board.

D. Employees

As of June 30, 2022, 2023 and 2024, we had a total of 24, 82 and 50 full-time employees, respectively. A substantial majority of our employees are based in China.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our current executive officers and directors.

The beneficial ownership of ordinary shares of the Company is based on 50,000,000 ordinary shares issued and outstanding as of this report.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our ordinary shares beneficially owned by them, subject to applicable community property laws. Any shares of our ordinary shares subject to options or warrants exercisable within 60 days of the consummation of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares		% of Class
Five Percent or Greater Holders
PLOUTOS GROUP LIMITED(1)	70,000,000	(2)	74.1	%(3)

Directors and Executive Officers
Wenquan Zhu	70,000,000		74.1%
Ting Yan
Frank Li
Yumao Huang	—		—
Yanjie Zhu	—		—
Yifan He	—		—
Fengxin Zhang	—		—
All Directors and Executive Officers as a group (7individuals)	70,000,000		74.1%

(1)	PLOUTOS GROUP LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of PLOUTOS GROUP LIMITED is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. PLOUTOS GROUP LIMITED is indirectly wholly owned and controlled by Mr. Wenquan Zhu, the chairman of the board and chief executive officer of Holdco.

(2)	Including 50,000,000 ordinary shares issued and outstanding as of this report and 20,000,000 earn-out shares to be issued to PLOUTOS GROUP LIMITED upon satisfaction of certain earn-out event.

(3)	The beneficial ownership of ordinary shares of the Company is based on 50,000,000 ordinary shares issued and outstanding as of this report and 20,000,000 earn-out shares to be issued to PLOUTOS GROUP LIMITED upon satisfaction of certain earn-out event.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

B. Related Party Transactions

Our Related Parties

No.	Name of Related Parties	Relationship
1.	Wenquan Zhu	Controlling shareholder and Chairman of the Group
2.	Big Tree Cloud Network Technology (Shenzhen) Co., Ltd (“Big Tree Cloud Shenzhen”)	An entity controlled by Wenquan Zhu
3.	Shenyang Jingxihui Network Technology Co., Ltd (“Shenyang Jingxihui”)	An entity controlled by Wenquan Zhu
4.	Shenzhen Jingxihui Trading Co., Ltd (“Shenzhen Jingxihui”)	An entity controlled by Wenquan Zhu
5.	Shenzhen Big Tree Rong Trading Co., Ltd (“Shenzhen Big Tree Rong Trading”)	An entity controlled by Wenquan Zhu
6.	Guangxi Big Tree Rong Network Technology Co., Ltd (“Guangxi Big Tree Rong”)	An entity controlled by Wenquan Zhu
7.	Ting Yan	Chief Financial Officer and Director

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

For the year ended June 30, 2024, we leased certain property to Big Tree Cloud Shenzhen. As of June 30, 2024, the amount due from Big Tree Cloud Shenzhen under the lease was US$16,595, and Big Tree Cloud Shenzhen will pay this amount in accordance with the terms of the lease.

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

Transactions with Guangxi Big Tree Rong

For the year ended June 30, 2024, we sold certain goods to Guangxi Big Tree Rong for a total value of US$17,944. We collected the payments due from Guangxi Big Tree Rong in the regular course of business operations.

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

As of November, 2023, the loan arrangement was terminated and the commercial bank has released the security interest in our Group’s assets.

In November, 2023, Wenquan Zhu provided an interest free loan of US$630,000 to us. In May, 2024 Wenquan Zhu provided a loan in the amount of RMB13,000,000, or approximately US$1.79 million to us at interest rate of 6.5% per annum. For year ended June 30, 2024, the amount of interest due to Wenquan Zhu was US$13,012. We will pay these amounts in accordance with the terms of the contract.

Transactions with Ting Yan

For the year ended June 30, 2023, we had US$61,374 due from Ting Yan which mainly represent an interest free loan we made to her. Ting Yan has repaid this loan as of October, 2023.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Big Tree Cloud is currently not a party to any material legal or administrative proceedings. It may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of Big Tree Cloud’s resources, including its management’s time and attention.

Dividend Policy

Since inception, we have not declared or paid any dividends on our ordinary shares. We do not have any present plans to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

The determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that the board of directors may deem relevant.

We are a company formed under the laws of the Cayman Islands and all of our primary operations are currently in the PRC.

Under Cayman Islands law, we may only pay dividends if we are satisfied, on reasonable grounds, that we will, immediately after the payment of the dividend, satisfy the solvency test. We satisfy the solvency test if the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due.

In order for us to distribute any dividends to our shareholders, we currently would have to rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Such statutory reserves are not distributable as loans, advances or cash dividends.

B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets” for our host market and trading symbol.

B. Plan of Distribution

Not applicable.

C. Markets

On June 6, 2024, our ordinary shares commenced trading on the Nasdaq Global Market under the ticker symbol “DSY”, and our warrants commenced trading on the Nasdaq Capital Market under the ticker symbol “DSYWW”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated Memorandum and Articles of Association contained in our Registration Statement on Form F-4 (File No. 333-277882), as amended, initially filed with the SEC on May 13, 2024. Our shareholders adopted our amended and restated Memorandum and Articles of Association by a special resolution on June 6, 2024, and effective upon completion of the Business Combination.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

E. Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares and warrants (the “Securities”). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the ownership and disposition of our Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to holders that hold Securities as “capital assets” within the meaning of section 1221 (generally, property held for investment purposes) of the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	S-corporations;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own ten percent or more of our shares by vote or value;

●	persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons subject to the alternative minimum tax;

●	persons that purchase or sell Securities as part of a wash sale for tax purposes; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or net investment income tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, is the beneficial owner of Securities, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Securities, we urge you to consult your own tax advisor.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is, for United States federal income tax purposes:

●	a citizen or resident of the United States,

●	a domestic corporation (or other entity treated as a corporation for U.S. federal income tax purposes),

●	an estate whose income is subject to U.S. federal income tax regardless of its source, or

●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, the gross amount of any distribution on Ordinary Shares that is made out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

To the extent that the amount of any distribution made by us on the Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Ordinary Shares (but not below zero), and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized as a sale or exchange as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities.” However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the NASDAQ (on which Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if Ordinary Shares are listed on NASDAQ, there can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are treated as a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by us, calculated by reference to the exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss. That currency exchange income or loss (if any) generally will be income or loss from U.S. sources for foreign tax credit limitation purposes.

Any non-U.S. withholding tax (including any PRC withholding tax (see “Taxation — PRC Tax Considerations”)) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of Ordinary Shares and Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Ordinary Shares or Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares or Warrants will generally be treated as U.S. source gain or loss.

A U.S. Holder’s initial tax basis in the Securities will be the U.S. dollar value of the denominated purchase price determined on the date of purchase. With respect to the sale, exchange or other taxable disposition of Securities, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of actual or constructive receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Securities are traded on an “established securities market,” a cash basis U.S. Holder, or an electing accrual basis U.S. Holder, will determine the U.S. dollar rate of the cost of the Securities or the amount realized based on the exchange rate on the settlement date of the sale. If a U.S. Holder sells or otherwise disposes of the Securities in exchange for currency other than U.S. dollars, any gain or loss that results from currency exchange fluctuations during the period from the date of the sale or other disposition until the date that the currency is converted into U.S. dollars generally will be treated as ordinary income or loss and will not be eligible for the reduced tax rate applicable to long-term capital gains. Such gain or loss generally will be U.S.-source income or loss. If the currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally would not be required to recognize foreign currency gain or loss in respect of the amount realized. U.S. Holders are urged to consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Securities that is converted into U.S. dollars (or otherwise disposed of) on a date subsequent to receipt.

Exercise, Lapse or Redemption of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of an Warrant for cash. A U.S. Holder’s tax basis in an Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Ordinary Shares received would equal the holder’s basis in the Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Share would include the holding period of the Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75 percent of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50 percent of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25 percent of the interest, by value).

We do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2022. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for Ordinary Shares. The market price of Ordinary Shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of Ordinary Shares. With certain exceptions, Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make a “qualified electing fund” election or a mark-to-market election discussed below, such U.S. Holder generally would be subject to special and adverse rules, regardless of whether we remain a PFIC, with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period in the Ordinary Shares begins, that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter the portion of, such U.S. Holder’s holding period for the Ordinary Shares that preceded the current taxable year).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

Because we do not intend to provide the information necessary for a U.S. holder to comply with the requirements of a “qualified electing fund” election, such election will not be available to a U.S. Holder with respect to the U.S. Holder’s Ordinary Shares.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC.

Alternatively, if we are a PFIC and the Ordinary Shares constitute “marketable stock” (as defined below), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to PubCo Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the exchange of SPAC securities for the consideration pursuant to the Business Combination and, after the Business Combination, their ownership of the PubCo securities.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules under their particular circumstances.

U.S. Holders of Warrants should be subject to the PFIC rules described above. U.S. Holders of Warrants should consult their tax advisors regarding the application of the PFIC rules to Warrants if, contrary to current expectations, we are classified as a PFIC.

Shareholder Reporting

A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 at the end of the taxable year or $75,000 at any time during the taxable year may be required to file an information report with respect to such assets with its federal income tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to contact their tax advisors regarding the application of this filing requirement to their ownership of Securities.

Information Reporting and Backup Withholding

For a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to such U.S. Holder within the United States, and the payment of proceeds to such U.S. Holder from the sale of Securities effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or (in the case of dividend payments) is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns.

Payment of the proceeds from the sale of Securities effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

A holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by filing a refund claim with the IRS.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Ordinary Shares, as the case may be, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

PRC Tax Considerations

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise.

In 2009, SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website: https://www.bigtreeclouds.com/. The information on, or that can be accessed through, our website is not part of this annual report. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

With respect to references made in this annual report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this annual report for copies of the actual contract or document.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expenses under its loan agreements, which may bear a floating interest rate, as well as interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest expenses and interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage its interest risk exposure. However, our future interest expenses may increase, or interest income may fall short of expectations, due to changes in market interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

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

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective because we identified a material weakness in our internal control over financial reporting. The material weakness identified relate to (1) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements and (2) Our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

To remedy the identified material weakness, we have adopted and will adopt further measures to improve our internal control over financial reporting, including: (1) to address hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (2) to organize regular training for our accounting staff, especially related to U.S. GAAP and SEC reporting requirements. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. We cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information — Risk Factors — Risk Factors Relating to our Business and Industry — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities”

Management’s Report on Internal Controls Over Financial Reporting

Because we qualify as an emerging growth company under the JOBS Act, this annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

None

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yanjie Zhu, a member of our audit committee and independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://www.bigtreeclouds.com/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, Audit Alliance LLP, the independent registered public accounting firm of Holdco before the Business Combination and our independent registered public accounting firm after the Business Combination, and Marcum LLP, the independent registered public accounting firm of Plutonian Acquisition Corp. before the Business Combination, for the periods indicated. We did not pay any other fees to Audit Alliance LLP and Marcum LLP during the periods indicated below.

	Year Ended June 30,
Services	2023	2024
	USD	USD
Audit Fees(1)	423,750	270,125

Note:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by the independent registered public accounting firms for the audit of the annual financial statements and the review of the interim financial information, included in our Form 20-F, registration statements and other required filings with the SEC. We did not pay Audit Alliance LLp nor Marcum LLP for any other audit-related and tax fees in each of the fiscal years listed.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not required.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

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

Marcum furnished PubCo with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Item 16F(a)(3) of Form 20-F. A copy of Marcum’s letter to the Securities and Exchange Commission dated June 12, 2024 was attached as Exhibit 15.2 to the Company’s shell company report on Form 20-F filed with SEC on June 12, 2024, which is incorporated by reference into this report.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules corporate governance listing standards. However, Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in Cayman Island, which is our home country, may differ significantly from the Nasdaq Stock Market Rules. While we voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	exemption from the requirement to obtain shareholder approval prior to a 20% issuance at a price that is less than the Minimum Price as set forth in Nasdaq Rule 5635(d);

●	Exemption for the requirement that a majority of the board of directors must be comprised of Independent Directors as set forth in Rule 5605(b)(2);

●	Exemption for the requirement that Independent Directors must have regularly scheduled meetings at which only Independent Directors are present as set forth in Rule 5605(b)(2);

●	Exemption for the requirement that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company's fiscal year-end as set forth in Rule 5620(a);

●

Exemption for the requirement that each company that is not a limited partnership shall provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company's common voting stock

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the Nasdaq corporate governance rules applicable other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all the other Nasdaq corporate governance rules. As a result, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company

We are “controlled company’’ as defined under the Nasdaq Stock Market Rules because Mr. Wenquan Zhu holds a majority of our voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16.J.INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.CYBERSECURITY

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of services provided by third-party service providers, and facilitate coordination across different departments of the company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team is responsible for assessing our cybersecurity risk management program and we also engage third-party security experts for risk assessment and system enhancements. In addition, our cybersecurity team provides training to all employees periodically.

Governance

Our chief executive officer has overall oversight responsibility for our risk management, and is charged with oversight of our cybersecurity risk management program. Our chief executive officer is responsible for ensuring that the cybersecurity team has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed, implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Our cybersecurity team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief executive officer who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our cybersecurity team has relevant academic backgrounds and possesses extensive knowledge in cybersecurity risk management. Our cybersecurity team, regularly update the chief executive officer on the company’s cybersecurity programs, material cybersecurity risks, and mitigation strategies and engages in discussions with our chief executive officer regularly.

For the fiscal year ended June 30, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information – 3.D. Risk Factors-Risks Related to Our Business and Industry – We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Big Tree Cloud Holding Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of PubCo (incorporated by reference to Annex B of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.1	Specimen of Ordinary Share of PubCo (incorporated by reference to Exhibit 4.5 of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.2	Specimen of Warrant of PubCo (incorporated by reference to Exhibit 4.6 of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.5	Warrant Agreement (incorporated by reference to Exhibit 4.2 of Plutonian’s current report on Form 8-K filed with the SEC on November 16, 2022)
2.6	Supplemental Warrant Agreement dated June 7, 2024 by and among Plutonian, PubCo and Continental Stock Transfer & Trust Company. (incorporated by reference to 2.6 of PubCo’s shell company report on Form 20-F, filed with the SEC on June 12, 2024)
4.1	Agreement and Plan of Merger, dated October 9, 2023 (incorporated by reference to Annex A of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.2	Form of Lock-Up Agreement (incorporated by reference to Annex E of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.3	Form of Registration Rights Agreement (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.4	Form of Officer Employment Agreement of PubCo (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.5	Form of Director Letter Agreement of PubCo (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.6	Form of Director and Officer Indemnification Agreement of PubCo (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.7	Form Big Tree Cloud Convenience Store License Agreement (English Translation) (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.8	Product Purchase Agreement dated March 10, 2023 (Distribution Agreement) (English Translation) (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.9	Technology Development Contract dated January 1, 2024 (English Translation) (incorporated by reference to Annex F of PubCo’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
8.1*	List of Subsidiaries of PubCo
11.1*	Code of Business Conduct and Ethics of the PubCo
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.4*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from Marcum LLP (incorporated by reference to 15.2 of PubCo’s shell company report on Form 20-F, filed with the SEC on June 12, 2024)
15.2	Letter from Friedman LLP (incorporated by reference to 15.3 of PubCo’s shell company report on Form 20-F, filed with the SEC on June 12, 2024)
97*	Incentive-Based Compensation Clawback Policy of PubCo
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BIG TREE CLOUD HOLDINGS LIMITED

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
October 25, 2024	Title:	Chairman of the Board of Directors and Chief Executive Officer

BIG TREE CLOUD HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Big Tree Cloud Holdings Limitedw

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Big Tree Cloud Holdings Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2024 and 2023, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit) and cash flows for each of the years ended June 30, 2024, 2023 and 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended June 30, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group had net cash outflow from operating activities amounting to $1,513,072 for the year ended June 30, 2024 and a working capital deficit of $5,118,408 and the accumulated deficit of $4,898,117 as of June 30, 2024, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Group’s auditor since 2023.

Singapore

October 24, 2024

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of June 30,
	2024	2023
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	748,099	3,190,995
Advanced to suppliers	2,941	717,748
Accounts receivables, net	47,753	211,356
Prepaid expenses and other current assets	539,531	618,771
Inventories, net	600,876	626,196
Amount due from related parties	16,595	894,271
Total current assets	1,955,795	6,259,337

Non-current assets:
Property and equipment, net	3,599,546	3,982,410
Intangible assets, net	2,362,417	2,509
Right-of-use assets	547,214	704,531
Deferred offering costs	-	752,955
Deferred tax assets	502,965	381,191
Total non-current assets	7,012,142	5,823,596
TOTAL ASSETS	8,967,937	12,082,933

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	430,510	683,424
Contract liabilities	3,776,879	3,385,764
Accrued expenses and other current liabilities	2,663,779	661,037
Operating lease liabilities - current	190,023	174,650
Amounts due to related parties	13,012	1,324,178
Total current liabilities	7,074,203	6,229,053

Non-current liabilities:
Contract liabilities	1,376,046	4,765,785
Long-term loans	1,376,046	-
Amounts due to a related party, non-current	2,360,147	-
Operating lease liabilities - non-current	335,241	500,262
Other non-current liabilities	1,025,051	-
Total non-current liabilities	6,472,531	5,266,047
TOTAL LIABILITIES	13,546,734	11,495,100

Shareholders’ (deficit)/equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 ordinary shares authorized, 57,080,546 and 50,000,000 ordinary shares issued and outstanding as of June 30, 2024 and 2023, respectively) *	5,708	5,000
Additional paid-in capital	-	4,244,352
Accumulated deficit	(4,898,117)	(3,979,667)
Accumulated other comprehensive income	313,612	318,148
Total shareholders’ (deficit)/equity	(4,578,797)	587,833

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY	8,967,937	12,082,933

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2023	2022
	USD	USD	USD
Net revenue	7,323,356	6,293,340	1,940,378
Cost of revenues	(2,422,262)	(2,663,924)	(846,255)
Gross profit	4,901,094	3,629,416	1,094,123

Operating expenses
Selling expenses	(1,279,005)	(758,593)	(665,763)
General and administrative expenses	(3,558,452)	(2,199,987)	(2,366,445)
Research and development expense	(89,968)	-	-
Total operating expenses	(4,927,425)	(2,958,580)	(3,032,208)
Operating (loss)/profit	(26,331)	670,836	(1,938,085)

Other income/(expenses), net
Financial expenses	(75,392)	(10,615)	(1,785)
Financial income	206,592	9,287	4,531
Income/(loss) on deregistration of subsidiaries	79,202	(347,423)	(77,407)
Other income/(expenses), net	404,948	(13,754)	(10,090)
Total other income/(expenses), net	615,350	(362,505)	(84,751)

Income/(loss) before income tax provision	589,019	308,331	(2,022,836)
Income tax benefit/(expense)	51,466	(28,766)	130,255
Net income/(loss)	640,485	279,565	(1,892,581)

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(4,536)	(144,906)	126,662
Total comprehensive income/(loss)	635,949	134,659	(1,765,919)

Earnings/(loss) per share*
Basic and diluted	0.0123	0.0056	(0.0379)
Weighted average shares used in calculating net earnings/(loss) per share*
Basic and diluted	51,980,418	50,000,000	50,000,000

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’ equity/
	Shares	Amount	capital	Deficit	income	(deficit)
		USD	USD	USD	USD	USD
Balance as of July 1, 2021	50,000,000	5,000	4,244,352	(2,366,651)	336,392	2,219,093
Net loss	-	-	-	(1,892,581)	-	(1,892,581)
Foreign currency translation	-	-	-	-	126,662	126,662
Balance as of June 30, 2022	50,000,000	5,000	4,244,352	(4,259,232)	463,054	453,174

Balance as of July 1, 2022	50,000,000	5,000	4,244,352	(4,259,232)	463,054	453,174
Net income	-	-	-	279,565	-	279,565
Foreign currency translation	-	-	-	-	(144,906)	(144,906)
Balance as of June 30, 2023	50,000,000	5,000	4,244,352	(3,979,667)	318,148	587,833

Balance as of July 1, 2023	50,000,000	5,000	4,244,352	(3,979,667)	318,148	587,833
Net income	-	-	-	640,485	-	640,485
Offering costs	-	-	(2,210,633)	-	-	(2,210,633)
Reverse recapitalization	7,080,546	708	(2,033,719)	(1,558,935)	-	(3,591,946)
Foreign currency translation	-	-	-	-	(4,536)	(4,536)
Balance as of June 30, 2024	57,080,546	5,708	-	(4,898,117)	313,612	(4,578,797)

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2024	2023	2022
	USD	USD	USD
Net income/(loss)	640,485	279,565	(1,892,581)
Adjustments to reconcile net income/(loss) to net cash (used in)/provided by operating activities:
Depreciation and amortization	936,518	705,785	56,807
Inventory write-down	7,594	3,358	1,391
(Gain)/loss on disposal of property and equipment	(10,065)	84,372	11,267
(Reversal)/provision for doubtful accounts	(4,735)	5,330	1,112
Deferred tax assets	(121,774)	(187,805)	(193,386)
Amortization of right-of-use assets	196,111	93,078	-
Changes in operating assets and liabilities:
Accounts receivables, net	168,352	(162,286)	172,705
Prepaid expenses and other current assets	96,830	(479,151)	(73,390)
Accounts payables	(265,400)	673,387	(84,798)
Contract liabilities	(2,998,624)	8,110,501	41,048
Advance to suppliers	714,807	(536,253)	183,425
Inventories, net	17,671	(113,777)	(167,981)
Accrued expenses and other current liabilities	(345,647)	455,274	35,531
Operating lease liabilities	(189,068)	(122,697)	-
Amounts due to related parties	(356,127)	-	-
Net cash (used in)/provided by operating activities	(1,513,072)	8,808,681	(1,908,850)

Cash flows from investing activities:
Purchases of property and equipment	(288,702)	(4,624,237)	(24,218)
Proceeds on disposal of property and equipment	63,670	-	-
Cash received from reverse recapitalization	317,722	-	-
Purchases of intangible assets	(2,596,313)	-	-
Net cash used in investing activities	(2,503,623)	(4,624,237)	(24,218)

Cash flows from financing activities:
Payments of listing fees	(1,467,890)	(752,955)	-
Loans paid to related parties	-	(867,363)	(119,859)
Repayments of loans from related parties	877,676	-	-
Repayments of loans to related parties	(1,384,121)	-	-
Proceeds from long-term loans	1,376,046	-	-
Loans received from related parties	2,159,229	408,240	1,045,072
Net cash provided by/ (used in) financing activities	1,560,940	(1,212,078)	925,213

Effect of foreign currency translation	12,859	(144,906)	126,662
Net (decrease)/increase in cash and cash equivalents:	(2,442,896)	2,827,460	(881,193)
Cash and cash equivalents at beginning of year	3,190,995	363,535	1,244,728
Cash and cash equivalents at end of year	748,099	3,190,995	363,535

Supplemental disclosure of cash flow information
Income tax paid	14,278	42,934	1,882
Interest paid	49,371
Cash paid for amounts included in the measurement of lease liabilities	-	122,697	-

Supplemental disclosure of non-cash financing activities
Lease liabilities arising from obtaining right-of-use assets	39,420	751,688	-

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024, 2023 and 2022
(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Big Tree Cloud International Group Limited (“DSY”) was incorporated by the controlling shareholder, Mr. Wenquan Zhu, under the laws of the Cayman Islands on April 21, 2021.

On October 9, 2023, DSY entered into a business combination agreement (the “Business Combination Agreement”) with (i) Plutonian Acquisition Corporation (“Plutonian”), a newly organized blank check company incorporated as a Delaware corporation on March 11, 2021, (ii) Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”), a limited liability company incorporated in the PRC, (iii) Big Tree Cloud Holdings Limited (“DSY Holdings”, or the “Company”), an exempted company incorporated in the Cayman Islands, (iv) Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and (v) Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Merger Sub 1 will merge with and into DSY (the “Initial Merger”), and DSY will be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company; and (ii) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 will merge with and into Plutonian (the “SPAC Merger” and together with the Initial Merger, the “Mergers”), and Plutonian will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries primarily engage in manufacturing and sale of personal care products through its direct or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On June 6, 2024 (the “Closing Date”), Plutonian and DSY Holdings consummated the closing of the Transaction of Plutonian and DSY Holdings, following the approval at a Special Meeting of the shareholders on April 30, 2024. Following the consummation of the Transactions, Plutonian as a wholly-owned subsidiary of the Company and the outstanding shares of Plutonian being converted into the right to receive shares of the Company, the combined company will retain the name of the Company.

DSY was determined to be the accounting acquirer given DSY effectively controlled the combined entity after the transaction. The transaction is not a business combination because Plutonian was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by DSY for the net monetary assets of the Company, accompanied by a recapitalization. DSY was determined as the accounting acquirer and the historical financial statements of DSY became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares of DSY that were issued and outstanding immediately prior to the mergers were cancelled and converted into an aggregate of 50,000,000 ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. Earnings per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares is $0.0001, the difference of $45,000 was adjusted retrospectively as in addition paid-in capital as of June 30, 2023. The consolidated statements of changes in shareholders’ equity for the years ended June 30, 2023 and 2022 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income or loss per ordinary share - basic and diluted was adjusted retrospectively from 50,000 to 50,000,000 for the years ended June 30, 2023 and 2022.

The income/(loss) per share before and after the retrospective adjustments are as follows.

	For the years ended June 30,
	2023		2022
	Before adjustment	After adjustment	Before adjustment	After adjustment
Net income/(loss) per share attributable to ordinary shareholders of Big Tree Cloud Holdings Limited
- Basic and diluted	5.59	0.0056	(37.85)	(0.0379)
Weighted average shares used in calculating net income/(loss) per share
- Basic and diluted	50,000	50,000,000	50,000	50,000,000

History of the Group and Reorganization

Bright Connected Limited (“DSY BVI”), which is 100% owned by DSY, was incorporated in British Virgin Islands (the “BVI”) on April 1, 2021. DSY BVI is an investment holding company with no operations.

Hongkong Ploutos International Limited (“DSY HK”), which is 100% owned by DSY through DSY BVI, was incorporated in Hong Kong on July 14, 2023. DSY HK is an investment holding company with no operations.

Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”), which was incorporated on June 16, 2020 by the controlling shareholder, Mr. Wenquan Zhu. DSY Guangdong through its directly and indirectly owned subsidiaries is principally engaged in the manufacturing and sales of personal care products in the People’s Republic of China (“PRC”).

In anticipation of an initial public offering of its equity securities, DSY undertook a reorganization (the “Reorganization”). On September 14, 2023, DSY HK acquired DSY Guangdong from Mr. Wenquan Zhu. Effective on September 14, 2023, DSY completed the reorganization (“Reorganization”) and became the ultimate holding company of DSY Guangdong and its subsidiaries through DSY HK, which were all controlled by the same shareholders before and after the Reorganization.

As of the balance sheet date of the financial statements, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Big Tree Cloud International Group Limited (“DSY”)	April 21, 2021	100%	Investment holding
Plutonian Acquisition Corporation (“Plutonian”)	March 11, 2021	100%	Investment holding
Bright Connected Limited (“DSY BVI”)	April 1, 2021	100%	Investment holding
Hongkong Ploutos International Limited (“DSY HK”)	July 14, 2023	100%	Investment holding
Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”)	June 16, 2020	100%	Investment holding
Shenzhen Big Tree Cloud Import and Export Trading Co., Ltd. (“DSY Shenzhen”)	July 02, 2020	100%	Sale of personal care products
Dongguan Big Tree Cloud Daily Necessities Co. Ltd. (“DSY Dongguan”)	July 14, 2022	100%	Manufacturing personal care products
Shenzhen Jingxiyun Trading Co., Ltd. (“Jingxiyun Shenzhen”)	December 20, 2021	100%	Sale of personal care products
Shenzhen Big Tree Cloud Commercial Chain Management Co. Ltd. (“DSY Commercial Shenzhen”)	January 19, 2023	100%	Sale of personal care products
Liaoning Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Liaoning”)	February 21, 2023	100%	Sale of personal care products
Jilin Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Jilin”)	March 8, 2023	100%	Sale of personal care products
Sichuan Big Tree Cloud Commercial Chain Management Co., Ltd. (“DSY Commercial Sichuan”)	March 17, 2023	100%	Sale of personal care products

2.	GOING CONCERN

The Group’s accounts have been prepared assuming that the Group will continue as a going concern basis. The going concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amount disclosed. The Group generated net income from operations of $640,485 for the year ended June 30, 2024. However, the Group had net cash outflow from operating activities amounting to $1,513,072 for the year ended June 30, 2024 and a working capital deficit of $5,118,408 and the accumulated deficit of $4,898,117 as of June 30, 2024, which raised substantial doubt about its ability to continue as a going concern.

On July 29, 2024, the Group entered into an equity transfer agreement with a third party to dispose 100% equity of its wholly-owned subsidiary, DSY Dongguan, together with its branches, with a total consideration of RMB38,000,000 (approximately $5,228,974). As of the date of issuance of the consolidated financial statements, the Group has received RMB10,000,000 (approximately $1,376,046) of the consideration. On August 12, 2024, the Group received a 3-year long-term loan from its controlling shareholder for a total of RMB9,500,000 (approximately $1,307,244) with an annual interest rate of 6.5%. As a result, the Group believes that its current cash and anticipated cash flows from operating and financing will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the accompanying audited consolidated financial statements, which will mitigate the conditions or events that raise substantial doubt about the Group’s ability to continue as a going concern. The Group has prepared the consolidated financial statements on a going concern basis. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in United States dollars (“USD”).

(c)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The Group considered the economic implications of the COVID-19 pandemic on its significant judgments and estimates. Given the impact and other unforeseen effects on the global economy from the COVID-19 pandemic, these estimates required increased judgment, and actual results could differ from these estimates.

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, the allowance for uncollectable accounts receivables, classification of contract liabilities as current or non-current, depreciable lives and recoverability of property and equipment, deferred income taxes, uncertain tax position and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Group takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. $7,594, $3,358 and $1,391 of inventory write-down were recorded for the years ended June 30, 2024, 2023 and 2022, respectively.

(g)	Prepaid expenses and other current assets

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

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

(j)	Deferred offering costs

The Group complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to shareholders’ equity upon the completion of the Public Offering. These costs were $2,210,633 on the Closing and charged to additional paid-in capital in permanent equity as of June 30, 2024.

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

The Group’s intangible assets mainly represented trademark developed and acquired by the Group. Trademark is classified as finite-lived intangible assets and amortized over its useful life of approximately 7 years.

(m)	Lease

The Group adopted ASC 842 on July 1, 2021.

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

Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

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

The Group reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

(n)	Impairment of long-lived assets

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

(o)	Fair value measurement

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

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, advance to suppliers, other receivables included in the prepaid expenses and other current assets, advance from customers, accounts payable, other payables included in accrued expenses and other current liabilities. As of June 30, 2024 and 2023, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(p)	Commitments and contingencies

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

(q)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480 and meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

(r)	Earnout shares

The consideration for the business combination closed on June 6, 2024 included totally 20,000,000 earn-out shares (the “Earnout Shares”) granted to the shareholders who hold DSY’s shares as of immediately prior to the Closing upon the occurrence of the earn-out event. The earn-out event is defined as the event where the Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Group’s personal care products or other consumer goods. The earn-out event has been completed in June 2024 prior to the Closing. Pursuant to ASC 805, the Group accounted for the Earnout Shares as part of the consideration of the business combination. As of June 30, 2024, the insurance and registration of Earnout Shares was still in process. Earnout Shares was recorded in additional paid-in capital as of June 30, 2024.

(s)	Revenue recognition

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

The revenues are recognized at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized seven days after the start of transportation. For sales through online platforms, revenues are recognized fourteen days after the start of transportation.

Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Group’s sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, the Group offers an unconditional right of return for a period of seven days upon receipt of products. The Group bases its estimates of sales return on historical results. For the years ended June 30, 2024, 2023 and 2022, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to customers. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

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

The following tables disaggregate the Group’s revenue for the years ended June 30, 2024, 2023 and 2022:

	For the years ended
	June 30,
	2024	2023	2022
	USD	USD	USD
Product Sales (by products)
– Sanitary pads	5,162,784	3,787,120	455,215
– Body and oral care products	1,047,108	165,070	1,198,589
– Accessories	1,015,961	2,304,147	106,119
– Others	55,067	27,092	180,455
Licensing Fees	42,436	9,911	-
Total	7,323,356	6,293,340	1,940,378

	For the years ended
	June 30,
	2024	2023	2022
	USD	USD	USD
Product Sales (by channels)
– Online	4,238,613	2,383,944	1,319,276
– Offline	3,042,307	3,899,485	621,102
Licensing Fees	42,436	9,911	-
Total	7,323,356	6,293,340	1,940,378

The following table presents revenue classified by timing of revenue recognition for the years ended June 30, 2024, 2023 and 2022:

	For the years ended
	June 30,
	2024	2023	2022
	USD	USD	USD
Point in time	7,280,920	6,283,429	1,940,378
Over time	42,436	9,911	-
Total	7,323,356	6,293,340	1,940,378

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of $5,152,925 and $8,151,549 as of June 30, 2024 and 2023, respectively.

The balance as of June 30, 2024 mainly from a third-party customer for product sales. Pursuant to the contract, the customer has made a prepayment of RMB50 million to the Group. However, if the customer fails to achieve sales within 36 months, no refund will be provided for any remaining balance. According to the sales plan agreed with the customer, the management established a reasonable basis for projecting anticipated revenue schedules that are expected to be earned. As of June 30, 2024, the outstanding balance has been classified as current liabilities and non-current liabilities, with amounts of $3,776,879 and $1,376,046, respectively.

(t)	Cost of revenues

Cost of revenues consists primarily of (i) purchase of goods, and (ii) rents and other costs related to the business operation.

(u)	Selling expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) delivery cost charged by delivery agencies.

(v)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(w)	Financial (expense) income, net

Financial (expense) income, net mainly consists of (i) interest income and expense, (ii) foreign exchange gain or loss, and (iii) bank charges.

(x)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution. Employee social benefits included as cost of revenues and expenses in the consolidated statements of operations and comprehensive income/(loss) amounted to $106,449, $40,765 and $28,245 for the years ended June 30, 2024, 2023 and 2022, respectively.

(y)	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive income/(loss) and comprehensive income for the years ended June 30, 2024, 2023 and 2022, respectively. The Group expects that its assessment regarding unrecognized tax positions will change over the next 12 months and it incurred loss for the year ended June 30, 2022 while making profits for the year ended June 30, 2023.

(z)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

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

(aa)	Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“USD”). The Company’s operating subsidiaries in China and Hong Kong use their respective currencies Renminbi (“RMB”) and Hong Kong Dollar (“HKD”) as their functional currencies.

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of June 30,
	2024	2023
Balance sheet items, except for equity accounts	7.2672	7.2513

	For the years ended
	June 30,
	2024	2023	2022
Items in the consolidated statements of operations and comprehensive income/(loss), and statements of cash flows	7.2248	6.9536	6.4554

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(ab)	Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings/(loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible warrants and earn-out shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

(ac)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ad)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-09.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

4.	ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of June 30,
	2024	2023
	USD	USD
Accounts receivable	49,474	217,798
Allowance for doubtful accounts	(1,721)	(6,442)
Accounts receivables, net	47,753	211,356

	As of June 30,
	2024	2023
	USD	USD
Balance at beginning of the period/year presented	(6,442)	(1,112)
Allowance provided during the period/year	-	(5,330)
Bad debt reversal	4,735	-
Foreign currency translation adjustment	(14)	-
Balance at end of the period/year presented	(1,721)	(6,442)

The Group recorded provision of allowance for doubtful accounts of $5,330 and $1,112 for the years ended June 30, 2023 and 2022, respectively, and reversed provision of allowance for doubtful accounts of $ 4,735 for the year ended June 30, 2024.

5.	INVENTORIES, NET

Inventories, net consisted of the following:

	As of June 30,
	2024	2023
	USD	USD
Raw materials	296,889	323,387
Finished goods	310,528	288,057
Others	5,747	19,501
Total	613,164	630,945
Inventory write-down	(12,288)	(4,749)
Inventories, net	600,876	626,196

	As of June 30,
	2024	2023
	USD	USD
Balance at beginning of the year presented	(4,749)	(1,391)
Write-down provided during the year	(7,594)	(3,358)
Foreign currency translation adjustment	55	-
Balance at end of the year presented	(12,288)	(4,749)

The Group recorded inventory write-downs of $7,594, $3,358 and $1,391 for the years ended June 30, 2024, 2023 and 2022, respectively.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2024	2023
	USD	USD
Value added tax recoverable	275,765	213,556
Deposits	111,749	281,268
Receivable from disposal of a vehicle	83,939	-
Prepaid expenses	50,981	-
Others	13,760	33,846
Payment on behalf of others	3,337	90,101
Prepaid expenses and other current assets	539,531	618,771

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,
	2024	2023
	USD	USD
Office equipment and computers	1,105,814	1,041,840
Transportation equipment	302,809	340,160
Building	2,670,908	2,676,764
Leasehold improvements	963,936	711,614
Total	5,043,467	4,770,378
Less: accumulated depreciation	(1,443,921)	(787,968)
Property and equipment, net	3,599,546	3,982,410

Depreciation expenses were $698,731, accumulated depreciation transferred out from plant and equipment written off was $37,195, and currency translation difference were $79,973 for the year ended June 30, 2024. Gain from plant and equipment written off was $10,065 for the year ended June 30, 2024.

Depreciation expenses were $705,692, accumulated depreciation transferred out from plant and equipment written off was $1,537, and currency translation difference were $11,640 for the year ended June 30, 2023. Loss from plant and equipment written off was $84,372 for the year ended June 30, 2023.

Depreciation expenses were $56,807, accumulated depreciation transferred out from plant and equipment written off was $710, and currency translation difference were $1,665 for the year ended June 30, 2022. Loss from plant and equipment written off was $11,267 for the year ended June 30, 2022.

As of June 30, 2024, the building, owned by the Group, for which the carrying value was $2,488,971, was pledged as collateral to secure long-term bank loans dated November 24, 2023 and November 27, 2023, from Industrial and Commercial Bank of China (Note 10).

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of June 30,
	2024	2023
	USD	USD
Trademark	2,598,909	2,602
Less: accumulated amortization	(236,492)	(93)
Intangible asset, net	2,362,417	2,509

On November 28, 2023, the Group purchased a total of 169 trademarks from a related party, Big Tree Cloud Network Technology (Shenzhen) Co., LTD, with a fully-paid cash consideration of RMB20,000,000 ($2,752,092) including the deductible VAT.

For the years ended June 30, 2024, 2023 and 2022, amortization expense amounted to $237,787, $93 and nil, respectively.

Future estimated amortization expense of intangible assets is as follows:

Year	Amount
2025	354,414
2026	354,414
2027	354,414
2028	354,414
2029	354,414
Thereafter	590,347
Total	2,362,417

9.	LEASE

Effective on July 1, 2021, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and studio leasing.

Supplemental balance sheet information related to operating lease was as follows:

	For the years ended June 30,
	2024	2023
	USD	USD
Right-of-use assets	547,214	704,531

Operating lease liabilities – current	190,023	174,650
Operating lease liabilities – non-current	335,241	500,262
Total operating lease liabilities	525,264	674,912

The components of lease expenses were as follows:

	For the years ended June 30,
	2024	2023	2022
	USD	USD	USD
Lease cost
Amortization of right-of-use assets	196,111	93,078	-
Interest of operating lease liabilities	27,051	16,994	-
Total Lease cost	223,162	110,072	-

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2024 were as follows:

Weighted average remaining lease term (years):	3.11
Weighted average discount rate:	4.25%

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30, 2024:

Amount
USD
2025	209,246
2026	160,872
2027	142,631
Thereafter	49,284
Total lease payments	562,033
Less: imputed interest	(36,769)
Present value of operating lease liabilities	525,264

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2023
	USD	USD

Professional fees payable	1,612,224	-
Other taxes payable	851,836	154,482
Accrued payroll and employee benefits	139,611	116,694
Deposits	7,457	365,722
Others	52,651	24,139
Total accrued expenses and other current liabilities	2,663,779	661,037

11.	LONG-TERM LOANS

In Novermber 2023, Jingxiyun Shenzhen obtained a bank loan of RMB10,000,000 ($1,376,046) from Industrial and Commercial Bank of China with the maturity date on October 30, 2026 and an interest rate of 3.25% per annum. The loan was pledged by the building owned by the Group for which the carrying value was $2,488,971 as of June 30, 2024.

12.	OTHER NON-CURRENT LIABILITIES

On June 20, 2023, August 8, 2023, September 14, 2023, December 27, 2023, and March 19, 2024, Plutonian Investments LLC provided Plutonian with a loan of $150,000 (“Promissory Note 1”), $210,000 (“Promissory Note 2”), $140,000 (“Promissory Note 3”), $300,000 (“Promissory Note 4”), and $350,000 (“Promissory Note 5), respectively, to be used, in part, for working capital and term extension fees. Promissory Note 1 and Promissory Note 3 are unsecured, interest-free and payable on the earlier of: 1) the date on which Plutonian consummates an initial business combination, or 2) the date Plutonian liquidates if a business combination is not consummated. Plutonian Investments LLC may elect to convert the promissory notes in shares of the common stock of Plutonian at a fixed price of $10.00 per share at any time when promissory notes remain outstanding. Promissory Note 2, 4 and 5 have the same terms as Promissory Note 1 and 3, except Plutonian Investments LLC may elect to convert the promissory note into 25,200 shares, 36,000 shares and 42,000 shares ($8.33 per share) of the common stock of Plutonian.

On June 10, 2024, Plutonian Investments LLC transferred all promissory notes mentioned above with a total amount of $1,150,000 to a third party. The promissory notes have then been extended to a 3-year term payable to the third party.

13.	ORDINARY SHARES

Shares issued to Financial Advisors

South Pacific Gyre Investment Limited (“South Pacific”) and Flying Height Consulting Services Limited (“Flying Height”, together with South Pacific, the “Financial Advisors”) acted as financial advisors in identifying potential targets for the Merger and other advisory services. For their work, South Pacific and Flying Height received 2,000,000 and 2,250,000 ordinary shares issued by the Company after the completion of the Merger.

Shares issued to Plutonian’s shareholders and Representative

There are 2,773,046 ordinary shares issued to Plutonian’s shareholders in exchange for all outstanding shares of the common stock of Plutonian in connection with the SPAC Merger on a one-for-one basis, and 57,500 ordinary shares issued in exchange for representative shares issued to EF Hutton (the “Representative”) during Plutonian’s initial public offering.

14.	WARRANT

In connection with the Business Combination, the Company has assumed 6,016,125 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one ordinary share at a price of $11.50, such Public Warrants originally issued in the initial public offering of Plutonian by holders, and (ii) 266,125 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one ordinary share at a price of $11.50, such Private Warrants originally issued in a private placement by Plutonian in connection with the initial public offering of Plutonian by the holders. The warrants became exercisable on the later of 30 days after the completion of the initial Business Combination and 12 months from the closing of the initial public offering of Plutonian (which is November 15, 2022), and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

The Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

●	if, and only if, the last reported sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the warrants in exchange for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The Private Warrants will be identical to the Public Warrants, except that the Private Warrants will be entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) will not be transferable, assignable or salable until after the completion of the Business Combination, except to permitted transferees.

Both Public Warrants and Private Warrants are classified as equity, as both meet all the criteria for equity classification and are indexed to its own ordinary shares. The warrants are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination.

15.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Shareholders. Paid-in capital of subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2024 and 2023, net assets restricted in the aggregate, which include paid-in capital and additional paid-in capital the Company’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $4,249,352 and $4,249,352, respectively.

16.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. MTV HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the years presented.

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

The income tax provision consists of the following components:

	For the years ended
	June 30,
	2024	2023	2022
	USD	USD	USD
Current income tax expenses	(71,862)	(239,996)	-
Deferred income tax benefit	123,328	211,230	130,255
Total income tax benefit/(expense)	51,466	(28,766)	130,255

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended
	June 30,
	2024	2023	2022
	USD	USD	USD
Income/(Loss) before income tax expenses	589,019	308,331	(2,022,836)
Computed income tax expense with statutory tax rate	(147,255)	(77,083)	505,709
Tax effect of non-deductible items	(10,674)	(711)	(1,835)
Changes in valuation allowance	-	(3)	(18,779)
Write-off of net operating losses carried forward	(72,665)	-	-
Effect of preferential tax rate	282,060	49,031	(354,840)
Income tax benefit/(expense)	51,466	(28,766)	130,255

As of June 30, 2024 and 2023, the significant components of the deferred tax liabilities are summarized below:

	As of June 30,
	2024	2023
Deferred tax assets:
Net operating loss carried forward	502,037	379,456
Allowance for doubtful accounts	928	1,735
Total deferred tax assets	502,965	381,191

As of June 30, 2024 and 2023, the Group had net operating loss carryforwards of approximately $4,390,265 and $3,973,825, respectively, which arose from the Group’s subsidiaries. As of June 30, 2024 and 2023, deferred tax assets from the net operating loss carryforwards amounted to $502,037 and $379,456, respectively.

As of June 30, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	55,107
2027	851,328
2028	1,697,478
2029	1,154,846
2030	631,506
Total	4,390,265

17.	EARNINGS/(LOSS) PER SHARE

The following table sets forth the basic and diluted net profit/(loss) per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended
	June 30,
	2024	2023	2022
Numerator:
Earnings/(loss) attributable to Big Tree Cloud Holdings Limited	640,485	279,565	(1,892,581)
Numerator for basic and diluted earnings/(loss) per share calculation	640,485	279,565	(1,892,581)

Denominator:
Weighted average number of ordinary shares – basic and diluted	51,980,418	50,000,000	50,000,000
Denominator for basic and diluted earnings/(loss) per share calculation	51,980,418	50,000,000	50,000,000

Earnings/(loss) per ordinary share
– Basic and diluted	0.0123	0.0056	(0.0379)

18.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Wenquan Zhu	Controlling shareholder and chairman of the Group
2	Big Tree Cloud Network Technology (Shenzhen) Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
3	Shenyang Jingxihui Network Technology Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
4	Shenzhen Jingxihui Trading Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
5	Shenzhen Big Tree Rong Trading Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
6	Guangxi Big Tree Rong Network Technology Co., LTD	The shareholder and the shareholder of the parent company shall be the same actual controller
7	Ting, Yan	Chief Financial Officer and Director
8	Daidi, Lin	Legal representative of subsidiary

Amounts due from related parties

Amounts due from related parties consisted of the following for the years indicated:

		As of June 30,
	Nature	2024	2023
		USD	USD
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Rent receivable	16,595	-
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Loans	-	832,897
Ting, Yan	Loans	-	61,374
Total		16,595	894,271

The loans were lent to the above related parties with no collateral, zero interest, and payable upon request.

Amounts due to related parties

Amount due to related parties consisted of the following for the years indicated:

		As of June 30,
	Nature	2024	2023
		USD	USD
Wenquan Zhu*	Interest payable	13,012	-
Wenquan Zhu	Loans	-	1,283,901
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Payments on behalf	-	40,277
Total		13,012	1,324,178

Amounts due to a related party, non-current

Amount due to related parties consisted of the following for the years indicated:

		As of June 30,
	Nature	2024	2023
		USD	USD
Wenquan Zhu*	Loans	2,360,147	-
Total		2,360,147	-

*	On May 10, 2024, the Group borrowed a 3-year long-term loan from its shareholder, Mr. Wenquan Zhu, for a total of RMB13,000,000 (approximately $1,788,860) with an annual interest rate of 6.2% and no collateral. On November 5, 2023, Mr. Wenquan Zhu lent unsecured, interest-free loans with a 3-year term of $630,000 to the Group for the payment of promissory notes that Plutonian issued to the Group.

Related party transactions

	For the years ended
	June 30,
Nature	2024	2023	2022
	USD	USD	USD
Purchase of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	712	16,793	1,715
Purchase of services
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	-	575,250	152,507
Purchase of intangible assets
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	2,596,313	-	-
Sales of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	67,636	-	-
Shenzhen Jingxihui Trading Co., LTD	-	236,605	185,019
Shenyang Jingxihui Network Technology Co., LTD	-	-	185,019
Shenzhen Big Tree Rong Trading Co., LTD	-	-	291,884
Guangxi Big Tree Rong Network Technology Co., LTD	17,944
Daidi, Lin	-	706	-
Rental income
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	28,876	-	-
Interest expense
Wenquan, Zhu	14,789	8,668	-

19.	INCOME OR LOSS FROM DEREGISTRATION OF SUBSIDIARIES

For the years ended June 30, 2024, 2023 and 2022, the Group closed several subsidiaries through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries had little business operations for years. As a result, the Group recognized income from deregistration of subsidiaries of a total of $79,202 for the year ended June 30, 2024, and loss from deregistration of subsidiaries in collective amounts of $347,423 and $77,407, 2023 and 2022, respectively.

20.	CONCENTRATION OF RISKS

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the Years Ended June 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
	USD		USD		USD
Customer A	3,017,311	41%	*	*	*	*

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total account receivables:

	As of June 30,
	2024		2023
	Amount	%	Amount	%
	USD		USD
Customer A	-	-	111,360	51%
Customer B	23,030	48%	-	-
Customer C	21,345	45%	-	-

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of June 30,
	2024		2023
	Amount	%	Amount	%
	USD		USD
Customer A	5,065,448	98%	7,626,219	94%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years Ended June 30,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%
	USD		USD		USD
Supplier C	230,571	14%	-	-	-	-
Supplier D	176,266	11%	-	-	-	-
Supplier A	177,418	11%	-	-	-	-
Supplier G	*	*	360,326	14%	-	-
Supplier H	-	-	*	*	520,879	62%
Supplier I	-	-	-	-	93,385	11%
Supplier J	-	-	-	-	106,077	13%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payables:

	As of June 30,
	2024		2023
	Amount	%	Amount	%
	USD		USD
Supplier A	176,383	41%	-	-
Supplier B	105,266	24%	-	-
Supplier C	84,214	20%	-	-
Supplier D	-	-	150,236	22%
Supplier E	-	-	180,480	26%
Supplier F	56,676	13%	-	-

*	represent percentage less than 10%

21.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of June 30, 2024, there is no operating lease commitments that are short-term lease commitments, nor leases that not have not yet commenced but that created significant rights and obligations for the Group, which are not included in right-of-use assets and lease liabilities.

Non-cancellable operating leases

The following table sets forth our contractual obligations as of June 30, 2024:

Lease Commitment
Within 1 year	8,388
1-2 years	17,946
over 2 years	3,996
Total	30,330

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30,2024 and through the issuance date of these consolidated financial statements.

22.	SUBSEQUENT EVENTS

Disposal of a subsidiary

On July 29, 2024, the Group entered into an equity transfer agreement with a third party to dispose 100% equity of its wholly-owned subsidiary, DSY Dongguan, together with its branches, with a total consideration of RMB38,000,000 (approximately $5,228,974). The closing was completed on August 20, 2024, resulting a gain on the disposal of DSY Dongguan. As of the date of issuance of the consolidated financial statements, the Group has received RMB10,000,000 (approximately $1,376,046) of the consideration.

Related party loans

On July 4, 2024, the Group borrowed a 3-year long-term loan from its shareholder, Mr. Wenquan Zhu, for a total of RMB9,500,000 (approximately $1,307,244) with an annual interest rate of 6.5%, which has been received as of August 12, 2024.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

23.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Condensed balance sheets

	As of June 30,
	2024	2023
	USD	USD
Assets
Non-current asset
Investment in subsidiaries	-	587,833
Total asset	-	587,833

LIABILITIES AND SHAREHOLDERS’ EQUITY
Non-current liability:
Investment in subsidiaries	4,578,797	-
Total liability	4,578,797	-

Shareholders’ (deficit)/equity:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 ordinary shares authorized, 57,080,546 and 50,000,000 ordinary shares issued and outstanding as of June 30, 2024 and 2023, respectively) *	5,708	50,000
Additional paid-in capital	-	4,199,352
Accumulated deficit	(4,898,117)	(3,979,667)
Accumulated other comprehensive income	313,612	318,148
Total shareholders’ (deficit)/equity	(4,578,797)	587,833

Condensed statements of comprehensive income

	For the Years Ended June 30,
	2024	2023	2022
	USD	USD	USD
Operating income/(loss)
Share of income/(loss) from subsidiaries	640,485	279,565	(1,892,581)
Total operating income/(loss)	640,485	279,565	(1,892,581)

Income/(loss) before income tax provision	640,485	279,565	(1,892,581)
Income tax expense	-	-	-
Net income/(loss)	640,485	279,565	(1,892,581)

Other comprehensive income, net of tax of nil	-	-	-
Total comprehensive income/(loss)	640,485	279,565	(1,892,581)

Condensed statements of cash flows

For the Years Ended June 30,
	2024	2023	2022
	USD	USD	USD
Cash flows from operating activities:
Net income/(loss)	640,485	279,565	(1,892,581)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in (gain)/loss of subsidiaries	(640,485)	(279,565)	1,892,581
Net cash provided by operating activities	-	-	-
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	-
Net increase/decrease in cash	-	-	-
Cash at beginning of year	-	-	-
Cash at end of year	-	-	-