Form 20-F
period 2025-06-30
Big Tree Cloud Holdings Ltd
filed 2025-10-30
CIK 1999297

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen 518052, China

(Address of principal executive offices)

Wenquan Zhu, Chief Executive Officer and Chairman of the Board of Directors

Telephone: +86 0755 2759-5623

Email: zhuwenquan@bigtreeclouds.com

At the address of the Company set forth above

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

An aggregate of 86,972,928 ordinary shares, par value $0.0001 per share, were issued and outstanding as of June 30, 2025.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires:

●	“Business Combination” means the merger contemplated by the Merger Agreement (as defined below).

●	“CAC” means Cyberspace Administration of China.

●	“Circular 37 Filing” means, with respect to an individual, filing the registration formalities pursuant to the provisions of “the Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies” (Hui Fa [2014] No. 37) and obtaining a foreign exchange registration receipt stamped by a competent bank as designated by SAFE or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such individual.

●	“Closing Date” means June 6, 2024, the date of the consummation of the Business Combination.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Guangdong Dashuyun” means Guangdong Dashuyun Investment Holding Group Co., Ltd., a limited liability company incorporated in the PRC, which is a 95.92%-owned subsidiary of the Company.

●	“HFCAA” means the Holding Foreign Companies Accountable Act.

●	“Holdco” means Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands.

●	“IRS” means the United States Internal Revenue Service.

●	“lower-tier cities” means the Chinese cities other than tier-1 cities.

●	“Merger Agreement” means the Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time), by and among PubCo, Merger Sub 1, Merger Sub 2, the Holdco, the Company and the SPAC.

●	“Merger Sub 1” means Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands.

●	“Merger Sub 2” means Big Tree Cloud Merger Sub II Inc., a Delaware corporation.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“Ordinary Shares” means the ordinary shares, par value US$0.0001 per share, of the Company.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Plutonian Common Stock” means the common stock, par value US$0.0001 per share, of Plutonian.

●	“Plutonian Private Placement Units” mean the units issued to the Sponsor in a private placement simultaneously with the closing of Plotinian’s IPO.

●	“Plutonian Warrant” means redeemable warrant of Plutonian entitling the holder to purchase one Plutonian Common Stock at a price of $11.50 per whole share.

●	“PRC” or “China” means the People’s Republic of China (including, for the avoidance of doubt, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this proxy statement/prospectus, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

●	“RMB” means the legal currency in the PRC.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“SPAC” or “Plutonian” means Plutonian Acquisition Corp.

●	“Sponsor” means Plutonian Investments LLC, a Delaware limited liability company.

●	“Tier 1 cities” means and refers to the four largest cities in China of Beijing, Shanghai, Guangzhou and Shenzhen. The urban tier system in China is an overall assessment based on a city’s population, economic performance and strategic importance.

●	“Tier 2 cities” means and generally refers to the 45 Chinese cities of Chengdu, Chongqing, Hangzhou, Wuhan, Nanjing, Tianjin, Suzhou, Xi’an, Changsha, Shenyang, Qingdao, Zhengzhou, Dalian, Dongguan, Ningbo, Xiamen, Fuzhou, Wuxi, Hefei, Kunming, Harbin, Jinan, Foshan, Changchun, Wenzhou, Shijiazhuang, Nanning, Changzhou, Quanzhou, Nanchang, Guiyang, Taiyuan, Yantai, Jiaxing, Nantong, Jinhua, Zhuhai, Huizhou, Xuzhou, Haikou, Ürümqi, Shaoxing, Zhongshan, Taizhou and Jiujiang. These cities are generally recognized as secondary cities compared to the consensus tier-1 cities.

●	“Tier 3 cities” means and generally refers to the 71 Chinese cities of Weifang, Baoding, Zhenjiang, Yangzhou, Guilin, Tangshan, Sanya, Huzhou, Hohhot, Langfang, Luoyang, Weihai, Yancheng, Linyi, Jiangmen, Shantou, Taizhou, Quzhou, Handan, Jining, Wuhu, Zibo, Yinchuan, Liuzhou, Mianyang, Zhanjiang, Anshan, Quzhou, Daqing, Yichang, Baotou, Xianyang, Qinhuangdao, Zhuzhou, Putian, Jilin, Huai’an, Zhaoqing, Ningde, Hengyang, Nanping, Lianyungang, Dandong, Lijiang, Jieyang, Yanbian Korean Autonomous Prefecture, Zhoushan, Lanzhou, Longyan, Luzhou, Fushun, Xiangyang, Shangrao, Yingkou, Sanming, Lishui, Yueyang, Qingyuan, Jingzhou, Tai’an, Panjin, Dongying, Nanyang, Ma’anshan, Nanchong, Xining, Xiaogan, Qiqihar. These cities are generally recognized as tertiary cities compared to the tier-1 cities and tier 2 cities.

●	“US$” or “$” means U.S. dollars, the legal currency of the United States.

●	“Warrant” means a warrant of the Company issued to Plutonian Warrant holders and the Ordinary Shares underlying such warrants.

●	“we,” “us,” “our,” “PubCo” or the “Company” are to Big Tree Cloud Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, together with its subsidiaries when describing our business and operations.

This annual report on Form 20-F includes our audited balance sheets as of June 30, 2024 and 2025 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended June 30, 2023, 2024 and 2025. Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report with regard to amounts recorded in our consolidated financial statements.

	June 30, 2025	June 30, 2024	June 30, 2023
Year-end spot rate	US$1= RMB7.1636	US$1= RMB7.2672	US$1= RMB7.2513

Average rate	US$1= RMB7.2143	US$1= RMB7.2248	US$1= RMB6.9536

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, the conversion of RMB to U.S. dollars is based on RMB7.1636 to US$1, which is the exchange rate in effect as of June 30, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System unless otherwise noted.

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

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

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

A. [Reserved]

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

We are dependent on our relationship with our major customers, with a limited number of customers accounting for a substantial portion of our recent revenues.

We are dependent on our relationships with our major customers and have derived a significant portion of our revenues from our major customers. For the fiscal year ended June 30, 2025, four customers accounted for approximately 35%, 15%, 11% and 10% of our total revenue each. For the fiscal year ended June 30, 2024, one customer accounted for approximately 41% of our total revenue. For the fiscal year ended June 30, 2023, no single customer accounted for 10% or more of our total revenue.

There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers. In addition, revenues from these major customers may fluctuate from time to time based on the timing of which may be affected by market conditions or other facts, some of which may be outside of our control. If any of these major customers terminates our contracts, such termination would negatively affect our revenues and results of operations.

We rely on a limited number of suppliers for a significant portion of our purchases, and the loss of one or more of these suppliers or any material change in our relationships with them could adversely affect our operations and results of operations.

We depend on a limited number of suppliers. For the fiscal year ended June 30, 2025, one supplier accounted for approximately 18% our total purchases. For the fiscal year ended June 30, 2024, three suppliers accounted for approximately 14%, 11% and 11% of our total purchases each. For the fiscal year ended June 30, 2023, one supplier accounted for approximately 14% our total purchases.

Our dependence on a small number of suppliers exposes us to a number of risks. Any interruption, delay, or deterioration in the supply of materials from these suppliers—whether due to shortages, price increases, quality issues, financial difficulties, changes in business relationships, or regulatory or geopolitical factors—could materially disrupt our operations. If any of these key suppliers were to terminate their relationships with us or significantly reduce their supply, and we are unable to qualify alternative suppliers on a timely basis, we could experience increased costs, production delays, or an inability to fulfill customer orders.

In addition, our bargaining power with these major suppliers may be limited, which could result in unfavorable pricing, payment, or other contractual terms. Although we continually seek to diversify our supplier base, there can be no assurance that we will be successful in doing so, or that alternative sources will be available on commercially reasonable terms. Any such disruptions or unfavorable changes in supplier relationships could have a material adverse effect on our business, financial condition, and results of operations.

We had negative net cash flows from operating activities in the past and have not been profitable, which may continue in the future.

We had net income of US$0.3 million and US$0.6 million for the years ended June 30, 2023 and 2024, respectively, and incurred net loss of US$32.5 million for the year ended June 30, 2025. For the year ended June 30, 2023, we had positive cash flows from operating activities of US$8.8 million. We had negative cash flows from operating activities of US$1.5 million and US$6.5 million for the years ended June 30, 2024 and 2025, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

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

To date, we have engaged in relatively limited marketing activities since the inception of our business operations. While we do not rely on a single customer or a particular group of customers for the sales of our personal care products, we currently have limited customers and distributors compared to some of the established market participants in the industry customers and distribution channels. As we increase our marketing activities to increase our market presence and the reach of our personal care products, consumers may limit their volume of purchases initially as they assess our products. This may be a long process, which will depend on the design, convenience and quality of our products, as well as the support and service that we offer. It will also depend on factors outside of our control, such as general market conditions and broader trends in the personal care industry, including consumer needs and preferences, technological innovations and marketing costs that could impact customer buying decisions. As a result, there is significant uncertainty regarding the demand for our products and the pace and levels of growth that we will be able to achieve.

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

The fast-evolving market trends and consumer preferences have shortened the life cycles of personal care products and required us to continually work to develop, produce and market new products, maintain and enhance the recognition of our brands and shorten our product development and supply chain cycles. Our continued success depends on our ability to develop and launch products in a timely and cost-effective manner in response to industry trends, consumer preferences for personal care products and consumer attitudes toward our industry and brand. If we do not successfully and consistently develop new products that appeal to our customers our net revenues and margins could suffer.

We have an established process for the development, evaluation and validation of our new product concepts. Our primary business operations and financial results are focused on the development and production of feminine pads. As of June 30, 2025, we introduced nine series of feminine pad products to serve consumers of different age groups and with different preferences for personal care products. In addition, we continue to develop other personal care products to expand our products portfolio. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the use of new materials and self-developed designs may not be as successful as we anticipate, which could have a material adverse effect on our business; the acceptance of new product launches and sales to our consumers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Introduction of new products targeted at expanding our product reach beyond our current consumer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new consumer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfilment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our future growth, profitability and cash flows depend upon our ability to successfully implement our business strategy and to optimal financial performance, which, in turn, is dependent upon a number of factors, including our ability to:

●	build a strong portfolio of brands and products;

●	further penetrate our targeted markets by attracting new consumers and retaining and further engaging our existing customers;

●	capture the industry trends and develop and launch new products and expand into relevant adjacencies in answer to such trends;

●	integrate offline and online shopping experience to provide a seamless omni-channel environment for our customers;

●	continue to use innovation to drive sales, improve technological and operational efficiencies and improve profit margin;

●	enhance our technology and data capabilities, so as to enhance our ability to predict and follow customers’ preferences, trends and behaviors;

●	effectively manage the quality and efficiency of our distributors, business partners, logistics providers and other third-party service providers’ performance;

●	continue to broaden and diversify our online and offline distribution channels;

●	pursue strategic investments and collaborations to complement our existing capabilities and expand our brand portfolio and geographic reach; and

●	leverage our high-performance team culture to drive margins.

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

Our business and prospects depend on our ability to build our brands and reputation, which could be harmed by negative publicity with respect to us, our products and operations, our management, brand promoters, key opinion leaders (“KOLs”), or other business partners.

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

Our ability to maintain our reputation and brand is affected by many factors, some of which are beyond our control. These factors include our ability to provide a satisfactory consumer experience, which in turn depends on our ability to bring innovative products to the market at competitive prices that respond to consumer demands and preferences, our ability and that of our manufacturing and service partners to comply with ethical and social standards, such as those concerning biocompatibility testing, animal testing, and various and evolving rules and standards related to product quality and safety, labor and environmental protection, our ability to produce safe and high-quality products, our ability to provide satisfactory order fulfillment services, and our ability to provide responsive and superior customer services. Failure to succeed in any of these areas could damage our customer experience, our reputation and brand image and our ability to retain and attract customers. The success of our brand may also suffer if our marketing plans or product initiatives do not have the desired impact on our brand’s image or its ability to attract consumers. Since our inception, we have invested substantial efforts in promoting our brands. See also “- We have incurred significant costs for a variety of sales and marketing efforts, including mass advertising and heavy promotions to attract customers through multiple channels. If we are unable to conduct our sales and marketing efforts in a cost-effective and efficient manner, our results of operations and financial conditions may be materially and adversely affected.” We cannot assure you, however, that these activities are and will be successful or that we can achieve the brand promotion effect we expect. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our products, it may be difficult for us to maintain and grow our consumer base, and our business, financial condition and results of operations may be materially and adversely affected.

In addition, any failure by our third-party manufacturers or raw material suppliers to comply with ethical, social, product, labor and environmental laws, regulations or standards, or any of their engagement in politically or socially controversial conduct, such as animal testing, could negatively impact our reputations and lead to various adverse consequences, including decreased sales and consumer boycotts. Also, we may face customer complaints or negative publicity about us, our products, our management, our business partners, our brand promoters or the KOLs we collaborate with from time to time, which may adversely affect our brand, reputation and business and diminish the appeal of our brand to consumers. Certain of such negative publicity may come from malicious harassment or unfair acts by third parties or our competitors, which are beyond our control. See also “- Negative publicity about our brand promoters or KOLs may adversely affect our reputation, our business and our results of operations.”

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

As a relatively young company, we have invested, and will continue to invest, a large amount of financial and other resources in promoting our brand awareness and acquiring customers, including expanding our marketing and sales teams, retaining KOLs and purchasing advertisements. In the fiscal years ended June 30, 2023, 2024 and 2025, we incurred US$0.6 million, US$0.6 million and US$0.2 million in marketing expenses, accounting for 10.0%, 8.0% and 6.4% of our total net revenues, respectively. Our marketing and branding activities may not be well received, successful or cost-effective, which may lead to significantly higher marketing expenses in the future. We may also not be able to continue our existing marketing and branding activities, or successfully identify and utilize the new trends in marketing strategies, channels and approaches that appeal to or fit in the lifestyle of our targeted customers. We may also fail to adjust our sales and marketing strategies fast enough to stay current with consumers’ behavioral changes in using internet and mobile devices. Failure to refine our existing marketing strategies or introduce new effective marketing strategies in a cost-effective manner could negatively impact our business, results of operations and financial condition. In addition, failure to comply with relevant provisions of Advertising Law of the PRC, promulgated by the Standing Committee of the National People’s Congress, or the SCNPC in 1994 and latest amended on April 29, 2021, Regulations on the Supervision and Administration of Cosmetics, or the Supervision Regulations, promulgated by the State Council on June 16, 2020 and which became effective from January 1, 2021, and other relevant laws and regulations will result in the restriction, inhibition or delay of our ability to sell products.

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

In August 2024, we sold our manufacturing facilities to a third party to become an asset-light company and agreed for it to manufacture our products on a “make-per-order” basis using the facilities we previously built. Since then, we no longer maintain a full in-house quality control team as we did previously. Instead, we have implemented a standardized sampling inspection approach and shifted certain quality management responsibilities to our contract manufacturers. We also require our contract manufacturers to adhere to our quality standards and relevant PRC product safety requirements, and we conduct periodic sampling inspections to verify compliance.

While this model allows us to streamline operations and leverage the manufacturing expertise of our partners, it also means that we rely to a greater extent on our contract manufacturers’ quality management systems and compliance with applicable laws and regulations. Any failure or perceived failure by our contract manufacturers or by us to comply with applicable product safety laws, regulations or standards, or any sale suspension or product recall, may lead to government investigations, penalties and lawsuits, and may result in adverse publicity, potential significant costs associated with sales suspension or product recalls, and could have a material and adverse effect on our business, financial condition and results of operations.

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

Our operations were affected by the COVID-19 pandemic.

Beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world. Our business and operations were also affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, social and economic activities throughout China were negatively affected, and opportunities for discretionary consumption, especially in offline sales channels, were limited during the period. In response to the pandemic, countries and regions around the world, including mainland China, imposed various measures to contain the spread of the virus. While national and local governments in locations in which we and our key suppliers and business partners operate have relaxed restrictions on business operations since the end of 2022, we cannot guarantee if similar measures will be implemented in the future in the event of resurgence of virus. To date, our business has not experienced material disruptions due to the COVID-19 pandemic. If the financial markets or the overall economy is impacted in the event of resurgence of virus for an extended period, our results of operations, financial position and cash flows may be materially adversely affected.

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

We store and analyze customer and operations data, and security breaches expose us to a risk of loss of such data, litigation and potential liability. Our data is encrypted and saved on cloud-based servers, segregated from the internet, protected by access control, and further backed up in long-distance servers, so as to minimize the possibility of data loss or breach. As of the date of this annual report, we have not experienced material incidents of security breach.

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

For the fiscal year ended June 30, 2025, we had negative cash flows from operations of US$6.5 million. We generated operating profit of US$0.7 million for the fiscal year ended June 30, 2023 and we had operating loss of US$0.03 million and US$38.2 million for the fiscal years ended June 30, 2024 and 2025, respectively. We may require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives, investments or acquisitions we may decide to pursue. To the extent we are unable to generate sufficient cash flow, we may be forced to cancel, reduce or delay these activities. Our ability to generate cash to meet our operating needs and expenditures will depend on our future performance and financial condition, which will be affected by financial, business, economic, legislative, regulatory and other factors, including potential changes in costs, pricing, the success of product innovation and marketing, competitive pressure and consumer preferences. If our cash flows and capital resources are insufficient to fund our cash needs, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations. Alternatively, if our sources of funding are insufficient to satisfy our cash requirements, we may seek to obtain credit facilities or sell equity or debt securities. The sale of equity securities would result in dilution of our existing shareholders. The incurrence of indebtedness would result in debt service obligations and operating and financing covenants that could restrict our operations. Furthermore, it is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all, which could materially and adversely affect our business, financial condition and results of operations.

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

Recently there have been heightened tensions in geopolitical relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia as well as the Israel-Hamas war in the middle east. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. While we currently do not conduct any business operations outside of China, the existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, results of operations and our business strategy. In particular, the United States and China have each imposed, and may continue to impose, tariffs, export controls, import restrictions, and other trade barriers affecting a wide range of goods and industries. Such measures could lead to increased costs for raw materials or products, disruptions to supply chains, restrictions on technology transfers, and overall volatility in market conditions. Any of these developments could adversely impact our business strategy, financial condition, and results of operations.

In addition, the conflicts in Ukraine and the resulting broad economic sanctions on Russia have disrupted global energy and commodities markets, while geopolitical instability in other regions continues to generate uncertainty. Although we do not have substantial operations or suppliers in these areas, there is no guarantee that these global tensions, sanctions, or potential retaliatory trade measures will not further reduce levels of international trade and investment or cause disruptions in global economic and supply chains. Such developments could have a material adverse effect on our business and results of operations.

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

We lease the premises for our offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

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

In the course of auditing our consolidated financial statements as of and for the fiscal year ended June 30, 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies. The material weakness identified relates to (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC and (ii) the lack of robust and formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting and the SEC reporting requirements. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions such as share based compensation and redeemable convertible preferred shares. Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses. However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Laws regulating foreign investment in China include the PRC Foreign Investment Law, or the PRC FIL, effective from January 1, 2020, and the Regulation on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, effective from January 1, 2020. The PRC FIL specifies that foreign investments shall be conducted in line with the “negative list” to be issued or approved by the State Council. While we do not operate in an industry that is currently subject to foreign investment restrictions or prohibition in China, it is uncertain whether our industry will be named in an updated “negative list” to be issued in the future. If our industry is added to the “negative list” or if the PRC regulatory authorities otherwise decide to limit foreign ownership in our industry, there could be a risk that we would be unable to do business in China as we are currently structured. If any new laws and/or regulations on foreign investments in China are promulgated and implemented, such changes could have a significant impact on our current corporate structure, which in turn could have a material adverse impact on our business and operations, the Company’s ability to raise capital and the market price of the Company’s securities. In such event, despite our efforts to restructure to comply with the then applicable PRC laws and regulations in order to continue our operations in China, we may experience material changes in our business and results of operations, our attempts may prove to be futile due to factors beyond our control, and the value of the Company’s securities may significantly decline or become worthless.

The PRC government has significant authority to exert influence on or intervene the operation of China-based issuers, such as us, at any time in relation to how we conduct our business, which could result in a material adverse change in our operations and the value of our securities.

We conduct our business primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant authority to supervise the manner in which we conduct our business activities in accordance with applicable laws and regulations, and may intervene or influence our business at any time as the government deems appropriate to further regulatory, political and societal goals. the Company may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. As a company with limited operating history, we may not be prepared or capable of complying with the requirements in a timely matter, which could result in a material adverse change in our operations, and cause the value of our securities to significantly decline or become worthless and affect the Company’s ability to offer or continue to offer securities to investors.

Further, the PRC government regulates the commercial economy by refining and modifying the legal and regulatory system from time to time in keeping with the developing economic trends and needs of the market. Our ability to operate in China may be affected by reforms and updates in PRC laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Any regulatory intervention or enforcement action by regulatory authorities could influence and result in a material adverse change in our operations and our securities may decline in value as a result. We may need to adjust our operations from time to time to address any concern that may be raised by governmental agencies or otherwise comply with their regulatory requirements or regulatory actions. Also, following the implementation of the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, the PRC government has recently indicated an intent to improve and strengthen the proper oversight and control, based on gathered experience, over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Changes in China’s economic, social or other conditions or government policies could have a material adverse effect on our business, results of operations, financial condition, and the value of our securities.

All of our operations are located in China and substantially all of our assets are located in China. Accordingly, our business, results of operations and financial condition may be influenced by the PRC political, economic and social conditions.

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

Various measures implemented by the PRC government to encourage economic growth and guide the allocation of resources may benefit the overall Chinese economy, but may also have a negative effect on us. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming to sustain the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business, results of operations and financial condition. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our products and adversely affect our competitive position.

As with all standing governments of a sovereign state, the PRC government has the proper authority to promulgate laws, regulations or policies that seek to impose increased scrutiny over, or further revise, the current regulatory regime in certain industries or in certain activities it deems to be in the best interest of China. For instance, the PRC government may, at any time, intervene or influence the business operations in China and may in turn influence specific industries or companies that it deems appropriate to further regulatory, political and societal goals, which may, however, have a material and adverse effect on the short term or future growth of the affected industries and the companies operating in such industries. These actions may significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of our securities to significantly decline or be worthless. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in China-based companies. Any such actions may adversely affect and/or cause a material change to our operations, and result in a material change in the value of our securities.

Our ability to successfully maintain or grow business operations in China depends on various factors, which are beyond its control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations and financial condition could be materially and adversely affected.

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

Personal care industry and certain business models and practices such as the operation of licensing business and export oriented e-commerce business in China are highly regulated, and requires multiple licenses, permits, filings and approvals to conduct and develop business. Currently, we have obtained valid licenses through our subsidiaries, including but not limited to Class II medical device business recordation proof license. However, as a fast-growing company with limited operating history that is continuously exploring more approaches to conduct sales and marketing cost-effectively and capture points of growth, we may be temporarily unable to obtain all the licenses, registrations and filings necessary or advisable for certain of our operations, especially the newly launched ones. As of the date of this annual report, we have not received any notice of warning or been subject to any administrative penalties or other disciplinary actions from the relevant governmental authorities for lack of licenses, permits, registrations or filings. However, we cannot assure you that we will not be subject to any administrative action that may materially and adversely affect our business, financial condition and results of operations.

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

Uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially and adversely affect our business.

Similar to conducting business in other foreign jurisdictions outside of the U.S., we face certain risks arising from a foreign legal system, including risks and uncertainties regarding the changes, interpretation and enforcement of laws and the evolving status of rules and regulations in China can change quickly with very short notice. As a company with limited operating history, we may not be prepared or capable of complying with the changes in a timely matter. While this may apply to other jurisdictions, uncertainties in the changes, interpretation and enforcement of PRC laws, rules and regulations could materially adversely affect our business and/or the value of our securities being offered hereby, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

Under the current PRC legal system, we believe that the Company is not required to obtain any permits, authorizations, or approvals as a holding company with no actual business operation. However, we cannot predict future developments in the PRC legal system. If any PRC laws, rules or regulations is amended or new laws, rules or regulations is published in the future, the Company may need to procure additional permits, authorizations and approvals for its operations, which it may not be able to obtain. Our inability to obtain such permits or authorizations may materially adversely affect its business, financial condition and results of operations.

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

There are uncertainties regarding the enforcement of laws and rules and regulations in mainland China, which can change quickly with little advance notice and there is a risk that the Chinese government may exert more oversight and control over offerings that are conducted overseas, which could materially and adversely affect our business and hinder our ability to offer our securities or continue our operations, and cause the value of our securities to significantly decline or become worthless.

There are uncertainties regarding the future enforcement of the PRC laws and regulations, which can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect our business and hinder our ability to offer or continue our operations and cause the value of our securities to significantly decline or become worthless. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which specifically regulates the overseas securities offering and listing by PRC domestic companies, as the response to the announcement discussed above. Under the Trial Administrative Measures, we are subject to certain filing requirements for any future offerings and the overall supervision by the CSRC. These laws and rules and regulations have shown the Chinese government’s intention to exert more oversight and control over offerings that are conducted overseas.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since administrative and court authorities in mainland China have significant discretion within their scope of authority to interpret and implement statutory and contractual terms, however, it may be more difficult to accurately evaluate or predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy. Furthermore, the legal system of mainland China is based in part on government policies and internal rules, some of which may not come to our attention in a timely manner or at all.

If we cannot fully understand or inaccurately interpret the applications of PRC laws and rules and regulations, including any future laws and regulations, or we fail to comply with them, we may face administrative penalties, which may include fines, public condemnation, suspension or termination of our business in severe cases, which could materially and adversely affect our business and hinder our ability to offer or continue our operations and cause the value of our securities to significantly decline or become worthless.

The New Overseas Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five (5) supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Administrative Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing. If the PRC domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Provisions”) issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Administrative Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Administrative Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to the PRC law and regulations, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and the PRC operating entities to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

The Trial Administrative Measures and the revised Provisions recently issued by the PRC authorities subject us to additional compliance requirements. We cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Administrative Measures, the revised Provisions, or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including, but not limited to the failure to complete the filing procedures with the CSRC if and when required, may significantly limit or completely hinder our ability to continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

On September 24, 2024, the State Council published the Regulations on Network Data Security Management, which became effective on January 1, 2025. The Regulations on Network Data Security Management provides that data processors conducting the activities which affect or may affect national security shall apply for cybersecurity review in accordance with relevant national regulations. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security” this annual report. As of the date of this annual report, neither we nor any of our subsidiaries has been required by any PRC governmental authority to apply for cybersecurity review, nor have we or any of our subsidiaries received any inquiry, notice, warning, sanction in such respect or been denied permission from any PRC regulatory authority to list on U.S. exchanges. Based on the current PRC laws and regulations, in effect and their enforcement, we believe that neither we nor any of our subsidiaries is subject to the cybersecurity review, reporting or other permission requirements by the CAC under the applicable PRC cybersecurity laws and regulations with respect to the offering of our securities or the business operations of our subsidiaries, because neither we nor any of our subsidiaries qualifies as a critical information infrastructure operator or has conducted any data processing activities that affect or may affect national security or holds personal information of more than one million users. However, as PRC governmental authorities have certain discretion in interpreting and implementing statutory provisions and there remains uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, if the PRC regulatory authorities take a position contrary to ours, we cannot assure you that we or any of our subsidiaries will not be deemed to be subject to PRC cybersecurity review requirements under the 2022 Cybersecurity Review Measures or the Regulations on Network Data Security Management as a critical information infrastructure operator or an internet platform operator that is engaged in data processing activities that affect or may affect national security or holds personal information of more than one million users, nor can we assure you that we or our subsidiaries would be able to pass such review. If we or any of our subsidiaries fails to receive any requisite permission or approval from the CAC for the business operations of our subsidiaries, or the waiver for such permission or approval, in a timely manner, or at all, or inadvertently conclude that such permission or approval is not required, or if applicable laws, regulations or interpretations change and obligate us to obtain such permission or approvals in the future, we or our subsidiaries may be subject to fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations. In addition, we could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future pursuant to new laws, regulations or policies. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with applicable laws and regulations may result in fines, suspension of business, website closure, revocation of business licenses or other penalties, as well as reputational damage or legal proceedings or actions against us, which may have a material adverse effect on our business, financial condition or results of operations.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report includes audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act (“HCFAA”) if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our Ordinary Shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our Ordinary Shares.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

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

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, was signed into law, which reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. As a result, the risks mentioned above have been heightened.

Notwithstanding the foregoing, our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Audit Alliance LLP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HCFAA, and ultimately result in a determination by a securities exchange to delist the our securities. Accordingly, the HCFAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

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

A number of PRC laws and regulations have established procedures and requirements in relation to the merger and acquisition activities in China by foreign investors. In addition to the Anti-monopoly Law itself, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by National Development and Reform Commission(“NDRC”) and the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic company. In addition, pursuant to relevant anti-monopoly laws and regulations, the State Administration for Market Regulation should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic companies that raise “national security” concerns are subject to strict review by NDRC and the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

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

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the 2024 Negative List, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that the relevant government authorities will not interpret or implement the PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

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

Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “- If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

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

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct all of our operations in China, and substantially all of our assets are located in China. In addition, all of our senior executive officers and directors reside within mainland China for a significant portion of the time and all of them are mainland China nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, you may face uncertainties to the recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision, as the case may be in many other jurisdictions.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The value of the RMB, which is the currency of the PRC, against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In August 2015, the People’s Bank of China changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2018, the value of the RMB appreciated by approximately 5.5% against the U.S. dollar; and in 2019, the RMB appreciated by approximately 1.9% against the U.S. dollar. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Our business is conducted in the PRC through our PRC subsidiaries, and their books and records are maintained in RMB. The financial statements that we file with the SEC and provide to our shareholders are partly presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our PRC subsidiaries’ assets and results of operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, since our Ordinary Shares offered in the U.S. are offered in U.S. dollars, we need to convert the net proceeds from securities offerings we receive into RMB in order to use the funds for our PRC subsidiaries’ business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our PRC subsidiaries’ business.

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

Risks Related to Our Securities and the Trading Market

The Company’s share price may be volatile and could decline substantially.

The market price of the Company’s Ordinary Shares may be volatile, both because of actual and perceived changes in the Company’s financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in the Company’s share price may include, among other factors, the following:

●	actual or anticipated variations in the financial results and prospects of the Company or other companies in the same industry;

●	changes in financial estimates by research analysts;

●	changes in the market valuations of other comparable companies;

●	announcements by the Company or its competitors of new products and services, expansions, investments, acquisitions, strategic partnerships, or joint ventures;

●	mergers or other business combinations involving the Company;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting the Company or its industry;

●	the trading volume of our Ordinary Shares in the public market;

●	the release of lockup, escrow, or other transfer restrictions on the Company’s outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in economic conditions, including fluctuations in global and Chinese economies;

●	financial market conditions;

●	natural disasters, terrorist acts, acts of war, or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities have been volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of our Ordinary Shares.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the Ordinary Shares and could materially impair the Company’s ability to raise capital through equity offerings in the future. As of the date of this annual report, 95,037,444 of our Ordinary Shares are issued and outstanding. We cannot predict what effect, if any, market sales of Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these Ordinary Shares for future sale will have on the market price of our Ordinary Shares.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our Company or our business, our Ordinary Shares price and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts commence coverage of our Company, the trading price for our Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover our Company downgrade our securities or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on our Company, demand for our Ordinary Shares could decrease, which might cause our Ordinary Share price and trading volume to decline.

The Company’s amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”) contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

The Company’s Amended and Restated Memorandum and Articles of Association contains provisions to limit the ability of others to acquire control of the Company or cause the Company to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of the Company in a tender offer or similar transaction. For example, the Company’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company’s board of directors decides to issue preference shares, the price of our Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares may be materially and adversely affected.

Mr. Wenquan Zhu has significant voting power and may take actions that may not be in the best interests of our other shareholders.

Mr. Wenquan Zhu, the chairman of the board of directors and chief executive officer of our Company, beneficially owns 70,000,000 Ordinary Shares, representing approximately 73.66% of the aggregate voting power of our issued and outstanding Ordinary Shares as of the date of this annual report. The interests of Mr. Wenquan Zhu may not be the same as or may even conflict with your interests. For example, Mr. Wenquan Zhu could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

If our Company ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, it is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it is not required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations.

We are a “controlled company” within the meaning of the Nasdaq listing rules and we follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, Mr. Wenquan Zhu, our chief executive officer and chairman of the board of directors, beneficially owns approximately 73.66% of the aggregate voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We have elected to rely on this exemption and as of the date of this annual report, we have seven directors, including four non-independent directors and three independent directors. Accordingly, our shareholders do not have the same level of protection as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing rules that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We have relied on and plan to rely on home country practice with respect to our corporate governance. Specifically, we have elected to be exempt from the requirements under Nasdaq Listing Rule 5635 to obtain shareholder approval for (i) the issuance 20% or more of our outstanding Ordinary Shares or voting power in a private offering, (ii) the issuance of securities pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended, (iii) the issuance of securities when the issuance or potential issuance will result in a change of control of our Company, and (iv) certain acquisitions in connection with the acquisition of the stock or assets of another company.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The requirements of being a public company may strain the Company’s resources, divert the Company’s management’s attention and affect the Company’s ability to attract and retain qualified board members.

The Company is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq listing requirements and other applicable securities rules and regulations. As such, the Company has incurred additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase even more if the Company no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that the Company files annual and current reports with respect to the Company’s business and operating results. The Sarbanes-Oxley Act requires, among other things, that the Company maintains effective disclosure controls and procedures and internal control over financial reporting. The Company may need to hire more employees or engage outside consultants to comply with these requirements, which will increase the Company’s costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. The Company expects these laws and regulations to increase the Company’s legal and financial compliance costs and to render some activities more time-consuming and costly, although the Company is currently unable to estimate these costs with any degree of certainty.

Many members of the Company’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. The Company’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent the Company from improving its business, financial condition and results of operations. The Company has obtained directors and officers liability insurance; however, the cost of maintaining such coverage is expected to be significant, and premiums may increase over time as the Company continues to operate as a public company. In addition, the scope of available coverage may be limited compared to that of more established public companies. These additional obligations could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. These factors could also make it more difficult for the Company to attract and retain qualified members of its board of directors, particularly to serve on the Company’s audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report required of a public company, the Company’s business and financial condition will become more visible, which the Company believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, the Company’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in the Company’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on the Company’s business, financial condition, results of operations, prospects and reputation.

There may exist difficulties with respect to effecting service of legal process in mainland China against the Company or its management through shareholder claims, including securities law and fraud claims, and the enforcement of foreign judgments and acceptance of such lawsuits by the courts in mainland China will depend on specific provisions of the existing or then effective laws and regulations of the PRC.

We are a holding company incorporated in the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, all of the Company’s senior executive officers and directors are PRC nationals and reside within China for a significant portion of the time. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for the Company’s shareholders to pursue claims, including securities law and fraud claims, upon the Company or those persons inside China. In addition, as this occurs in many other jurisdictions, the recognition and enforcement in China of judgement in respect of any matters that are not subject to a binding arbitration clause in these non-PRC jurisdictions depends on specific provisions of the laws and regulations existing or then effective in China.

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

According to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators, and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. See also “- Risks Related to Our Securities and the Trading Market - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the Cayman Islands law.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because the Company is incorporated under the Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the Company’s directors, actions by the Company’s minority shareholders and the fiduciary duties of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like the Company have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. The Company’s directors have discretion under its articles of association to determine whether or not, and under what conditions, its corporate records may be inspected by its shareholders, but are not obliged to make them available to its shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, the Company’s public shareholders may have more difficulty in protecting their interests in the face of actions taken by the Company’s management, users of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

The Company is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors, which could have a material and adverse effect on the Company, including the Company’s growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Ordinary Shares held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were a non-foreign private issuer. We cannot predict if investors will find our Ordinary Shares less attractive because we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market and share price for our Ordinary Shares may be more volatile.

If we are classified as a Passive Foreign Investment Company, or PFIC, U.S. taxpayers who own our Ordinary Shares may have adverse U.S. federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. In determining the value and composition of our assets for purposes of the PFIC asset test, the cash we raised in past securities offering will generally be considered to be held for the production of passive income.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raised in past offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We have determined that for this fiscal year we are not a PFIC. We will continue to make this determination following the end of any particular tax year. Prospective investors who are U.S. taxpayers should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Status.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Big Tree Cloud Holdings Limited was incorporated in the Cayman Islands as a merger vehicle to facilitate the Business Combination between Plutonian a blank check company incorporated in the state of Delaware which was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and Holdco, which was incorporated in Cayman Islands. Upon closing of the Business Combination on June 6, 2024, Holdco merged with Merger Sub 1, with Holdco being the surviving entity. Plutonian merged with Merger Sub 2, with Plutonian being the surviving entity. As a result of the Business Combination, both Holdco and Plutonian became a wholly owned subsidiary of the Company and the business of Holdco became our business. Starting from June 7, 2024, our Ordinary Shares were listed on Nasdaq Global Market under the symbols “DSY” and the Warrants were listed on the Nasdaq Capital Market under the symbol “DSYWW.” Our Company conducts all of our operations and generates all of our revenue through our subsidiaries in the PRC.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

Disposal of Dongguan Dashuyun Daily Necessities Co., Ltd.

On July 29, 2024, Guangdong Dashuyun entered into a share transfer agreement with a third party to dispose 100% equity of its wholly-owned subsidiary, Dongguan Dashuyun Daily Necessities Co., Ltd., together with its branches, with a total consideration of RMB38,000,000 (approximately $5,267,317). The disposal was completed on September 3, 2024, resulting a gain of $4,802,411 on the disposal of Dongguan Dashuyun Daily Necessities Co., Ltd. See Note 4 to the financial statements included elsewhere in this annual report.

Acquisition and Disposal of Guangdong Yunjia

On January 10, 2025, Guangdong Dashuyun and Guangdong Jiasiwei New Materials Technology Co., Ltd. (“Guangdong Jiasiwei”) jointly established Guangdong Yunjia Innovative Materials Co., Ltd. (“Guangdong Yunjia”), in which Guangdong Dashuyun holds 51% equity interests. Guangdong Yunjia is primarily engaged in the research, development, production and sales of hot air nonwoven fabrics.

On September 8, 2025, Guangdong Dashuyun entered into a share transfer agreement (the “Agreement”) with Guangdong Jiasiwei. Pursuant to the Agreement, Guangdong Dashuyun agreed to transfer all of its 51% equity interests in Guangdong Yunjia to Guangdong Jiasiwei for a total consideration of RMB 5,100,000.

Prior to the transfer, Guangdong Dashuyun held 51% of the equity interests in Guangdong Yunjia, and Guangdong Jiasiwei held 49%. Upon completion of the share transfer, Guangdong Yunjia ceased to be a subsidiary of Guangdong Dashuyun. Guangdong Jiasiwei has paid the full purchase price in accordance with the terms of the Agreement.

On October 14, 2025, Guangdong Dashuyun and Guangdong Jiasiwei entered into a supplemental agreement (the “Supplemental Agreement”) to confirm the completion of the share transfer and the handover of Guangdong Yunjia. Pursuant to the Supplemental Agreement, both parties acknowledged that, although the share transfer registration had been completed on September 9, 2025, Guangdong Dashuyun had continued to manage and operate Guangdong Yunjia until the date of the Supplemental Agreement for practical reasons. As of October 14, 2025, Guangdong Jiasiwei has assumed full management and operational control of Guangdong Yunjia, and Guangdong Dashuyun no longer has any rights to, or obligations for, the profits, risks, or losses of Guangdong Yunjia.

Nasdaq Notification Letters

On August 5, 2024, the Company received a written notification (the “Notification Letter”) from Nasdaq, notifying the Company that it is not in compliance with the minimum market value of publicly held shares requirement (“MVPHS”) set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Global Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum MVPHS of US$15 million, and Nasdaq Listing Rule 5810(c)(3)(D) provides that the failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the MVPHS of the Company for the last 33 consecutive business days, the Company did not meet the minimum MVPHS requirement.

On September 23, 2024, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from August 19, 2024 through September 20, 2024, the MVPHS of our Ordinary Shares has been US$15 million or greater. Accordingly, the written notice stated that the Company has regained compliance with the MVPHS listing requirement set forth under the Rule.

On March 13, 2025, the Company received another written notification (the “Additional Notification Letter”) from Nasdaq notifying the Company that for the last 30 consecutive business days, or from January 27, 2025 to March 12, 2025, the Company’s MVPHS was below the minimum of $15 million required for continued listing on The Nasdaq Global Market. In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company is given 180 calendar days from the date of the Nasdaq Notice, or until September 9, 2025 (the “Compliance Date”), to regain compliance with respect to the MVPHS Requirement. The Additional Notification Letter states that to regain compliance with the MVPHS Requirement, the Company’s MVPHS must close at $15 million or more for a minimum of ten (10) consecutive business days during the compliance period ending on the Compliance Date.

On July 11, 2025, the Company received a notice from the Staff of Nasdaq notifying the Company that Staff has determined that for the last 11 consecutive trading days, from June 25, 2025 to July 10, 2025, the Company’s MVPHS has been US$15 million or greater. Accordingly, the Company has regained compliance with the MVPHS Requirement.

Adoption of 2024 Equity Incentive Plan

On October 31, 2024, our Board of Directors approved the adoption of the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan (the “2024 Incentive Plan”). Under the 2024 Incentive Plan, we will be permitted to grant share options, restricted shares, restricted share units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified directors, employees, franchisees and other individuals. The maximum number of shares issuable under the 2024 Incentive Plan is 11,416,109 Ordinary Shares, to be increased on the first day of each fiscal year of the Company during the term of the 2024 Incentive Plan commencing with the fiscal year beginning July 1, 2024, by an amount equal to 1.0% of the total number of issued and outstanding Ordinary Shares on the last day of the immediately preceding fiscal year. As of the date of this annual report, we have issued 9,892,382 Ordinary Shares to certain distributors and employees under the 2024 Incentive Plan.

Corporate Information

Our principal executive office is located at Building B4, Qianhai Shengang Fund Town, Nanshan District, Shenzhen, China 518052. Our telephone number at this address is +86 0755 2759-5623. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168, United States.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is https://ir.bigtreeclouds.com. The information contained on our website is not a part of this annual report.

B. Business Overview

Mission

To build an integrated platform for the consolidation and development of China’s personal care industry.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands with no substantive operation. We carry out our business in China primarily through our PRC operating subsidiaries. We are a consumer-oriented, mission-driven and technology-empowered company encompassing development, production, distribution and sales and brand promotion of personal care products and other consumer goods under a consumer to manufacturer and merchant model, or C2M. We are devoted to establishing a platform to consolidate the vast resource of the personal care product industry in China and strive to become a well-known brand in China and globally. In particular, we focus on the development and production and sales of feminine hygiene products including sterilized feminine pads, menstrual pants and other feminine hygiene products. We incorporated a C2M model as part of our platform to connect our online and offline operations to create a community for our consumers to provide product feedbacks and requests and enhance our continuous delivery of high-quality products. We aim to integrate our resources and capabilities to promote our brand in order to strengthen our competitiveness in the vast feminine hygiene and personal care market in China.

As an emerging company with expanding business operations, our product portfolio included, as of the date of this annual report, more than 50 commercialized products, including nine series of feminine pads. Big Tree Cloud is our flagship brand for feminine hygiene products, under which we have developed and commercialized multiple series of sterilized feminine pad products and menstrual pants products, including the Gold Series, DSY Air Series, Aurora Series, Classic Series, Favorita Series, O2 Series and Cloud Pants. In addition, we also own Yaluota, our sub-brand specifically designed for the younger age group, under which we have developed and commercialized feminine hygiene pad products including the Smiling Series, Youth Series and Z Series. We currently focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including body and oral care products, accessories and other products (primarily the distribution of dietary supplements) to address unmet needs of our core consumer base. We have continuously expanded our products coverage in China as we have established sales channels with over 200 large retail stores and supermarkets as of the date of this annual report.

We previously owned two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters, which mainly serves the production function for our feminine pad products. In August 2024, we sold our manufacturing facilities to a third party to become an asset-light company and agreed for it to manufacture our products on a “make-per-order” basis using the facilities we previously built. We have experience working with third-party manufacturers to complement our production capabilities and will continue this model to allocate resources efficiently. Engaging independent manufacturers for our body, oral care, and other products gives us flexibility to diversify our portfolio, control costs, and maintain strict quality standards to meet consumer demand. We sold our facilities as part of our resource optimization and business development strategy.

We have experienced strong financial performance since our inception. For the fiscal years ended June 30, 2025, 2024 and 2023, our net revenues were US$2.6 million, US$7.3 million and US$6.3 million, respectively. Our revenues from the sales of sterilized feminine hygiene products represented 37.3%, 70.5% and 60.2% of our revenues for the fiscal years ended June 30, 2025, 2024 and 2023, respectively. We continue to rely on the sales of our feminine hygiene products to sustain our business operation. At the same time, we aim to accelerate the development of our other products to diversify our product offerings to achieve optimal financial performance.

Discontinued Operations

Having operated in China’s personal and feminine hygiene care industry, we identified significant opportunities in developing and producing raw materials for feminine pads, enabling us to diversify our operations and position ourselves as a reliable supplier to medium-size manufacturers. On January 10, 2025, Guangdong Dashuyun and Guangdong Jiasiwei jointly established Guangdong Yunjia, in which Guangdong Dashuyun holds 51% equity interests. Guangdong Yunjia is primarily engaged in the research, development, production and sales of hot air nonwoven fabrics. Its main products include hot air, spunbond, double-card, perforated, and printed nonwoven fabrics and it offers functional nonwoven solutions by applying microcapsules or active ingredients through various finishing techniques, enabling features such as moisturizing, deodorizing, antibacterial, and mosquito-repellent effects.

On September 8, 2025, Guangdong Dashuyun entered into a share transfer agreement with Guangdong Jiasiwei and transferred all of its 51% equity interests in Guangdong Yunjia to Guangdong Jiasiwei for a total consideration of RMB 5,100,000. The share transfer registration was completed on September 9, 2025 and Guangdong Dashuyun had continued to manage and operate Guangdong Yunjia until October 14, 2025. As of October 14, 2025, Guangdong Jiasiwei had assumed full management and operational control of Guangdong Yunjia, and Guangdong Dashuyun no longer had any rights to, or obligations for, the profits, risks, or losses of Guangdong Yunjia.

The sale of Guangdong Yunjia was primarily driven by the Company’s strategic transformation and focus on resource optimization. The business represented by Guangdong Yunjia is no longer aligned with the Company’s core development priorities. The sale of Gunagdong Yunjia is expected to optimize the Company’s asset structure, improve operational efficiency, and enhance long-term profitability.

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

In October 2022, we obtained a utility model patent for our novel anti-leakage feminine pads. We added a leak-proof pack near the junction between each wing and the contact surface of the pad. The outer edge of the leak-proof pack is connected to the outer edge of the contact surface of the pad, and the inner edge of the leak-proof pack is connected to a set position on the contact surface. The leak-proof packs are slightly higher than the contact surface of the pad. Compared to the traditional leak-proof edge, our leak-proof pack uses more materials and has a larger leak-proof surface to provide better anti-leakage performance. This design can effectively prevent menstrual blood from leakage, to significantly improve user experience. In addition, the surface of our leak-proof pack is smoother than the traditional leak-proof edge, which improves the comfort level of our feminine pads.

Big Tree Cloud is our flagship brand for feminine hygiene products. As of the date of this annual report, we have nine series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences under the Big Tree Cloud brand.

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

The Yaluota brand is our sub-brand of feminine hygiene products specifically designed for the younger age group. As of the date of this annual report, we have three product series under the Yaluota brand.

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

Other products

Our other products primarily consist of the distribution of dietary supplements, such as glucosamine supplement, ginseng tablets and reishi mushroom spore powder. We distributed these dietary supplements to complement our primary operations, and revenues generated from other products comprise a minimal amount of our total revenue. We ceased the distribution of the dietary supplements as of December 31, 2023 to focus on our primary operations.

Seasonality

Our products are generally not affected by persistent and long-term seasonal fluctuations due to the essential nature of our products for female customers, which keeps a relatively consistent demand throughout the year. However, as a result of higher sales volume during a series of shopping festivals across e-commerce platforms, such as “618,” “Double 11” and “Double 12,” we typically record higher transaction volumes and revenue in the second and the fourth calendar quarters of each year. Since we have a limited operating history, the seasonal trends that we have experienced in the past may not be representative of future trends.

Big Tree Cloud Convenience Stores

Our Big Tree Cloud convenience stores were established in early 2023 as part of our downstream operations to enhance brand exposure and consumer engagement through an offline retail presence. The stores combined our membership system with a convenient shopping experience and operated under both self-operated and licensed models. However, due to the increasingly challenging operating environment for brick-and-mortar retail businesses in China, including rising rental and labor costs and declining consumer foot traffic, we have discontinued our Big Tree Cloud convenience store operations. As a result, as of the date of this annual report, we no longer operate or license convenience stores under the Big Tree Cloud brand.

We remain focused on optimizing our resources and enhancing operational efficiency by reallocating efforts toward our core businesses and online channels, which we believe offer greater scalability and cost-effectiveness under current market conditions.

Consumers

We believe that our consumers are modern, health-conscious and independent-minded, and that they seek high-quality, effective and thoughtfully designed products available in the market. Our target consumers cover a wide range of age groups, geographical locations and income level. Approximately 15% of our consumers are from tier 1 cities in China, and the remaining 85% are from other tier 2 cities, tier 3 cities and suburban areas. We expect to further expand our consumer base in terms of geographical locations and age groups as we continue to enhance our brand awareness and expand our distribution channels. Our consumers are digitally inclined and mobile-centric, and hold the quality of the products they use as the highest priority. We also believe our consumers would build trust and connections with brands that offer high-quality products that resonate with their values, and it our goal to utilize this principle to achieve optimum operation.

Product development

We continue to strengthen our research and development (“R&D”) capabilities and advance our strategic layout in the field of new materials. During the fiscal year ended June 30, 2025, we increased our R&D investment and focused on the frontier technology development and industrial application of super absorbent polymer (SAP) materials. We are committed to enhancing the overall performance of our products through innovations in molecular structure design and synthesis processes, targeting improvements in absorption rate, liquid retention capacity, salt tolerance and biodegradability.

Our R&D efforts have achieved important interim progress. At the laboratory stage, we successfully developed a new type of high-performance SAP sample, which demonstrated outstanding key performance indicators and significant technical advantages in testing. Meanwhile, we have made positive breakthroughs in process optimization and cost control, laying a solid technical foundation for future pilot-scale production and industrial application.

This research progress is expected to further strengthen our competitive advantage in traditional application fields such as premium sanitary materials and agricultural water retention, while also supporting our expansion into emerging high value-added markets, including medical materials and intelligent water and soil management. Looking forward, we plan to continue advancing the in-depth R&D and commercialization of this technology to drive the Company’s high-quality growth through innovation.

Manufacturing and Supply Chain

Third-party production

As of October 2025, we rely on our trusted third-party partners to handle our production needs. These manufacturers procure raw materials and conduct production based on our mandated specifications, designs and production techniques. All of our outsourced manufacturers are located in China and have established high-quality production standards by serving industry-leading brands. To fulfill our large order volume with short turnover times, many of our outsourced manufacturers have also expanded their manufacturing capabilities with investment in automated production lines, multiple sets of customized tools and expanded storage for raw materials.

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

Permits and licenses

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

However, the licensing requirements in China are constantly evolving, and our PRC subsidiaries may be subject to more stringent regulatory requirements due to changes in the political or economic policies in the relevant jurisdictions. The Company cannot assure you that our PRC subsidiaries will be able to satisfy such regulatory requirements, and as a result, our PRC subsidiaries may be unable to retain, obtain or renew relevant licenses, permits or approvals in the future. If our PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and our PRC subsidiaries are required to obtain additional permissions or approvals in the future, our PRC subsidiaries may have to spend great efforts and expenses to obtain such clearance, otherwise it may be subject to administrative penalties or sanctions, which may materially and adversely affect our business, financial condition and results of operations. For risks relating to licenses and approvals required for our PRC subsidiaries’ operations in China, see “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — If we fail to obtain and maintain the requisite licenses, permits, registrations and filings applicable to our business, or fail to obtain additional licenses, permits, registrations or filings that become necessary as a result of new enactment or promulgation of government policies, laws or regulations or the expansion of our business, our business and results of operations may be materially and adversely affected.” If our PRC subsidiaries fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment for operating their business in China, financial condition, results of operations and the value of our ordinary shares may be materially and adversely affected, completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights and patents. As of October 23, 2025, we have registered 42 trademarks. Our principal trademark assets include the trademarks “Big Tree Cloud” and “Yaluota.” As of October 23, 2025, we owned one registered design patent and one registered utility model patent granted by the PRC State Intellectual Property Office, as well as ten registered copyrights issued by either the National Copyright Administration of the PRC or the Copyright Administration of Guangdong Province.

We further protect our intellectual property, such as unpatented proprietary expertise and production formulation, innovation and other know-how through confidentiality agreements which we include in our employment contracts and in our agreements with third-party manufacturers and business partners to whom our formulae, designs or business information may be made available. We also regularly monitor the market for infringement of our intellectual properties and will vigorously pursue and defend our rights against third parties whom we believe have infringed upon our intellectual property rights. As of the date of this annual report, we have not experienced any material difficulties in protecting against the infringement of our intellectual property rights.

As of the date of this annual report, we have not had any material action brought against us by any third parties claiming that we have infringed any of their intellectual property rights. However, from time to time we may be involved in disputes relating to intellectual property rights belonging to or asserted by third parties.

Competition

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We compete with both established multinational and domestic brands, as well as small targeted niche brands that continue to enter the Chinese and global personal care markets. We believe that we compete primarily on the basis of perceived value, including product quality, product efficacy, consumer experience, promotional activities, marketing campaigns, new product introductions, package design, e-commerce initiatives, direct sales, supply chain management and other activities. In response to these competition factors, we continue to devote resources to product development and intellectual property protection. We also strive to refine our production management to reduce costs and increase production capacity while ensuring the delivery of products with consistent quality. Our marketing campaigns are expected to further increase our brand exposure as well as market share. However, it is difficult for us to predict the timing, scale and effectiveness of our competitors’ actions in these areas or the timing and impact of new entrants into the marketplace. For additional risks associated with our competitive position, see “Item 3. Key Information - Risk Factors - Risk Relating to Our Business and Industry - The personal care industry is highly competitive.” If we are unable to compete effectively, we may fail to gain or lose our market share and our business, results of operations and financial condition may be materially and adversely affected.”

Facilities

Our principal executive office is located at Building B4, Qianhai Shengang Fund Town, Nanshan District, Shenzhen 518052, China, with a total gross floor area of approximately 1,492.53 square meters. This office also accommodates our sales and marketing, customer service, and other administrative functions. We lease the premises under a tenancy agreement with a current monthly rent of RMB278,700.13 for a term of three years and ten months, from September 30, 2024 to July 30, 2028. In addition, we also own seven office units located at No. 1 Jin’an Road, COFCO Cloud View Plaza, Guangming District, Shenzhen, Guangdong Province, China, with a total gross floor area of approximately 898.73 square meters. We occupy part of these offices for our own operations and lease out the remaining portions to third parties.

We previously owned two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters, which mainly served the production function for our feminine pad products. In August 2024, we sold our manufacturing facilities to a third party in order to become an asset-light company. To ensure our production capabilities, we have reached an agreement with the third-party for it to manufacture our products on “make-per-order” business using the facilities we previously constructed. We are fully able to work with third-party manufacturers since we cooperated with third-party manufacturers to complement our production capabilities in the past, and we will continue to use this model to allocate our resources sufficiently.

Employees

As of June 30, 2025, we had 20 full-time employees, all of whom are based in China, primarily at our headquarters in Shenzhen, China.

The following table sets forth the number of our employees by function as of June 30, 2025.

Function:
R&D and Product Development	2
Sales and Marketing	5
Manufacturing	2
Information Technology	2
Administration and Finance	5
Management	4
Total	20

As required under PRC regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, work-related injury, and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. However, we cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. See “Item 3. Key Information - Risk Factors - Risks Related to Doing Business in China - Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.”

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We enter into standard confidentiality and employment agreements with our key employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees are represented by labor unions.

Insurance

We maintain a range of insurance coverage in relation to our business that is customary for our industry, including, without limitation, compulsory traffic accident liability, and commercial motor vehicle insurance. We have not made any material claims on any insurance policy maintained by us as of the date of this annual report.

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

Regulations

The discussion below sets forth a summary of the principal laws, regulations, and rules relevant to our business and operations in mainland China.

Laws and Regulations Relating to Disinfection Hygienic Products

According to the Hygiene License Regulations for Disinfection Product Production Enterprises (the “Hygiene License Regulation”) which was promulgated by the Ministry of Health on November 16, 2009 and latest amended on May 9, 2017, enterprises who engaged in the production and packaging of disinfection products in PRC must apply for the Hygiene License for Disinfection Product Production Enterprises in accordance with the requirements of the Hygiene License Regulation. Disinfection product production enterprises shall engage in production activities in accordance with the approved content, only within the scope of the license, and shall not change the approved production methods, production projects, production categories, production processes, and production workshop layout without authorization. After obtaining the health license, if there are changes in the production mode, production items, or production category, an application for change shall be submitted to the provincial health administrative department. If there are changes in the production process or workshop layout, new production process flow diagrams or workshop layout diagrams shall be submitted to the provincial health administrative department and shall be included in the original document, as they meet the requirements after reviews.

Laws and Regulations Relating to E-Commerce

According to the E-Commerce Law of the PRC which was promulgated by the SCNPC on August 31, 2018 and became effective on January 1, 2019, e-commerce operators refer to natural persons, legal persons and unincorporated organizations that engage in business activities of selling commodities or offering services through the internet and other information networks, including e-commerce platform operators, intraplatform business operators and other e-commerce operators that sell commodities or offer services through a self-built website or other network services. Intra-platform business operators shall mean e-commerce business operators selling goods or providing services through an e-commerce platform. An e-commerce operator shall, in business operation, abide by the principles of voluntariness, equality, fairness and good faith, observe the law and business ethics, fairly participate in market competition, perform obligations in aspects including protection of consumer rights and interests, environment, intellectual property rights, cybersecurity and individual information, assume responsibility for the quality of products or services and accept the supervision by the government and the public. E-commerce operators shall complete the market entity registration (unless no such registration is required by laws and administrative regulations) and obtain the relevant administrative licenses for conducting those operational activities which are required by law to obtain administrative licenses. Commodities sold or services offered by e-commerce operators shall meet the requirements to protect personal and property safety and the environmental protection requirements, and e-commerce operators shall not sell or provide any commodity or service prohibited by laws and administrative regulations.

Regulations on Internet Information Security and Privacy Protection

Regulations on Internet Information Security

On July 1, 2015, the SCNPC promulgated the National Security Law of the PRC, which became effective on the same day, pursuant to which the state shall safeguard the sovereignty, security and cybersecurity development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investments, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017 and is applied to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators shall comply with laws and regulations and fulfil the obligations to safeguard the security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures in accordance with the mandatory requirements of laws, regulations and national standards to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data, and network operators shall not collect the personal information irrelevant to the services provided, or collect or use the personal information in violation of the provisions of laws or agreements between both parties.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC (the “Data Security Law”), which became effective on September 1, 2021. The Data Security Law mainly sets forth specific provisions regarding the establishment of basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency response system. In addition, the Data Security Law clarifies the data security protection obligations of organizations and individuals carrying out data activities and implements data security protection responsibilities.

On September 24, 2024, the CAC issued the Regulations on the Administration of Cyber Data Security (the “Regulations on Data Security”), which became effective on January 1, 2025. The Regulations on Data Security stipulates that, among others, data processors processing data that affects or may affect national security must report to the CAC for a cybersecurity review. However, the Regulations on Data Security provides no further explanation or interpretation of “affects or may affect national security”. According to th Regulations on Data Security, any entity identified as an important data processor is required to conduct an annual risk assessment on its data processing activities and submit a risk assessment report to the competent authority at or above the provincial level. In addition, an important data processor that handle specific types or volumes of important data as prescribed by the competent authorities is required to conduct security background checks on their data security officers and personnel in key positions and to enhance the training of such personnel.

On December 28, 2021, the CAC and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, among others, (i) critical information infrastructure operators that purchase network products and services or network platform operators that engage in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office, the department which is responsible for the implementation of cybersecurity review under the CAC; (ii) network platform operators with personal information data of more than one million users that seek for listing in a foreign country are obliged to apply for a cybersecurity review by the Cybersecurity Review Office; and (iii) the relevant regulatory authorities may initiate cybersecurity review if such regulatory authorities determine that the enterprise’s network products or services, or data processing activities affect or may affect national security.

According to the Security Protection Regulations for Critical Information Infrastructure, which was promulgated by the state council on July 30, 2021 and became effective on September 1, 2021, critical information infrastructure refers to the important network facilities and information systems in important industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data, may result in serious damage to national security, the national economy and the people’s livelihood and public interests. The competent authorities and supervisory authorities of the abovementioned important industries and fields are the authorities responsible for the security protection of critical information infrastructure.

Regulations on Privacy Protection

Pursuant to the PRC Civil Code, personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of the others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of the others, or illegally purchase or sell, provide, or make public personal information of the others.

Further, the Ninth Amendment to the Criminal Law of the PRC, which was issued by the SCNPC on August 29, 2015 and became effective on November 1, 2015, stipulates that any network service provider that fails to fulfil the obligations related to information network security management as required by applicable laws and administrative regulations and refuses to take corrective measures, will be subject to criminal liability for causing (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (a) illegally sells or provides personal information to the others or (b) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of PRC (the “Personal Information Protection Law”), which became effective on November 1, 2021. Pursuant to the Personal Information Protection Law, the processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure, deletion, etc. of personal information, and before processing personal information, personal information processors shall truthfully, accurately and completely inform individuals of the following matters in a conspicuous manner and in clear and easy-to-understand language: (i) the name and contact information of the personal information processor; (ii) purpose of processing personal information, processing method, type of personal information processed, and retention period; (iii) methods and procedures for individuals to exercise their rights under the Personal Information Protection Law; and (iv) other matters that shall be notified as required by laws and administrative regulations. Based on the processing purposes and processing methods of personal information, types of personal information, impacts on personal rights and interests, and possible security risk, etc., personal information processors shall also take the following measures to ensure that personal information processing activities comply with laws and administrative regulations and to prevent unauthorized access and personal information leakage, tampering, and loss: (i) formulating internal management systems and operating procedures; (ii) implementing classified management of personal information; (iii) adopting corresponding security technical measures such as encryption and de-identification; (iv) reasonably determining the operating authority for personal information processing, and regularly conduct safety education and training for practitioners; (v) formulating and organising the implementation of emergency plans for personal information security incidents; and (vi) other measures stipulated by laws and administrative regulations.

Where personal information is processed in violation of the provisions of the Personal Information Protection Law, or the processing of personal information fails to fulfil the personal information protection obligations thereunder, the department performing personal information protection duties shall order corrections, give warnings, confiscate illegal gains, and order to suspend or terminate the provision of services by the applications that illegally process personal information; if the personal information processor refuses to make corrections, a fine of not more than RMB1 million shall be imposed; the directly responsible person in charge and other directly responsible personnel shall be fined for not less than RMB10,000 but not more than RMB100,000. For any aforesaid illegal act with serious circumstances, the department performing personal information protection duties at or above the provincial level shall order the personal information processor to make corrections, confiscate the illegal gains, impose a fine of less than RMB50 million or less than 5% of the previous year’s turnover, order the suspension of relevant business or suspend business for rectification and notify the relevant competent authority to revoke the relevant permits or business license; impose a fine of not less than RMB100,000 but not more than RMB1 million on the directly responsible person in charge and other directly responsible personnel, and may decide to prohibit them from serving as a director, supervisor, senior management and person in charge of personal information protection of related companies within a certain period of time.

Regulation Related to Administration of Medical Devices

Pursuant to the Measures for the Supervision and Administration of Medical Devices Operation promulgated on July 30, 2014 and amended on November 17, 2017 and latest amended on March 10, 2022 and became effective from May 1, 2022, licensing or recordation is not required for business activities involving Class I medical devices, while recordation administration shall apply to business activities involving Class II medical devices, and licensing administration shall apply to business activities involving Class III medical devices.

According to the Administration and Supervision Measures of Online Sales of Medical Devices (the “Online Medical Devices Sales Measures”), which became effective on March 1, 2018, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or have been filed for record in accordance with laws and regulations, unless such licenses or record-filing is not required by laws and regulations.

Laws and Regulations on KOLs (Key Opinion Leader) and Online Celebrities

Laws and Regulations on Advertisements

The Advertising Law of the People’s Republic of China (the “Advertising Law”) was promulgated in 1994 and was latest revised in 2021. The Advertising Law mainly regulates advertising activities to ensure that advertisements are true, legal and protect the legitimate rights and interests of consumers. It clarifies the responsibilities of advertisers, advertising operators, advertising publishers and advertising spokespersons. Advertising content must be true and legal and must not contain false or misleading content. An advertisement shall not use “national level,” “highest level,” “best” or similar wordings. Furthermore, an advertisement for medical devices shall not contain any of the following information: (1) any assertion or guarantee for efficacy or safety; (2) any statement on cure rate or effective rate; (3) any comparison with other drugs or medical devices in efficacy and safety or comparison with other medical institutions; (4) any recommendation or certification by an endorser; and (5) any other information prohibited by any law or administrative regulation. And advertising spokespersons cannot recommend or prove goods they have not used or services they have not received.

In 2023, the State Administration for Market Regulation issued the Administrative Measures for Internet Advertising. The Administrative Measures for Internet Advertising mainly regulates Internet advertising activities, clarifies the definition and scope of Internet advertising, and standardizes Internet advertising behaviors. Internet advertising should be identifiable so that consumers can distinguish advertising from non-advertising content. With regard to commodities or services ranked under competitive bidding, advertisement publishers shall indicate conspicuously the word “Advertisement” to distinguish them from the natural search results. Where an Internet advertisement is published in the form of pop-up or otherwise, an advertiser and advertisement publisher shall clearly mark the closure sign to ensure the closure of the advertisement by one click. If live-streaming marketers recommend and prove goods and services in their own names or images and constitute advertising endorsements, they shall assume the responsibilities and obligations of advertising spokespersons in accordance with the law.

Regulations on Online Transactions

The Measures for the Supervision and Administration of Online Transactions implemented in 2025 mainly regulates online transaction behaviors. It clarifies the registration obligations and information publicity requirements of online transaction operators. The responsibilities of online trading platforms are stipulated, including the management of operators within the platform and the protection of consumer rights and interests. It also standardizes the order of the online transaction market and protects the legitimate rights and interests of consumers. According to the Measures, the goods sold or services provided by online transaction operators shall meet the requirements for the protection of personal and property safety and the requirements for environmental protection, and online transaction operators shall not sell goods or provide services that are prohibited by law or administrative regulations, damage the national interest and public interest, or violate public order and good morals. Online transaction operators shall collect and use the personal information of consumers by following the principles of legitimacy, rightfulness and necessity, expressly state the purposes, methods and scope of information collection and use, and obtain the consent of consumers. And Online transaction operators and their employees shall strictly keep confidential the personal information they have collected, and shall not provide such information to any third party including the related parties without the authorization and consent of the persons whose information is collected, except for assistance in supervision and law enforcement activities in accordance with the law.

Regulations on Online Live-Streaming

The Administrative Measures for Online Live-Streaming Marketing (for Trial Implementation) was promulgated and implemented in 2021. It mainly regulates network live-streaming marketing activities. It clarifies the responsibilities and obligations of subjects such as live-streaming marketing platforms, live-stream room operators and live-streaming marketers. It requires live-streaming marketing platforms to establish and improve management mechanisms and review and manage live-streaming content. Live-streaming marketers should abide by laws and regulations and must not engage in false publicity and other behaviors.

The Opinions on Further Regulating the Profit-making Behavior of Network Live-Streaming and Promoting the Healthy Development of the Industry released in 2022 mainly regulates the profit-making behavior of network live-streaming. It clarifies the responsibilities of subjects such as network live-streaming platforms, brokerage agencies and anchors in profit-making activities. It requires strengthening the management of profit-making behaviors such as live-streaming with goods, standardizing tax collection and management, and cracking down on tax evasion. The Guiding Opinions of State Administration for Market Regulation on Strengthening the Regulation of Online Live-streaming Marketing Activities released in 2020 mainly regulates the supervision of network live-streaming marketing activities. It clarifies the regulatory responsibilities of market supervision departments in network live-streaming marketing activities and requires strengthening supervision over commodity quality, advertising promotion, consumer rights and interests’ protection.

Regulations on Product Quality and Consumer Protection

Product Quality Law

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the Civil Code of the PRC, which became effective on January 1, 2021, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

According to the Product Quality Law of the PRC effective on September 1, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, producers are liable for the quality of the products they produce. Where anyone produces or sells products that do not comply with the relevant national or industrial standards safeguarding the health and safety of persons and property, the relevant authority will order such person to suspend production and/or sales, confiscate the products, impose a fine of an amount higher than the value of the products and less than three times of the value of the products, confiscate illegal gains (if any) as well as revoke the business license of the producer in severe cases. Where the activities constitute a crime, the offender will be prosecuted in accordance with the Criminal Law of the PRC.

Consumer Protection Law

The Consumer Protection Law of the PRC was promulgated by the SCNPC on October 31, 1993, amended on August 27, 2009 and October 25, 2013, sets out standards of behavior for business operators in their dealings with consumers, including, among others, (i) compliance of goods and services with the Product Quality Law and other relevant laws and regulations; (ii) accurate information concerning goods and services and the quality and use of such goods and services; (iii) issuance of receipts to consumers in accordance with relevant national regulations, business practices or upon customer request; (iv) ensuring the actual quality and functionality of goods or services are consistent with advertising materials, product descriptions or samples; (v) assumption of the responsibilities related to repairing, replacing, returning or other liability in accordance with national regulations or any agreements with the consumer; and (vi) not stipulating unreasonable or unfair terms for consumers and not excluding themselves from civil liability to undermine the legal rights and interests of consumers.

According to the Measures for Penalties for Infringement upon Rights and Interests of Consumers (Revised in 2020), Market regulatory authorities shall, pursuant to the Law on Protection of Rights and interests of consumers and related laws and regulations and these Measures, protect the rights and interests of consumers to purchase and use goods or receive services for daily needs, and impose administrative penalties for infringement upon rights and interests of consumers by business operators.

Laws and Regulations on Labor and Work Safety

Labor Contract Law

According to the Labor Contract Law of the PRC (the “Labor Contract Law”), which was implemented on January 1, 2008 and amended on December 28, 2012, an employer establishes an employment relationship with an employee from the date when the employer puts the employee to work. Written labor contract shall be concluded in the establishment of an employment relationship. Enterprises and institutions are forbidden to force the laborers to work beyond the time limit and the employers shall pay employees overtime working compensation in accordance with national regulations. In addition, the labor wages shall not be lower than local standards on minimum wages and shall be paid to the laborers timely. According to the Labor Law of the PRC effective as of January 1, 1995, as amended on August 27, 2009 and December 29, 2018, the employer shall establish and perfect its system for labor safety and sanitation, strictly abide by State rules and standards on labor safety and sanitation, educate laborers in labor safety and sanitation, prevent accidents in the process of labor, and reduce occupational hazards. Labor safety and sanitation facilities shall meet State-fixed standards.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011 and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and as amended on March 24, 2019 and the Regulations concerning the Administration of Housing Provident Fund effective as of April 3, 1999, and amended on March 24, 2002 and March 24, 2019, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans.

Work Safety Law

According to the Law on Work Safety of the PRC effective on November 1, 2002, and amended on August 27, 2009, August 31, 2014 and June 10, 2021 respectively, production and operation units must strengthen work safety management, establish and improve their work safety responsibility systems and work safety polices and rules, enhance work safety conditions and promote work safety standardization. The state shall apply an accountability enforcement system to work safety accidents, and the persons liable for such accidents shall be subject to legal liability. If the company fails to comply with the provisions of the Law on Work Safety, the supervisory authority on production safety may issue a rectification order, impose a fine, order the company to cease production and operation, or revoke the relevant permit.

Laws and Intellectual Property Rights

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the Trademark Law of the PRC adopted in 2002 and amended in 2014 by the State Council. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

In accordance with the Measures for the Administration of Internet Domain Names, which was promulgated by the Ministry of Industry and Information Technology (the “MIIT”) on August 24, 2017 and came into effect on November 1, 2017, and the Implementing Rules for the Registration of National Top-level Domain Names, which was promulgated and took effective on June 18, 2019, by China Internet Network Information Center, domain name registrations are handled through domain name service agencies established under relevant regulations, and an applicant becomes a domain name holder upon successful registration.

In accordance with the Notice from the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Internet Information Services, which was promulgated by the MIIT on November 27, 2017 and came into effect on January 1, 2018, Internet access service providers shall verify the identity of each Internet information service provider, and shall not provide services to any Internet information service provider which fails to provide real identity information.

Patent Law

The Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and amended on September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020, and its implementation rules, which was promulgated by the State Council on June 15, 2001 and latest amended on December 11, 2023, provide for three types of patents, “invention,” “utility model” and “design.” “Invention” refers to any new technical solution relating to a product, a process or improvement thereof; “utility model” refers to any new technical solution relating to the shape, structure, or their combination, of a product, which is suitable for practical use; and “design” refers to any new design of the shape, pattern, color or the combination of any two of them, of a product, which creates an aesthetic feeling and is suitable for industrial application. The duration of a patent right for “invention” is twenty years, and the duration of a patent right for “utility model” is ten years, and for “designs” is fifteen years, from the date of application.

Copyright

Pursuant to the Copyright Law of the PRC amended by the SCNPC on November 11, 2020, and coming into effect on June 1, 2021, Chinese citizens, legal persons or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software created in writing or oral or other forms. A copyright holder shall enjoy a number of rights, including the right of publication, the right of authorship and the right of reproduction.

Pursuant to the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on February 20, 2002 and the Regulation on Computers Software Protection amended by the State Council on January 30, 2013 and coming into effect on March 1, 2013, the National Copyright Administration is mainly responsible for the registration and management of software copyright in mainland China and recognizes the China Copyright Protection Center as the software registration organization. The China Copyright Protection Center shall grant certificates of registration to computer software copyright applicants in compliance with the regulations of the Measures for the Registration of Computer Software Copyright and the Regulation on Computers Software Protection.

Regulations on Foreign Investment

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 edition) (the “Negative List”) jointly issued by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and effective on November 1, 2024, processing, sales and distribution of traditional preserved meat products, snack products and frozen meat products does not fall into the Negative List.

The Foreign Investment Law of the PRC (the “Foreign Investment Law”,) was adopted by the National People’s Congress of the PRC (the “NPC”) on March 15, 2019, which shall come into force as of January 1, 2020. Under the Foreign Investment Law, the State shall implement the management systems of pre-entry national treatment and a negative list for foreign investment, and shall give national treatment to foreign investment beyond the Negative List.

On December 30, 2019, the MOFCOM and the SAMR promulgated the Measures for the Reporting of Foreign Investment Information, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures on the Record-filing of the Incorporation and Changes of Foreign-invested Enterprises. Since January 1, 2020, for carrying out investment activities directly or indirectly in mainland China, the foreign investors or foreign-invested enterprises shall submit investment information to the commerce authorities pursuant to these measures.

Regulations on Mergers & Acquisitions and Overseas Listings

On August 8, 2006, six mainland China regulatory agencies, including the CSRC, MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce and SAFE, adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in mainland China, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Administrative Measures within three business days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Administrative Measures establish a list outlining the circumstances where a mainland China enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings, including that : (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting China’s economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities, if necessary, before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a mainland China enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity.

On February 24, 2023, the CSRC, together with the Ministry of Finance, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration in Overseas Issuance and Listing of Securities (the “Provisions”) issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions came into effect on March 31, 2023, together with the Trial Administrative Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Administrative Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other mainland China laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Regulations on Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside mainland China, unless prior approval of the State Administration of Foreign Exchange (the “SAFE”) is obtained and prior registration with SAFE is made. The Circular of the SAFE on Printing and distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents was promulgated in May 2013 and amended in October 2018 and December 2019, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In July 2014, the SAFE promulgated the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles (the “SAFE Circular 37”). Subject to the SAFE Circular 37, domestic resident, individuals or institutions, are required to register with the bureau of foreign exchange administration before they invest in special purpose vehicles with legitimate assets or equity interests inside and outside mainland China. Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions imposed on the subsequent foreign exchange activities of the relevant domestic residents, including the remitting back of dividends and profits. Domestic residents who invest special purpose vehicles with legitimate assets or equity interests inside and outside mainland China prior to the implementation of the SAFE Circular 37, but fail to conduct the foreign exchange registration of overseas investments shall submit explanatory statement and state the reasons to the bureau of foreign exchange administration. The bureau of foreign exchange administration may allow complementary registration under the principles of legality and legitimacy. In the event of any violation of foreign exchange regulations by domestic residents who apply for the foresaid complementary registration, administrative penalty would be imposed in accordance with relevant laws.

According to the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment (the “SAFE Notice 13”), which was promulgated on February 13, 2015 and became effective on June 1, 2015, the above mentioned registration under SAFE Circular 37 will be handled directly by the bank that has obtained the financial institution identification codes issued by the foreign exchange regulatory authorities and that has opened the capital account information system at the foreign exchange regulatory authority in the place where it is located and the foreign exchange regulatory authorities shall perform indirect regulation over the direct investment-related foreign exchange registration via banks.

The Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment (the “SAFE Circular 28”) was promulgated and became effective on October 23, 2019. According to the SAFE Circular 28, non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments using their capital if the domestic investment projects are in compliance with the prevailing special administrative measures for access of foreign investments and relevant regulations.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Key Components of Results of Operations

Net revenues

We generate revenues from sales of our products which include hygiene materials, feminine hygiene products, skincare products, accessories and other products. The following table breaks down our net revenue by product type and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Net revenues
Sales of products (by products)	2,546,872	99.6	7,280,920	99.4	6,283,429	99.8
Hygiene materials	1,286,070	50.3	-	-	-	-
Feminine hygiene products	954,536	37.3	5,162,784	70.5	3,787,120	60.2
Body and oral care products	306,240	12.0	1,047,108	14.3	165,070	2.6
Accessories	-	-	1,015,961	13.9	2,304,147	36.6
Others	26	-	55,067	0.7	27,092	0.4
Licensing Fees	10,394	0.4	42,436	0.6	9,911	0.2
Total	2,557,266	100.0	7,323,356	100.0	6,293,340	100.0

Sales of product. We generate our revenues primarily from sales of our products including hygiene materials, feminine hygiene products, body and oral care products, accessories and other consumer goods. Our hygiene materials mainly include non-woven fabrics that we have been developing and selling since the beginning of 2025. Our feminine hygiene products comprise multiple series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences. Our body and oral care products include shampoo and conditioner, body wash, facial mask and cream, and other personal care products. Our accessories include earrings, bracelets, pendants and other jewelry accessories. We expect that net revenues generated from sales of products will continue to account for a majority of our total net revenues in the foreseeable future.

Licensing fees. We generate revenue from our customers and third-party commercial stores by authorizing them to use our logo, trademark and brand name.

Cost of revenues

Our cost of revenues includes the cost of purchase of goods and materials, rent and other costs related to our business operation. The following table breaks down our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Cost of revenues
Costs of products (by products)	1,722,958	67.4	2,119,674	29.0	2,548,832	40.5
Hygiene materials	1,144,933	44.8	-	-	-	-
Feminine hygiene products	277,654	10.9	1,604,083	21.9	1,878,378	29.8
Body and oral care products	300,371	11.7	240,578	3.3	23,422	0.4
Accessories	-	-	275,013	3.8	647,032	10.3
Rents and other costs	10,475	0.4	302,588	4.1	115,092	1.8
Total cost of revenues	1,733,433	67.8	2,422,262	33.1	2,663,924	42.3

Operating expenses

The following table sets forth our operating expenses and as percentages of our net revenues for the periods presented:

	For the Years Ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Operating expenses
Selling expenses	34,712,633	1,357.4	1,279,005	17.5	758,593	12.0
General and administrative expenses	4,294,422	167.9	3,558,452	48.6	2,199,987	35.0
Research and development expense	30,042	1.2	89,968	1.2	-	-
Total	39,037,097	1,526.5	4,927,425	67.3	2,958,580	47.0

Selling expenses. Our selling expenses primarily consist of (i) share-based compensation for distributors, (ii) advertising costs and market promotion expenses, (iii) delivery costs charged by delivery agencies and (iv) rent and depreciation expenses. We expect our selling expenses to increase as we increase our sales, introduce new products, and expand marketing efforts for our products.

General and administrative expenses. Our general and administrative expenses primarily consist of (i) staff cost, rent and depreciation expenses related to general and administrative personnel and departments, (ii) professional service fees; and (iii) other corporate expenses. We expect our general and administrative expenses to increase in the future as we incur additional expenses related to the anticipated growth of our business.

Research and development expense. Our research and development expenses primarily consist of (i) staff cost related to research and development personnel, (ii) materials input during research and development process; and (iii) other expenses that are directly related to research and development activities. We expect our research and development expenses to increase in the future as we will focus more on innovation as our strategic objective.

Comparison of Results of Operations

	For the Years Ended June 30,
	2025		2024		2023
	US$	%	US$	%	US$	%
Net revenues	2,557,266	100.0	7,323,356	100.0	6,293,340	100.0
Cost of revenues	(1,733,433)	(67.8)	(2,422,262)	(33.1)	(2,663,924)	(42.3)
Gross profit	823,833	32.2	4,901,094	66.9	3,629,416	57.7
Operating expenses:
Selling expenses	(34,712,633)	(1,357.4)	(1,279,005)	(17.5)	(758,593)	(12.0)
General and administrative expenses	(4,294,422)	(167.9)	(3,558,452)	(48.6)	(2,199,987)	(35.0)
Research and development expense	(30,042)	(1.2)	(89,968)	(1.2)	-	-
Total operating expenses	(39,037,097)	(1,526.5)	(4,927,425)	(67.3)	(2,958,580)	(47.0)
Operating (loss)/profit	(38,213,264)	(1,494.3)	(26,331)	(0.4)	670,836	10.7
Other income/(expenses), net
Financial expenses	(355,669)	(13.9)	(75,392)	(1.0)	(10,615)	(0.2)
Financial income	1,702	0.1	206,592	2.8	9,287	0.1
Gain/(loss) on disposal and deregistration of subsidiaries	5,190,258	203.0	79,202	1.1	(347,423)	(5.5)
Other income/(expenses), net	1,077,648	42.1	404,948	5.5	(13,754)	(0.2)
Total other income/(expenses), net	5,913,939	231.3	615,350	8.4	(362,505)	(5.8)
(Loss)/income before income tax provision	(32,299,325)	(1,263.0)	589,019	8.0	308,331	4.9
Income tax (expense)/ benefit	(228,546)	(8.9)	51,466	0.7	(28,766)	(0.5)
Net (loss)/income	(32,527,871)	(1,271.9)	640,485	8.7	279,565	4.4
Other comprehensive income, net of tax:
Foreign currency translation adjustments	43,618	1.7	(4,536)	(0.1)	(144,906)	(2.3)
Total comprehensive (loss)/income	(32,484,253)	(1,270.2)	635,949	8.6	134,659	2.1

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2025 and 2024

Net Revenue

Our net revenue decreased by US$4.7 million or 65.1%, from US$7.3 million for the year ended June 30, 2024 to US$2.6 million for the year ended June 30, 2025.

Our revenue from the sales of feminine hygiene products and body and oral care products decreased a total of US$4.9 million or 79.7% from US$6.2 million for the year ended June 30, 2024 to US$1.3 million for the year ended June 30, 2025, which was mainly attributed to the decrease of sales volume. We disposed a key manufacturing facility specializing in feminine hygiene products, which was one of our PRC subsidiaries together with its branches, in September 2024, which resulted in a reduction in our production capacity and inventory available for sale. Further, in line with our long-term development strategy, we proactively streamlined our operations to concentrate resources on research and development in advanced hygiene materials and innovation in the personal care sector. Furthermore, we suspended the sale of accessory products, which contributed US$1.0 million in revenue during the year ended June 30, 2024. This decision was made to phase out non-core product lines and improve overall profitability. In the beginning of 2025, we started the development and sales of new hygiene materials, which brought us an increase in revenues of US$1.3 million.

While these changes have impacted short-term revenues, we believe they will enhance our product quality, brand positioning, and operational focus, paving the way for more sustainable and scalable growth in the future.

Cost of revenues

Our cost of revenues was US$1.7 million for the year ended June 30, 2025, a decrease of US$0.7 million or 28.4% compared with US$2.4 million for the year ended June 30, 2024, which was in line with our revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit decreased US$4.1 million from US$4.9 million for the year ended June 30, 2024 to US$0.8 million for the year ended June 30, 2025. Our gross margin was 66.9% for the year ended June 30, 2024 and 32.2% for the year ended June 30, 2025, the decrease of which is mainly due to a lower margin for the sales of new hygiene materials.

Operating expenses

Our selling expenses increased by 2614.0% from US$1.3 million for the year ended June 30, 2024 to US$34.7 million for the year ended June 30, 2025, primarily attributed to the US$34.2 million share-based compensation expense recorded during the year, and partially offset by the US$0.4 million decrease of advertising and promotion expenses due to our shrinking sales volume.

Our general and administrative expenses increased by 20.7% from US$3.6 million for the year ended June 30, 2024 to US$4.3 million for the year ended June 30, 2025, primarily attributed to the US$0.5 million increase of impairment loss on the property, and US$0.5 million increase for the rent and decoration of a new office leased during the year.

Our research and development expenses decreased US$0.06 million from US$0.09 million for the year ended June 30, 2024 to US$0.03 million for the year ended June 30, 2025, primarily attributed to the disposal of manufacturing facility which performed research and development activities in the year ended June 30, 2024. For the year ended June 30, 2025, we primarily focused on the development of new hygiene materials.

Operating profit/(loss)

As a result of the foregoing, we generated an operating loss of US$38.2 million and US$0.03 million for the year ended June 30, 2025 and 2024, respectively.

Other expenses, net

Our financial expenses increased US$0.3 million from US$0.1 million for the year ended June 30, 2024 to US$0.4 million for the year ended June 30, 2025, primarily attributed to the addition of loans from a related party. Our financial income was US$0.2 million for the year ended June 30, 2024 due to amortization of interest-free long-term loans, and was US$1.7 thousand for the year ended June 30, 2025.

We generated gain on deregistration of subsidiaries of US$0.1 million for the year ended June 30, 2024 as we deregistered two subsidiaries during the year ended June 30, 2024 to achieve operating efficiency. We generated gain on disposal and deregistration of subsidiaries of US$5.2 million for the year ended June 30, 2025 as we disposed a manufacturing facility, which is a subsidiary together with its branches of us, and deregistered 4 subsidiaries with little operation during this fiscal year.

Income tax benefit/(expense)

We recorded income tax benefit of US$0.1 million for the year ended June 30, 2024 and income tax expense of US$0.2 million for the year ended June 30, 2025, primarily attributed to the gain we obtained from the disposal of the subsidiaries.

Net income/(loss)

As a result of the foregoing, we generated a net loss of US$32.5 million for the year ended June 30, 2025, and net income of US$0.6 million for the year ended June 30, 2024, respectively.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2024 and 2023

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

Operating (loss)/profit

As a result of the foregoing, we generated an operating loss of US$0.03 million and an operating profit of US$0.7 million for the year ended June 30, 2024 and 2023, respectively.

Other expenses, net

Our financial expenses increased from US$10,615 for the year ended June 30, 2023 to US$75,392 for the year ended June 30, 2024, primarily attributed to the increase of interest expenses as we obtained bank loans in November, 2023 and a loan from a related party in May 2024.

Our financial income increased from US$9,287 for the year ended June 30, 2023 to US$206,592 for the year ended June 30, 2024, primarily attributed to our obtaining of interest-free long-term loans.

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

Net income/(loss)

As a result of the foregoing, we generated a net income of US$0.6 million and US$0.3 million for the year ended June 30, 2024 and 2023 respectively.

B. Liquidity and Capital Resources

	For the Years Ended June 30,
	2025	2024	2023
	US$	US$	US$
Selected Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(6,486,454)	(1,513,072)	8,808,681
Net cash provided by/(used in) investing activity	2,317,502	(2,503,623)	(4,624,237)
Net cash provided by/(used in) financing activities	5,122,220	1,560,940	(1,212,078)
Effect of foreign currency translation	(22,397)	12,859	(144,906)
Net increase/(decrease) in cash and cash equivalents:	930,871	(2,442,896)	2,827,460
Cash and cash equivalents at the beginning of the year	748,099	3,190,995	363,535
Cash and cash equivalents at the end of the year	1,678,970	748,099	3,190,995

Our principal source of liquidity has been cash generated by our operating activities, shareholders’ contribution and loans from shareholders and other financial institutions. As of June 30, 2025 and 2024, our cash and cash equivalents were US$1.7 million and US$0.7 million, respectively. Our cash and cash equivalents primarily consist of cash on hand and our demand deposits with financial institutions.

For the year ended June 30, 2025, we had net loss of US$32.5 million and net operating cash outflow amounting to US$6.5 million. We had an accumulated deficit of US$37.4 million as of June 30, 2025. To meet our cash requirements for the next 12 months from the issuance date of this report, we plan to raise additional capital from equity financing to support our operation.

On May 6, 2025, we made a round of strategic capital increase, pursuant to which Shenzhen Wengu Development Investment Partnership (Limited Partnership) (“Shenzhen Wengu”) made a capital contribution of RMB30.0 million (approximately US$4.2 million) to one of our subsidiaries in mainland China. We have fully received the investment as of the date of this annual report. From August to September 2025, we borrowed 3-year unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $439,108 from Wenquan Zhu, which was fully received as of the end of September 2025. On September 30, 2025, we closed a registered direct offering with an institutional investor with a net proceed of approximately US$4.5 million after deducting placement agent fees and offering expenses, which has been fully received on October 2, 2025. As a result, we believe that our current cash and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the accompanying consolidated financial statements.

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

As of June 30, 2025, most of our cash and cash equivalents were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure” below.

Substantially all of our revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing mainland China foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The mainland China government may restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Operating activities

Net cash used in operating activities for the year ended June 30, 2025 was US$6.5 million. The difference between the net loss of US$32.5 million, adjusted for non-cash share-based compensation expense of US$34.2 million for the grantees’ contributions to the our business development, gain on disposal and deregistration of subsidiaries of US$5.2 million as we disposed and deregistered several subsidiaries to optimize our operating efficiency and in line with our long-term development strategy, the non-cash gain for the derecognition of a payable of US$1.1 million, depreciation and amortization expenses of US$0.7 million and operating cash flow was primarily due to (i) a decrease in accrued expenses and other current liabilities of US$1.0 million due to the payment of other taxes, professional service fees and other payables related to the disposal of subsidiary; (ii) an increase in accounts receivable of US$0.9 million, which is mainly caused by increase of our hygiene materials sales receivables; and (iii) a decrease in contract liabilities of US$0.5 million as we recognized product sales related to advances received from a third-party customer.

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

Investing activities

Net cash provided by investing activities for the year ended June 30, 2025 was US$2.3 million, which was mainly due to the US$2.8 million net cash received from the disposal of a subsidiary, and partially offset by the US$0.5 million cash out for purchase of property and equipment and leasehold improvement.

Net cash used in investing activities for the year ended June 30, 2024 was US$2.5 million, which was due to the increase of purchase of the intangible asset of US$2.6 million.

Net cash used in investing activities for the year ended June 30, 2023 was US$4.6 million, which was due to the increase of purchases of US$4.6 million for office space for headquarter operations.

Financing activities

Net cash provided by financing activities for the year ended June 30, 2025 was US$5.1 million, which was primarily attributed to US$4.8 million proceeds obtained from related party loans and US$3.3 million proceeds from shareholder’s capital contribution in relation to our strategic capital increase in one of our subsidiaries in mainland China, offset by US$3.0 million cash out for repayment of related party loans.

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

Material Cash Requirements

Our material cash requirements as of June 30, 2025 and any subsequent period primarily include our capital expenditures and contract obligations.

Capital Expenditures

We incurred capital expenditures of US$0.5 million, US$2.9 million and US$4.6 million for the years ended June 30, 2025, 2024 and 2023, respectively. Capital expenditure primarily represented capital payment for purposes of property and equipment acquisitions, leasehold improvements and purchase of intangible assets. We expect to continue to incur similar capital expenditure in the future as we grow our business. We intend to fund our future capital expenditures with our existing cash balance.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2025:

	Payment due by Period
	Total	Less Than 1 year	2 – 5 Years
	(US$)
Operating lease commitments	162,343	51,266	111,077
Operating lease obligations	1,586,832	575,329	1,011,503
Long-term loans	3,042,765	-	3,042,765

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

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

Holding Company Structure

We are a holding company incorporated in the Cayman Islands and have no material operations of our own. We conduct a substantial majority of our operations through our operating subsidiaries in China. As a result, our ability to pay dividends depends largely upon dividends paid by our subsidiaries including our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of 2.0%, 0.2% and 0.2%, respectively. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2024 to June 30, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following company-specific factors.

Our ability to grow our brand

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

At the same time, our large consumer base and tightknit consumer community have helped us gain insights into the needs and preferences of our existing and prospective consumers. We believe the innovative features of our feminine pad series that differentiate us from the majority of the products currently marketed are affected by the contribution from our loyal and involved consumer base. With meaningful inputs from our consumer, we regularly upgrade our existing products to improve consumer experience by heeding to their suggestions after our consumers gain familiarity with our products. Our consumers’ input is also a source of inspiration for our new product development. We continue to explore the application of new materials and production techniques to improve our products’ quality and efficacy. Accordingly, we are able to design more quality and demanding products to serve consumers of different age groups and with different preferences for menstrual and personal care, and to ensure we are at the forefront of the market. This positive cycle with our consumers establishes a mutually beneficial relationship to ensure the improvement of our products and the expansion of our consumer base. And we believe this fundamental element lays the blueprint for the long-term growth of our customers and their continued involvement will contribute to our long-term financial performance.

Our ability to effectively manage our costs and expenses.

Our results of operations are affected by our ability to control our operating costs and expenses and the continued optimization of our supply chain and warehouse management. For the years ended June 30, 2023, 2024 and 2025, our operating expenses were US$3.0 million, US$4.9 million and US$39.0 million, respectively. We leverage our technological and data resources to manage supplier partners, third-party manufacturing partners, logistics partners and other service partners, and adjust our partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers and logistics companies with strong capabilities, enabling us to shorten the fulfilment process. We expect the absolute amount of operating expenses to continue increasing as our business operations continue to grow, but we plan to continue to leverage our proprietary supply chain and warehouse management system to manage our operating costs and expenses and maintain attractive net profit margins.

E. Critical Accounting Estimates

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

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

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

Revenue from product sales

Our revenue from product sales is primarily derived from (i) sales of our products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through our online stores on third party e-commerce platforms; and (iii) sales to retail customers. Each customer order is being distinct and separately identifiable from other customer orders consider as a single performance obligation of us to arrange and transport goods from origin to destination designated by customer. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Our revenue is recognized at a point in time when goods are delivered to the designated destination, as evidenced by customer’s signature on the outbound order. For sales through offline channels, revenues are recognized seven days after the start of transportation. For sales through online platforms, revenues are recognized fourteen days after the start of transportation. The corresponding payment is applied against the customer’s prepayment and transit periods typically do not exceed seven days.

We record revenues net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, our sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, we offer an unconditional right of return for a period of seven days upon receipt of products. We estimate sales return on historical results. For years ended June 30, 2025, 2024 and 2023, the amount of sales return was insignificant. We may also provide sales incentives in the form of discounts to customers, which can be determined before the customer places the order. Our revenue is allocated based on the relative standalone selling prices for respective products and recognized on a net basis after such sales incentives.

Revenue from licensing fees

We enter into licensing agreements with our customers and third-party commercial stores (collectively, the “Licensees”), to authorize the Licensee to use our logo, trademark and our brand name of “Big Tree Cloud”. Therefore, we have one distinct performance obligation which is satisfied over time because the Licensees simultaneously receive and consume the benefits (of utilizing our logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from licensing fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt incentive payment to the Licensees if a Licensee reaches certain milestones. We use the “most likely amount” method based on our historical experiences and update our estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

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

US$7,594 and US$3,358 of inventory write-down were recorded for the years ended June 30, 2024 and 2023, respectively. Write offs of inventory reserve of US$12,378 were recorded for the year ended June 30, 2025. Inventories, net accounted for 2.4% and 6.7% of total assets as of June 30, 2025 and 2024, respectively, and were regarded material accounts in our financial statements.

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

We recorded deferred tax assets balance of US$0.5 million and US$0.5 million as of June 30, 2025 and 2024, respectively, and nil valuation allowance of deferred tax assets for the years ended June 30, 2025, 2024 and 2023, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Wenquan Zhu	52	Chief Executive Officer and Chairman of the Board of Directors
Ting Yan	36	Chief Financial Officer and Director
Qiang Wang	51	Director
Yumao Huang	43	Director
Jiahe Liao	56	Independent Director
Guo Ren	37	Independent Director
Munwah Wan	53	Independent Director

The following is a brief biography of each of our executive officers and directors:

Mr. Wenquan Zhu is the founder and chief executive officer of our Company and has served as our chairman of the board of directors since April 2021. Prior to that, he served at government authorities in Yunyan District, Guiyang City, Guizhou Province from 2004 to 2020. Mr. Zhu received a bachelor of laws degree from the Open University of China (formerly known as China Central Radio and TV University) and a master’s degree in business administration from Hong Kong Asia Business College.

Ms. Ting Yan is our chief financial officer and has served as our director since November 2023. Prior to joining our Company in 2020, she served at Shenzhen Tiancheng Huaxin Certified Tax Agents (Special General Partnership) as project manager. Ms. Yan also served at Shenzhen Weifeng Motor Technology Co., Ltd. (formerly known as Shenzhen Weifeng Haosi New Energy Technology Co., Ltd.) as financial manager. Ms. Yan received her bachelor’s degree in accounting from Beijing Technology and Business University in 2018 and her master’s degree in business administration from Hong Kong Asia Business College in 2021.

Mr. Qiang Wang has served as our director since April 2025. Qiang Wang has 20 years of experience in strategy investment and corporate management. Since January 2023, he has served as the chief strategy officer of our Company. From 2019 to 2021, Mr. Wang was the vice general manager at the Smart City Governance Business Center of Nanjing Laisi Information Technology Co., Ltd. From 2015 to 2019, he was a partner at Shenzhen Xinzhihui Enterprise Consulting and Management Co., Ltd. From 2011 to 2014, Mr. Wang served as the general manager of the Investment Department for the Smart City IoT Park at China Security Technology Co., Ltd., where he was responsible for strategic investment, risk control management, and public relations management. From 2006 to 2010, he was the Operations Director at Shenzhen Ruixin Datong Communication Intelligent Technology Co., Ltd., overseeing sales and marketing promotions in China. From 2004 to 2006, he worked as the director of the China market and channel director at Honeywell Security Group, where he participated in the overall marketing strategy and provided marketing analysis and decision-making support. He earned an associate degree in public relations from Southwest University of Agriculture in China in 1995.

Mr. Yumao Huang has served as aour director since March 2024. Prior to that, he served as the director of supply chain at Shenzhen Changjiawang Network Technology Co., Ltd. He also held positions including the general manager and the director of sales department at Shenzhen Tomorrow Network Technology Co., Ltd. Mr. Huang received a bachelor’s degree in business administration from the Open University of China (formerly known as China Central Radio and TV University).

Mr. Jiahe Liao has served as our independent director since October 2024. Mr. Liao has served as a partner at Beijing Dehao (Dahua) International Certified Public Accountants since 2023. Prior to joining Beijing Dehao (Dahua) International Certified Public Accountants, Mr. Liao served as a partner at Dahua Certified Public Accountants from 2021 to 2023, as a partner at Lixin Certified Public Accountants from 2011 to 2020, and as a partner at Tianjian Zhengxin Certified Public Accountants from 2005 to 2011. From 2003 to 2004, he was a partner at Beijing Donghu Certified Public Accountants, and from 2002 to 2003, he served as a manager at Beijing Tianhua Accounting Firm. From 1998 to 2002, Mr. Liao worked at Zhongtianxin (formerly Zhongxin) Certified Public Accountants as a project manager and department manager, during which time he began his practice as a certified public accountant. From 1992 to 1998, he worked at Beijing Organic Chemical Plant. Mr. Liao received a bachelor’s degree in Computational Mathematics from Nanjing University in 1992. He is a member of the Chinese Institute of Certified Public Accountants.

Mr. Guo Ren has served as our independent director since October 2024. Mr. Ren founded Guangdong Weizewei Law Firm in May 2018, and has served as its managing partner since then. Prior to that, from August 2015 to April 2018, Mr. Ren worked as an attorney at Beijing Dentons (Shenzhen) Law Offices. From March 2013 to July 2015, he worked as an attorney at Guangdong Zhuojian Law Firm. Mr. Ren received a bachelor’s degree in Political Science and Administration from Xi'an University of Finance and Economics in July 2010.

Mr. Munwah Wan has served as our independent director since October 2024. Mr. Wan currently serves as the chairman and chief investment officer of Hong Kong Financial Assets Exchange Limited (Hong Kong Financial Assets Exchange Group). From May 2019 and January 2025, Mr. Wan served as the chairman of Oriental Culture Holding Ltd. (Nasdaq: OCG), an online provider of collectibles and artwork e-commerce services. Since February 2013, he has served as a committee member of the Hong Kong Securities and Investment Institute (HKSI). From December 2012 to December 2022, he was a visiting professor of economics at the University of International Business and Economics in Beijing. Since 2008, Mr. Wan has also served as Vice Chairman of the China Hong Kong International Economic and Trade Association. Mr. Wan founded Hong Kong Financial Group in 2006, which provides comprehensive financial services including fund and asset management, securities and commodities trading, trust and asset custody, trading registration and clearing, as well as wealth management and family office services. From August 2004 to February 2007, he served as a director and chief investment officer of Marco Polo Investments Group. From September 1997 to August 2004, he worked at the Hong Kong Financial Services Office. Mr. Wan received a bachelor’s degree in Business Administration with a major in Finance from the Hong Kong University of Science and Technology in 1997. He is a Senior Research Fellow at the University of Hong Kong and a member of the Hong Kong Securities and Investment Institute, the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

As of the date of this annual report, Mr. Wenquan Zhu, our chief executive officer and chairman of the board of directors, beneficially owns approximately 73.66% of the aggregate voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We have elected to rely on this exemption and as of the date of this annual report, we have seven directors, including four non-independent directors and three independent directors. Accordingly, our shareholders do not have the same level of protection as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

B. Compensation

For the fiscal year ended June 30, 2025, we paid an aggregate of approximately US$410,000 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

C. Board Practices

Board of Directors

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and directions to our management. We have seven directors, including four non-independent directors and three independent directors. Mr. Wenquan Zhu serves as chairman of the board of directors. The board of directors meet on a regular basis and additionally as required.

Pursuant to our Amended and Restated Memorandum and Articles of Association, we may by an ordinary resolution appoint any person to be a director, and the board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board of directors or as an addition to the existing board of directors. A director may be removed from office by an ordinary resolution or by the board of directors, notwithstanding anything in the Amended and Restated Memorandum and Articles of Association or in any agreement between our Company and such director (but without prejudice to any claim for damages under such agreement). A vacancy on the board of directors created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. The office of director shall be vacated if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies, or is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) is removed from office by ordinary resolution or by the board of directors at any time before the expiration of his or her term.

Director Independence

The board of directors has determined that each of Jiahe Liao, Guo Ren and Munwah Wan qualifies as independent, as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee, as discussed below.

Board Oversight of Risk

One of the core functions of the board of directors is to be informed to oversee our risk management process. We do not anticipate having a standing risk management committee, but rather anticipate administering this oversight function directly through the board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight.

Qualification

Pursuant to our Amended and Restated Memorandum and Articles of Association, a director shall not be required to hold any shares in the Company by way of qualification. A director who is not a shareholder of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a five-year period. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including but not limited to incapacity to fulfill job responsibilities, breach of internal procedures or regulations which cause material damage to us or breach of obligation of confidentiality. An executive officer may terminate his/her employment at any time with 30 days prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except for our benefit, any confidential information of us. In addition, all of our executive officers have agreed to be bound by the non-competition agreements entered into between such executive officers and the Company.

In addition, we have entered into indemnification agreements with our directors and executive officers. We are expected to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of them being our directors or executive officers.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors has adopted a charter for each of the committees, which complies with the applicable requirements of current Nasdaq rules. The charter of each committee is available on our website.

Audit Committee

Our audit committee consists of Mr. Jiahe Liao, Mr. Guo Ren and Mr. Munwah Wan. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the board of directors after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

Mr. Jiahe Liao serves as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and the board of directors has determined that Mr. Jiahe Liao qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The purpose of the audit committee is to assist our board of directors in overseeing and monitoring:

●	the quality and integrity of our financial statements;

●	internal control over financial reporting and disclosure controls and procedures;

●	our compliance with legal and regulatory requirements;

●	our independent registered public accounting firm’s qualifications and independence;

●	the performance of our internal audit function; and

●	the performance of our independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Mr. Jiahe Liao, Mr. Guo Ren and Mr. Munwah Wan. Mr. Guo Ren serves as chairman of the compensation committee.

The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to:

●	reviewing and approving our compensation program and compensation of our executive officers and directors;

●	monitoring our incentive and equity-based compensation plans;

●	preparing the compensation committee report under the rules and regulations of the SEC;

●	reviewing and evaluating on an annual basis the performance of the compensation committee; and

●	recommending such changes as deemed necessary with the board of directors.

The composition and function of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq’s listing rules, and so will to future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Jiahe Liao, Mr. Guo Ren and Mr. Munwah Wan. Mr. Munwah Wan serves as chairman of the nominating and corporate governance committee.

The primary purpose of the nominating and corporate governance committee is to assist the board of directors in:

●	screening and recommending individuals to be elected by the board of directors to fill vacancies and newly created directorships, and the nominees to be elected as directors at any meeting of shareholders, based on, among other things, their independence, character, ability to exercise sound judgment, diversity, age, demonstrated leadership, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the board of directors. The nominating and corporate governance committee is committed to actively seeking out highly qualified women and individuals from minority groups to include in the pool from which board candidates are chosen;

●	identifying individuals qualified to become new board members, consistent with criteria approved by the board of directors;

●	reviewing the qualifications of incumbent directors to determine whether to recommend them for re-election and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of shareholders;

●	identifying members of the board of directors qualified to fill vacancies on any board committee and recommending that the board of directors appoint the identified member or members to the applicable committee;

●	reviewing and recommending to the board of directors corporate governance principles applicable to us;

●	overseeing the evaluation of the board of directors and management; and

●	handling such other matters that are specifically delegated to the committee by the board of directors from time to time.

Director Nominations

Our nominating and corporate governance committee will screen and recommend to the board candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by its shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the board should follow the procedures set forth in the Amended and Restated Memorandum and Articles of Association (as amended from time to time).

In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, character, and the ability to exercise sound judgement, and relevant skills and experience, including financial literacy, and experience in the context of the needs of the board of directors.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our Ordinary Shares; and

●	each of our current executive officers and directors.

The beneficial ownership of Ordinary Shares of the Company is based on 95,037,444 Ordinary Shares issued and outstanding as of the date of this annual report.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within sixty (60) days.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our Ordinary Shares beneficially owned by them, subject to applicable community property laws. Any Ordinary Shares subject to options or warrants exercisable within 60 days of the consummation of this annual report are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares	% of Class
Five Percent or Greater Holders
PLOUTOS GROUP LIMITED(1)	70,000,000	73.66%

Directors and Executive Officers (2)
Wenquan Zhu(3)	70,000,000	73.66%
Ting Yan	-	-
Qiang Wang	-	-
Yumao Huang	-	-
Jiahe Liao	-	-
Guo Ren	-	-
Munwah Wan	-	-
All Directors and Executive Officers as a group (seven individuals)	70,000,000	73.66%

(1)	PLOUTOS GROUP LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of PLOUTOS GROUP LIMITED is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. PLOUTOS GROUP LIMITED is indirectly wholly owned and controlled by Mr. Wenquan Zhu, the chairman of the board of directors and chief executive officer of our Company.

(2)	Unless otherwise indicated, the business address of each individual is Building B4, Qianhai Shengang Fund Town Nanshan District, Shenzhen 518052, China.

(3)	The number of Ordinary Shares beneficially owned represents 70,000,000 Ordinary Shares held by PLOUTOS GROUP LIMITED, a British Virgin Islands company, which is 100% beneficially owned by Mr. Wenquan Zhu.

As of the date of this annual report, approximately 23.24% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (Cede and Company, as nominee for beneficial shareholders).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees- E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

a. Nature of relationships with related parties

No.	Name of Related Parties	Relationship
1.	Wenquan Zhu	Principal shareholder, Chief Executive Officer and chairman of the Group
2.	Big Tree Cloud Network Technology (Shenzhen) Co., LTD (“Big Tree Cloud Shenzhen”)	An entity controlled by Wenquan Zhu
3.	Guangdong Jiasiwei New Material Technology Co., Ltd. (“Guangdong Jiasiwei”)	A non-controlling interest with significant influence on Guangdong Yunjia
4.	Meitangfang (Foshan) New Material Co., Ltd. (“Meitaifang”)	The controller of Guangdong Jiasiwei

Transactions with Big Tree Cloud Shenzhen

For the year ended June 30, 2025, we leased certain property to Big Tree Cloud Shenzhen and received rent. As of June 30, 2025, we have no amount due from Big Tree Cloud Shenzhen under the lease.

Transactions with Wenquan Zhu

On November 5, 2023, Wenquan Zhu lent unsecured, interest-free loans with a 3-year term of $0.6 million to us. From May 10, 2024 to August 12, 2024, we borrowed 3-year long-term loans from Wenquan Zhu, for a total of RMB22.5 million (approximately $3.1 million) with an annual interest rate of 6.5% and no collateral. As of the issuance date of the financial statements, we have repaid in advance of RMB16.5 million (approximately $2.3 million) for the principal, and RMB0.6 million (approximately $0.1 million) for the interests.

From June 2024 to December 2024, Wenquan Zhu lent unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $1.1 million to our subsidiary, HongKong Ploutos International Holdings Limited. The loans will expire as early as June 23, 2027.

From May 2025 to June 2025, Wenquan Zhu lent unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $0.4 million to us. The loans will expire as early as May 29, 2028.

On June 17, 2025, we borrowed a 1-year loan from Wenquan Zhu of RMB2.5 million ($0.4 million) with an annual interest rate of 10% and no collateral. On June 19, 2025, we borrowed another 1-month loan from Wenquan Zhu of RMB1.0 million ($0.1 million) with no interest and no collateral. We have repaid in advance of all principal of both loans as of July 7, 2025.

From August 5, 2025 to September 23, 2025, Mr. Wenquan Zhu lent 3-year unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $0.4 million to us for the purpose of working capital. The loans will expire as early as August 4, 2028.

Transactions with Guangdong Jiasiwei

For the year ended June 30, 2025, we purchased goods and services and accrued rents amounted to a total of approximately $0.2 million from Guangdong Jiasiwei, and sold products and generated revenues of approximately $0.4 million to Guangdong Jiasiwei. As of the date of this annual report, we sold products and generated revenues of approximately $0.1 million to Guangdong Jiasiwei.

On June 30, 2025, we borrowed a short-term loan from Guangdong Jiasiwei with a principal of approximately $0.3 million and an annual interest rate of 10%. The loan requires no collateral, and principal shall be repaid together with interest on the expiration date of December 30, 2025. We have repaid in advance of all the principal as of September 2025.

As of June 30, 2025, we had amounts due from Guangdong Jiasiwei for products sales of $0.2 million, and amounts due to Guangdong Jiasiwei for loan, procurement and accrued expenses of $0.3 million, $0.1 million and $0.1 million, respectively.

Transactions with Meitaifang

For the year ended June 30, 2025, we purchased goods and services and accrued rent expense amounted to a total of approximately $0.2 million from Meitaifang, and sold products and generated revenues of approximately $0.1 million to Meitaifang. As of the date of this annual report, we purchased goods and services from and accrued expenses payable amounted to a total of approximately $0.2 million to Meitaifang.

As of June 30, 2025, we had amounts due from Meitaifang for products sales of $0.1 million, and amounts due to Meitaifang for procurement and accrued expenses of a total of $0.1 million.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

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

Dividend Policy

As of the date of this annual report, none of our subsidiaries have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with our Amended and Restated Memorandum and Articles of Association:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiaries. Pursuant to the EIT Law and its implementation rules and relevant regulations, any dividends paid by Guangdong Dashuyun to HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED will be subject to a withholding tax rate of 10%. However, if HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED receives from Guangdong Dashuyun may be reduced to 5%.

Current PRC regulations permit our indirect PRC subsidiary, Guangdong Dashuyun, to pay dividends to HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED, only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Guangdong Dashuyun is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies, without prior approval of SAFE, by complying with certain procedural requirements. Specifically, without prior approval of SAFE, cash generated from the operations in PRC may be used to pay dividends to our Company.

B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

See “C. Markets” for our host market and trading symbol.

B. Plan of Distribution

Not applicable.

C. Markets

On June 7, 2024, our Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “DSY”, and our warrants commenced trading on the Nasdaq Capital Market under the ticker symbol “DSYWW”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, and Cayman Companies Act, and the common law of the Cayman Islands.

Please refer to our Amended and Restated Memorandum and Articles of Association, as currently in effect and filed as Exhibit 1.1 to this annual report, and to the description of our securities filed as Exhibit 2.5 to this annual report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions” or elsewhere in this annual report.

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

This summary is limited to U.S. federal income tax considerations relevant to holders that hold Securities as “capital assets” within the meaning of section 1221 (generally, property held for investment purposes) of the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	taxpayers that are subject to the mark-to-market accounting rules;

●	tax-exempt entities;

●	S-corporations;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own ten percent or more of our shares by vote or value；

●	persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

●	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

●	persons subject to the alternative minimum tax;

●	persons that purchase or sell Securities as part of a wash sale for tax purposes; or

●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

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

To the extent that the amount of any distribution made by us on the Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Ordinary Shares (but not below zero), and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized as a sale or exchange as described below under “- Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities.” However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which our Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if our Ordinary Shares are listed on Nasdaq, there can be no assurance that our Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are treated as a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “-Passive Foreign Investment Company Status.”

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

Any non-U.S. withholding tax (including any PRC withholding tax) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to ordinary shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of our Ordinary Shares and Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of our Ordinary Shares or Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Ordinary Shares or Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares or Warrants will generally be treated as U.S. source gain or loss.

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

Exercise, Lapse or Redemption of a Warrant

Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in an Ordinary Share received upon exercise of the Warrant generally will be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrants and will not include the period during which the U.S. Holder held the Warrants. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

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

We do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2025. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our Ordinary Shares. The market price of our Ordinary Shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our Ordinary Shares. With certain exceptions, our Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Ordinary Shares and the U.S. Holder did not make a “qualified electing fund” election or a mark-to-market election discussed below, such U.S. Holder generally would be subject to special and adverse rules, regardless of whether we remain a PFIC, with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of the Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder, other than the taxable year in which the U.S. Holder’s holding period in the Ordinary Shares begins, that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter the portion of, such U.S. Holder’s holding period for the Ordinary Shares that preceded the current taxable year).

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

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which our Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to the Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules under their particular circumstances.

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

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

We believe we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income tax on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Hong Kong

Our subsidiary in Hong Kong, HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED, is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2023, 2024 and 2025.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our Ordinary Shares. All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi for the years ended June 30, 2023, 2024 and 2025. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in international political and economic development and by the central government’s policies, among other things. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Please refer to the description of our securities filed as Exhibit 2.5 to this annual report.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-3 (File No. 333-289941)

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-289941), utilizing a shelf registration process, which was declared effective by the SEC on September 9, 2025. Pursuant to this registration statement, we completed a registered direct offering on September 30, 2025 (the “RDO”), in which we issued and sold an aggregate of 8,064,516 Ordinary Shares at a purchase price of US$0.62 per share for aggregate gross proceeds of approximately US$5.0 million, before deducting placement agent fees and offering expenses.

We incurred approximately US$0.5 million in aggregate expenses in connection with the RDO, which included approximately US$0.3 million in placement agent fees, approximately US$0.1 million for legal expenses, and approximately US$0.1 million in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the RDO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately US$4.5 million after the deduction of approximately US$0.5 million of offering costs. As of the date of this annual report, we have used approximately $2.5 million from the net proceeds for working capital and general corporate matters. The remaining $2 million will be set aside for general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2025, our disclosure controls and procedures were not effective because we identified two material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to (i) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

To remedy the identified material weaknesses, we have adopted and will adopt further measures to improve our internal control over financial reporting, including: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) to organize regular training for our accounting staff, especially related to U.S. GAAP and SEC reporting requirements. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. We cannot assure you that we will be able to continue implementing these measures in the future. See “Item 3. Key Information - Risk Factors - Risk Factors Relating to our Business and Industry - If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities”

Management’s Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2025. Our management identified two material weaknesses in our internal control over financial reporting as discussed above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies,” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report on Form 20-F that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jiahe Liao qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Jiahe Liao satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq listing rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 16 B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.bigtreeclouds.com.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by Audit Alliance LLP, our independent registered public accounting firm for the periods indicated.

	For the Fiscal Years Ended June 30,
Services	2024	2025
	USD	USD
Audit Fees(1)	270,125	180,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	270,125	180,000

Note:

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements, included in our Form 20-F, registration statements and other required filings with the SEC.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16 F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16 G. CORPORATE GOVERNANCE

Foreign Private Issuer

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq.

Nasdaq Stock Market listing rule 5635 generally provides that shareholder approval is required for U.S. domestic companies listed on the Nasdaq prior to issuance (or potential issuance) of securities (i) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal to 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Rule 5635(a)); (ii) issuances or potential issuances that will result in a change of control (Rule 5635(b)); (iii) issuances in connection with equity compensation arrangements (Rule 5635(c)); and (iv) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Rule 5635(d)).

Notwithstanding this general requirement, Nasdaq Stock Market listing rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands does not require shareholder approval prior to any of the foregoing types of issuances. Our Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. Our board of directors has elected to follow our home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Controlled Company

As of the date of this annual report, Mr. Wenquan Zhu, our chief executive officer and chairman of the board of directors, beneficially owns approximately 73.66% of the aggregate voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We have elected to rely on this exemption and as of the date of this annual report, we have seven directors, including four non-independent directors and three independent directors. Accordingly, our shareholders do not have the same level of protection as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

ITEM 16 H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16 I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16. J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

ITEM 16 K. CYBERSECURITY

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

As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information - 3.D. Risk Factors-Risks Related to Our Business and Industry - We collect, store, process and use a variety of customer data and information for analysis of the changing consumer preferences and industry trends, which subjects us to laws and regulations related to privacy, information security and data protection. Any failure to comply with these law and regulations could materially and adversely harm our business.”

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Big Tree Cloud Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	The currently effective Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form F-3 (File No. 333- 289941), filed with the SEC on August 29, 2025)
2.1	Specimen of Ordinary Share of the Company (incorporated by reference to Exhibit 4.5 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27 2024)
2.2	Specimen of Warrant of the Company (incorporated by reference to Exhibit 4.6 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
2.3	Warrant Agreement (incorporated by reference to Exhibit 4.2 of Plutonian’s current report on Form 8-K filed with the SEC on November 16, 2022)
2.4	Supplemental Warrant Agreement dated June 7, 2024 by and among Plutonian, the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.6 of the Company’s shell company report on Form 20-F (File No. 001-42114), filed with the SEC on June 12, 2024)
2.5*	Description of Securities
4.1	Agreement and Plan of Merger, dated October 9, 2023 (incorporated by reference to Annex A of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.2	Form of Lock-Up Agreement (incorporated by reference to Annex E of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.3	Form of Registration Rights Agreement (incorporated by reference to Annex F of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.4	Form of Officer Employment Agreement of the Company (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.5	Form of Director Letter Agreement of the Company (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.6	Form of Director and Officer Indemnification Agreement of the Company (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.7	Form Big Tree Cloud Convenience Store License Agreement (English Translation) (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.8	Product Purchase Agreement dated March 10, 2023 (Distribution Agreement) (English Translation) (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.9	Technology Development Contract dated January 1, 2024 (English Translation) (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.10	English translation of Share Transfer Agreement dated September 8, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Guangdong Jiasiwei New Materials Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the SEC on October 17, 2025)
4.11	English translation of Supplemental Agreement dated October 14, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Guangdong Jiasiwei New Materials Technology Co., Ltd. (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the SEC on October 17, 2025)
4.12*	English Translation of Share Transfer Agreement dated July 29, 2024, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Shenzhen Baicheng Wandian Trading Partnership (Limited Partnership), related to the disposal of Dongguan Dashuyun Daily Necessities Co., Ltd.
4.13*	English translation of Loan Agreement dated May 1, 2024, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Wenquan Zhu

4.14*	English translation of Loan Agreement dated June 24, 2024, and Supplemental Loan Agreement dated June 23, 2025, by and between Wenquan Zhu and HongKong Ploutos International Holdings Limited
4.15*	English translation of Loan Agreement dated May 30, 2025, by and between Wenquan Zhu and HongKong Ploutos International Holdings Limited
4.16*	English translation of Loan Agreement dated June 17, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Wenquan Zhu
4.17*	English translation of Loan Agreement dated June 19, 2025, by and between Shenzhen Dashuyun Import and Export Trading Co., Ltd. and Wenquan Zhu
4.18*	English translation of Loan Agreement dated August 5, 2025, by and between Wenquan Zhu and HongKong Ploutos International Holdings Limited
4.19*	English Translation of Lease Agreement dated August 29, 2024, by and between Shenzhen Qianhai Shenzhen-Hong Kong Fund Town Development Co., Ltd. and Guangdong Dashuyun Investment Holding Group Co., Ltd.
8.1*	List of Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics of the Company (incorporated by reference to Exhibit 11.1 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 25, 2024)
11.2*	Insider Trading Compliance Manual of the Company
12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
97	Incentive-Based Compensation Clawback Policy of the Company (incorporated by reference to Exhibit 97 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 25, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BIG TREE CLOUD HOLDINGS LIMITED

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 30, 2025

BIG TREE CLOUD HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Big Tree Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Big Tree Cloud Holdings Limited (the “Company”) and its subsidiaries (the “Group”) as of June 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity/(deficit) and cash flows for each of the years ended June 30, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended June 30, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group had net loss of $32,527,871 as of June 30,2025, net cash outflow from operating activities amounting to $6,486,454 for the year ended June 30, 2025 and the accumulated deficit of $37,428,238 as of June 30, 2025, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

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

Singapore

October 30, 2025

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of June 30,
	2025	2024
	USD	USD
ASSETS
Current assets:
Cash and cash equivalents	1,678,970	748,099
Advanced to suppliers	718	2,941
Accounts receivables, net	870,042	47,753
Prepaid expenses and other current assets	665,027	539,531
Inventories, net	262,668	600,876
Amount due from related parties	362,132	16,595
Total current assets	3,839,557	1,955,795

Non-current assets:
Property and equipment, net	3,202,011	3,599,546
Intangible assets, net	2,037,043	2,362,417
Right-of-use assets	1,419,323	547,214
Deferred tax assets	484,945	502,965
Total non-current assets	7,143,322	7,012,142
TOTAL ASSETS	10,982,879	8,967,937

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payables	496,481	430,510
Contract liabilities	51,253	3,776,879
Accrued expenses and other current liabilities	1,005,672	2,663,779
Operating lease liabilities - current	529,395	190,023
Amounts due to related parties	1,299,458	13,012
Total current liabilities	3,382,259	7,074,203

Non-current liabilities:
Contract liabilities	-	1,376,046
Long-term loans	1,395,946	1,376,046
Amounts due to a related party, non-current	3,042,765	2,360,147
Operating lease liabilities - non-current	974,191	335,241
Other non-current liabilities	1,066,282	1,025,051
Total non-current liabilities	6,479,184	6,472,531
TOTAL LIABILITIES	9,861,443	13,546,734

Shareholders’ equity/(deficit):
Ordinary shares (par value of US$0.0001 per share; 500,000,000 ordinary shares authorized, 86,972,928 and 50,000,000 ordinary shares issued and outstanding as of June 30, 2025 and 2024, respectively) *	8,697	5,708
Additional paid-in capital	37,235,743	-
Accumulated deficit	(37,428,238)	(4,898,117)
Accumulated other comprehensive income	357,230	313,612
Total BIG TREE CLOUD HOLDINGS LIMITED’s shareholders’ equity/(deficit)	173,432	(4,578,797)
Non-controlling interests	948,004	-
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	1,121,436	(4,578,797)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)	10,982,879	8,967,937

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/ INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2025	2024	2023
	USD	USD	USD
Net revenue	2,557,266	7,323,356	6,293,340
Cost of revenues	(1,733,433)	(2,422,262)	(2,663,924)
Gross profit	823,833	4,901,094	3,629,416

Operating expenses
Selling expenses	(34,712,633)	(1,279,005)	(758,593)
General and administrative expenses	(4,294,422)	(3,558,452)	(2,199,987)
Research and development expense	(30,042)	(89,968)	-
Total operating expenses	(39,037,097)	(4,927,425)	(2,958,580)
Operating (loss)/profit	(38,213,264)	(26,331)	670,836

Other income/(expenses), net
Financial expenses	(355,669)	(75,392)	(10,615)
Financial income	1,702	206,592	9,287
Gain on disposal of subsidiaries	4,802,411	-	-
Gain/(loss) on deregistration of subsidiaries	387,847	79,202	(347,423)
Other income/(expenses), net	1,077,648	404,948	(13,754)
Total other income/(expenses), net	5,913,939	615,350	(362,505)

(Loss)/income before income tax provision	(32,299,325)	589,019	308,331
Income tax (expense)/benefit	(228,546)	51,466	(28,766)
Net (loss)/income	(32,527,871)	640,485	279,565
Less: net income attributable to non-controlling interests	2,250	-	-
Net (loss)/income attributable to ordinary shareholders of the Company	(32,530,121)	640,485	279,565

Other comprehensive (loss)/income, net of tax:
Foreign currency translation adjustments	43,618	(4,536)	(144,906)
Total comprehensive (loss)/income	(32,484,253)	635,949	134,659
Less: comprehensive income attributable to non-controlling interests	2,250	-	-
Total comprehensive (loss)/income attributable to ordinary shareholders of the Company	(32,486,503)	635,949	134,659

(Loss)/earnings per share*
Basic and diluted	(0.4001)	0.0123	0.0056
Weighted average shares used in calculating net (loss)/earnings per share*
Basic and diluted	81,308,523	51,980,418	50,000,000

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total BIG TREE CLOUD HOLDINGS LIMITED’s	Non- controlling	Total shareholders’
	Shares	Amount	capital	Deficits	income	equity/(deficit)	interests	equity/(deficit)
		USD	USD	USD	USD	USD	USD	USD
Balance as of July 1, 2022	50,000,000	5,000	4,244,352	(4,259,232)	463,054	453,174	-	453,174
Net income	-	-	-	279,565	-	279,565	-	279,565
Foreign currency translation	-	-	-	-	(144,906)	(144,906)	-	(144,906)
Balance as of June 30, 2023	50,000,000	5,000	4,244,352.00	(3,979,667)	318,148	587,833	-	587,833

Balance as of July 1, 2023	50,000,000	5,000	4,244,352	(3,979,667)	318,148	587,833	-	587,833
Net income	-	-	-	640,485	-	640,485	-	640,485
Offering costs	-	-	(2,210,633)	-	-	(2,210,633)	-	(2,210,633)
Reverse recapitalization	7,080,546	708	(2,033,719)	(1,558,935)	-	(3,591,946)	-	(3,591,946)
Foreign currency translation	-	-	-	-	(4,536)	(4,536)	-	(4,536)
Balance as of June 30, 2024	57,080,546	5,708	-	(4,898,117)	313,612	(4,578,797)	-	(4,578,797)

Balance as of July 1, 2024	57,080,546	5,708	-	(4,898,117)	313,612	(4,578,797)	-	(4,578,797)
Net (loss)/income	-	-	-	(32,530,121)	-	(32,530,121)	2,250	(32,527,871)
Foreign currency translation	-	-	-	-	43,618	43,618	-	43,618
Capital contribution to a subsidiary	-	-	3,011,091	-	-	3,011,091	945,754	3,956,845
Earnout shares	20,000,000	2,000	(2,000)	-	-	-	-	-
Share-based compensation	9,892,382	989	34,226,652	-	-	34,227,641	-	34,227,641
Balance as of June 30, 2025	86,972,928	8,697	37,235,743	(37,428,238)	357,230	173,432	948,004	1,121,436

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2025	2024	2023
	USD	USD	USD
Net (loss)/income	(32,527,871)	640,485	279,565
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	660,744	936,518	705,785
Amortization of right-of-use assets	337,129	196,111	93,078
(Write offs)/provision of inventory reserve	(12,378)	7,594	3,358
Provision/(reversal) for credit loss	19,772	(4,735)	5,330
Impairment of property and equipment	515,892	-	-
Deferred tax expense/(benefit)	26,207	(121,774)	(187,805)
Interest expenses	65,692	-	-
Share-based compensation	34,227,641	-	-
Loss/(gain) on disposal of property and equipment	2,598	(10,065)	84,372
Property and equipment written off	574	-	-
Gain on disposal of subsidiaries	(4,802,411)	-	-
(Gain)/loss on deregistration of subsidiaries	(387,847)	(79,202)	347,423
Gain on derecognition of professional fees payable	(1,112,500)	-	-
Changes in operating assets and liabilities:
Accounts receivables, net	(854,224)	168,352	(162,286)
Prepaid expenses and other current assets	(856,064)	176,032	(903,212)
Amounts due from related parties	(345,537)	-	-
Accounts payables	306,829	(265,400)	706,919
Contract liabilities	(530,031)	(2,998,624)	8,110,887
Advance to suppliers	2,223	714,807	(536,253)
Inventories, net	(118,693)	17,671	(113,777)
Accrued expenses and other current liabilities	(1,021,162)	(345,647)	497,994
Operating lease liabilities	(234,861)	(189,068)	(122,697)
Amounts due to related parties	151,824	(356,127)	-
Net cash (used in)/provided by operating activities	(6,486,454)	(1,513,072)	8,808,681

Cash flows from investing activities:
Purchases of property and equipment	(518,262)	(288,702)	(4,624,237)
Proceeds from disposal of property and equipment	6,733	63,670	-
Cash received from reverse recapitalization	-	317,722	-
Purchases of intangible assets	-	(2,596,313)	-
Net cash proceeds obtained from disposal of subsidiaries	2,829,173	-	-
Cash reduced due to the deregistration of subsidiaries	(142)	-	-
Net cash provided by/(used in) investing activities	2,317,502	(2,503,623)	(4,624,237)

Cash flows from financing activities:
Payments of listing fees	-	(1,467,890)	(752,955)
Loans paid to related parties	-	-	(867,363)
Loans received from related parties	4,824,673	2,159,229	408,240
Repayments of loans from related parties	-	877,676	-
Repayments of loans to related parties	(3,048,110)	(1,384,121)	-
Proceeds from long-term loans	-	1,376,046	-
Proceeds from shareholder contributions	3,345,657	-	-
Net cash provided by/(used in) financing activities	5,122,220	1,560,940	(1,212,078)

Effect of foreign currency translation	(22,397)	12,859	(144,906)
Net increase/(decrease) in cash and cash equivalents:	930,871	(2,442,896)	2,827,460
Cash and cash equivalents at beginning of year	748,099	3,190,995	363,535
Cash and cash equivalents at end of year	1,678,970	748,099	3,190,995

Supplemental disclosure of cash flow information
Income tax paid	-	14,278	42,934
Interest paid	121,024	49,371
Cash paid for amounts included in the measurement of lease liabilities	-	-	122,697

Supplemental disclosure of non-cash flow information:
Lease liabilities arising from obtaining right-of-use assets	1,724,937	39,420	751,688
Obtaining property and equipment as shareholder’s contribution	611,188	-	-
Earnout shares	2,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2025, 2024 and 2023
(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Big Tree Cloud International Group Limited (“DSY”) was incorporated by the controlling shareholder, Mr. Wenquan Zhu, under the laws of the Cayman Islands on April 21, 2021.

On October 9, 2023, DSY entered into a business combination agreement (the “Business Combination Agreement”) with (i) Plutonian Acquisition Corporation (“Plutonian”), a newly organized blank check company incorporated as a Delaware corporation on March 11, 2021, (ii) Guangdong Dashuyun Investment Holding Group Co., Ltd. (“DSY Guangdong”), a limited liability company incorporated in the PRC, (iii) Big Tree Cloud Holdings Limited (“DSY Holdings”, or the “Company”), an exempted company incorporated in the Cayman Islands, (iv) Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and (v) Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Merger Sub 1 would merge with and into DSY (the “Initial Merger”), and DSY would be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company; and (ii) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 would merge with and into Plutonian (the “SPAC Merger” and together with the Initial Merger, the “Mergers”), and Plutonian would be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries primarily engage in manufacturing and sale of personal care products through its directly or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

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

The par value of ordinary shares is $0.0001, the difference of $45,000 was adjusted retrospectively as in addition paid-in capital as of June 30, 2023. The consolidated statements of changes in shareholders’ equity for the year ended June 30, 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income or loss per ordinary share - basic and diluted was adjusted retrospectively from 50,000 to 50,000,000 for the year ended June 30, 2023.

The income per share before and after the retrospective adjustments are as follows.

	For the year ended June 30, 2023
	Before adjustment	After adjustment
Net income per share attributable to ordinary shareholders of Big Tree Cloud Holdings Limited
- Basic and diluted	5.59	0.0056
Weighted average shares used in calculating net income per share
- Basic and diluted	50,000	50,000,000

History of the Group and Reorganization

Bright Connected Limited (“DSY BVI”), which is 100% owned by DSY, was incorporated in the British Virgin Islands (the “BVI”) on April 1, 2021. DSY BVI is an investment holding company with no operations.

HongKong Ploutos International Limited (“DSY HK”), which is 100% owned by DSY through DSY BVI, was incorporated in Hong Kong on July 14, 2023. DSY HK is an investment holding company with no operations.

Guangdong Dashuyun Investment Holding Group Co., Ltd. (“DSY Guangdong”), which was incorporated on June 16, 2020 by the controlling shareholder, Mr. Wenquan Zhu. DSY Guangdong through its directly and indirectly owned subsidiaries is principally engaged in the manufacturing and sales of personal care products in the People’s Republic of China (“PRC”).

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

As of the balance sheet date of the financial statements, the details of the Company’s subsidiaries were as follows.

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Big Tree Cloud International Group Limited (“DSY”)	April 21, 2021	100%	Investment holding
Bright Connected Limited (“DSY BVI”)	April 1, 2021	100%	Investment holding
HongKong Ploutos International Holdings Limited (“DSY HK”)	July 14, 2023	100%	Investment holding
Guangdong Dashuyun Investment Holding Group Co., Ltd. (“DSY Guangdong”)	June 16, 2020	95.92%	Investment holding
Shenzhen Dashuyun Import and Export Trading Co., Ltd. (“DSY Shenzhen”)	July 02, 2020	100%	Sale of personal care products
Shenzhen Surprise Cloud Trading Co., Ltd. (“Jingxiyun Shenzhen”)	December 20, 2021	100%	Sale of personal care products
Guangdong Yunjia Innovative Materials Co., Ltd. (“Guangdong Yunjia”)	January 10, 2025	51%	Manufacturing synthetic materials

2. GOING CONCERN

The Group’s accounts have been prepared assuming that the Group will continue as a going concern basis. The going concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amount disclosed. The Group had net loss of $32,527,871 for the year ended June 30, 2025. Meanwhile, the Group had net cash outflow from operating activities amounting to $6,486,454 for the year ended June 30, 2025 and the accumulated deficit of $37,428,238 as of June 30, 2025, which raised substantial doubt about its ability to continue as a going concern. To meet the cash requirements for the next 12 months from the issuance date of the financial statements, the Group plans to raise additional capital from equity financing to support its operating:

(i)	On May 6, 2025, the Group made a round of strategic capital increase, pursuant to which Shenzhen Wengu Development Investment Partnership (Limited Partnership) (“Shenzhen Wengu”) made a capital contribution of RMB30,000,000 (approximately $4,187,839) to DSY Guangdong, which was fully received as of the issuance date of the financial statements.

(ii)	From August to September 2025, Wenquan Zhu lent 3-year unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $439,108 to DSY HK for the purpose of working capital, which was fully received as of the end of September 2025.

(iii)	On September 30, 2025, the Group closed a registered direct offering with an institutional investor with a net proceed of approximately $4.5 million after deducting placement agent fees and offering expenses, which has been fully received on October 2, 2025.

As a result, the Group believes that its current cash and anticipated cash flows from operating and financing will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the accompanying consolidated financial statements, which will mitigate the conditions or events that raise substantial doubt about the Group’s ability to continue as a going concern. The Group has prepared the consolidated financial statements on a going concern basis. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in United States dollars (“USD”).

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, the allowance for uncollectable accounts receivables, depreciable lives and recoverability of property and equipment, deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d)	Accounts receivable, net

Accounts receivable is recorded at the gross billing amount less allowance for expected credit losses from the customers. Accounts receivable does not bear interest. The accounts receivable mainly includes receivables from offline customers and is recognized in the period when the Group has delivered goods to its customers and when the right to consideration is unconditional.

Since July 1, 2022, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), using the modified retrospective transition method. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Uncollectible accounts receivable is written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

(e)	Inventories, net

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Group takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. $7,594 and $3,358 of inventory write-down were recorded for the years ended June 30, 2024 and 2023, respectively. The Group recorded write offs of inventory reserve of $12,378 for the year ended June 30, 2025.

(f)	Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly consisted of value added tax recoverable, deposits, prepaid expenses, payment on behalf of others and other current assets. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

(g)	Advance to suppliers

Advance to suppliers represented prepayments to suppliers for products. Management reviews its advance to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

(h)	Related parties

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

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	5 years
Transportation equipment	8 years
Machinery and equipment	10 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive (loss)/ income. Management estimates the residual value of its office equipment and computers, transportation equipment, machinery and equipment and building to be 5%.

(j)	Intangible assets, net

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

(k)	Lease

From July 1, 2021, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

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

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use assets

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. The Group reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. There was no impairment for right-of-use lease assets for the years ended June 30, 2025, 2024 and 2023, respectively.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

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

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, advance to suppliers, other receivables included in the prepaid expenses and other current assets, advance from customers, accounts payable, other payables included in accrued expenses and other current liabilities. As of June 30, 2025 and 2024, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments. For operating lease liabilities, fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which incremental borrowing rates used to discount the host contracts approximate market rates. For the years ended June 30, 2025, 2024 and 2023, there were no transfers between different levels of inputs used to measure fair value.

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

(o)	Warrants

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

(p)	Earnout shares

The consideration for the business combination closed on June 6, 2024 included a total of 20,000,000 earn-out shares (the “Earnout Shares”) granted to the shareholders who held DSY’s shares as of immediately prior to the Closing upon the occurrence of the earn-out event. The earn-out event is defined as the event where the Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Group’s personal care products or other consumer goods. The earn-out event has been completed in June 2024 prior to the Closing. Pursuant to ASC 805, the Group accounted for the Earnout Shares as part of the consideration of the business combination.

(q)	Share-based compensation

The Group grants restricted share units (“RSUs”) of the Company to distributors and accounts for these share-based awards in accordance with ASC 718 Compensation-Stock Compensation.

Share-based awards are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required; or b) using straight-line vesting method over the requisite service period, which is the vesting period, with corresponding impact reflected in additional paid-in capital. The fair value of the RSUs is determined based on the quoted market price of ordinary shares on the grant date.

(r)	Non-controlling interest

Non-controlling interests in subsidiaries of the Group represent the portion of the equity (net assets) in the subsidiaries not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets, and net income attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive (loss)/ income.

(s)	Revenue recognition

The Group’s revenues are mainly generated from 1) product sales, and 2) licensing fees from commercial stores.

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

Product sales

The Group’s product sales primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through the Group’s online stores on third party e-commerce platforms; and (iii) sales to retail customers.

The Group assesses that the Group is acting as a principal, as the Group obtains control of the specified goods prior to their transfer to the customer, and is responsible for fulfilling the promise to provide the specified goods.

Each customer order is being distinct and separately identifiable from other customer orders consider as a single performance obligation to arrange and transport goods from origin to destination designated by customer. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue is recognized at a point in time when goods are delivered to the designated destination, as evidenced by customer’s signature on the outbound order. For sales through offline channels, revenues are recognized seven days after the start of transportation. For sales through online platforms, revenues are recognized fourteen days after the start of transportation. The corresponding payment is applied against the customer’s prepayment and transit periods typically do not exceed seven days.

Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Group’s sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, the Group offers an unconditional right of return for a period of seven days upon receipt of products. The Group bases its estimates of sales return on historical results. For the years ended June 30, 2025, 2024 and 2023, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to customers, which can be determined before the customer placed the order. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment for online and offline retail customers are due at the point of sale. Payment terms for distributor customers are generally set at 60 days after the consideration becomes due and payable.

Licensing fees

The Group enters into licensing agreements with customers and the third-party commercial stores (the “Licensees”), to authorize the Licensees to use the Group’s logo, trademark and the brand name of “Big Tree Cloud”. Therefore, the Group has one distinct performance obligation which is satisfied over time because the Licensees simultaneously receive and consume the benefits (of utilizing the Group’s logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from licensing fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt inventive payment to the Licensees if a Licensee reaches certain milestones. The Group uses the “most likely amount” method based on historical experiences and updates its estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

The Group considers itself the principal as it is responsible for rendering franchising services prior to transfer to the customers and has the pricing latitude; therefore, such revenues are reported on a gross basis.

The following tables disaggregate the Group’s revenue for the years ended June 30, 2025, 2024 and 2023:

	For the years ended
	June 30,
	2025	2024	2023
	USD	USD	USD
Product Sales (by products)
– Non-woven fabrics	1,286,070	-	-
– Sanitary pads	954,536	5,162,784	3,787,120
– Body and oral care products	306,240	1,047,108	165,070
– Accessories	-	1,015,961	2,304,147
– Others	26	55,067	27,092
Licensing Fees	10,394	42,436	9,911
Total	2,557,266	7,323,356	6,293,340

	For the years ended
	June 30,
	2025	2024	2023
	USD	USD	USD
Product Sales (by channels)
– Offline	2,520,281	3,042,307	3,899,485
– Online	26,591	4,238,613	2,383,944
Licensing Fees	10,394	42,436	9,911
Total	2,557,266	7,323,356	6,293,340

The following table presents revenue classified by timing of revenue recognition for the years ended June 30, 2025, 2024 and 2023:

	For the years ended
	June 30,
	2025	2024	2023
	USD	USD	USD
Point in time	2,546,872	7,280,920	6,283,429
Over time	10,394	42,436	9,911
Total	2,557,266	7,323,356	6,293,340

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of $51,253 and $5,152,925 as of June 30, 2025 and 2024, respectively.

The balance as of June 30, 2024 was mainly from a third-party customer for product sales. Pursuant to the contract, the customer has made a prepayment of RMB50 million to the Group. However, if the customer fails to achieve sales within 36 months, no refund will be provided for any remaining balance. According to the sales plan agreed with the customer, the management established a reasonable basis for projecting anticipated revenue schedules that are expected to be earned. The outstanding balance was nil as of June 30, 2025 due to the disposal of subsidiaries.

(t)	Cost of revenues

Cost of revenues consists primarily of (i) purchase of goods and materials, and (ii) rent and other costs related to the business operation.

(u)	Selling expenses

Selling and marketing expenses mainly consist of (i) share-based compensation for distributors, (ii) advertising costs and market promotion expenses, (iii) delivery costs charged by delivery agencies, and (iv) rent and depreciation expenses.

(v)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rent and depreciation related to general and administrative personnel and departments, (ii) professional service fees, and (iii) other corporate expenses.

(w)	Research and development expenses

Research and development expenses primarily consist of (i) staff cost related to research and development personnel, (ii) materials input during research and development process, and (iii) other expenses that are directly related to research and development activities.

(x)	Financial (expense) income, net

Financial (expense) income, net mainly consists of (i) interest income and expense, and (ii) bank charges.

(y)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution. Employee social benefits included as cost of revenues and expenses in the consolidated statements of operations and comprehensive (loss)/income amounted to $74,027, $106,449, and $40,765 for the years ended June 30, 2025, 2024 and 2023, respectively.

(z)	Income taxes

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive (loss)/income for the years ended June 30, 2025, 2024 and 2023, respectively. The Group expects that its assessment regarding unrecognized tax positions will change over the next 12 months.

(aa)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general taxpayer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(ab)	Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“USD”). The Company’s operating subsidiaries in mainland China and Hong Kong use their respective currencies Renminbi (“RMB”) and Hong Kong Dollar (“HKD”) as their functional currencies, respectively.

The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates for USD/RMB translations that were used in creating the consolidated financial statements:

	As of June 30,
	2025	2024
Balance sheet items, except for equity accounts	7.1636	7.2672

	For the years ended
	June 30,
	2025	2024	2023
Items in the consolidated statements of operations and comprehensive (loss)/income, and statements of cash flows	7.2143	7.2248	6.9536

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(ac)	Loss/(earnings) per share

Basic loss/(earnings) per share is computed by dividing net (loss) income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted loss/(earnings) per share is calculated by dividing net (loss) income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible warrants and earn-out shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted (loss) earnings per share calculation when inclusion of such share would be anti-dilutive.

(ad)	Segment reporting

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for public companies for annual reporting periods beginning after December 15, 2023, on a retrospective basis. The Group adopted ASU No. 2023-07 on July 1, 2024.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s CODM identified as the Group’s Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive (loss) income. See Note 22 for significant expenses regularly provided to the Group’s CODM.

As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented for the years ended June 30, 2025, 2024 and 2023.

(ae)	Revision

The Group determined that the consolidated statements of cash flows for the years ended June 30, 2024 and 2023 issued in previous year should be amended to present the gain or loss on deregistration of subsidiaries as an adjustment item to reconcile net income to net cash provided by operating activities. These revisions had no impact on the Group’s net income or financial position.

The Group evaluated these revisions in compliance with ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99 and concluded that the error in previously issued financial statements was immaterial both quantitatively and qualitatively. Correcting the immaterial error was referred to as “revision” of prior period financial statements. As the effect of the error corrections on the prior periods was immaterial, column headings of “restatements” were not required.

Gain or loss on deregistration of subsidiaries were revised from nil to $(79,202) and $347,423 for the years ended June 30, 2024 and 2023, respectively, as an adjustment item to reconcile net income to net cash provided by operating activities. For the year ended June 30, 2024, changes in prepaid expenses and other current assets were revised from $96,830 to $176,032. For the year ended June 30, 2023, changes in prepaid expenses and other current assets were revised from $(479,151) to $(903,212), accounts payables from $673,387 to $706,919, contract liabilities from $8,110,501 to $8,110,887 and accrued expenses and other current liabilities from $455,274 to $497,994, respectively.

(af)	Recent accounting pronouncements

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Group is currently evaluating the impact of adopting the standard.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (“Topic 326”). This ASU provides a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses. For public business entities, ASU 2025-05 will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance will be applied on a prospective basis. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting the standard.

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

4. DISPOSAL OF SUBSIDIARIES

On July 29, 2024, the Group entered into an equity transfer agreement with a third party to dispose 100% equity of its wholly-owned subsidiary, Dongguan Dashuyun Daily Necessities Co., Ltd., together with its branches, with a total consideration of RMB38,000,000 (approximately $5,267,317). The disposal was completed on September 3, 2024, resulting a gain of $4,802,411 on the disposal of Dongguan Dashuyun Daily Necessities Co., Ltd.. The disposal was not a strategic shift as it had no material impact on the Group’s business, therefore it was not qualified as discontinued operation.

The assets and liabilities of the disposed subsidiaries and disposal gain recognized accordingly are as follows:

Amount
USD
Consideration	5,267,317
Less:
Total assets as of disposed date	3,097,606
Total liabilities as of disposed date	(2,632,700)
Total gain on disposal of subsidiaries	4,802,411

During the period ended September 3, 2024, these subsidiaries recorded income before tax attribute to the Company of $141,340. These subsidiaries recorded loss before tax attribute to the Company of $542,235 and income before tax attribute to the Company of $395,218, for the years ended June 30, 2024 and 2023, respectively.

5. ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of June 30,
	2025	2024
	USD	USD
Accounts receivable	891,700	49,474
Allowance for credit losses	(21,658)	(1,721)
Accounts receivables, net	870,042	47,753

The movement of allowance for expected credit losses of accounts receivable was as follows:

	As of June 30,
	2025	2024
	USD	USD
Balance at beginning of the year	(1,721)	(6,442)
Allowance provided during the year	(19,772)	-
Reversal	-	4,735
Foreign currency translation adjustment	(165)	(14)
Balance at end of the year	(21,658)	(1,721)

The Group recorded provision of allowance for credit losses of $19,772 and $5,330 for the years ended June 30, 2025 and 2023, respectively, and recorded reversal of allowance of $4,735 for the year ended June 30, 2024..

6. INVENTORIES, NET

Inventories, net consisted of the following:

	As of June 30,
	2025	2024
	USD	USD
Raw materials	175,152	296,889
Finished goods	87,516	310,528
Others	-	5,747
Total	262,668	613,164
Inventory write-down	-	(12,288)
Inventories, net	262,668	600,876

The movement of inventory write-down was as follows:

	As of June 30,
	2025	2024
	USD	USD
Balance at beginning of the year presented	(12,288)	(4,749)
Write-down provided during the year	-	(7,594)
Write offs during the year	12,378	-
Foreign currency translation adjustment	(90)	55
Balance at end of the year presented	-	(12,288)

The Group recorded inventory write-downs of $7,594, and $3,358 for the years ended June 30, 2024 and 2023, respectively. The Group recorded write offs of inventory reserve of $12,378 for the year ended June 30, 2025.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2025	2024
	USD	USD
Value added tax recoverable	398,694	275,765
Deposits	151,341	111,749
Prepaid expenses	108,894	50,981
Payment on behalf of others	3,303	3,337
Receivable from disposal of a vehicle	-	83,939
Others	2,795	13,760
Prepaid expenses and other current assets	665,027	539,531

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2025	2024
	USD	USD
Building	2,705,595	2,670,908
Leasehold improvements	1,510,193	963,936
Machinery and equipment	637,353	-
Transportation equipment	284,042	302,809
Office equipment and computers	199,362	1,105,814
Total	5,336,545	5,043,467
Less: accumulated depreciation	(1,614,991)	(1,443,921)
Less: accumulated impairment	(519,543)	-
Property and equipment, net	3,202,011	3,599,546

Depreciation expenses were $303,732, accumulated depreciation transferred out due to disposal of subsidiaries was $146,305, and currency translation difference was $21,937 for the year ended June 30, 2025. Loss on disposal and write-off of property and equipment was $2,598 and $574 for the year ended June 30, 2025, respectively. The Group recorded impairment loss of property and equipment of $515,892 for the year ended June 30, 2025.

Depreciation expenses were $698,731, accumulated depreciation transferred out from plant and equipment written off was $37,195, and currency translation difference were $79,973 for the year ended June 30, 2024. Gain on disposal of property and equipment was $10,065 for the year ended June 30, 2024.

Depreciation expenses were $705,692, accumulated depreciation transferred out from plant and equipment written off was $1,537, and currency translation difference were $11,640 for the year ended June 30, 2023. Loss on disposal of property and equipment was $84,372 for the year ended June 30, 2023.

As of June 30, 2025, the building owned by the Group, for which the carrying value was $2,392,509, was pledged as collateral to secure long-term bank loans dated November 24, 2023 and November 27, 2023 borrowed from Industrial and Commercial Bank of China (Note 12).

9. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of June 30,
	2025	2024
	USD	USD
Trademark	2,636,494	2,598,909
Less: accumulated amortization	(599,451)	(236,492)
Intangible assets, net	2,037,043	2,362,417

For the years ended June 30, 2025, 2024 and 2023, amortization expense amounted to $357,012, $237,787, and $93, respectively.

Future estimated amortization expense of intangible assets is as follows:

Year	Amount
2026	359,539
2027	359,539
2028	359,539
2029	359,539
2030	359,539
Thereafter	239,348
Total	2,037,043

10. LEASE

Effective on July 1, 2021, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and factory leasing.

Supplemental balance sheet information related to operating lease was as follows:

	AS of June 30,
	2025	2024
	USD	USD
Right-of-use assets	1,419,323	547,214

Operating lease liabilities – current	529,395	190,023
Operating lease liabilities – non-current	974,191	335,241
Total operating lease liabilities	1,503,586	525,264

The components of lease expenses were as follows:

	For the years ended June 30,
	2025	2024	2023
	USD	USD	USD
Lease cost
Amortization of right-of-use assets	337,129	196,111	93,078
Interest of operating lease liabilities	43,911	27,051	16,994
Total lease cost	381,040	223,162	110,072

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2025 were as follows:

Weighted average remaining lease term (years):	2.80
Weighted average discount rate:	3.6%

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30:

Amount
USD
2026	575,329
2027	529,652
2028	444,374
Thereafter	37,477
Total lease payments	1,586,832
Less: imputed interest	(83,246)
Present value of operating lease liabilities	1,503,586

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2025	2024
	USD	USD

Payable to a third party	402,661	-
Other taxes payable	472,373	851,836
Accrued payroll and employee benefits	100,151	139,611
Deposits	5,485	7,457
Professional fees payable	-	1,612,224
Others	25,002	52,651
Total accrued expenses and other current liabilities	1,005,672	2,663,779

12. LONG-TERM LOANS

In November 2023, Jingxiyun Shenzhen obtained a bank loan of RMB10,000,000 ($1,395,946) from Industrial and Commercial Bank of China with the maturity date on October 30, 2026 and an interest rate of 3.25% per annum. The loan was pledged by the building owned by the Group for which the carrying value was $2,392,509 as of June 30, 2025.

13. OTHER NON-CURRENT LIABILITIES

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

On June 10, 2024, Plutonian Investments LLC transferred all promissory notes mentioned above with a total amount of $1,150,000 to a third party. The promissory notes have then been extended to a 3-year term payable to the third party. Since Plutonian has been deregistered in April 2025, the payable has been transferred to be borne by the Company.

14. SHARE-BASED COMPENSATION

On October 31, 2024, the Board of Directors of the Company approved the 2024 Equity Incentive Plan (the “2024 Plan”), under which, the Board of Directors adopt an equity incentive plan for the purpose of providing incentive and equity awards to directors, employees, franchisees and other individuals, and to reserve 11,416,109 ordinary shares of the Group for issuance pursuant to the 2014 Plan.

Restricted share units

On January 24, 2025, the Company has granted a total of 9,892,382 restricted shares to certain distributors and employee (the “Participants”) under the 2024 Plan. The restricted share units granted were vested immediately at grant date with no vesting conditions required. The fair value of restricted share units is based on the fair market value of the underlying ordinary shares on grant date.

The following table summarized the Group’s restricted share unit activities during the year ended June 30, 2025.

	Number of RSUs	Weighted Average Grant Date Fair Value
		USD

Outstanding as of July 1, 2024	-	-
Granted	9,892,382	3.46
Forfeited	-	-
Vested	(9,892,382)	3.46
Outstanding as of June 30, 2025	-	-

Total share-based compensation expenses recognized for these RSUs during the year ended June 30, 2025 were $34,227,641. There was nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

15. WARRANTS

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

16. RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2025 and 2024, net assets restricted in the aggregate were approximately $7,860,443 and $4,249,352, respectively.

17. TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. DSY HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the years presented.

PRC

Generally, the Group’s subsidiaries of PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

From January 1, 2023 to December 31, 2027, the State Taxation Administration of the PRC provided a preferential enterprise income tax rate on small-scale and low-profit enterprises whose annual taxable income is less than RMB3 million. For small-scale and low-profit enterprises, the portion of taxable income not exceeding RMB3 million can be counted at a reduced rate of 25%, and the enterprise income tax is calculated at a tax rate of 20%.

The income tax provision consists of the following components:

	For the years ended
	June 30,
	2025	2024	2023
	USD	USD	USD
Current income tax expenses	(202,339)	(71,862)	(239,996)
Deferred income tax (expense)/benefit	(26,207)	123,328	211,230
Total income tax (expense)/benefit	(228,546)	51,466	(28,766)

A reconciliation of the Group’s PRC statutory tax rate to the effective income tax rate was as follows:

	For the years ended
	June 30,
	2025	2024	2023
	USD	USD	USD
(Loss)/income before income tax expenses	(32,299,325)	589,019	308,331
Computed income tax expense with statutory tax rate of 25%	8,074,832	(147,255)	(77,083)
Tax effect of non-deductible items	(7,902,309)	(10,674)	(711)
Changes in valuation allowance	-	-	(3)
Write-off of net operating losses carried forward	(231,302)	(72,665)	-
Effect of preferential tax rate	(169,767)	282,060	49,031
Income tax (expense)/benefit	(228,546)	51,466	(28,766)

As of June 30, 2025 and 2024, the significant components of the deferred tax assets are summarized below:

	As of June 30,
	2025	2024
Deferred tax assets:
Net operating loss carried forward	483,169	502,037
Allowance for credit loss	1,776	928
Total deferred tax assets	484,945	502,965

As of June 30, 2025 and 2024, the Group had net operating loss carryforwards of approximately $1,875,027 and $4,390,265, respectively, which arose from the Group’s subsidiaries. As of June 30, 2025 and 2024, deferred tax assets from the net operating loss carryforwards amounted to $483,169 and $502,037, respectively.

As of June 30, 2025, net operating loss carryforwards will expire, if unused, in the following amounts:

Amount
USD
2027	1,027,014
2028	155,425
2029	-
2030	692,588
Total	1,875,027

18. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the basic and diluted net (loss)/earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended
	June 30,
	2025	2024	2023
Numerator:
Net (loss)/income attributable to Big Tree Cloud Holdings Limited	(32,530,121)	640,485	279,565
Numerator for basic and diluted (loss)/earnings per share calculation	(32,530,121)	640,485	279,565

Denominator:
Weighted average number of ordinary shares – basic and diluted	81,308,523	51,980,418	50,000,000
Denominator for basic and diluted (loss)/earnings per share calculation	81,308,523	51,980,418	50,000,000

(Loss)/earnings per ordinary share
– Basic and diluted	(0.4001)	0.0123	0.0056

19. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Wenquan Zhu	Principal shareholder, Chief Executive Officer and chairman of the Group
2	Big Tree Cloud Network Technology (Shenzhen) Co., LTD (“Big Tree Cloud Shenzhen”)	An entity controlled by Wenquan Zhu
3	Shenzhen Jingxihui Trading Co., Ltd (“Shenzhen Jingxihui”)	An entity controlled by Wenquan Zhu
4	Guangxi Big Tree Rong Network Technology Co., LTD (“Guangxi Big Tree Rong”)	An entity controlled by Wenquan Zhu
5	Daidi, Lin	Legal representative of subsidiary
6	Guangdong Jiasiwei New Material Technology Co., Ltd. (“Guangdong Jiasiwei”)	A non-controlling interest with significant influence on Guangdong Yunjia
7	Meitangfang (Foshan) New Material Co., Ltd. (“Meitaifang”)	The controller of Guangdong Jiasiwei

Amounts due from related parties

Amounts due from related parties consisted of the followings:

		As of June 30,
	Nature	2025	2024
		USD	USD
Guangdong Jiasiwei	Receivable from sales of goods	235,644	-
Meitaifang	Receivable from sales of goods	126,488	-
Big Tree Cloud Shenzhen	Rent receivable	-	16,595
Total		362,132	16,595

Amounts due to related parties

Amount due to related parties consisted of the followings:

		As of June 30,
	Nature	2025	2024
		USD	USD
Guangdong Jiasiwei (1)	Loan	279,189	-
Wenquan Zhu (2)	Loans	486,486	-
Wenquan Zhu (2)	Interest payable	170,940	13,012
Guangdong Jiasiwei	Payable for procurement of goods	144,075	-
Meitaifang	Payable for procurement of goods	57,265	-
Guangdong Jiasiwei	Accrued expenses	123,154	-
Meitaifang	Accrued expenses	38,349	-
Total		1,299,458	13,012

Amounts due to a related party, non-current

Amount due to related parties, non-current consisted of the followings:

		As of June 30,
	Nature	2025	2024
		USD	USD
Wenquan Zhu (3)	Loans	3,042,765	2,360,147
Total		3,042,765	2,360,147

(1)	On June 30, 2025, the Group borrowed a short-term loan from Guangdong Jiasiwei with a principal of RMB2,000,000 ($279,189) and an annual interest rate of 10%. The loan requires no collateral, and principal shall be repaid together with interest on the expiration date of December 30, 2025. The Group has repaid in advance of all the principal as of September 2025.

(2)

On June 17, 2025, the Group borrowed a 1-year loan from Mr. Wenquan Zhu of RMB2,530,000 ($353,174) with an annual interest rate of 10% and no collateral. The Group has repaid in advance of all the principal on July 7, 2025.

On June 19, 2025, the Group borrowed a 1-month loan from Mr. Wenquan Zhu of RMB1,000,000 ($139,595) with no interest and no collateral. The Group has repaid all the principal as of July 7, 2025.

(3)

On November 5, 2023, Mr. Wenquan Zhu lent unsecured, interest-free loans with a 3-year term of $630,000 to the Group for the payment of promissory notes that Plutonian issued to the Group.

From May 10, 2024 to August 12, 2024, the Group borrowed 3-year long-term loans from Mr. Wenquan Zhu, for a total of RMB22,500,000 (approximately $3,140,879) with an annual interest rate of 6.5% and no collateral. As of the issuance date of the financial statements, the Group has repaid in advance of RMB16,500,000 (approximately $ 2,303,311) for the principal, and RMB559,356 (approximately $78,083) for the interests.

From June 2024 to December 2024, Mr. Wenquan Zhu lent unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $1,107,691 to DSY HK for the purpose of enabling DSY HK to invest in DSY Guangdong in connection with an increase in the registered capital of DSY Guangdong and working capital. The loans will be expired as early as June 23, 2027.

From May 2025 to June 2025, Mr. Wenquan Zhu lent unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $362,164 to DSY HK for the purpose of working capital. The loans will be expired as early as May 29, 2028.

Related party transactions

	For the years ended
	June 30,
Nature	2025	2024	2023
	USD	USD	USD
Purchase of goods
Big Tree Cloud Shenzhen	-	712	16,793
Guangdong Jiasiwei	126,562	-	-
Meitaifang	50,323	-	-
Purchase of services
Meitaifang	14,450	-	-
Guangdong Jiasiwei	13,910	-	-
Big Tree Cloud Shenzhen	-	-	575,250
Purchase of intangible assets
Big Tree Cloud Shenzhen	-	2,596,313	-
Rental fees
Meitaifang	97,831	-	-
Guangdong Jiasiwei	39,071	-	-
Sales of goods
Big Tree Cloud Shenzhen	-	67,636	-
Shenzhen Jingxihui	-	-	236,605
Guangxi Big Tree Rong	-	17,944	-
Daidi, Lin	-	-	706
Guangdong Jiasiwei	381,136	-	-
Meitaifang	137,982	-	-
Rental income
Big Tree Cloud Shenzhen	5,112	28,876	-
Interest expense
Wenquan Zhu	295,630	14,789	8,668

20. GAIN OR LOSS ON DEREGISTRATION OF SUBSIDIARIES

For the years ended June 30, 2025, 2024 and 2023, the Group closed several subsidiaries through the deregistration procedures of local governmental and corporate service institutions. Those subsidiaries had little business operations for years. As a result, the Group recognized gain from deregistration of subsidiaries of a total of $387,847 and $79,202 for the years ended June 30, 2025 and 2024, respectively, and loss from deregistration of subsidiaries in collective amounts of $347,423 for the year ended June 30, 2023.

21. CONCENTRATION OF RISKS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit loss. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the Years Ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	USD		USD		USD
Customer A	901,127	35%	3,017,311	41%	*	*
Customer B	381,136	15%	-	-	-	-
Customer C	291,292	11%	-	-	-	-
Customer G	267,403	10%	-	-	-	-

*	represent percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total account receivables:

	As of June 30,
	2025		2024
	Amount	%	Amount	%
	USD		USD
Customer D	220,593	25%	-	-
Customer G	160,878	18%	-	-
Customer E	148,756	17%	-	-
Customer F	136,971	16%	-	-
Customer H	-	-	23,030	48%
Customer I	-	-	21,345	45%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

	As of June 30,
	2025		2024
	Amount	%	Amount	%
	USD		USD
Customer A	-	-	5,065,448	98%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years Ended June 30,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	USD		USD		USD
Supplier A	282,566	18%	-	-	-	-
Supplier B	-	-	230,571	14%	-	-
Supplier C	-	-	176,266	11%	-	-
Supplier D	-	-	177,418	11%	-	-
Supplier E	-	-	*	*	360,326	14%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payables:

	As of June 30,
	2025		2024
	Amount	%	Amount	%
	USD		USD
Supplier A	79,318	16%	-	-
Supplier G	64,804	13%	-	-
Supplier H	64,657	13%	-	-
Supplier I	53,686	11%	-	-
Supplier J	52,352	11%	-	-
Supplier D	-	-	176,383	41%
Supplier K	-	-	105,266	24%
Supplier B	-	-	84,214	20%
Supplier L	-	-	56,676	13%

22. SEGMENT REPORTING

The Group’s CODM is its CEO, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Group manages its operations and allocates resources as a single operating segment.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the years ended
	June 30,
	2025	2024	2023
Revenues	2,557,266	7,323,356	6,293,340
Less:
Cost of revenues	1,733,433	2,422,262	2,663,924
Selling and marketing expenses (1)	484,992	1,279,005	758,593
General and administrative expenses	4,294,422	3,558,452	2,199,987
Research and development expense	30,042	89,968	-
Share-based compensation	34,227,641	-	-
Other (income) expenses, net (2)	(5,685,393)	(666,816)	391,271
Net (loss) income	(32,527,871)	640,485	279,565

(1)	Excludes share-based compensation expenses.

(2)	Includes other income and expenses, net and income tax expenses.

23. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of June 30, 2025, there are no operating lease commitments that are short-term lease commitments, nor leases that have not yet commenced but that created significant rights and obligations for the Group, which are not included in right-of-use assets and lease liabilities.

Non-cancellable operating leases

The following table sets forth our contractual obligations as of June 30, 2025:

Lease Commitment
Within 1 year	51,266
2-5 years	111,077
Total	162,343

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and through the issuance date of these consolidated financial statements.

24. SUBSEQUENT EVENTS

From August 5, 2025 to September 23, 2025, Mr. Wenquan Zhu lent 3-year unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately $439,108 to DSY HK for the purpose of working capital. The loans will expire as early as August 4, 2028. The loans have been fully received as of the end of September 2025.

In September 2025, the Group reached an agreement and transferred its total equity interests in its subsidiary, Guangdong Yunjia, to a third-party entity for a total consideration of RMB5,100,000 (approximately US$711,933) (the “Disposition”). The Group received all the cash consideration as of August 31, 2025. Upon the completion of the Disposition on October 14, 2025 (the “Disposal Date”), the Group no longer has any equity interest in Guangdong Yunjia. Therefore, the Group was no longer able to operate and exert control over the subsidiary since the Disposal Date. The Disposition represented a strategic shift that had a significant effect on the Group’s operations and financial results and was to be accounted for as a discontinued operation.

On September 29, 2025, the Group entered into a definitive securities purchase agreement with an institutional investor for the purchase and sale of 8,064,516 ordinary shares, par value $0.0001 per share, at a purchase price of $0.62 per ordinary share, in a registered direct offering (the “Offering”). The Offering closed on September 30, 2025. The net proceeds to the Group were approximately $4.5 million after deducting placement agent fees and offering expenses, which has been fully received on October 2, 2025.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and except as disclosed above, the Group did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.