Form 20-F
period 2026-06-30
Big Tree Cloud Holdings Ltd
filed 2026-10-26
CIK 1999297

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Wenquan Zhu, Chief Executive Officer

Telephone: +86 0755 2759-5623

Email: zhuwenquan@bigtreeclouds.com

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen 518052, China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A ordinary shares, par value US$0.002 per share	DSY	The Nasdaq Stock Market LLC
Warrants to purchase Class A ordinary shares	DSYWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of June 30, 2026, there were 1,251,873 Class A ordinary shares, par value US$0.002 per share, and 3,500,000 Class B ordinary shares, par value US$0.002 per share, issued and outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires:

●	“Business Combination” means the merger contemplated by the Merger Agreement (as defined below).

●	“CAC” means Cyberspace Administration of China.

●	“Circular 37 Filing” means, with respect to an individual, filing the registration formalities pursuant to the provisions of “the Notice on Relevant Issues concerning Foreign Exchange Administration for Domestic Residents Engaging in Overseas Financing and Investing through Round-Trip Investment via Special Purpose Companies” (Hui Fa [2014] No. 37) and obtaining a foreign exchange registration receipt stamped by a competent bank as designated by SAFE or its competent local branch in the PRC, in each case with respect to the overseas direct investment to be made by such individual.

●	“Closing Date” means June 6, 2024, the date of the consummation of the Business Combination.

●	“Class A Ordinary Shares” means the Class A ordinary shares, par value US$0.002 per share, of the Company, each carrying one (1) vote.

●	“Class B Ordinary Shares” means the Class B ordinary shares, par value US$0.002 per share, of the Company, each carrying twenty-five (25) votes and convertible into one (1) Class A Ordinary Share at any time at the option of the holder.

●	“Code” means the Internal Revenue Code of 1986, as amended.

●	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

●	“GAAP” means accounting principles generally accepted in the United States of America.

●	“Guangdong Dashuyun” means Guangdong Dashuyun Investment Holding Group Co., Ltd., a limited liability company incorporated in the PRC, which is a 95.92%-owned subsidiary of the Company.

●	“HFCAA” means the Holding Foreign Companies Accountable Act.

●	“Holdco” means Big Tree Cloud International Group Limited, an exempted company incorporated in Cayman Islands.

●	“IRS” means the United States Internal Revenue Service.

●	“lower-tier cities” means the Chinese cities other than tier-1 cities.

●	“Merger Agreement” means the Agreement and Plan of Merger, dated October 9, 2023 (as may be amended, supplemented or otherwise modified from time to time), by and among PubCo, Merger Sub 1, Merger Sub 2, the Holdco, Guangdong Dashuyun and the SPAC.

●	“Merger Sub 1” means Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in Cayman Islands.

●	“Merger Sub 2” means Big Tree Cloud Merger Sub II Inc., a Delaware corporation.

●	“Nasdaq” means The Nasdaq Stock Market LLC.

●	“Ordinary Shares” means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares and, for periods prior to the effectiveness of the Share Consolidation, the ordinary shares of the Company, par value US$0.0001 per share.

●	“PCAOB” means the Public Company Accounting Oversight Board.

●	“Plutonian Common Stock” means the common stock, par value US$0.0001 per share, of Plutonian.

●	“Plutonian Private Placement Units” mean the units issued to the Sponsor in a private placement simultaneously with the closing of Plutonian’s IPO.

●	“Plutonian Warrant” means redeemable warrant of Plutonian entitling the holder to purchase one Plutonian Common Stock at a price of $11.50 per whole share.

ii

●	“PRC” or “China” means the People’s Republic of China (including, for the avoidance of doubt, the Hong Kong Special Administrative Region and the Macau Special Administrative Region), and only in the context of describing the PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, excludes Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

●	“RMB” means the legal currency in the PRC.

●	“SEC” means the U.S. Securities and Exchange Commission.

●	“Securities Act” means the Securities Act of 1933, as amended.

●	“Share Consolidation” means the consolidation of every twenty (20) issued and unissued ordinary shares of the Company of a par value of US$0.0001 each into one (1) ordinary share of a par value of US$0.002 each, which was approved by our shareholders at the extraordinary general meeting held on January 30, 2026 and became effective in the market at the open of business on February 23, 2026.

●	“SPAC” or “Plutonian” means Plutonian Acquisition Corp.

●	“Sponsor” means Plutonian Investments LLC, a Delaware limited liability company.

●	“Tier 1 cities” means and refers to the four largest cities in China of Beijing, Shanghai, Guangzhou and Shenzhen. The urban tier system in China is an overall assessment based on a city’s population, economic performance and strategic importance.

●	“Tier 2 cities” means and generally refers to the 45 Chinese cities of Chengdu, Chongqing, Hangzhou, Wuhan, Nanjing, Tianjin, Suzhou, Xi’an, Changsha, Shenyang, Qingdao, Zhengzhou, Dalian, Dongguan, Ningbo, Xiamen, Fuzhou, Wuxi, Hefei, Kunming, Harbin, Jinan, Foshan, Changchun, Wenzhou, Shijiazhuang, Nanning, Changzhou, Quanzhou, Nanchang, Guiyang, Taiyuan, Yantai, Jiaxing, Nantong, Jinhua, Zhuhai, Huizhou, Xuzhou, Haikou, Ürümqi, Shaoxing, Zhongshan, Taizhou and Jiujiang. These cities are generally recognized as secondary cities compared to the consensus tier-1 cities.

●	“Tier 3 cities” means and generally refers to the 71 Chinese cities of Weifang, Baoding, Zhenjiang, Yangzhou, Guilin, Tangshan, Sanya, Huzhou, Hohhot, Langfang, Luoyang, Weihai, Yancheng, Linyi, Jiangmen, Shantou, Taizhou, Quzhou, Handan, Jining, Wuhu, Zibo, Yinchuan, Liuzhou, Mianyang, Zhanjiang, Anshan, Quzhou, Daqing, Yichang, Baotou, Xianyang, Qinhuangdao, Zhuzhou, Putian, Jilin, Huai’an, Zhaoqing, Ningde, Hengyang, Nanping, Lianyungang, Dandong, Lijiang, Jieyang, Yanbian Korean Autonomous Prefecture, Zhoushan, Lanzhou, Longyan, Luzhou, Fushun, Xiangyang, Shangrao, Yingkou, Sanming, Lishui, Yueyang, Qingyuan, Jingzhou, Tai’an, Panjin, Dongying, Nanyang, Ma’anshan, Nanchong, Xining, Xiaogan, Qiqihar. These cities are generally recognized as tertiary cities compared to the tier-1 cities and tier 2 cities.

●	“US$” or “$” means U.S. dollars, the legal currency of the United States.

●	“Warrant” means a warrant of the Company issued to Plutonian Warrant holders and the Ordinary Shares underlying such warrants.

●	“we,” “us,” “our,” “PubCo” or the “Company” are to Big Tree Cloud Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, together with its subsidiaries when describing our business and operations.

This annual report on Form 20-F includes our audited balance sheets as of June 30, 2025 and 2026 and our audited consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended June 30, 2024, 2025 and 2026. Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted. Unless otherwise indicated, all shares and per share information in this annual report gives retroactive effect to the Share Consolidation.

This annual report contains translations of certain RMB amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report with regard to amounts recorded in our consolidated financial statements.

	June 30, 2026	June 30, 2025
Year-end spot rate	US$1= RMB6.7851	US$1= RMB7.1636

Average rate	US$1= RMB6.9940	US$1= RMB7.2143

With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, the conversion of RMB to U.S. dollars is based on RMB6.7851 to US$1, which is the exchange rate in effect as of June 30, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System unless otherwise noted.

iii

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

Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this annual report may include, for example, statements about:

●	our business strategies and outcomes;

●	our future business development, financial conditions and results of operations;

●	government regulations governing business operations, and in particular those governing the personal care industry and the artificial intelligence industry;

●	macro-economic conditions in China; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

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

iv

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

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

We have only recently expanded into the AI sector, and our AI business may not develop as we expect.

In January 2026, we began a strategic expansion into the artificial intelligence (“AI”) sector to capture growing market demand for AI skills and AI-enabled solutions. Our AI business is conducted through Shenzhen Nafutong New Technology Co., Ltd., our operating entity. We have not acquired any AI-related entity, and our expansion into the AI sector has been developed organically to date.

We provide technology development and related services for AI-centric platforms, including front-end and back-end development, architecture setup, system delivery, system integration, maintenance and other customized services. Certain platforms under development are also intended to serve individual end-users. For example, we are developing an AI learning and application platform intended to provide AI training to university students, young professionals and other individual users and to cultivate talent with practical AI application skills. We are also developing an AI training business directed at individual end-users.

We have limited experience in the AI industry, and our AI business is at an early stage. The AI industry is highly competitive and characterized by rapid technological change, and many of our competitors have significantly greater technical, financial and human resources than we do. Our ability to develop our AI business depends on, among other things, our ability to attract and retain qualified AI personnel, to deliver the platforms we have agreed to develop on time and to the satisfaction of our clients, to secure additional client contracts, and to comply with the evolving laws and regulations applicable to AI technology and services in China. Our AI business may also divert management attention and financial resources from our personal care business. We cannot assure you that our AI business will generate meaningful revenue or become profitable. If our AI business does not develop as we expect, our business, financial condition and results of operations may be materially and adversely affected.

We depend on a limited number of major customers for a substantial portion of our revenue, and the loss of, or a significant reduction in purchases by, any of these customers could materially and adversely affect our business, financial condition and results of operations.

We depend on our relationships with a limited number of major customers and have derived a substantial portion of our revenue from those customers. For the fiscal year ended June 30, 2026, our two largest customers accounted for approximately 76% and 13% of our total revenue, respectively, or approximately 89% in the aggregate. For the fiscal year ended June 30, 2025, our two largest customers accounted for approximately 71% and 23% of our total revenue, respectively, or approximately 94% in the aggregate. For the fiscal year ended June 30, 2024, no individual customer accounted for 10% or more of our total revenue.

Our customer concentration exposes us to risks that could materially and adversely affect our business, financial condition and results of operations. The amount of revenue we derive from a particular customer may vary from period to period depending on, among other things, the customer’s demand for our products or services, the timing and scope of customer orders or projects, customer acceptance of project deliverables, changes in the customer’s business strategy or financial condition, market conditions, competitive developments and other factors that may be outside our control. Because our revenue base has substantially decreased—from approximately US$7.3 million for the fiscal year ended June 30, 2024 to approximately US$1.3 million for the fiscal year ended June 30, 2025 and approximately US$0.6 million for the fiscal year ended June 30, 2026—the loss of, or a reduction or delay in purchases or payments by, a major customer could have a particularly significant effect on our revenue and operating results.

We cannot assure you that our major customers will maintain or increase their purchases from us, renew or expand their arrangements with us, or make payments when due. A major customer may reduce, delay or discontinue its purchases or projects, seek more favorable pricing or other contractual terms, experience financial or operational difficulties, dispute our performance, delay acceptance of deliverables, or choose competing products or service providers. If we fail to maintain our relationships with our major customers, successfully complete and obtain acceptance of projects, diversify our customer base, or replace revenue lost from a major customer, our revenue, cash flows, business, financial condition and results of operations could be materially and adversely affected.

We rely on a limited number of suppliers for a significant portion of our purchases, and the loss of one or more of these suppliers or any material change in our relationships with them could adversely affect our operations and results of operations.

We depend on a limited number of suppliers for a significant portion of our purchases. For the fiscal year ended June 30, 2026, our four largest suppliers accounted for approximately 29%, 17%, 15% and 11% of our total purchases, respectively, or approximately 72% in the aggregate. For the fiscal year ended June 30, 2025, our three largest suppliers accounted for approximately 19%, 19% and 13% of our total purchases, respectively, or approximately 51% in the aggregate. For the fiscal year ended June 30, 2024, our three largest suppliers accounted for approximately 14%, 11% and 11% of our total purchases, respectively, or approximately 36% in the aggregate. Our supplier concentration therefore increased during the fiscal year ended June 30, 2026.

Our dependence on a small number of suppliers exposes us to risks. Any interruption, delay, or deterioration in the supply of materials from these suppliers—whether due to shortages, price increases, quality issues, financial difficulties, changes in business relationships, or regulatory or geopolitical factors—could materially disrupt our operations. If any of these key suppliers were to terminate their relationships with us or significantly reduce their supply, and we are unable to qualify alternative suppliers on a timely basis, we could experience increased costs, production delays, or an inability to fulfill customer orders.

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

We have incurred substantial net losses and negative operating cash flows and may be unable to achieve or maintain profitability or generate positive operating cash flows.

We recorded net income of approximately US$0.6 million for the fiscal year ended June 30, 2024 and incurred net losses of approximately US$32.5 million and US$3.7 million for the fiscal years ended June 30, 2025 and 2026, respectively. We also had negative net cash flows from operating activities of approximately US$1.5 million, US$6.5 million and US$3.4 million for the fiscal years ended June 30, 2024, 2025 and 2026, respectively. As of June 30, 2026, we had an accumulated deficit of approximately US$41.0 million and a working-capital deficit of approximately US$0.2 million.

Our revenue from continuing operations decreased substantially from approximately US$7.3 million for the fiscal year ended June 30, 2024 to approximately US$1.3 million for the fiscal year ended June 30, 2025 and approximately US$0.6 million for the fiscal year ended June 30, 2026. Our gross margin also decreased from approximately 66.9% for fiscal year 2024 and 53.8% for fiscal year 2025 to approximately 7.0% for fiscal year 2026. Although we began generating revenue from AI technology services in fiscal year 2026, that business is at an early stage and generated only approximately US$0.1 million of revenue during the year. We expect to incur costs as we develop our AI technology services, recruit and retain technical personnel, acquire customers and continue to operate our consumer-products business. These expenditures may not result in increased revenue, improved margins or positive operating cash flow on a timely basis or at all.

Our ability to achieve and maintain profitability and positive operating cash flow depends on numerous factors, including our ability to expand and diversify our customer base, retain major customers, obtain and successfully complete AI technology projects, obtain customer acceptance of project deliverables, manage project and product costs, improve gross margins, control operating expenses, respond to competition and adapt to macroeconomic, regulatory and market conditions. We may also incur unexpected expenses or encounter difficulties, delays or disputes in completing projects, collecting receivables or implementing our business strategy. We cannot assure you that our revenue will grow, that our margins will improve, or that we will achieve or maintain profitability or positive operating cash flow.

Our liquidity has depended substantially on equity financing, shareholder contributions, related-party and bank borrowings, and proceeds from investments and subsidiary disposals. As of June 30, 2026, we had approximately US$3.1 million in cash and cash equivalents attributable to continuing operations, but we subsequently funded an additional US$0.9 million under a third-party loan agreement. We also had approximately US$1.5 million of short-term bank borrowings as of June 30, 2026, which were scheduled to mature on October 30, 2026. On October 19, 2026, we renewed this bank loan, and the renewed loan has a principal amount of RMB8.5 million (approximately US$1.3 million) and matures on September 17, 2029. There can be no assurance that additional financing will be available when needed, in sufficient amounts or on commercially acceptable terms. Equity financing could dilute existing shareholders, and debt financing could impose repayment obligations, increase interest expense, require collateral and restrict our operations.

If we fail to increase revenue, improve margins, control costs or obtain sufficient additional financing, we may be required to delay or reduce expenditures, scale back or discontinue portions of our operations, dispose of assets, seek additional capital on unfavorable terms or take other measures to conserve liquidity. Any of these actions could impair our ability to execute our strategy and could materially and adversely affect our business, financial condition, results of operations and cash flows. If we cannot obtain sufficient financing or otherwise improve our liquidity, we may be unable to continue our operations at their current level.

Our independent registered public accounting firm has previously expressed substantial doubt about our ability to continue as a going concern.

The report of our former independent registered public accounting firm, Audit Alliance LLP, on our consolidated financial statements as of and for the year ended June 30, 2025 included an explanatory paragraph stating that our net loss, net cash outflow from operating activities and accumulated deficit raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our ability to continue as a going concern depends on our ability to generate sufficient cash flows from operations and to obtain additional equity or debt financing, including loans from Mr. Wenquan Zhu, our chairman and chief executive officer, and we cannot assure you that such financing will be available on acceptable terms or at all. If we are unable to continue as a going concern, holders of our securities may lose some or all of their investment. The inclusion of a going concern explanatory paragraph may also adversely affect the market price of our Class A Ordinary Shares and our ability to raise capital.

We may need to raise additional funds to develop our AI technology services and support our other operations, and financing may not be available when needed or on terms favorable to us or our shareholders.

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

The development, commercialization and expansion of our AI technology services also require capital investment. We expect to require capital to develop and improve our AI platforms and customized solutions, recruit and retain technical and sales personnel, acquire computing capacity, software, data and other technology resources, conduct research and development, obtain and serve enterprise customers, expand our AI service offerings, market our products and services, support working-capital needs and satisfy our existing obligations. Our AI technology services business is at an early stage and generated only approximately US$0.1 million in revenue during the fiscal year ended June 30, 2026. There can be no assurance that our investment in this business will result in increased revenue, improved margins or positive cash flows on a timely basis or at all.

If we are unable to obtain sufficient additional financing when required, we may need to delay, reduce or discontinue the development or commercialization of our AI technology services, reduce research and development, marketing, hiring or other expenditures, scale back our personal care products business, dispose of assets, seek financing on unfavorable terms or otherwise curtail our operations. Any of these actions could impair our ability to implement our business strategy and could materially and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

We have a limited number of current customers and consumers for our personal care products and AI technology services, and a substantial portion of our revenue is concentrated among a limited number of customers.

To date, we have engaged in relatively limited marketing activities for our personal care products and AI technology services. Our customer base is limited compared with those of certain established participants in the personal care products and AI technology services industries, and we derive a substantial portion of our revenue from a limited number of customers. For the year ended June 30, 2026, our largest customer and our second-largest customer accounted for 76% and 13%, respectively, of our total revenue. Accordingly, we currently depend on a limited number of customers for a significant portion of our revenue.

We may not be able to retain these customers, maintain or increase their levels of purchases, or obtain new customers on commercially acceptable terms or at all. Our customers generally are not obligated to purchase any minimum quantity of products or services from us, except as may be provided in specific purchase orders or service agreements, and they may reduce, delay or discontinue their purchases. The loss of, or a material reduction in orders from, one or more significant customers, or any deterioration in their financial condition or ability to make timely payments, could materially and adversely affect our business, financial condition, results of operations and cash flows. Our operating results may also fluctuate significantly from period to period depending on the timing and size of orders or projects from significant customers.

As we increase our marketing activities to expand our market presence and the reach of our personal care products, consumers may limit their volume of purchases initially as they assess our products. Similarly, prospective enterprise clients may require lengthy evaluation, procurement, development and technical acceptance processes before purchasing or implementing our AI technology services. Developing relationships with consumers and enterprise clients and converting prospective business opportunities into sales or service engagements may require significant time and resources, and our related marketing and business-development efforts may not be successful or cost-effective. This process will depend on the design, convenience and quality of our products, as well as the support and service that we offer, and, with respect to our AI technology services, our ability to develop AI-centric platforms that satisfy enterprise clients’ technical and operational requirements and achieve applicable acceptance milestones. It will also depend on factors outside of our control, such as general market conditions and broader trends in the personal care products and AI technology services industries, including consumer and customer needs and preferences, technological innovations, competition, regulatory developments and marketing costs that could impact purchasing decisions.

As a result, there is significant uncertainty regarding the demand for our products and services, our ability to diversify and expand our consumer and customer base, and the pace and levels of growth that we will be able to achieve. If we are unable to retain significant customers, attract additional consumers and customers, successfully commercialize our AI technology services or reduce our customer concentration, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected.

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

We have an established process for the development, evaluation and validation of our new product concepts. Our primary business operations and financial results are focused on the development and production of feminine pads. As of June 30, 2026, we had nine series of feminine pad products to serve consumers of different age groups and with different preferences for personal care products. In addition, we continue to develop other personal care products to expand our products portfolio. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, the use of new materials and self-developed designs may not be as successful as we anticipate, which could have a material adverse effect on our business; the acceptance of new product launches and sales to our consumers may not be as high as we anticipate, due to a lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. Introduction of new products targeted at expanding our product reach beyond our current consumer base may not be as successful as we anticipate due to insufficient data insights on and understanding about the preferences, trends and behaviors of such new consumer group. Our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture new products. In addition, we may experience a decrease in sales of certain existing products as a result of newly launched products. Also, product innovation may place a strain on our employees and our financial resources, including incurring expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales. Further, sales of new products may be affected by the efficacy of our inventory management and quality of delivery and order fulfilment services provided by our logistics providers, and we may experience product shortages and delayed or defective or improper product delivery. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and results of operations.

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

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While each of our executive officers and key employees has entered into an employment agreement and a non-disclosure agreement with us, if any dispute arises between our executive officers or key employees and us, the relevant non-disclosure provisions may not be entirely enforceable. Other than the non-competition covenants of our executive officers described under “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements,” we do not maintain non-compete agreements with our employees; therefore, we cannot guarantee we are adequately protected. In the future, we may elect to execute non-compete agreements; but we cannot assure that our current employees will comply with our request or that the non-compete agreements, if executed, will be enforceable, especially under PRC law.

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

Our sales and marketing activities may not be successful or cost-effective, which could materially and adversely affect our business, financial condition and results of operations.

We incur costs to promote our brands and attract customers for our personal care products and AI technology services. Our selling expenses were approximately US$0.4 million, US$34.7 million and US$1.3 million for the fiscal years ended June 30, 2026, 2025 and 2024, respectively, representing 65.2%, 2,728.9% and 17.5% of our net revenue, respectively. Fiscal year 2025 selling expenses included approximately US$34.2 million of non-cash share-based compensation. Our advertising and market-promotion expenses were approximately US$25,000 and US$0.2 million for fiscal years 2026 and 2025, respectively; the fiscal year 2024 amount was not separately disclosed in the financial statements.

We may incur additional expenses to market our products through online and offline channels and promote our early-stage AI technology services to enterprise clients and individual users. Our marketing activities may not increase brand awareness, attract customers, generate sufficient revenue or produce an acceptable return. We may also fail to adapt to changes in customer preferences, advertising channels, platform policies or competitive conditions.

Our advertising and promotional activities are subject to applicable PRC laws and regulations concerning advertising, e-commerce, consumer protection, personal care and cosmetic products, data use and AI-related services. Any actual or alleged noncompliance could result in fines, corrective measures, removal of advertisements or product listings, reputational harm, or restrictions on our ability to market and sell our products or services. If our sales and marketing activities are unsuccessful, inefficient or more costly than anticipated, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

Our business is subject to complex and evolving product safety laws, regulations and standards. If we fail to comply with these laws, regulations and safety standards or our products otherwise have defects, we may be required to recall products and may face penalties and product liability claims, either of which could result in unexpected costs and damage our reputation.

The manufacturing, distribution, packaging, importation and exportation of personal care products and their components, ingredients and raw materials are subject to complex product safety-related laws, regulations and national and industrial standards, including without limitation, the Civil Code of the PRC, the Product Quality Law of the PRC, the Administrative Measures for Disinfection and Feminine Pad (including health pads) (GB/T 8939-2018, which will be superseded by GB/T 8939-2025 effective January 1, 2027). In addition, the utilization of ethylene oxide sterilization equipment further subject us to various industrial standards, including without limitation, Requirement for ethylene oxide sterilization of sub package (YY/T1403-2017) and Basic Assurance Requirements for Safety and Effectiveness in Sterilization of Ethylene Oxide (YY/T1544-2017).

In September 2024, we completed the sale of Dongguan Dashuyun Daily Necessities Co., Ltd., which held our manufacturing facilities, to a third party to become an asset-light company and agreed for it to manufacture our products on a “make-per-order” basis using the facilities we previously built. Since then, we no longer maintain a full in-house quality control team as we did previously. Instead, we have implemented a standardized sampling inspection approach and shifted certain quality management responsibilities to our contract manufacturers. We also require our contract manufacturers to adhere to our quality standards and relevant PRC product safety requirements, and we conduct periodic sampling inspections to verify compliance.

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

We collect, store, process and use a variety of customer and user data and information in connection with our business, including our AI technical services, which subjects us to laws and regulations relating to privacy, information security and data protection. Any failure to comply with these laws and regulations could materially and adversely harm our business.

We collect, store, process and use a variety of customer and user data and information to analyze changing consumer preferences and industry trends, guide our product and service development, and improve our products, services and customer experience. In connection with our AI technical services, including the development of AI-centric platforms for enterprise clients and AI learning and training platforms intended for individual users, we may process data provided by our enterprise clients and information relating to individual users, including student assessment and learning data.

The confidentiality, access, collection, storage, processing, use and disclosure of such data are highly regulated in China. The PRC government authorities have enacted a series of laws and regulations relating to privacy, personal information and data protection, under which we may be required to clearly indicate the purposes, methods and scope of information collection and use, obtain appropriate consent, and establish information protection systems and remedial measures. While we strive to comply with such laws and regulations, as well as our privacy policies and other obligations relating to privacy and data protection, certain of our data collection or processing activities, including those conducted in connection with our AI technical services, may be alleged or determined to exceed the permitted scope or lack sufficient consent.

Any actual or perceived failure to comply with applicable laws, regulations or policies relating to privacy, information security and data protection may result in investigations, proceedings or other actions against us by government authorities or other parties, as well as negative publicity and damage to our reputation and brand, any of which could cause us to lose customers or users. In addition, as data protection, privacy and AI-related issues receive increasing attention, we may become subject to new laws and regulations or new interpretations and applications of existing laws and regulations. Such developments could further restrict our collection and use of data or require us to implement additional security, compliance or governance measures for our AI technical services. Compliance with these requirements could be costly, restrict our data collection and processing practices, require us to modify our products or services, or otherwise adversely affect the conduct of our business and the manner in which we interact with our customers and users.

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

In the course of auditing our consolidated financial statements as of and for the fiscal year ended June 30, 2026, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting and other control deficiencies. The material weaknesses identified relate to (i) the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC and (ii) the lack of robust and formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting and the SEC reporting requirements. This has resulted in a number of accounting errors and omissions, including but not limited to the accounting for the complex transactions.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these material weaknesses including: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP accounting and SEC reporting; and (ii) to organize regular training for our accounting staff, especially related to U.S. GAAP and SEC reporting requirements. However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses, or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending June 30, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our AI business is subject to evolving PRC laws and regulations relating to AI, algorithms, data and online content, and any failure to comply with these laws and regulations could adversely affect our business.

The PRC government has adopted, and continues to adopt, laws and regulations governing the development and application of AI technology, including rules relating to algorithm recommendation services, deep synthesis technology, generative AI services and the labeling of AI-generated content. In addition, amendments to the PRC Cybersecurity Law, which became effective on January 1, 2026, added provisions relating to AI. These laws and regulations may require providers of AI-related services to complete algorithm filings or security assessments, implement content review and labeling measures, protect personal information and important data, and assume responsibility for the content generated or disseminated through their services. The interpretation and application of these laws and regulations remain uncertain and may change. If the platforms we develop or the services we provide are found to violate applicable requirements, or if we or our clients fail to obtain any required filings, approvals or licenses, we may be subject to fines, suspension of services or other penalties, and our reputation, business and results of operations may be materially and adversely affected.

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

There are uncertainties regarding the future enforcement of the PRC laws and regulations, which can change quickly with little advance notice. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas could materially and adversely affect our business and hinder our ability to offer or continue our operations and cause the value of our securities to significantly decline or become worthless. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”), which specifically regulates the overseas securities offering and listing by PRC domestic companies, as the response to the announcement discussed above. Under the Trial Administrative Measures, we are subject to certain filing requirements for any future offerings and the overall supervision by the CSRC, and follow-on offerings, such as our registered direct offering completed on September 30, 2025, must be filed with the CSRC within three business days after completion of the offering. These laws and rules and regulations have shown the Chinese government’s intention to exert more oversight and control over offerings that are conducted overseas.

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

The Overseas Listing Rules and other relevant rules promulgated by the CSRC may subject us to additional compliance requirements in the future.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report includes audit documentation located in China. PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection which could result in limitations or restrictions to our access to the U.S. capital markets. Our Ordinary Shares may be delisted under the HFCAA if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our Ordinary Shares or the threat of their being delisted, may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our Ordinary Shares.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our current auditor, HTL International, LLC, which is headquartered in Houston, Texas, is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor, Audit Alliance LLP, which audited our consolidated financial statements for the fiscal years ended June 30, 2025 and 2024 included in this annual report, is headquartered in Singapore and is also registered with the PCAOB. However, recent history and development with respect to audits of China-based companies, such as us, create uncertainty about the ability of their auditor to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditor through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. In December 2021, the PCAOB issued a report notifying the SEC of its determination that it was unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, which determination the PCAOB vacated in December 2022, as described below. The audit work papers for our Chinese operations are located in China.

If our auditor is not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of PCAOB’s oversight of such auditors through such inspections.

Pursuant to the HFCAA, if the PCAOB is unable to inspect an issuer’s auditors for two consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 (the “Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms which are subject to these determinations (“PCAOB Identified Firms”).

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

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. As a result, the risks mentioned above have been heightened.

Notwithstanding the foregoing, our ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. HTL International, LLC’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the our securities. Accordingly, the HFCAA calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. We could still face the risk of delisting and cease of trading of our securities from a stock exchange or an over-the-counter market in the United States under the HFCAA, as amended by the Consolidated Appropriations Act, 2023, and the securities regulations promulgated thereunder if the PCAOB determines that it is unable to inspect and investigate completely our registered public accounting firms for a period of two consecutive years, and that as a result an exchange may determine to delist our securities.

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

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct all of our operations in China, and substantially all of our assets are located in China. In addition, all of our senior executive officers and a majority of our directors reside within mainland China for a significant portion of the time and are mainland China nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, you may face uncertainties to the recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision, as the case may be in many other jurisdictions.

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

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. We adopted the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan in October 2024, and our mainland China resident employees who participate in it may be subject to these regulations. If we or any of these resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC laws.

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

Risks Related to Our Securities and the Trading Market

We have in the past failed to satisfy Nasdaq’s continued listing requirements, and if Nasdaq delists our securities, the liquidity and market price of our securities could decline significantly.

During the last fiscal year, we have received three deficiency notices from Nasdaq. On November 18, 2025, we received a notice that we did not meet the minimum bid price requirement of US$1.00 per share. On December 29, 2025 and December 31, 2025, we received notices that we did not meet the minimum market value of listed securities (“MVLS”) requirement of US$50,000,000 and the MVPHS requirement of US$15,000,000 for continued listing on the Nasdaq Global Market. Following the effectiveness of the Share Consolidation, we regained compliance with the minimum bid price requirement on March 9, 2026, and the listing of our Class A Ordinary Shares was transferred to the Nasdaq Capital Market effective April 9, 2026. Following the transfer, Nasdaq notified the Company that the MVLS and MVPHS matters were closed. See “Nasdaq Notification Letters” under “Item 4. Information on the Company.”

We cannot assure you that we will continue to meet Nasdaq’s continued listing requirements, including the minimum bid price, market value and stockholders’ equity requirements. In addition, Nasdaq has adopted, and may continue to adopt, more stringent listing standards. For example, in July 2026, the SEC approved a Nasdaq rule change that would require the delisting of a company whose market value of listed securities remains below US$5 million for 30 consecutive business days, without a compliance period. As of the date of this annual report, that rule change has been stayed pending the SEC’s review. If our securities are delisted from Nasdaq, the liquidity and market price of our securities could decline significantly, our ability to raise additional capital could be impaired, and we may be subject to additional regulation as a “penny stock” issuer.

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

Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the Ordinary Shares and could materially impair the Company’s ability to raise capital through equity offerings in the future. As of the date of this annual report, 1,251,873 Class A Ordinary Shares and 3,500,000 Class B Ordinary Shares are issued and outstanding. We cannot predict what effect, if any, market sales of Ordinary Shares held by our significant shareholders or any other shareholder or the availability of these Ordinary Shares for future sale will have on the market price of our Ordinary Shares.

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

The Company’s second amended and restated memorandum and articles of association (as currently in effect, the “Second Amended and Restated Memorandum and Articles of Association”) contains anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

The Company’s Second Amended and Restated Memorandum and Articles of Association contains provisions to limit the ability of others to acquire control of the Company or cause the Company to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third-parties from seeking to obtain control of the Company in a tender offer or similar transaction. For example, our dual-class share structure concentrates voting control with the holders of our Class B Ordinary Shares, and the Company’s board of directors will have the authority, subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. If the Company’s board of directors decides to issue preferred shares, the price of our Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares may be materially and adversely affected.

Mr. Wenquan Zhu has significant voting power and may take actions that may not be in the best interests of our other shareholders.

Mr. Wenquan Zhu, the chairman of the board of directors and chief executive officer of our Company, beneficially owns 3,500,000 Class B Ordinary Shares, representing approximately 73.66% of our total issued and outstanding Ordinary Shares and approximately 98.59% of the aggregate voting power of our issued and outstanding Ordinary Shares as of the date of this annual report. The interests of Mr. Wenquan Zhu may not be the same as or may even conflict with your interests. For example, Mr. Wenquan Zhu could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

At the extraordinary general meeting held on January 30, 2026, our shareholders approved the adoption of a dual-class share structure. Following the Share Consolidation, the 3,500,000 issued ordinary shares registered in the name of PLOUTOS GROUP LIMITED, which is indirectly wholly owned by Mr. Wenquan Zhu, were redesignated as Class B Ordinary Shares, and all other issued ordinary shares were redesignated as Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote of our shareholders. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty-five (25) votes. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder, and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares automatically convert into an equal number of Class A Ordinary Shares upon any sale, transfer, assignment or disposition to, or any change of control of the ultimate beneficial ownership to, any person or entity that is not a permitted transferee of the holder.

Due to the disparate voting power attached to the two classes, Mr. Wenquan Zhu, through PLOUTOS GROUP LIMITED, holds approximately 98.59% of the aggregate voting power of our issued and outstanding Ordinary Shares as of the date of this annual report and has decisive influence over matters requiring shareholder approval, including the election of directors, amendments to our Second Amended and Restated Memorandum and Articles of Association and significant corporate transactions. Our board of directors may issue the 1,500,000 authorized but unissued Class B Ordinary Shares without shareholder approval, and any such issuance would further dilute the voting power of holders of Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. In addition, certain index providers have policies that exclude companies with multiple classes of shares from their indices, which may make our Class A Ordinary Shares less attractive to investors and adversely affect their trading price and liquidity.

If our Company ceases to qualify as a foreign private issuer, it would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and it would incur significant additional legal, accounting, and other expenses that it would not incur as a foreign private issuer.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Its officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. However, under the Holding Foreign Insiders Accountable Act, which was enacted on December 18, 2025, and the rules adopted by the SEC to implement it, directors and officers of foreign private issuers, including our directors and officers, have been required since March 18, 2026 to file reports of their holdings of and transactions in our equity securities under Section 16(a) of the Exchange Act. In addition, it is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and it is not required to disclose in its periodic reports all of the information that United States domestic issuers are required to disclose. If it ceases to qualify as a foreign private issuer in the future, it would incur significant additional expenses that could have a material adverse effect on its results of operations. In June 2025, the SEC published a concept release soliciting public comment on possible amendments to the definition of “foreign private issuer.” If the SEC amends the definition, we may no longer qualify as a foreign private issuer.

We are a “controlled company” within the meaning of the Nasdaq listing rules and we follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

As of the date of this annual report, Mr. Wenquan Zhu, our chief executive officer and chairman of the board of directors, beneficially owns approximately 98.59% of the aggregate voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We have elected to rely on this exemption and as of the date of this annual report, we have six directors, including three non-independent directors and three independent directors. Accordingly, our shareholders do not have the same level of protection as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. We are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time and, except for the Section 16(a) reporting obligations of our directors and officers described above, requiring insiders to file public reports of their stock ownership and trading activities; and the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Cayman Islands Companies Act (As Revised) (the “Cayman Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the Company’s directors, actions by the Company’s minority shareholders and the fiduciary duties of the Company’s directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of the Company’s shareholders and the fiduciary duties of the Company’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

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

Depending on the amount of cash we raised in past offerings, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We do not believe that we were a PFIC for our taxable year ended June 30, 2026. We will continue to make this determination following the end of any particular tax year. Prospective investors who are U.S. taxpayers should note that, if we are determined to be a PFIC for any taxable year, we do not currently intend to prepare or provide the information that would enable investors to make a qualified electing fund election which, if available, would result in different (and generally, less adverse) U.S. federal income tax consequences under the PFIC rules.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—U.S. Holders—Passive Foreign Investment Company Status.”

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History and Structure

Big Tree Cloud Holdings Limited was incorporated in the Cayman Islands on September 25, 2023 as a merger vehicle to facilitate the Business Combination between Plutonian a blank check company incorporated in the state of Delaware which was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and Holdco, which was incorporated in Cayman Islands. Upon closing of the Business Combination on June 6, 2024, Holdco merged with Merger Sub 1, with Holdco being the surviving entity. Plutonian merged with Merger Sub 2, with Plutonian being the surviving entity. As a result of the Business Combination, both Holdco and Plutonian became wholly owned subsidiaries of the Company and the business of Holdco became our business. Plutonian was deregistered in April 2025. Starting from June 7, 2024, our Ordinary Shares were listed on Nasdaq Global Market under the symbols “DSY” and the Warrants were listed on the Nasdaq Capital Market under the symbol “DSYWW.” On April 9, 2026, the listing of our Class A Ordinary Shares was transferred from the Nasdaq Global Market to the Nasdaq Capital Market, and our Class A Ordinary Shares continue to trade under the symbol “DSY.” Our Company conducts all of our operations and generates all of our revenue through our subsidiaries in the PRC.

Corporate Structure

The following chart illustrates our corporate structure as of the date of this annual report.

Big Tree Cloud Holdings Limited
(Cayman Islands)
100%
Big Tree Cloud International Group Limited
(Cayman Islands)
100%
BRIGHT CONNECTED LIMITED
(BVI)
100%
HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED
(Hong Kong)
Offshore
Onshore
95.92%
100%
Guangdong Dashuyun Investment Holding Group Co., Ltd.
(PRC)
Shenzhen Ronghuiyun Investment Co., LTD
(PRC)
100%
100%
Shenzhen Nafutong New Technology Co., LTD
(PRC)
Shenzhen Surprise Cloud Trading Co., Ltd.
(PRC)

Disposals of Subsidiaries

On July 29, 2024, Guangdong Dashuyun entered into a share transfer agreement with Shenzhen Baicheng Wandian Trading Partnership (Limited Partnership), a third party, to dispose of all of the equity interests in its wholly-owned subsidiary, Dongguan Dashuyun Daily Necessities Co., Ltd., together with its branches, for a total consideration of RMB38,000,000. The disposal was completed on September 3, 2024. On September 8, 2025, Guangdong Dashuyun entered into a share transfer agreement to transfer all of its 51% equity interests in Guangdong Yunjia Innovative Materials Co., Ltd. (“Guangdong Yunjia”) to Guangdong Jiasiwei New Materials Technology Co., Ltd. (“Guangdong Jiasiwei”). See “—B. Business Overview—Discontinued Operations.”

Nasdaq Notification Letters

On March 13, 2025, the Company received a deficiency notice from Nasdaq notifying the Company that, for the 30 consecutive business days from January 27, 2025 to March 12, 2025, the Company’s market value of publicly held shares (“MVPHS”) was below the minimum of US$15 million required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”), and the Company was given until September 9, 2025 to regain compliance.

On July 11, 2025, the Company received a notice from the Staff of Nasdaq notifying the Company that Staff has determined that for the last 11 consecutive trading days, from June 25, 2025 to July 10, 2025, the Company’s MVPHS has been US$15 million or greater. Accordingly, the Company has regained compliance with the MVPHS Requirement.

On November 18, 2025, the Company received a written notification (the “Bid Price Notification Letter”) from Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1), which requires listed securities to maintain a minimum bid price of US$1.00 per share. Based on the closing bid price for the last 30 consecutive business days from October 7, 2025 to November 17, 2025, the Company no longer met the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided a compliance period of 180 calendar days, or until May 18, 2026, to regain compliance.

On December 29, 2025, the Company received a notification letter from Nasdaq, based on Nasdaq’s review of the Company’s Market Value of Listed Securities (“MVLS”) for at least 30 consecutive business days from November 13, 2025 to December 26, 2025, stating that the Company’s MVLS was below the required minimum of US$50,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company was granted a 180-calendar-day compliance period, or until June 29, 2026, to regain compliance with the MVLS requirement.

On December 31, 2025, the Company received an additional notification letter from Nasdaq, based on Nasdaq’s review of the Company’s MVPHS for at least 30 consecutive business days from November 6, 2025 to December 30, 2025, stating that the Company’s MVPHS was below the required minimum of US$15,000,000. Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company was granted a 180-calendar-day compliance period, or until June 29, 2026, to regain compliance with the MVPHS requirement.

On March 9, 2026, the Company received a written compliance notification from the Listing Qualifications Department of Nasdaq, informing the Company that it had regained compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq Listing Rule 5450(a)(1). Nasdaq determined that the closing bid price of the Company’s ordinary shares had been at or above US$1.00 per share for the 10 consecutive business days from February 23, 2026 to March 6, 2026.

On April 7, 2026, the Company received approval from Nasdaq of its application to transfer the listing of its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market. The transfer became effective at the opening of business on April 9, 2026. The transfer of listing did not affect the trading of the Company’s securities, and the Company’s Class A Ordinary Shares continue to trade under the symbol “DSY.” Following the transfer, Nasdaq notified the Company that the MVLS and MVPHS matters were closed.

Registered Direct Offering

On September 29, 2025, the Company entered into a definitive securities purchase agreement with an institutional investor for the purchase and sale of 8,064,516 ordinary shares, par value US$0.0001 per share (before giving effect to the Share Consolidation), at a purchase price of US$0.62 per share (before giving effect to the Share Consolidation), in a registered direct offering. The offering closed on September 30, 2025. The aggregate gross proceeds to the Company were approximately US$5.0 million, before deducting placement agent fees and offering expenses. The ordinary shares were issued pursuant to a prospectus supplement dated September 30, 2025, filed with the SEC in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-289941), which was declared effective by the SEC on September 9, 2025. Aegis Capital Corp. acted as the exclusive placement agent for the offering and received a cash fee equal to 6.0% of the gross proceeds. Concurrently with the execution of the securities purchase agreement, the Company’s officers, directors and shareholders holding ten percent (10%) or more of the Company’s ordinary shares entered into lock-up agreements for ninety (90) days following the closing of the offering. We submitted the filing with the CSRC in respect of the offering on October 11, 2025. See “Use of Proceeds” under “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

Extraordinary General Meeting, Share Consolidation and Dual-Class Share Structure

On January 30, 2026, the Company held an extraordinary general meeting, at which the shareholders of the Company approved, among other things, (i) the adoption of the second amended and restated memorandum and articles of association of the Company, in its entirety and in substitution for and to the exclusion of the then effective amended and restated memorandum and articles of association; (ii) the consolidation of every twenty (20) issued and unissued ordinary shares of a par value of US$0.0001 each into one (1) ordinary share of a par value of US$0.002 each; (iii) the change of the authorized share capital of the Company from US$50,000 divided into 25,000,000 ordinary shares of a par value of US$0.002 each to US$50,000 divided into 20,000,000 Class A Ordinary Shares of a par value of US$0.002 each and 5,000,000 Class B Ordinary Shares of a par value of US$0.002 each; and (iv) the redesignation of the 3,500,000 issued ordinary shares registered in the name of PLOUTOS GROUP LIMITED as 3,500,000 Class B Ordinary Shares, the remaining 1,251,873 issued ordinary shares registered in the names of various shareholders as 1,251,873 Class A Ordinary Shares, the 18,748,127 authorized but unissued ordinary shares as authorized but unissued Class A Ordinary Shares, and the 1,500,000 authorized but unissued ordinary shares as authorized but unissued Class B Ordinary Shares. No fractional shares were issued in connection with the Share Consolidation, and any fractional share that a shareholder would otherwise have been entitled to receive was rounded up to the next whole share.

The change from Ordinary Shares of par value of US$0.0001 each to Class A Ordinary Shares was reflected on Nasdaq and in the marketplace at the open of business on February 23, 2026, and the Class A Ordinary Shares began trading under the symbol “DSY” and the new CUSIP number G1263B132. In accordance with the warrant agreement, the number of shares issuable upon exercise of our 6,016,125 outstanding warrants and the exercise price were adjusted to reflect the Share Consolidation, so that every twenty (20) warrants entitle the holder to purchase one Class A Ordinary Share at an exercise price of US$230.00 per share.

Adoption of 2024 Equity Incentive Plan

On October 31, 2024, our Board of Directors approved the adoption of the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan (the “2024 Incentive Plan”). Under the 2024 Incentive Plan, we will be permitted to grant share options, restricted shares, restricted share units, and similar equity-based compensation for the purpose of attracting, retaining, and incentivizing qualified directors, employees, franchisees and other individuals. The maximum number of shares issuable under the 2024 Incentive Plan is 570,806 Class A Ordinary Shares (or 11,416,109 ordinary shares prior to the Share Consolidation), to be increased on the first day of each fiscal year of the Company during the term of the 2024 Incentive Plan commencing with the fiscal year beginning July 1, 2024, by an amount equal to 1.0% of the total number of issued and outstanding Ordinary Shares on the last day of the immediately preceding fiscal year. As of the date of this annual report, we have issued 494,648 Class A Ordinary Shares (or 9,892,382 ordinary shares prior to the Share Consolidation) to certain distributors and employees under the 2024 Incentive Plan.

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

4.B. Business Overview

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

As an emerging company with expanding business operations, our product portfolio included, as of the date of this annual report, more than 50 commercialized products, including nine series of feminine pads. Big Tree Cloud is our flagship brand for feminine hygiene products, under which we have developed and commercialized multiple series of sterilized feminine pad products and menstrual pants products, including the Gold Series, DSY Air Series, Aurora Series, Classic Series, Favorita Series, O2 Series and Cloud Pants. In addition, we also own Yaluota, our sub-brand specifically designed for the younger age group, under which we have developed and commercialized feminine hygiene pad products including the Smiling Series, Youth Series and Z Series. We currently focus on the production and sales of feminine hygiene products, including sterilized feminine pads and menstrual pants. Based on our understanding of our target consumers’ demand, we selectively introduced additional products, including body and oral care products, accessories and other products (primarily the distribution of dietary supplements) to address unmet needs of our core consumer base. We currently sell our products primarily through distributors and online sales channels in China.

We previously owned two production plants in Dongguan, China on leased premises comprising approximately 5,700 square meters, which mainly serves the production function for our feminine pad products. In September 2024, we completed the sale of Dongguan Dashuyun Daily Necessities Co., Ltd., which held our manufacturing facilities, to a third party to become an asset-light company and agreed for it to manufacture our products on a “make-per-order” basis using the facilities we previously built. We have experience working with third-party manufacturers to complement our production capabilities and will continue this model to allocate resources efficiently. Engaging independent manufacturers for our body, oral care, and other products gives us flexibility to diversify our portfolio, control costs, and maintain strict quality standards to meet consumer demand. We sold our facilities as part of our resource optimization and business development strategy.

Since the beginning of 2026, we have strategically expanded into AI technical services. This business is at a preliminary stage. During the year ended June 30, 2026, we generated revenue from providing customized AI platform development services to two enterprise clients. These services include front-end and back-end development, architecture setup, system delivery, system integration, maintenance and other customized services based on client requirements.

We are also developing an AI training business for individual end-users, with an initial focus on AI-enabled career skills assessment and training for university students and recent graduates. We plan to develop services designed to assess and improve users’ practical AI and computer skills and enhance their employment readiness. Building on these initiatives, we plan to further develop our AI business in three areas: (i) AI talent development and employment services, including services relating to university students’ employability and computer skills; (ii) AI-powered product-selection services for cross-border e-commerce; and (iii) customized AI solutions for enterprise clients. Except for the customized AI platform development services provided to two enterprise clients during the year ended June 30, 2026, these initiatives remain under development and have not generated material revenue. See “—AI Technical Services.”

For the fiscal years ended June 30, 2026, 2025 and 2024, our net revenues from continuing operations were approximately US$0.6 million, US$1.3 million and US$7.3 million, respectively. Revenues from sales of feminine hygiene products represented approximately 0.6%, 75.1% and 70.5% of our net revenues from continuing operations for the fiscal years ended June 30, 2026, 2025 and 2024, respectively. Revenues from AI technical services represented approximately 18.3% of our net revenues from continuing operations for the fiscal year ended June 30, 2026. We did not generate revenues from AI technical services for the fiscal years ended June 30, 2025 or 2024. As part of our strategic expansion into the AI sector, we aim to accelerate the development of our AI technical services while continuing to operate our consumer-products business.

Discontinued Operations

Having operated in China’s personal and feminine hygiene care industry, we identified significant opportunities in developing and producing raw materials for feminine pads, enabling us to diversify our operations and position ourselves as a reliable supplier to medium-size manufacturers. On January 10, 2025, Guangdong Dashuyun and Guangdong Jiasiwei jointly established Guangdong Yunjia, in which Guangdong Dashuyun held 51% equity interests until the disposal described below. Guangdong Yunjia is primarily engaged in the research, development, production and sales of hot air nonwoven fabrics. Its main products include hot air, spunbond, double-card, perforated, and printed nonwoven fabrics and it offers functional nonwoven solutions by applying microcapsules or active ingredients through various finishing techniques, enabling features such as moisturizing, deodorizing, antibacterial, and mosquito-repellent effects.

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

The sale of Guangdong Yunjia was primarily driven by the Company’s strategic transformation and focus on resource optimization. The business represented by Guangdong Yunjia is no longer aligned with the Company’s core development priorities. The sale of Guangdong Yunjia is expected to optimize the Company’s asset structure, improve operational efficiency, and enhance long-term profitability.

Our Products and Services

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

Personal care products

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

Big Tree Cloud is our flagship brand for feminine hygiene products. As of the date of this annual report, we have seven series of sterilized feminine pad products and menstrual pants products that cater to different consumer profiles and preferences under the Big Tree Cloud brand.

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

AI Technical Services

Since the beginning of 2026, we have expanded into AI technical services. Our AI technical services business is at a preliminary stage. In connection with this expansion, in January 2026, we appointed Mr. Hu Huang as Director of the Technology Department of our AI Ecosystem Division. He is responsible for strengthening our AI technical infrastructure and supporting the scaling of AI-driven operations. Mr. Huang has 19 years of experience building technology service systems for technology companies, including VIPKID, Alibaba Group (9988.HK) and JD.com (NASDAQ: JD).

During the year ended June 30, 2026, we generated revenue from providing customized AI platform development services to two enterprise clients. Our services include front-end and back-end development, architecture setup, system delivery, system integration, maintenance and other customized services based on client requirements. We are also developing an AI training business for individual end-users, with an initial focus on AI-enabled career skills assessment and training for university students and recent graduates. We plan to provide services designed to assess and improve users’ practical AI and computer skills and enhance their employment readiness. The effectiveness and competitiveness of these services are expected to depend in part on the accuracy of our AI assessment models, the quality and relevance of our assessment content and question banks, and our ability to establish relationships with universities and other educational institutions.

Building on these initiatives, we plan to further develop our AI business in three areas: (i) AI talent development and employment services, including services relating to university students’ employability and computer skills; (ii) AI-powered product-selection services for cross-border e-commerce; and (iii) customized AI solutions for enterprise clients. Except for the customized AI platform development services provided to two enterprise clients during the year ended June 30, 2026, these initiatives remain under development, and we have not yet generated material revenue from them.

Our AI business is at an early stage and did not generate material revenue for the fiscal year ended June 30, 2026. See the risk factor titled “We have only recently expanded into the AI sector, and our AI business may not develop as we expect” under “Item 3. Key Information.”

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

Our AI technical services business is at a preliminary stage, and we have not generated sufficient operating data to identify any material seasonal trends. Demand for our proposed AI career skills assessment and training services may be affected by academic calendars, graduation periods and recruitment cycles. Our customized enterprise AI solutions may be affected by enterprise clients’ budgeting, procurement, project-delivery and technical-acceptance schedules, which could cause our revenue to fluctuate from period to period. We are currently unable to predict the nature or extent of any seasonal fluctuations in our AI technical services business.

Consumers and Customers

Personal care products

We believe that our consumers of feminine hygiene products are modern, health-conscious and independent-minded and seek high-quality, effective and thoughtfully designed products. Our target consumers span a wide range of age groups, geographical locations and income levels. Approximately 15% of our consumers are located in tier-one cities in China, and the remaining 85% are located in tier-two and tier-three cities and suburban areas. We expect to further expand our consumer base across additional geographical locations and age groups as we continue to enhance our brand awareness and expand our distribution channels. We believe that our consumers are digitally inclined and mobile-centric and place a high priority on product quality. We also believe that consumers develop trust in and connections with brands that offer high-quality products and reflect their values, and we seek to build our brand and conduct our operations based on these principles.

AI Technical Services

Our current customers for AI technical services are enterprise clients seeking AI-centric platforms tailored to their technical and operational requirements. We work with these customers to develop integrated AI platforms based on the specifications and milestones set forth in the applicable service agreements. Customers review and accept specified deliverables upon the achievement of technical milestones during the development process. We seek to establish long-term relationships with enterprise customers by delivering reliable AI technical services that address their operational requirements.

Our AI technical services business is at an early stage of development and currently has a limited customer base. We intend to expand our AI technical services business by strengthening our technical capabilities, broadening our service offerings and developing relationships with additional enterprise customers.

Product development

We continue to strengthen our research and development (“R&D”) capabilities and advance our strategic layout in the field of new materials. During the fiscal year ended June 30, 2026, we focused our R&D efforts on the frontier technology development and industrial application of super absorbent polymer (SAP) materials. As of June 30, 2026, we had invested approximately US$48,585 in these R&D activities. We are committed to enhancing the overall performance of our products through innovations in molecular structure design and synthesis processes, targeting improvements in absorption rate, liquid retention capacity, salt tolerance and biodegradability.

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

Manufacturing and Supply Chain

Third-party production

As of the date of this annual report, we rely on our trusted third-party partners to handle our production needs. These manufacturers procure raw materials and conduct production based on our mandated specifications, designs and production techniques. All of our outsourced manufacturers are located in China and have established high-quality production standards by serving industry-leading brands. To fulfill our large order volume with short turnover times, many of our outsourced manufacturers have also expanded their manufacturing capabilities with investment in automated production lines, multiple sets of customized tools and expanded storage for raw materials.

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

Personal care products

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

AI Technical Services

Our sales and marketing activities for our AI technical services business are at a preliminary stage, and we have not yet established a comprehensive sales and marketing network for this business. As our products and services develop, we plan to market them to individual users, universities and other educational institutions, and enterprise clients through channels tailored to each business area.

For our proposed AI career skills assessment and training services, we plan to target university students, recent graduates and young professionals through cooperation with universities and other educational institutions, online marketing, social media and other digital channels. We also plan to develop relationships with universities to increase awareness of our services, better understand students’ employment and skills-development needs, and promote the adoption of our AI assessment and training products.

For our customized enterprise AI solutions, we plan to identify and engage potential clients through direct sales, business referrals, industry relationships and other business-development activities. For our proposed AI-powered product-selection services for cross-border e-commerce, we plan to market our services to merchants and other relevant market participants through direct outreach, business partnerships and online channels. Our sales and marketing plans may evolve based on product development, market demand, available resources and other commercial considerations.

Intellectual Property

We protect our intellectual property through a combination of trademarks, domain names, copyrights and patents. As of October 23, 2026, we have registered 190 trademarks. Our principal trademark assets include the trademarks “Big Tree Cloud” and “Yaluota.” We also owned one registered design patent and one registered utility model patent granted by the PRC State Intellectual Property Office, as well as 11 registered copyrights issued by either the National Copyright Administration of the PRC or the Copyright Administration of Guangdong Province. Of these, one is a software copyright for a career assessment platform related to our AI technical services business.

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

Personal care products

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

AI Technical Services

The markets for AI technical services, AI-enabled career skills assessment and AI training are competitive and evolving rapidly. Because our AI technical services business is at a preliminary stage, our competitive position and the relevant competitive landscape may continue to change as we develop and commercialize our services.

In the AI-enabled career skills assessment and training market, we expect to compete primarily with traditional talent assessment providers transitioning to AI-enabled services, large technology and education companies with significant technological resources and distribution channels, and AI-native start-ups with flexible business models. We expect to compete principally on the accuracy of our AI assessment models, the quality and relevance of our assessment content and question banks, our ability to address the practical employment and skills-development needs of students, and our ability to establish and expand relationships with universities.

For customized enterprise AI solutions, we compete based on our ability to understand client requirements, provide customized solutions, satisfy technical acceptance milestones and deliver and maintain AI-centric platforms in a timely and cost-effective manner. Certain competitors may have longer operating histories, greater financial and technological resources, stronger brands, larger customer bases or more extensive relationships with universities and enterprise clients than we do.

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

Employees

As of June 30, 2026, we had 27 full-time employees, all of whom are based in China, primarily at our headquarters in Shenzhen, China.

The following table sets forth the number of our employees by function as of June 30, 2026.

Function:
R&D and Product Development	2
Sales and Marketing	4
Information Technology	2
Administration and Finance	18
Management	1
Total	27

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

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC (the “Cybersecurity Law”), which became effective on June 1, 2017 and is applied to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators shall comply with laws and regulations and fulfil the obligations to safeguard the security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures in accordance with the mandatory requirements of laws, regulations and national standards to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data, and network operators shall not collect the personal information irrelevant to the services provided, or collect or use the personal information in violation of the provisions of laws or agreements between both parties. In addition, the Cybersecurity Law was latest amended on October 28, 2025, with the amendment effective on January 1, 2026, and the amendment added provisions relating to AI.

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

On September 24, 2024, the State Council issued the Regulations on the Administration of Cyber Data Security (the “Regulations on Data Security”), which became effective on January 1, 2025. The Regulations on Data Security stipulates that, among others, data processors processing data that affects or may affect national security shall be subject to national security review in accordance with relevant national regulations. However, the Regulations on Data Security provides no further explanation or interpretation of “affects or may affect national security”. According to the Regulations on Data Security, any entity identified as an important data processor is required to conduct an annual risk assessment on its data processing activities and submit a risk assessment report to the competent authority at or above the provincial level. In addition, an important data processor that handle specific types or volumes of important data as prescribed by the competent authorities is required to conduct security background checks on their data security officers and personnel in key positions and to enhance the training of such personnel.

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

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC effective as of July 1, 2011 and as amended on December 29, 2018, the Regulations on Occupational Injury Insurance effective as of January 1, 2004 and as amended on December 20, 2010, the Interim Measures concerning the Maternity Insurance for Enterprise Employees effective as of January 1, 1995, the Interim Regulations concerning the Levy of Social Insurance effective as of January 22, 1999 and as amended on March 24, 2019 and the Regulations concerning the Administration of Housing Provident Fund effective as of April 3, 1999, and amended on March 24, 2002, March 24, 2019 and August 10, 2026, with the 2026 amendment effective as of September 20, 2026, enterprises and institutions in mainland China shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans.

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

Laws and Intellectual Property Rights

Trademark Law

Trademarks are protected by the Trademark Law of the PRC, which was adopted in 1982 and subsequently amended in 1993, 2001, 2013 and 2019, respectively, as well as the Implementation Regulation of the Trademark Law of the PRC adopted in 2002 and amended in 2014 by the State Council. The Trademark Office of China National Intellectual Property Administration handles trademark registrations and grants a term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for record. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. On June 26, 2026, the SCNPC revised and adopted the Trademark Law of the PRC, which will come into effect on January 1, 2027.

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

Regulations on Foreign Investment

Pursuant to the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 edition) (the “Negative List”) jointly issued by the National Development and Reform Commission of the PRC (the “NDRC”) and the Ministry of Commerce of the PRC (the “MOFCOM”) on September 6, 2024 and effective on November 1, 2024, the businesses currently conducted by our mainland China subsidiaries do not fall into the Negative List.

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

4.C. Organizational Structure

See “—A. History and Development of the Company” and Exhibit 8.1 to this annual report.

4.D. Property, Plants and Equipment

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

5.A. Operating Results

Key Components of Results of Operations

Net revenue

Since the beginning of 2026, we have expanded into new AI business lines. For the year ended June 30, 2026, we generated AI technology services revenue from customized AI platform development services for two enterprise clients. We are also developing an AI training business for individual end-users. On this basis, we will further enhance our AI business layout in three areas: AI talent development and employment services, AI-powered product-selection skill for cross-border E-commerce, and customized AI solutions for enterprises.

We also generate revenues from the existing sales business, mainly including sales of feminine hygiene products, skincare products and other products. The following table breaks down our net revenue from continuing operations by product type and as percentages of our net revenue for the periods presented:

	For the Years Ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Net revenue
Sales of products (by products)	496,821	77.1	1,260,802	99.2	7,280,920	99.4
Body and oral care products	493,238	76.5	306,240	24.1	1,047,108	14.3
Feminine hygiene products	3,583	0.6	954,536	75.1	5,162,784	70.5
Accessories	-	-	-	-	1,015,961	13.9
Others	-	-	26	-	55,067	0.7
AI technology services	117,958	18.3	-	-	-	-
Licensing Fees	-	-	10,394	0.8	42,436	0.6
Others	30,013	4.6	-	-	-	-
Total	644,792	100.0	1,271,196	100.0	7,323,356	100.0

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

AI technology services. We primarily develop platforms with customized AI functions based on customers’ requirements. We are providing customized AI platform development services for two enterprises in 2026.

Licensing fees. We generate revenue from our customers and third-party commercial stores by authorizing them to use our logo, trademark and brand name.

Cost of revenue

Our cost of revenue from continuing operations includes the cost of purchase of goods and materials, staff and technical costs relating to AI services, rent and other costs related to our business operation. The following table breaks down our cost of revenue in our continuing operations by amounts and percentages of our net revenue for the periods presented:

	For the Years Ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Cost of revenue
Costs of products (by products)	491,914	76.3	578,025	45.4	2,119,674	29.0
Body and oral care products	490,047	76.0	300,371	23.6	240,578	3.3
Feminine hygiene products	1,867	0.3	277,654	21.8	1,604,083	21.9
Accessories	-	-	-	-	275,013	3.8
AI technology services	72,904	11.3	-	-	-	-
Rents and other costs	34,677	5.4	9,227	0.8	302,588	4.1
Total cost of revenue	599,495	93.0	587,252	46.2	2,422,262	33.1

Operating expenses

The following table sets forth our operating expenses from continuing operations and as percentages of our net revenue for the periods presented:

	For the Years Ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Operating expenses
Selling expenses	420,265	65.2	34,689,316	2,728.9	1,279,005	17.5
General and administrative expenses	3,303,556	512.3	4,200,147	330.4	3,558,452	48.6
Research and development expenses	48,585	7.5	-	-	89,968	1.2
Total	3,772,406	585.0	38,889,463	3,059.3	4,927,425	67.3

Selling expenses. Our selling expenses primarily consist of (i) rent and depreciation expenses, (ii) advertising costs and market promotion expenses and (iii) delivery costs charged by delivery agencies. We expect our selling expenses to increase as we increase our AI business and expand marketing efforts for our products.

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

Research and development expenses. Our research and development expenses primarily consist of (i) staff cost related to research and development personnel, (ii) materials input during research and development process; and (iii) other expenses that are directly related to research and development activities. We expect our research and development expenses to increase in the future as we will focus more on innovation and AI development as our strategic objective.

Comparison of Results of Operations

	For the Years Ended June 30,
	2026		2025		2024
	US$	%	US$	%	US$	%
Net revenue	644,792	100.0	1,271,196	100.0	7,323,356	100.0
Cost of revenue	(599,495)	(93.0)	(587,252)	(46.2)	(2,422,262)	(33.1)
Gross profit	45,297	7.0	683,944	53.8	4,901,094	66.9
Operating expenses:
Selling expenses	(420,265)	(65.2)	(34,689,316)	(2,728.9)	(1,279,005)	(17.5)
General and administrative expenses	(3,303,556)	(512.3)	(4,200,147)	(330.4)	(3,558,452)	(48.6)
Research and development expenses	(48,585)	(7.5)	-	-	(89,968)	(1.2)
Total operating expenses	(3,772,406)	(585.0)	(38,889,463)	(3,059.3)	(4,927,425)	(67.3)
Operating loss	(3,727,109)	(578.0)	(38,205,519)	(3,005.5)	(26,331)	(0.4)
Other (expenses)/income, net
Financial expenses	(312,481)	(48.5)	(355,522)	(28.0)	(75,392)	(1.0)
Financial income	9,940	1.5	1,616	0.1	206,592	2.8
Gain on disposal of subsidiaries	-	-	4,802,411	377.8	-	-
Gain on deregistration of subsidiaries	-	-	387,847	30.5	79,202	1.1
Other (expenses)/income, net	(207,585)	(32.2)	1,076,989	84.7	404,948	5.5
Total other (expenses)/income, net	(510,126)	(79.2)	5,913,341	465.1	615,350	8.4
(Loss)/income before income tax provision	(4,237,235)	(657.1)	(32,292,178)	(2,540.3)	589,019	8.0
Income tax benefit/(expense)	562,631	87.3	(228,903)	(18.0)	51,466	0.7
(Loss)/income from continuing operations, net of tax	(3,674,604)	(569.8)	(32,521,081)	(2,558.3)	640,485	8.7
Income/(loss) from discontinued operation, net of tax	19,206	3.0	(6,790)	(0.5)	-	-
Net (loss)/income	(3,655,398)	(566.8)	(32,527,871)	(2,558.8)	640,485	8.7
Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	286,268	44.4	43,618	3.4	(4,536)	(0.1)
Total comprehensive (loss)/income	(3,369,130)	(522.4)	(32,484,253)	(2,555.4)	635,949	8.6

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2026 and 2025

Net Revenue

Our net revenue from continuing operations decreased by US$0.7 million or 49.3%, from US$1.3 million for the year ended June 30, 2025 to US$0.6 million for the year ended June 30, 2026.

We have generated revenue from AI technical business from 2 enterprise customers of US$0.1 million for the year ended June 30, 2026. Although our AI related business is still in the initial stage, we expect AI related business to become a new business growth driver as our staffing arrangements are gradually finalized, technological R&D capabilities mature, and market expansion progresses.

Our revenue from the sales of feminine hygiene products and body and oral care products decreased a total of US$0.8 million or 60.6% from US$1.3 million for the year ended June 30, 2025 to US$0.5 million for the year ended June 30, 2026, which was mainly attributed to the decrease of sales volume. In line with our long-term growth strategy, we proactively streamlined our operations of goods sales for the expansion of AI business driven by deep insights into technological trends and the future of the industry. We will focus on operational optimization, strategic execution, and prudent capital allocation to provide robust support for our future business development.

While these changes have impacted short-term revenues, we believe they will enhance our product quality, brand positioning, and operational focus, paving the way for more sustainable and scalable growth in the future.

Cost of revenue

Our cost of revenue from continuing operations was US$0.6 million for the year ended June 30, 2026, an increase of US$12.2 thousand or 2.1% compared with US$0.6 million for the year ended June 30, 2025, which was mainly driven by our sales of inventories with a lower unit price and margin to accelerate the optimization of our inventory structure.

Gross profit and gross margin

As a result of the foregoing, our gross profit from continuing operations decreased US$0.6 million from US$0.7 million for the year ended June 30, 2025 to US$ 45.3 thousand for the year ended June 30, 2026. Our gross margin was 53.8% for the year ended June 30, 2025 and 7.0% for the year ended June 30, 2026, the decrease of which is mainly due to our proactive sales of inventories with a lower margin for our long-term development strategy.

Operating expenses

Our selling expenses from continuing operations decreased by 98.8% from US$34.7 million for the year ended June 30, 2025 to US$0.4 million for the year ended June 30, 2026, primarily attributed to the US$34.2 million share-based compensation expense recorded in the fiscal year 2025, and US$0.1 million decrease of advertising and promotion expenses due to our shrinking sales volume.

Our general and administrative expenses from continuing operations decreased by 21.3% from US$4.2 million for the year ended June 30, 2025 to US$3.3 million for the year ended June 30, 2026, primarily attributed to the decrease of US$0.5 million in property impairment loss accrued, US$0.6 million in staff and office expenses driven by optimizations of personnel structure and administrative expenditures in alignment with our future development strategy; partially offset by the US$0.2 million increase in professional service fees related to our financing in September 2025.

Our research and development expenses from continuing operations for the year ended June 30, 2026 was the professional service expenses related to our research and development.

Operating loss

As a result of the foregoing, we generated an operating loss from continuing operations of US$3.7 million and US$38.2 million for the year ended June 30, 2026 and 2025, respectively.

Other expenses, net

We generated gain on disposal and deregistration of subsidiaries of US$5.2 million for the year ended June 30, 2025 as we disposed a manufacturing facility, which is a subsidiary together with its branches of us, and deregistered 4 subsidiaries with little operation during this fiscal year. We did not generate loss on disposal of subsidiaries for the year ended June 30, 2026.

Income tax benefit/(expense)

We recorded income tax expense of US$0.2 million for the year ended June 30, 2025 primarily attributed to the gain we obtained from the disposal of the subsidiaries. We recorded income tax benefit of US$0.6 million for the year ended June 30, 2026 for the losses of operating subsidiaries.

Net loss

As a result of the foregoing, we generated net loss from continuing operations of US$3.7 million and US$32.5 million for the year ended June 30, 2026 and 2025, and total net loss of US$3.7 million and US$32.5 million for the year ended June 30, 2026 and 2025, respectively.

Discontinued operations

In September 2025, we reached an agreement and transferred our total equity interests in our subsidiary, Guangdong Yunjia, to a third-party entity for a total consideration of RMB5.1 million (approximately US$0.7 million) (the “Disposition”). We received all cash consideration as of August 31, 2025. Upon the completion of the Disposition on October 14, 2025 (the “Disposal Date”), we no longer have any equity interest in Guangdong Yunjia. Therefore, we are no longer able to operate and exert control over the subsidiary since the Disposal Date. The Disposition represented a strategic shift that had a significant effect on our operations and financial results and was accounted for as a discontinued operation. Guangdong Yunjia was established in January 2025, and majored in the development and sales of advanced hygiene materials.

Comparison of Results of Operations for the Fiscal Years Ended June 30, 2025 and 2024

Net Revenue

Our net revenue from continuing operations decreased by US$6.1 million or 82.6%, from US$7.3 million for the year ended June 30, 2024 to US$1.3 million for the year ended June 30, 2025.

Our revenue from the sales of feminine hygiene products and body and oral care products decreased a total of US$4.9 million or 79.7% from US$6.2 million for the year ended June 30, 2024 to US$1.3 million for the year ended June 30, 2025, which was mainly attributed to the decrease of sales volume. We disposed a key manufacturing facility specializing in feminine hygiene products, which was one of our PRC subsidiaries together with its branches, in September 2024, which resulted in a reduction in our production capacity and inventory available for sale. Furthermore, we suspended the sale of accessory products, which contributed US$1.0 million in revenue during the year ended June 30, 2024. This decision was made to phase out non-core product lines.

While these changes have impacted short-term revenues, we believe they will enhance our product quality, brand positioning, and operational focus, paving the way for more sustainable and scalable growth in the future.

Cost of revenue

Our cost of revenue from continuing operations was US$0.6 million for the year ended June 30, 2025, a decrease of US$1.8 million or 75.8% compared with US$2.4 million for the year ended June 30, 2024, which was in line with our revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit from continuing operations decreased US$4.2 million from US$4.9 million for the year ended June 30, 2024 to US$0.7 million for the year ended June 30, 2025. Our gross margin was 66.9% for the year ended June 30, 2024 and 53.8% for the year ended June 30, 2025, the decrease of which is mainly due to rising prices in the upstream supply chain and intensifying market competition.

Operating expenses

Our selling expenses from continuing operations increased by 2612.2% from US$1.3 million for the year ended June 30, 2024 to US$34.7 million for the year ended June 30, 2025, primarily attributed to the US$34.2 million share-based compensation expense recorded during the year, and partially offset by the US$0.4 million decrease of advertising and promotion expenses due to our shrinking sales volume.

Our general and administrative expenses from continuing operations increased by 18.0% from US$3.6 million for the year ended June 30, 2024 to US$4.2 million for the year ended June 30, 2025, primarily attributed to the US$0.5 million increase of impairment loss on the property, and US$0.5 million increase for the rent and decoration of a new office leased during the year.

Our research and development expenses from continuing operations decreased to nil for the year ended June 30, 2025, primarily attributed to the disposal of a subsidiary together with its branches which performed research and development activities in the year ended June 30, 2024.

Operating loss

As a result of the foregoing, we generated an operating loss from continuing operations of US$38.2 million and US$0.03 million for the year ended June 30, 2025 and 2024, respectively.

Other expenses, net

Our financial expenses from continuing operations increased US$0.3 million from US$0.1 million for the year ended June 30, 2024 to US$0.4 million for the year ended June 30, 2025, primarily attributed to the addition of loans from a related party. Our financial income from continuing operations was US$0.2 million for the year ended June 30, 2024 due to amortization of interest-free long-term loans, and was US$1.6 thousand for the year ended June 30, 2025.

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

Income tax (expense)/benefit

We recorded income tax benefit of US$0.1 million for the year ended June 30, 2024 and income tax expense of US$0.2 million for the year ended June 30, 2025, primarily attributed to the gain we obtained from the disposal of the subsidiaries.

Net income/(loss)

As a result of the foregoing, we generated a net loss from continuing operations of US$32.5 million for the year ended June 30, 2025, and net income from continuing operations of US$0.6 million for the year ended June 30, 2024, respectively. We generated total net loss of US$32.5 million for the year ended June 30, 2025, and net income of US$0.6 million for the year ended June 30, 2024, respectively.

5.B. Liquidity and Capital Resources

	For the Year Ended June 30,
	2026	2025	2024
	US$	US$	US$
Selected Consolidated Cash Flows Data:
Net cash used in operating activities from continuing operations	(3,404,314)	(5,845,029)	(1,513,072)
Net cash used in operating activities from discontinued operations	(19,467)	(641,425)	-
Net cash provided by/(used in) investing activities from continuing operations	1,229,488	941,659	(2,503,623)
Net cash provided by/(used in) investing activities from discontinued operations	641,684	(10,293)	-
Net cash provided by financing activities from continuing operations	4,559,157	4,844,993	1,560,940
Net cash provided by financing activities from discontinued operations	76,901	277,227	-
Effect of foreign currency translation	(252,078)	(32,207)	12,859
Net increase/(decrease) in cash and cash equivalents:	2,831,371	(465,075)	(2,442,896)
Cash and cash equivalents at the beginning of the year	283,024	748,099	3,190,995
Cash and cash equivalents at the end of the year	3,114,395	283,024	748,099
Less: cash of discontinued operation at the end of year	-	19,040	-
Cash and cash equivalents of continuing operations at end of year	3,114,395	263,984	748,099

Our principal source of liquidity has been cash generated by equity financings, shareholders’ contribution, related-party and bank borrowings, and other financial institutions. As of June 30, 2026, our cash and cash equivalents were US$3.1 million, primarily consisting of cash on hand and demand deposits with financial institutions.

For the year ended June 30, 2026, we had net operating cash outflow from continuing operations amounting to US$3.4 million. We had a working capital deficit of US$0.2 million as of June 30, 2026. To meet our cash requirements for the next 12 months from the issuance date of this report, we are undertaking a combination of remediation plans, including but not limited to additional bank loans, additional capital raise and improvement of operational efficiency.

On June 1, 2026, we signed contract for a capital contribution totaling RMB7.0 million (approximately $1.0 million) to our subsidiary, which was fully received as of the date of this annual report. On October 19, 2026, we renewed the RMB 10.0 million bank loan with Industrial and Commercial Bank of China before its original maturity. The principal of renewed loan was RMB8.5 million (approximately $1.3 million) with a 3% annual interest rate and maturity on September 17, 2029. We have repaid the RMB1.5 million payable under the previous bank loan as of October 13, 2026.

We believe that our current cash and anticipated cash flows will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the accompanying consolidated financial statements. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

As of June 30, 2026, most of our cash and cash equivalents were held in mainland China and denominated in Renminbi. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure” below.

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

Operating activities

Net cash used in operating activities from continuing operations for the year ended June 30, 2026 was US$3.4 million, as compared to a net loss from continuing operations of US$3.7 million, adjusted for depreciation and amortization expenses of US$1.2 million. The difference between the adjusted loss and operating cash flow was primarily due to a decrease in accrued expenses and other current liabilities, lease liabilities and accounts payable of US$0.4 million, US$0.4 million and US$0.2 million by payment, respectively, and partially offset by a decrease in accounts receivable of US$0.2 million as the decrease in sales volume.

Net cash used in operating activities from continuing operations for the year ended June 30, 2025 was US$5.8 million. The net loss of US$32.5 million was adjusted for (i) non-cash share-based compensation expense of US$34.2 million for services or contributions provided by the grantees to our business development, (ii) gain on disposal and deregistration of subsidiaries of US$5.2 million as we disposed and deregistered several subsidiaries to optimize our operating efficiency, (iii) the non-cash gain for the derecognition of a payable of US$1.1 million, (iv) depreciation and amortization expenses of US$0.9 million. The difference between the adjusted net loss and operating cash flow was primarily due to (i) a decrease in accrued expenses and other current liabilities of US$1.1 million due to the payment of other taxes, professional service fees and other payables related to the disposal of subsidiary; (ii) a decrease in contract liabilities of US$0.5 million as we recognized revenue; and (iii) a decrease in lease liabilities of US$0.2 million by payment.

Net cash used in operating activities from continuing operations for the year ended June 30, 2024 was US$1.5 million. The difference between the net income of US$0.6 million, adjusted for depreciation and amortization expenses of US$0.9 million and operating cash flow was primarily due to (i) a decrease in contract liabilities of US$3.0 million as we recognized product sales related to advances received from a third-party customer, and partially offset by a decrease in advance to suppliers of US$0.7 million attributed to obtaining more bargaining power in negotiating the payment terms with suppliers without paying in advance.

Investing activities

Net cash provided by investing activities from continuing operations for the year ended June 30, 2026 was US$1.2 million, which was mainly due to the US$1.4 million cash received from redemption of short-term investment and US$0.3 million proceeds from the disposal of property and equipment, partially offset by the US$0.5 million cash out for the loan lent to a third-party. We received net proceeds of US$0.6 million from the disposal of Guangdong Yunjia, which are reflected in net cash provided by investing activities from discontinued operations.

Net cash provided by investing activities from continuing operations for the year ended June 30, 2025 was US$0.9 million, which was mainly due to the US$2.8 million net cash received from the disposal of a subsidiary, and partially offset by the US$1.4 million purchase of short-term investment and US$0.5 million cash out for purchase of property and equipment and leasehold improvement.

Net cash used in investing activities from continuing operations for the year ended June 30, 2024 was US$2.5 million, which was due to the increase of purchase of the intangible asset of US$2.6 million.

Financing activities

Net cash provided by financing activities from continuing operations for the year ended June 30, 2026 was US$4.6 million, which was primarily attributed to US$4.5 million net proceeds from the issuance of Ordinary Shares in a registered direct offering, US$1.4 million from net proceeds of shareholder contributions from the non-controlling shareholder of Shenzhen Wengu, and offset by a net cash out of US$1.3 million for repayment of related party loans.

Net cash provided by financing activities from continuing operations for the year ended June 30, 2025 was US$4.8 million, which was primarily attributed to US$4.5 million proceeds obtained from related party loans and US$3.3 million proceeds from shareholder’s capital contribution in relation to our strategic capital increase in one of our subsidiaries in mainland China, offset by US$3.0 million cash out for repayment of related party loans.

Net cash provided by financing activities from continuing operations for the year ended June 30, 2024 was US$1.6 million, which was primarily attributed to proceeds of US$2.2 million from loans from related parties and US$1.4 million from bank loans, and partially offset by payments of listing fees of US$1.5 million.

Material Cash Requirements

Our material cash requirements as of June 30, 2026 and any subsequent period primarily include our capital expenditures and contract obligations.

Capital Expenditures

We incurred capital expenditures of US$11.4 thousand, US$0.5 million and US$2.9 million for the years ended June 30, 2026, 2025 and 2024, respectively. Capital expenditure primarily represented capital payment for purposes of property and equipment acquisitions, leasehold improvements and purchase of intangible assets. In addition, during the year ended June 30, 2026, we purchased a vehicle from Mr. Wenquan Zhu for RMB2.8 million (approximately US$0.4 million), which was unpaid as of June 30, 2026. We intend to fund our future capital expenditures with our existing cash balance.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026:

	Payment due by Period
	Total	Less Than 1 year	2 – 5 Years
	(US$)
Lease property management fee commitments	114,575	52,881	61,694
Operating lease obligations	939,841	451,655	488,186
Related party loans payable with interests	2,663,804	891,907	1,771,897
Bank loans	1,473,818	1,473,818	-
Long-term loan lent to a third party (1)	900,000	900,000	-

(1)	On June 1, 2026, we reached an agreement with a third-party individual to lend a total of US$1,350,000, with the maturity of two years and an interest rate of 3% per annum, for the daily operation of his company. We had paid US$450,000 as of June 30, 2026, and the remaining US$900,000 was a commitment as of June 30, 2026 and was paid as of July 27, 2026. We are seeking early repayment of the loan, and US$875,039 had been repaid to us as of the date of this annual report.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties, other than the loan commitment described under “Contractual Obligations” above. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands and have no material operations of our own. We conduct all of our operations through our operating subsidiaries in China. As a result, our ability to pay dividends depends largely upon dividends paid by our subsidiaries including our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our mainland China subsidiaries are permitted to pay dividends to us only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the surplus funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. As a result of these PRC laws and regulations, our mainland China subsidiaries are restricted in their ability to transfer a portion of their net assets to us holding company. As of June 30, 2026 and 2025, net assets restricted in the aggregate were approximately $10.3 million and $7.9 million, respectively.

Inflation

To date, inflation in mainland China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of 0.2%, 0.2% and 0.0%, respectively. Although we have not been materially affected by inflation in mainland China in the past, we may be affected if mainland China experiences higher rates of inflation in the future.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed below and elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from July 1, 2025 to June 30, 2026 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our results of operations are affected by our ability to control our operating costs and expenses and the continued optimization of our supply chain and warehouse management. For the years ended June 30, 2024, 2025 and 2026, our operating expenses were US$4.9 million, US$38.9 million and US$3.8 million, respectively. We leverage our technological and data resources to manage supplier partners, third-party manufacturing partners, logistics partners and other service partners, and adjust our partners’ operations to maintain optimal inventory levels as well as ensure smooth product launches. We cooperate with leading manufacturers and logistics companies with strong capabilities, enabling us to shorten the fulfilment process. We expect the absolute amount of operating expenses to continue increasing as our business operations continue to grow, but we plan to continue to leverage our proprietary supply chain and warehouse management system to manage our operating costs and expenses.

5.E. Critical Accounting Estimates

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

We consider our critical accounting estimates include (i) revenue recognition; and (ii) valuation allowance of deferred tax assets.

Revenue recognition

Our revenues are primarily derived from (i) product sales and (ii) AI technical services.

Revenue from product sales

Our revenue from product sales is primarily derived from (i) sales of our products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through our online stores on third party e-commerce platforms; and (iii) sales to retail customers. Each customer order is being distinct and separately identifiable from other customer orders consider as a single performance obligation of us to arrange and transport goods from origin to destination designated by customer. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Our revenue is recognized at a point in time when goods are delivered to the designated destination. For sales through offline channels, revenues are recognized seven days after the start of transportation. For sales through online platforms, revenues are recognized fourteen days after the start of transportation. The corresponding payment is applied against the customer’s prepayment and transit periods typically do not exceed seven days.

We record revenues net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, our sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, we offer an unconditional right of return for a period of seven days upon receipt of products. We estimate sales return on historical results. For years ended June 30, 2026, 2025 and 2024, the amount of sales return was insignificant. We may also provide sales incentives in the form of discounts to customers, which can be determined before the customer places the order. Our revenue is allocated based on the relative standalone selling prices for respective products and recognized on a net basis after such sales incentives.

Revenue from AI technical services

We provide AI-centric platform development for enterprise clients and recognized revenues over time using an output method to measure the progress toward complete satisfaction of the performance obligation. The milestones set out in the agreement are technical acceptance milestones at which the customer reviews and accepts specified deliverables for that stage, which can be reached evidenced by the customer’s acceptance.

Income taxes

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

We recorded deferred tax assets, net balance of US$1.1 million and US$0.5 million as of June 30, 2026 and 2025, respectively, and a valuation allowance of US$0.2 million, nil and nil as of June 30, 2026, 2025 and 2024, respectively.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Wenquan Zhu	53	Chief Executive Officer and Chairman of the Board of Directors
Ting Yan	36	Chief Financial Officer and Director
Qiang Wang	51	Director
Yu Guo	60	Independent Director
Guo Ren	37	Independent Director
Munwah Wan	53	Independent Director

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

Mr. Guo Ren has served as our independent director since October 2024. Mr. Ren founded Guangdong Weizewei Law Firm in May 2018, and has served as its managing partner since then. Prior to that, from August 2015 to April 2018, Mr. Ren worked as an attorney at Beijing Dentons (Shenzhen) Law Offices. From March 2013 to July 2015, he worked as an attorney at Guangdong Zhuojian Law Firm. Mr. Ren received a bachelor’s degree in Political Science and Administration from Xi’an University of Finance and Economics in July 2010.

Mr. Yu Guo has served as our independent director since July 2026. Since December 2023, Mr. Guo has served as the managing partner and director of Tiancheng Huaxin (Guangdong) Tax Advisory Co., Ltd., a tax advisory firm. He has also been a partner of Pengsheng Certified Public Accountants (Special General Partnership), an accounting firm, since January 2023. From January 2017 to November 2023, he was a partner of Asia-Pacific Pengsheng Tax Advisory Co., Ltd., a tax advisory firm. He also serves as director or chairman of various companies, including as the chairman of the board of Zhongwei Xinghua Holdings (Guangdong) Co., Ltd., a company specialized in the research and development of fertilizers and soil pollution treatment, since July 2022, as a director of Huabao Solid Soil Materials (Guangdong) Co., Ltd., a company engaged in technology development and technical consulting services, since May 2023, and as a director of Anquan Biotechnology (Hunan) Co., Ltd., a company specialized in the research and development of fertilizers and soil pollution treatment, since September 2024. Mr. Guo studied Accounting and Statistics at Huainan Normal University and Hunan University.

Mr. Munwah Wan has served as our independent director since October 2024. Mr. Wan currently serves as the chairman and chief investment officer of Hong Kong Financial Assets Exchange Limited (Hong Kong Financial Assets Exchange Group). From May 2019 to January 2025, Mr. Wan served as the chairman of Oriental Culture Holding Ltd. (Nasdaq: OCG), an online provider of collectibles and artwork e-commerce services. Since February 2013, he has served as a committee member of the Hong Kong Securities and Investment Institute (HKSI). From December 2012 to December 2022, he was a visiting professor of economics at the University of International Business and Economics in Beijing. Since 2008, Mr. Wan has also served as Vice Chairman of the China Hong Kong International Economic and Trade Association. Mr. Wan founded Hong Kong Financial Group in 2006, which provides comprehensive financial services including fund and asset management, securities and commodities trading, trust and asset custody, trading registration and clearing, as well as wealth management and family office services. From August 2004 to February 2007, he served as a director and chief investment officer of Marco Polo Investments Group. From September 1997 to August 2004, he worked at the Hong Kong Financial Services Office. Mr. Wan received a bachelor’s degree in Business Administration with a major in Finance from the Hong Kong University of Science and Technology in 1997. He is a Senior Research Fellow at the University of Hong Kong and a member of the Hong Kong Securities and Investment Institute, the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

As of the date of this annual report, Mr. Wenquan Zhu, our chief executive officer and chairman of the board of directors, beneficially owns approximately 98.59% of the aggregate voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We have elected to rely on this exemption and as of the date of this annual report, we have six directors, including three non-independent directors and three independent directors. Accordingly, our shareholders do not have the same level of protection as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

6.B. Compensation

For the fiscal year ended June 30, 2026, we paid an aggregate of approximately US$400,000 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

6.C. Board Practices

Board of Directors

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and directions to our management. We have six directors, including three non-independent directors and three independent directors. Mr. Wenquan Zhu serves as chairman of the board of directors. The board of directors meet on a regular basis and additionally as required.

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, we may by an ordinary resolution appoint any person to be a director, and the board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board of directors or as an addition to the existing board of directors. A director may be removed from office by an ordinary resolution or by the board of directors at any time before the expiration of his or her term. A vacancy on the board of directors created by the removal of a director under the previous sentence may be filled by an ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. The office of director shall be vacated if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies, or is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to the company, or (4) is removed from office by ordinary resolution or by the board of directors at any time before the expiration of his or her term.

Director Independence

The board of directors has determined that each of Yu Guo, Guo Ren and Munwah Wan qualifies as independent, as defined under the listing rules of Nasdaq. In addition, we are subject to the rules of the SEC and Nasdaq relating to the memberships, qualifications and operations of the audit committee, as discussed below.

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

Qualification

Pursuant to our Second Amended and Restated Memorandum and Articles of Association, a director shall not be required to hold any shares in the Company by way of qualification. A director who is not a shareholder of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

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

Audit Committee

Our audit committee consists of Mr. Yu Guo, Mr. Guo Ren and Mr. Munwah Wan. Each member is “independent” in accordance with applicable law, including the rules of Nasdaq and the more rigorous SEC independence requirements for audit committee members set forth in Rule 10A-3 under the Exchange Act, as determined by the board of directors after consideration of all factors determined to be relevant rules and regulations of Nasdaq and the SEC. Each member of the audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

Mr. Yu Guo serves as chairman of the audit committee. Each member of the audit committee meets the financial literacy requirements of Nasdaq listing standards, and the board of directors has determined that Mr. Yu Guo qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

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

Compensation Committee

Our compensation committee consists of Mr. Yu Guo, Mr. Guo Ren and Mr. Munwah Wan. Mr. Guo Ren serves as chairman of the compensation committee.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Yu Guo, Mr. Guo Ren and Mr. Munwah Wan. Mr. Munwah Wan serves as chairman of the nominating and corporate governance committee.

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

Director Nominations

Our nominating and corporate governance committee will screen and recommend to the board candidates for nomination for election at the annual meeting of the shareholders. The board of directors will also consider director candidates recommended for nomination by its shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders). Our shareholders that wish to nominate a director for election to the board should follow the procedures set forth in the Second Amended and Restated Memorandum and Articles of Association.

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

6.D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares by:

●	each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our Ordinary Shares;

●	each person or “group” known by us to be the beneficial owner of more than 5% of our voting power; and

●	each of our current executive officers and directors.

The beneficial ownership of Ordinary Shares of the Company is based on 1,251,873 Class A Ordinary Shares and 3,500,000 Class B Ordinary Shares issued and outstanding as of October 26, 2026.

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

	Class A Ordinary Shares	Class B Ordinary Shares	% of Beneficially Ownership (of total Class A Ordinary Shares and Class B Ordinary Shares)(1)	% of Aggregate Voting Power(1)
Directors and Executive Officers:
Wenquan Zhu(1)	—	3,500,000	73.66	98.59
Ting Yan	—	—	—	—
Qiang Wang	—	—	—	—
Yu Guo	—	—	—	—
Guo Ren	—	—	—	—
Munwah Wan	—	—	—	—

All Directors and Executive Officers as a Group	—	3,500,000	73.66	98.59

Principal Shareholders:
Wenquan Zhu(1)		3,500,000	73.66%	98.59%
PLOUTOS GROUP LIMITED(1)		3,500,000	73.66%	98.59%

*	Less than 1% of our total outstanding Ordinary Shares.

†	The business address of our directors and executive officers is Building B4, Qianhai Shengang Fund Town Nanshan District, Shenzhen 518052, China.

(1)	PLOUTOS GROUP LIMITED is a company incorporated under the laws of the British Virgin Islands. The registered address of PLOUTOS GROUP LIMITED is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. PLOUTOS GROUP LIMITED is wholly owned by Connected Superstar Limited, a British Virgin Islands company wholly owned by Mr. Wenquan Zhu, the chairman of the board of directors and chief executive officer of the Company.

As of the date of this annual report, one record holder of our Class A Ordinary Shares, Cede and Company, as nominee for beneficial shareholders, was located in the United States.

As a result of the issuance of 8,064,516 ordinary shares (or 403,227 Class A Ordinary Shares after giving effect to the Share Consolidation) in our registered direct offering completed on September 30, 2025, the percentage of our issued and outstanding ordinary shares held by PLOUTOS GROUP LIMITED decreased from approximately 80.48% to approximately 73.66%, and upon the redesignation of its shares as Class B Ordinary Shares, its voting power increased to approximately 98.59%. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

During the fiscal year ended June 30, 2026, we restated our consolidated financial statements as of and for the fiscal year ended June 30, 2025 to correct the classification of a structured deposit and the allocation of equity between additional paid-in capital and non-controlling interests, as described in Note 3(ag) to our consolidated financial statements included in this annual report. The restatement did not affect any financial reporting measure on which incentive-based compensation received by our executive officers was based, and we therefore concluded that no recovery of erroneously awarded compensation was required under our clawback policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees - E. Share Ownership.”

7.B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Material Transactions with Related Parties

Our related parties include Mr. Wenquan Zhu, our chairman, chief executive officer and principal shareholder; Shenzhen Wengu Development Investment Partnership (Limited Partnership) (“Shenzhen Wengu”), a limited partnership of which Mr. Wenquan Zhu is an executive partner and which holds 4.08% of the equity interests in Guangdong Dashuyun; Guangdong Jiasiwei, which held the 49% non-controlling interest in Guangdong Yunjia until September 2025; Meitangfang (Foshan) New Material Co., Ltd., the controller of Guangdong Jiasiwei; and Big Tree Cloud Network Technology (Shenzhen) Co., Ltd., an entity controlled by Mr. Wenquan Zhu until October 2024, to which we leased property.

Transactions with Mr. Wenquan Zhu. On June 17, 2025 and June 19, 2025, we borrowed loans of RMB2.5 million and RMB1.0 million from Mr. Wenquan Zhu, all of the principal of which we repaid in advance as of July 7, 2025. From August 5, 2025 to September 23, 2025, Mr. Wenquan Zhu lent three-year unsecured loans with an annual interest rate of 12% in an aggregate amount of approximately US$0.4 million to us for working capital purposes, which will expire as early as August 4, 2028. Loans previously extended to us by Mr. Wenquan Zhu include an unsecured, interest-free loan of US$0.6 million with a three-year term made on November 5, 2023, the maturity of which has been extended to as early as October 2029, three-year loans of RMB22.5 million at an annual interest rate of 6.5% borrowed from May 10, 2024 to August 12, 2024, unsecured loans of approximately US$1.1 million at an annual interest rate of 12%, of which US$0.6 million was repaid during the fiscal year ended June 30, 2026 and the remainder had been repaid as of the date of this annual report, and unsecured loans of approximately US$0.4 million at an annual interest rate of 12% that will expire as early as May 29, 2028. As of June 30, 2026, the aggregate amount due to Mr. Wenquan Zhu was US$3.1 million, and the largest aggregate amount outstanding during the fiscal year ended June 30, 2026 was US$0.8 million. We recorded interest expense of approximately US$0.3 million on loans from Mr. Wenquan Zhu for the fiscal year ended June 30, 2026. As of the date of this annual report, we had repaid RMB20.0 million of the principal amount of the RMB22.5 million loans, and on October 12, 2026, the maturity of the remaining RMB2.5 million was extended for three years. On October 10, 2025, we entered into a used vehicle purchase agreement with Mr. Wenquan Zhu to purchase a vehicle for RMB2.8 million (approximately US$0.4 million), which remained outstanding as of June 30, 2026.

Transactions with Shenzhen Wengu. Shenzhen Wengu agreed to invest RMB30 million in Guangdong Dashuyun, of which RMB1,459,564 was contributed to registered capital and the remainder to capital reserve, and the capital increase was registered on May 6, 2025. RMB5.75 million out of RMB30 million remained outstanding as of June 30, 2025 and was received in full during the year ended June 30, 2026. The audit committee of our board of directors approved this investment on December 20, 2024. On June 1, 2026, Shenzhen Wengu agreed to make a further capital contribution of RMB7.0 million to Guangdong Dashuyun, all of which was contributed to capital reserve, and RMB3.0 million of this contribution remained outstanding as of June 30, 2026 and was received in full as of the date of this annual report. We also lease property to Shenzhen Wengu and recorded rental income of approximately US$3,581 for the fiscal year ended June 30, 2026.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

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

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with our Second Amended and Restated Memorandum and Articles of Association:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account, dividends may also be declared and paid out of any share premium account. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

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

8.B. Significant Changes

Except as otherwise disclosed in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

See “9.C. Markets” for our host market and trading symbol.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

On June 7, 2024, our Ordinary Shares commenced trading on the Nasdaq Global Market under the ticker symbol “DSY”, and our warrants commenced trading on the Nasdaq Capital Market under the ticker symbol “DSYWW”. On February 23, 2026, following the effectiveness of the Share Consolidation and the redesignation of our Ordinary Shares , our Class A Ordinary Shares began trading on a post-Share Consolidation basis under the symbol “DSY” and the new CUSIP number G1263B132. On April 9, 2026, the listing of our Class A Ordinary Shares was transferred to the Nasdaq Capital Market. Our Class B Ordinary Shares are not listed on any exchange.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are an exempted company incorporated under the laws of the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, and Cayman Companies Act, and the common law of the Cayman Islands.

Please refer to our Second Amended and Restated Memorandum and Articles of Association, which were adopted by special resolution of our shareholders on January 30, 2026, as currently in effect and filed as Exhibit 1.1 to this annual report, and to the description of our securities filed as Exhibit 2.5 to this annual report.

Our authorized share capital is US$50,000 divided into 20,000,000 Class A Ordinary Shares of a par value of US$0.002 each and 5,000,000 Class B Ordinary Shares of a par value of US$0.002 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all resolutions submitted to a vote by our shareholders. Each Class A Ordinary Share entitles the holder thereof to one (1) vote and each Class B Ordinary Share entitles the holder thereof to twenty-five (25) votes on all matters subject to a vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof, and Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity that is not a permitted transferee of such holder, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Shares to any person or entity that is not a permitted transferee of the registered holder, such Class B Ordinary Shares will be automatically and immediately converted into an equal number of Class A Ordinary Shares. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions - 7.B. Related Party Transactions” or elsewhere in this annual report.

10.D. Exchange Controls

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Class A Ordinary Shares.

10.E. Taxation

United States Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Class A Ordinary Shares and Warrants (the “Securities”). No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the ownership and disposition of our Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

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

U.S. Holders

Taxation of Distributions

Subject to the possible applicability of the PFIC rules discussed below, the gross amount of any distribution on Class A Ordinary Shares that is made out of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code.

To the extent that the amount of any distribution made by us on the Class A Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Class A Ordinary Shares (but not below zero), and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized as a sale or exchange as described below under “- Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities.” However, we currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends received by non-corporate U.S. Holders, including individuals, from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which our Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if our Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that our Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are treated as a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “-Passive Foreign Investment Company Status.”

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

Any non-U.S. withholding tax (including any PRC withholding tax) paid (or deemed paid) by a U.S. Holder at the rate applicable to such Holder may be eligible for foreign tax credits (or deduction in lieu of such credits) for U.S. federal income tax purposes, subject to applicable limitations. Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends distributed by us with respect to Class A Ordinary Shares will generally constitute “passive category income.”

The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances, including the effects of any applicable income tax treaties.

Sale, Exchange, Redemption or Other Taxable Disposition of Our Securities

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of our Class A Ordinary Shares and Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of our Class A Ordinary Shares or Warrants will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Class A Ordinary Shares or Warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Class A Ordinary Shares or Warrants will generally be treated as U.S. source gain or loss.

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

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a gain realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Class A Ordinary Shares received would equal the holder’s basis in the Warrant. If the cashless exercise were treated as not being a gain recognition event, a U.S. Holder’s holding period in the Class A Ordinary Shares would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Ordinary Share would include the holding period of the Warrant.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Class A Ordinary Shares that would have been received with respect to the surrendered warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date following the date of exercise (or possibly the date of exercise) of the Warrant.

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

We do not believe we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2026. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our Class A Ordinary Shares. The market price of our Ordinary Shares may fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our Ordinary Shares. With certain exceptions, our Ordinary Shares would be treated as stock in a PFIC with respect to a U.S. Holder if we were a PFIC at any time during a U.S. Holder’s holding period in such U.S. Holder’s Ordinary Shares. There can be no assurance, however, that we will not be treated as a PFIC for any taxable year or at any time during a U.S. Holder’s holding period.

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

Cayman Islands Tax Considerations

As advised by our Cayman counsel, Maples and Calder (Hong Kong) LLP, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

PRC Tax Considerations

As advised by our PRC counsel, Commerce & Finance Law Offices, under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise.

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

Hong Kong

Our subsidiary in Hong Kong, HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED, is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax during 2026, 2025 and 2024.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, and our officers and directors are exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act, with respect to their purchase and sale of our Class A Ordinary Shares. Since March 18, 2026, our directors and officers have been required to file reports under Section 16(a) of the Exchange Act pursuant to the Holding Foreign Insiders Accountable Act. All information that we have filed with the SEC can be accessed through the SEC’s website at www.sec.gov.

10.I. Subsidiary Information

For a listing of our subsidiaries, see Exhibit 8.1 to this annual report.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi for the years ended June 30, 2024, 2025 and 2026. We do not believe that we have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in international political and economic development and by the central government’s policies, among other things. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Please refer to the description of our securities filed as Exhibit 2.5 to this annual report.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

At the extraordinary general meeting held on January 30, 2026, our shareholders approved the adoption of the Second Amended and Restated Memorandum and Articles of Association, the Share Consolidation, the change of our authorized share capital and the redesignation of our Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares. As a result, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty-five (25) votes, and all of the Class B Ordinary Shares are held by PLOUTOS GROUP LIMITED, which is indirectly wholly owned by Mr. Wenquan Zhu. See “Extraordinary General Meeting, Share Consolidation and Dual-Class Share Structure” under “Item 4. Information on the Company” and “Memorandum and Articles of Association” under “Item 10. Additional Information.”

Use of Proceeds

Registration Statement on Form F-3 (File No. 333-289941)

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File No. 333-289941), utilizing a shelf registration process, which was declared effective by the SEC on September 9, 2025. Pursuant to this registration statement, we completed a registered direct offering on September 30, 2025 (the “RDO”), in which we issued and sold an aggregate of 8,064,516 Ordinary Shares (or 403,227 Class A Ordinary Shares after giving effect to the Share Consolidation) at a purchase price of US$0.62 per share (or US$12.40 per share after giving effect to the Share Consolidation) for aggregate gross proceeds of approximately US$5.0 million, before deducting placement agent fees and offering expenses.

We incurred approximately US$0.5 million in aggregate expenses in connection with the RDO, which included approximately US$0.3 million in placement agent fees, approximately US$0.1 million for legal expenses, and approximately US$0.1 million in other expenses. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the RDO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

We received net proceeds of approximately US$4.5 million after the deduction of approximately US$0.5 million of offering costs. As of the date of this annual report, we have used all of the net proceeds for working capital and general corporate matters.

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

Based upon that evaluation, our management has concluded that, as of June 30, 2026, our disclosure controls and procedures were not effective because we identified two material weaknesses in our internal control over financial reporting. The material weaknesses identified relate to (i) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of robust and formal period-end financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC reporting requirements.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2026. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was not effective as of June 30, 2026. Our management identified two material weaknesses in our internal control over financial reporting as discussed above.

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

ITEM 16. [RESERVED]

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yu Guo qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Yu Guo satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq listing rules as well as the independence requirements of Rule 10A-3 under the Exchange Act.

ITEM 16 B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our website at https://ir.bigtreeclouds.com.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by HTL International, LLC, our current independent registered public accounting firm, and Audit Alliance LLP, our former independent registered public accounting firm, for the periods indicated.

	For the Fiscal Years Ended June 30,
Services	2025	2026
	USD	USD
Audit Fees(1)	180,000	220,000
Audit-Related fees	-	-
Tax fees	-	-
All other fees(2)	-	-
Total	180,000	220,000

Note:

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements, included in our Form 20-F, registration statements and other required filings with the SEC.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

ITEM 16 E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16 F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 18, 2026, we appointed HTL International, LLC (“HTL”) as our independent registered public accounting firm, effective on March 19, 2026. HTL replaced Audit Alliance LLP (“Audit Alliance”), our former independent registered public accounting firm, which we dismissed on March 18, 2026. The appointment of HTL was made after careful consideration and evaluation process by us and was approved by the audit committee of our board of directors. Our decision to make this change was not the result of any disagreement between us and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Audit Alliance on our consolidated financial statements as of June 30, 2025 and 2024 and for the fiscal years ended June 30, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report included an explanatory paragraph regarding the existence of substantial doubt about our ability to continue as a going concern. Furthermore, during our two most recent fiscal years and through March 18, 2026, there were no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its report on our financial statements for such periods. During our two most recent fiscal years and through March 18, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by management in our annual report on Form 20-F filed with the SEC on October 30, 2025, which related to (i) our lack of sufficient and competent accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) our lack of robust and formal period-end financial reporting policies and procedures.

We provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Audit Alliance’s letter dated March 18, 2026 is incorporated by reference as Exhibit 16.1 to this annual report.

During our two most recent fiscal years and any subsequent interim periods prior to the engagement of HTL, neither we nor someone on our behalf consulted HTL regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that HTL concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

Controlled Company

As of the date of this annual report, Mr. Wenquan Zhu, our chief executive officer and chairman of the board of directors, beneficially owns approximately 98.59% of the aggregate voting power of our issued and outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company.” As a result, we are a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. We have elected to rely on this exemption and as of the date of this annual report, we have six directors, including three non-independent directors and three independent directors. Accordingly, our shareholders do not have the same level of protection as shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

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

Our cybersecurity team is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. These responsibilities extend to the development, deployment and operation of our AI technologies and solutions. We have incorporated the entire lifecycle of our AI technical activities into our cybersecurity team’s ongoing monitoring and incident-response processes.

As part of our cybersecurity measures for our AI technical services business:

●	Physical and network isolation. Certain computers used to store or process critical core data operate in an isolated environment without network connectivity. Subject to applicable security protocols, relevant computational outputs may be transferred to network-connected computers for validation. This arrangement is designed to reduce the risk of unauthorized network access to critical core data.

●	Data security. We apply access controls and data desensitization measures to student assessment data, as appropriate, to reduce the risk of unauthorized access to or disclosure of such data.

●	Model security. We periodically conduct vulnerability scans and risk assessments of our AI models to identify and address potential security vulnerabilities and other risks.

●	Lifecycle and process governance. We incorporate cybersecurity monitoring and incident-response procedures into the lifecycle of our AI research and development activities, including the development, testing and deployment of our AI models and related solutions.

As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See “Item 3. Key Information - 3.D. Risk Factors-Risks Related to Our Business and Industry - We collect, store, process and use a variety of customer and user data and information in connection with our business, including our AI technical services, which subjects us to laws and regulations relating to privacy, information security and data protection. Any failure to comply with these laws and regulations could materially and adversely harm our business.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Big Tree Cloud Holdings Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Company, as currently in effect (incorporated by reference to Exhibit 3.1 of the Company’s current report on Form 6-K furnished to the SEC on February 4, 2026)
2.1*	Specimen of Class A Ordinary Share of the Company
2.2*	Specimen of Warrant of the Company
2.3	Warrant Agreement (incorporated by reference to Exhibit 4.2 of Plutonian’s current report on Form 8-K filed with the SEC on November 16, 2022)
2.4	Supplemental Warrant Agreement dated June 7, 2024 by and among Plutonian, the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.6 of the Company’s shell company report on Form 20-F (File No. 001-42114), filed with the SEC on June 12, 2024)
2.5*	Description of Securities
4.1	Agreement and Plan of Merger, dated October 9, 2023 (incorporated by reference to Annex A of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.2	Form of Lock-Up Agreement (incorporated by reference to Annex E of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.3	Form of Registration Rights Agreement (incorporated by reference to Annex F of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.4	Form of Officer Employment Agreement of the Company (incorporated by reference to Exhibit 10.11 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.5	Form of Director Letter Agreement of the Company (incorporated by reference to Exhibit 10.12 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.6	Form of Director and Officer Indemnification Agreement of the Company (incorporated by reference to Exhibit 10.13 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.7	Form Big Tree Cloud Convenience Store License Agreement (English Translation) (incorporated by reference to Exhibit 10.14 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.8	Product Purchase Agreement dated March 10, 2023 (Distribution Agreement) (English Translation) (incorporated by reference to Exhibit 10.15 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.9	Technology Development Contract dated January 1, 2024 (English Translation) (incorporated by reference to Exhibit 10.16 of the Company’s registration statement on Form F-4 (File No. 333-277882), filed with the SEC on March 27, 2024)
4.10	English translation of Share Transfer Agreement dated September 8, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Guangdong Jiasiwei New Materials Technology Co., Ltd. (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 6-K filed with the SEC on October 17, 2025)
4.11	English translation of Supplemental Agreement dated October 14, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Guangdong Jiasiwei New Materials Technology Co., Ltd. (incorporated by reference to Exhibit 99.2 of the Company’s current report on Form 6-K filed with the SEC on October 17, 2025)
4.12	English Translation of Share Transfer Agreement dated July 29, 2024, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Shenzhen Baicheng Wandian Trading Partnership (Limited Partnership), related to the disposal of Dongguan Dashuyun Daily Necessities Co., Ltd. (incorporated by reference to Exhibit 4.12 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.13	English translation of Loan Agreement dated May 1, 2024, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Wenquan Zhu (incorporated by reference to Exhibit 4.13 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)

4.14	English translation of Loan Agreement dated June 24, 2024, and Supplemental Loan Agreement dated June 23, 2025, by and between Wenquan Zhu and HongKong Ploutos International Holdings Limited (incorporated by reference to Exhibit 4.14 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.15	English translation of Loan Agreement dated May 30, 2025, by and between Wenquan Zhu and HongKong Ploutos International Holdings Limited (incorporated by reference to Exhibit 4.15 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.16	English translation of Loan Agreement dated June 17, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Wenquan Zhu (incorporated by reference to Exhibit 4.16 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.17	English translation of Loan Agreement dated June 19, 2025, by and between Shenzhen Dashuyun Import and Export Trading Co., Ltd. and Wenquan Zhu (incorporated by reference to Exhibit 4.17 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.18	English translation of Loan Agreement dated August 5, 2025, by and between Wenquan Zhu and HongKong Ploutos International Holdings Limited (incorporated by reference to Exhibit 4.18 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.19	English Translation of Lease Agreement dated August 29, 2024, by and between Shenzhen Qianhai Shenzhen-Hong Kong Fund Town Development Co., Ltd. and Guangdong Dashuyun Investment Holding Group Co., Ltd. (incorporated by reference to Exhibit 4.19 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 30, 2025)
4.20	Placement Agent Agreement, dated September 29, 2025, between the Company and Aegis Capital Corp. (incorporated by reference to Exhibit 1.1 of the Company’s current report on Form 6-K furnished to the SEC on October 1, 2025)
4.21	Securities Purchase Agreement, dated September 29, 2025, between the Company and the purchaser identified on the signature page thereto (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K furnished to the SEC on October 1, 2025)
4.22	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 6-K furnished to the SEC on October 1, 2025)
4.23	Form of Director Letter Agreement of the Company (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K furnished to the SEC on January 2, 2026)
4.24	Form of Employment Agreement of the Company (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 6-K furnished to the SEC on January 2, 2026)
4.25	Form of Director Offer Letter (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 6-K furnished to the SEC on July 22, 2026)
4.26	Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 of the Company’s current report on Form 6-K furnished to the SEC on October 31, 2024)
8.1*	List of Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics of the Company (incorporated by reference to Exhibit 11.1 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 25, 2024)
11.2*	Insider Trading Compliance Manual of the Company
12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of HTL International, LLC
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of Maples and Calder (Hong Kong) LLP
15.4*	Consent of Commerce & Finance Law Offices
16.1	Letter of Audit Alliance LLP to the U.S. Securities and Exchange Commission dated March 18, 2026 (incorporated by reference to Exhibit 16.1 of the Company’s current report on Form 6-K furnished to the SEC on March 20, 2026)
97	Incentive-Based Compensation Clawback Policy of the Company (incorporated by reference to Exhibit 97 of the Company’s annual report on Form 20-F (File No. 001-42114), filed with the SEC on October 25, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BIG TREE CLOUD HOLDINGS LIMITED

By:	/s/ Wenquan Zhu
Name:	Wenquan Zhu
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 26, 2026

BIG TREE CLOUD HOLDINGS LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Big Tree Cloud Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Big Tree Cloud Holdings Limited and its subsidiaries (collectively, the “Company”) as of June 30, 2026, and the related consolidated statements of operations and comprehensive (loss)/income, changes in shareholders’ equity/(deficit), and cash flows for the year ended June 30, 2026, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and the results of its operations and its cash flows for the year ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2026.

Houston, Texas

October 26, 2026

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

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group had net loss of $32,527,871 as of June 30, 2025, net cash outflow from operating activities amounting to $6,486,454 for the year ended June 30, 2025 and the accumulated deficit of $37,428,238 as of June 30, 2025, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

Singapore

October 30, 2025, except for Note 3(ag), Note 26 as to which the date is October 26, 2026.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of June 30,
	2026	2025
	USD	USD
		Restated
ASSETS
Current assets:
Cash and cash equivalents	3,114,395	263,984
Short-term investment	-	1,395,946
Accounts receivable, net	-	175,058
Prepaid expenses and other current assets	530,443	581,169
Inventories, net	-	13,415
Current assets held-for-sale	-	1,409,985
Total current assets	3,644,838	3,839,557

Non-current assets:
Property and equipment, net	2,365,900	2,569,561
Intangible assets, net	1,771,082	2,037,043
Right-of-use assets	851,652	1,120,202
Deferred tax assets, net	1,078,414	483,870
Other receivables, non-current	450,000	-
Non-current assets held-for-sale	-	932,646
Total non-current assets	6,517,048	7,143,322
TOTAL ASSETS	10,161,886	10,982,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,473,818	-
Accounts payable	5,101	185,997
Contract liabilities	-	51,253
Accrued expenses and other current liabilities	585,710	952,203
Operating lease liabilities - current	425,663	354,123
Amounts due to related parties	1,321,516	657,426
Current liabilities held-for-sale	-	1,181,257
Total current liabilities	3,811,808	3,382,259

Non-current liabilities:
Long-term loans	-	1,395,946
Operating lease liabilities - non-current	478,818	838,982
Other non-current liabilities	1,066,282	1,066,282
Amounts due to a related party, non-current	1,771,897	3,042,765
Non-current liabilities held-for-sale	-	135,209
Total non-current liabilities	3,316,997	6,479,184
TOTAL LIABILITIES	7,128,805	9,861,443

Shareholders’ equity:
Ordinary shares (par value of US$0.002 per share; 25,000,000 ordinary shares authorized, nil and 4,348,675 ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively) *	-	8,697
Class A ordinary shares (par value of US$0.002 per share; 20,000,000 Class A ordinary shares authorized, 1,251,901 and nil Class A ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively) *	2,503	-
Class B ordinary shares (par value of US$0.002 per share; 5,000,000 Class B ordinary shares authorized, 3,500,000 and nil Class B ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively) *	7,000	-
Additional paid-in capital	43,107,067	37,343,147
Accumulated deficit	(40,982,703)	(37,428,238)
Accumulated other comprehensive income	638,378	357,230
Total BIG TREE CLOUD HOLDINGS LIMITED’s shareholders’ equity	2,772,245	280,836
Non-controlling interests	260,836	840,600
TOTAL SHAREHOLDERS’ EQUITY	3,033,081	1,121,436

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,161,886	10,982,879

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/ INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2026	2025	2024
	USD	USD	USD
Net revenue	644,792	1,271,196	7,323,356
Cost of revenue	(599,495)	(587,252)	(2,422,262)
Gross profit	45,297	683,944	4,901,094

Operating expenses
Selling expenses	(420,265)	(34,689,316)	(1,279,005)
General and administrative expenses	(3,303,556)	(4,200,147)	(3,558,452)
Research and development expenses	(48,585)	-	(89,968)
Total operating expenses	(3,772,406)	(38,889,463)	(4,927,425)
Operating loss	(3,727,109)	(38,205,519)	(26,331)

Other (expenses)/income, net
Financial expenses	(312,481)	(355,522)	(75,392)
Financial income	9,940	1,616	206,592
Gain on disposal of subsidiaries	-	4,802,411	-
Gain on deregistration of subsidiaries	-	387,847	79,202
Other (expenses)/income, net	(207,585)	1,076,989	404,948
Total other (expenses)/income, net	(510,126)	5,913,341	615,350

(Loss)/income before income tax provision	(4,237,235)	(32,292,178)	589,019
Income tax benefit/(expense)	562,631	(228,903)	51,466
(Loss)/income from continuing operations, net of tax	(3,674,604)	(32,521,081)	640,485
Income/(loss) from discontinued operation, net of tax	19,206	(6,790)	-
Net (loss)/income	(3,655,398)	(32,527,871)	640,485
Less: net (loss)/income attributable to non-controlling interests from continuing operations	(110,344)	5,577	-
Less: net income attributable to non-controlling interests from discontinued operation	9,411	(3,327)	-
Net (loss)/income attributable to ordinary shareholders of the Company	(3,554,465)	(32,530,121)	640,485

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	286,268	43,618	(4,536)
Total comprehensive (loss)/income	(3,369,130)	(32,484,253)	635,949
Less: comprehensive loss attributable to non-controlling interests from continuing operations	(110,344)	5,577	-
Less: comprehensive income attributable to non-controlling interests from discontinued operation	14,531	(3,327)	-
Total comprehensive (loss)/income attributable to ordinary shareholders of the Company	(3,273,317)	(32,486,503)	635,949

(Loss)/earnings per share from continuing operations*
Basic and diluted	(0.7666)	(8.0008)	0.2464
Earnings per share from discontinued operations*
Basic and diluted	0.0021	(0.0009)	-
Weighted average shares used in calculating net (loss)/earnings per share*
Basic and diluted	4,649,161	4,065,426	2,599,021

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In U.S. dollars, except for share and per share data, or otherwise noted)

									Accumulated	Total BIG TREE CLOUD HOLDINGS
	Ordinary shares*		Class A Ordinary shares*		Class B Ordinary shares*		Additional paid-in	Accumulated	other comprehensive	LIMITED’s shareholders’	Non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	Deficits	income	equity/(deficit)	interests	equity/(deficit)
		USD		USD		USD	USD	USD	USD	USD	USD	USD
Balance as of July 1, 2023	2,500,000	5,000	-	-	-	-	4,244,352	(3,979,667)	318,148	587,833	-	587,833
Net income	-	-	-	-	-	-	-	640,485	-	640,485	-	640,485
Offering costs	-	-	-	-	-	-	(2,210,633)	-	-	(2,210,633)	-	(2,210,633)
Reverse recapitalization	354,027	708	-	-	-	-	(2,033,719)	(1,558,935)	-	(3,591,946)	-	(3,591,946)
Foreign currency translation	-	-	-	-	-	-	-	-	(4,536)	(4,536)	-	(4,536)
Balance as of June 30, 2024	2,854,027	5,708	-	-	-	-	-	(4,898,117)	313,612	(4,578,797)	-	(4,578,797)

Balance as of July 1, 2024	2,854,027	5,708	-	-	-	-	-	(4,898,117)	313,612	(4,578,797)	-	(4,578,797)
Net loss	-	-	-	-	-	-	-	(32,530,121)	-	(32,530,121)	2,250	(32,527,871)
Foreign currency translation	-	-	-	-	-	-	-	-	43,618	43,618	-	43,618
Capital contribution from non-controlling interests	-	-	-	-	-	-	3,118,495	-	-	3,118,495	838,350	3,956,845
Earnout shares	1,000,000	2,000	-	-	-	-	(2,000)	-	-	-	-	-
Share-based compensation	494,648	989	-	-	-	-	34,226,652	-	-	34,227,641	-	34,227,641
Balance as of June 30, 2025	4,348,675	8,697	-	-	-	-	37,343,147	(37,428,238)	357,230	280,836	840,600	1,121,436

Balance as of July 1, 2025	4,348,675	8,697	-	-	-	-	37,343,147	(37,428,238)	357,230	280,836	840,600	1,121,436
Net loss	-	-	-	-	-	-	-	(3,554,465)	-	(3,554,465)	(100,933)	(3,655,398)
Issuance of ordinary shares in a registered direct offering	403,226	806	-	-	-	-	4,509,187	-	-	4,509,993	-	4,509,993
Capital contribution from non-controlling interests	-	-	-	-	-	-	1,254,733	-	-	1,254,733	208,336	1,463,069
Transfer out of noncontrolling interest due to the disposal of a subsidiary	-	-	-	-	-	-	-	-	-	-	(692,287)	(692,287)
Redesignation of ordinary shares into Class A ordinary shares	(1,251,901)	(2,503)	1,251,901	2,503	-	-	-	-	-	-	-	-
Redesignation of ordinary shares into Class B ordinary shares	(3,500,000)	(7,000)	-	-	3,500,000	7,000	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	-	-	-	-	281,148	281,148	5,120	286,268
Balance as of June 30, 2026	-	-	1,251,901	2,503	3,500,000	7,000	43,107,067	(40,982,703)	638,378	2,772,245	260,836	3,033,081

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares (Note 15).

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended June 30,
	2026	2025	2024
	USD	USD	USD
Net (loss)/income	(3,655,398)	(32,527,871)	640,485
Net (loss)/income from continuing operations	(3,674,604)	(32,521,081)	640,485
Net income/(loss) from discontinued operation	19,206	(6,790)	-
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Depreciation and amortization	761,617	645,582	936,518
Amortization of right-of-use assets	410,680	296,047	196,111
(Reversal)/provision of inventory reserve	-	(12,378)	7,594
Reversal for credit loss	(167)	(1,571)	(4,735)
Impairment of property and equipment	-	515,892	-
Deferred tax (benefit)/expense	(530,611)	27,282	(121,774)
Interest expenses, net	257,433	65,692	-
Share-based compensation	-	34,227,641	-
Loss/(gain) on disposal of property and equipment	107,664	2,598	(10,065)
Loss on write-off of property and equipment	-	574	-
Gain on disposal of subsidiaries	-	(4,802,411)	-
Gain on deregistration of subsidiaries	-	(387,847)	(79,202)
Gain on derecognition of professional fees payable	-	(1,112,500)	-
Changes in operating assets and liabilities:
Accounts receivable	179,471	(137,897)	168,352
Prepaid expenses and other current assets	80,662	(772,207)	176,032
Advance to suppliers	-	2,941	714,807
Inventories	7,371	130,560	17,671
Amounts due from related parties	-	16,595	-
Accounts payable	(173,367)	(3,655)	(265,400)
Contract liabilities	(51,253)	(530,031)	(2,998,624)
Accrued expenses and other current liabilities	(405,603)	(1,074,632)	(345,647)
Operating lease liabilities	(377,896)	(207,242)	(189,068)
Amounts due to related parties	4,289	(212,981)	(356,127)
Net cash used in operating activities from continuing operations	(3,404,314)	(5,845,029)	(1,513,072)
Net cash used in operating activities from discontinued operations	(19,467)	(641,425)	-
Net cash used in operating activities	(3,423,781)	(6,486,454)	(1,513,072)

Cash flows from investing activities:
Purchase of short-term investment	-	(1,386,136)	-
Redemption of short-term investment	1,437,859	-	-
Purchases of property and equipment	(11,432)	(507,969)	(288,702)
Proceeds from disposal of property and equipment	253,061	6,733	63,670
Cash received from reverse recapitalization	-	-	317,722
Purchases of intangible assets	-	-	(2,596,313)
Loan provided to a third party	(450,000)	-	-
Net cash proceeds obtained from disposal of subsidiaries	-	2,829,173	-
Cash reduced due to the deregistration of subsidiaries	-	(142)	-
Net cash provided by/(used in) investing activities from continuing operations	1,229,488	941,659	(2,503,623)
Net cash used in investing activities from discontinued operation	641,684	(10,293)	-
Net cash provided by/(used in) investing activities	1,871,172	931,366	(2,503,623)

Cash flows from financing activities:
Payments of listing fees	-	-	(1,467,890)
Proceeds from registered direct offering	4,509,993	-	-
Loans received from related parties	441,249	4,547,446	2,159,229
Repayments of loans from related parties	(1,785,259)	-	877,676
Repayments of loans to related parties	-	(3,048,110)	(1,384,121)
Proceeds from long-term loans	-	-	1,376,046
Proceeds from shareholder contributions	1,393,174	3,345,657	-
Net cash provided by financing activities from continuing operations	4,559,157	4,844,993	1,560,940
Net cash (used in)/provided by financing activities from discontinued operations	76,901	277,227	-
Net cash provided by financing activities	4,636,058	5,122,220	1,560,940

Effect of foreign currency translation	(252,078)	(32,207)	12,859
Net increase/(decrease) in cash and cash equivalents:	2,831,371	(465,075)	(2,442,896)
Cash and cash equivalents at beginning of year	283,024	748,099	3,190,995
Cash and cash equivalents at end of year	3,114,395	283,024	748,099
Less: cash of discontinued operation at the end of year	-	19,040	-
Cash and cash equivalents of continuing operations at end of year	3,114,395	263,984	748,099

Supplemental disclosure of cash flow information
Income tax paid	-	-	14,278
Interest paid	41,210	121,024	49,371

Supplemental disclosure of non-cash flow information:
Lease liabilities arising from obtaining right-of-use assets	74,726	1,724,937	39,420
Obtaining property and equipment as shareholder’s contribution	-	611,188	-
Earnout shares	-	2,000	-
Purchase of property and equipment included in amounts due to related parties	400,343	-	-

The accompanying notes are an integral part of these consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2026, 2025 and 2024
(In U.S. dollars, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Big Tree Cloud International Group Limited (“DSY”) was incorporated under the laws of the Cayman Islands on April 21, 2021. The Company and its subsidiaries primarily engage in sale of personal care products and AI technology services for enterprise clients through its directly or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

History of the Group and Reorganization

Bright Connected Limited (“DSY BVI”), which is 100% owned by DSY, was incorporated in the British Virgin Islands (the “BVI”) on April 1, 2021. DSY BVI is an investment holding company with no operations.

HongKong Ploutos International Holdings Limited (“DSY HK”), which is 100% owned by DSY through DSY BVI, was incorporated in Hong Kong on July 14, 2023. DSY HK is an investment holding company with no operations.

Guangdong Dashuyun Investment Holding Group Co., Ltd. (“DSY Guangdong”), which was incorporated on June 16, 2020 by the controlling shareholder, Mr. Wenquan Zhu. DSY Guangdong through its directly and indirectly owned subsidiaries is principally engaged in the manufacturing and sales of personal care products in the PRC.

In anticipation of a public offering of its equity securities, DSY undertook a reorganization (the “Reorganization”). On September 14, 2023, DSY HK acquired DSY Guangdong from Mr. Wenquan Zhu. Effective on September 14, 2023, DSY completed the reorganization (“Reorganization”) and became the ultimate holding company of DSY Guangdong and its subsidiaries through DSY HK, which were all controlled by the same shareholders before and after the Reorganization.

Reverse recapitalization

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

DSY was determined to be the accounting acquirer given DSY effectively controlled the combined entity after the transaction. The Transaction is not a business combination because Plutonian was not a business. The Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by DSY for the net monetary assets of the Company, accompanied by a recapitalization. DSY was determined as the accounting acquirer and the historical financial statements of DSY became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares of DSY that were issued and outstanding immediately prior to the mergers were cancelled and converted into an aggregate of 50,000,000 ordinary shares (retrospectively adjusted as 2,500,000 shares for effect of Share Consolidation), which has been restated retrospectively to reflect the equity structure of the Company. Earnings per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares is $0.0001 (retrospectively adjusted as $0.002 for effect of Share Consolidation), the difference of $45,000 was adjusted retrospectively as in addition paid-in capital as of June 30, 2023. The consolidated statements of changes in shareholders’ equity for the year ended June 30, 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income or loss per ordinary share - basic and diluted was adjusted retrospectively from 50,000 (retrospectively adjusted as 2,500 shares for effect of Share Consolidation) to 50,000,000 (retrospectively adjusted as 2,500,000 shares for effect of Share Consolidation) for the year ended June 30, 2023.

As of the balance sheet date of the financial statements, the details of the Company’s subsidiaries were as follows.

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Big Tree Cloud International Group Limited (“DSY”)	April 21, 2021	100%	Investment holding
Bright Connected Limited (“DSY BVI”)	April 1, 2021	100%	Investment holding
HongKong Ploutos International Holdings Limited (“DSY HK”)	July 14, 2023	100%	Investment holding
Guangdong Dashuyun Investment Holding Group Co., Ltd. (“DSY Guangdong”)	June 16, 2020	95.92%	Investment holding
Shenzhen Nafutong New Technology Co., Ltd. (formerly known as Shenzhen Dashuyun Import and Export Trading Co., Ltd.) (“DSY Shenzhen”)	July 02, 2020	100%	Sale of personal care products, AI technology services
Shenzhen Surprise Cloud Trading Co., Ltd. (“Jingxiyun Shenzhen”)	December 20, 2021	100%	Sale of personal care products
Shenzhen Ronghui Cloud Investment Co., Ltd.	April 30, 2026	100%	AI technology services

2. GOING CONCERN

The Group’s consolidated financial statements have been prepared assuming that the Group will continue as a going concern. The going concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amount disclosed. The Group had net loss from continuing operations of $3,674,604 for the year ended June 30, 2026. Meanwhile, the Group had net cash outflow in operating activities from continuing operations amounting to $3,404,314 for the year ended June 30, 2026 and the working capital deficit of $166,970 as of June 30, 2026. To meet the cash requirements for the next 12 months from the issuance date of the consolidated financial statements, the Group plans to raise additional capital from equity financing and bank loans to support its operating:

(i)	On June 1, 2026, Shenzhen Wengu Development Investment Partnership (Limited Partnership) (“Shenzhen Wengu”) signed contract for a capital contribution of a total of RMB7,000,000 (approximately $1,031,672) to DSY Guangdong. As of June 30, 2026, there remains RMB3,000,000 (approximately $442,145), which was fully received as of the issuance date of the financial statements.

(ii)	On October 19, 2026, the Group renewed the bank loan (Note 10) with Industrial and Commercial Bank of China before its original maturity. The principal of renewed loan was RMB8,500,000 (approximately $1,252,745) with a 3% annual interest rate and maturity on September 17, 2029. The RMB1,500,000 payable under the previous bank loan has been repaid as of October 13, 2026.

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

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, depreciable lives and recoverability of property and equipment, deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

The Group has reclassified certain comparative balances in the consolidated balance sheet as of June 30, 2025 and certain comparative amounts in the consolidated statements of operations and comprehensive (loss)/ income for the years ended June 30, 2025 and 2024 to conform to the current year’s presentation. The assets and liabilities of the discontinued operations have been classified as assets held-for-sale and liabilities held-for-sale in the consolidated balance sheet as of June 30, 2025. The results of discontinued operations for the years ended June 30, 2025 and 2024 have been reflected separately in the consolidated statements of operations and comprehensive (loss)/ income as a single line item for all periods presented in accordance with US GAAP. Cash flows from discontinued operations of the three categories for the years ended June 30, 2025 and 2024 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with US GAAP.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(e)	Short-term investments

Short-term investments represent structured deposit products placed with commercial banks in PRC with original maturities of more than three months but less than one year. The Group elects the fair value option to record such products at fair value in accordance with ASC Topic 825, Financial Instruments. Changes in the fair value are reflected in the consolidated statement of operations and comprehensive (loss)/income.

(f)	Accounts receivable, net

The Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASC 326”).

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

(g)	Inventories, net

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenue in the consolidated statements of operations and comprehensive (loss)/income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Group takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. The Group recorded write offs of inventory reserve of nil and $12,378 for the years ended June 30,2026 and 2025, respectively.

(h)	Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly consisted of value added tax recoverable, deposits, prepaid expenses, payment on behalf of others and other current assets. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected. The Group reviews other items including in prepaid expenses and other current assets on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability.

(i)	Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principal owner, owner of record or known beneficial owner of more than 5% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; and e) other parties that have ability to significantly influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

(j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	3 to 5 years
Transportation equipment	4 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive (loss)/ income. Management estimates the residual value of its office equipment and computers, transportation equipment and building to be 5%.

(k)	Intangible assets, net

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

The Group’s intangible assets mainly represented trademark developed and acquired by the Group. Trademark amortized over its useful life of approximately 7 years.

(l)	Lease

From July 1, 2021, the Group adopted Accounting Standards Update 2016-02, Lease (“ASC 842”). The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. The Group recorded leases of office spaces and warehouses as operating leases. Operating lease right-of-use (“ROU”) assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received if any. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The amortization of the right-of-use asset is described as the difference between the straight-line lease expense and the accretion of interest on the lease liability each period.

The Group reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. There was no impairment for ROU assets for the years ended June 30, 2026, 2025 and 2024, respectively.

(m)	Impairment of long-lived assets

The Group reviews its long-lived assets or asset group for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets or asset group to the estimated undiscounted future cash flows expected to result from the use of the assets or asset group and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets or asset group, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets or asset group, using the expected future discounted cash flows.

(n)	Fair value measurement

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

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, other receivables included in the prepaid expenses and other current assets, accounts payable, other payables included in accrued expenses and other current liabilities. As of June 30, 2026 and 2025, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments. For the years ended June 30, 2026 and 2025, there were no transfers between different levels of inputs used to measure fair value.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(o)	Commitments and contingencies

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

(p)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board Accounting Standards Codification 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480 and meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

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

(q)	Earnout shares

The consideration for the business combination closed on June 6, 2024 included a total of 20,000,000 earn-out shares (the “Earnout Shares”, retrospectively adjusted as 1,000,000 shares for effect of Share Consolidation) granted to the shareholders who held DSY’s shares as of immediately prior to the Closing upon the occurrence of the earn-out event. The earn-out event is defined as the event where the Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Group’s personal care products or other consumer goods. The earn-out event has been completed in June 2024 prior to the Closing. The earn-out shares should be a separate instrument, and the Group determined its classification as equity pursuant to ASC 815.

(r)	Share-based compensation

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

(s)	Non-controlling interest

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

(t)	Revenue recognition

The Group’s revenues are mainly generated from 1) product sales, 2) AI technical services and 3) licensing fees from commercial stores. The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”).

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

Each customer order is being distinct and separately identifiable from other customer orders consider as a single performance obligation to arrange and transport goods from origin to destination designated by customer. As each customer order includes only one performance obligation and no variable consideration, no allocation of the transaction price is required. Revenue is recognized at a point in time when goods are delivered to the designated destination and accepted. Based on its return policy, general policies of e-commerce platforms and historical operating experience, the Company determines that the most likely timing of customer acceptance is seven days after the start of transportation for offline sales, and fourteen days after the start of transportation for online sales. The corresponding payment is applied against the customer’s prepayment and transit periods typically do not exceed seven days.

Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Revenue is recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Group’s sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, the Group offers an unconditional right of return for a period of seven days upon receipt of products. The Group bases its estimates of sales return on historical results. For the years ended June 30, 2026, 2025 and 2024, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to customers, which can be determined before the customer placed the order.

Payment for online and offline retail customers are due at the point of sale. Payment terms for distributor customers are generally set at 60 days after the consideration becomes due and payable.

AI technical service

The Group provides AI-centric platform development for enterprise clients, with one performance obligation of providing highly interrelated services to finally development a complete AI platform to customer’s needs. Invoices are issued and payments collected upon the customer’s phased acceptance. The transaction price is fixed in the agreement with no variable considerations. Revenue is recognized over time using an output method to measure the progress toward complete satisfaction of the performance obligation. The milestones set out in the agreement are technical acceptance milestones at which the customer reviews and accepts specified deliverables for that stage, which can be reached evidenced by the customer’s acceptance. The Group acts as a principal in fulfilling the obligation and revenue is recorded on a gross basis.

Licensing fees

The Group enters into licensing agreements with customers and the third-party commercial stores (the “Licensees”), to authorize the Licensees to use the Group’s logo, trademark and the brand name of “Big Tree Cloud”. Therefore, the Group has one distinct performance obligation which is satisfied over time because the Licensees simultaneously receive and consume the benefits (of utilizing the Group’s logo, trademark and brand name) during the authorized period of two years. Therefore, revenue generated from licensing fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt inventive payment to the Licensees if a Licensee reaches certain milestones. The Group uses the “most likely amount” method based on historical experiences and updates its estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

The Group considers itself the principal as it holds the brand licensed to customers and has the pricing latitude; therefore, such revenue is reported on a gross basis.

The following tables disaggregate the Group’s revenue for the years ended June 30, 2026, 2025 and 2024:

	For the years ended June 30,
	2026	2025	2024
	USD	USD	USD
Product Sales (by products)
– Body and oral care products	493,238	306,240	1,047,108
– Sanitary pads	3,583	954,536	5,162,784
– Accessories	-	-	1,015,961
– Others	-	26	55,067
AI technology services	117,958	-	-
Licensing Fees	-	10,394	42,436
Others	30,013	-	-
Total	644,792	1,271,196	7,323,356

	For the years ended June 30,
	2026	2025	2024
	USD	USD	USD
Product Sales (by products)
– Offline	496,821	1,234,211	3,042,307
– Online	-	26,591	4,238,613
AI technology services	117,958	-	-
Licensing Fees	-	10,394	42,436
Others	30,013	-	-
Total	644,792	1,271,196	7,323,356

The following table presents revenue classified by timing of revenue recognition for the years ended June 30, 2026, 2025 and 2024:

	For the years ended
	June 30,
	2026	2025	2024
	USD	USD	USD
Point in time	496,821	1,260,802	7,280,920
Over time	147,971	10,394	42,436
Total	644,792	1,271,196	7,323,356

(u)	Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of nil and $51,253 as of June 30, 2026 and 2025, respectively.

(v)	Cost of revenue

Cost of revenue consists primarily of (i) purchase of goods and materials in relation to the product sales, (ii) staff and technical costs relating to AI services, and (iii) rent and other costs related to the business operation.

(w)	Selling expenses

Selling and marketing expenses mainly consist of (i) rent and depreciation expenses, (ii) advertising costs and market promotion expenses and (iii) delivery costs charged by delivery agencies for product sales. Advertising and market promotion expenses are expensed as incurred. During the years ended June 30, 2026 and 2025, the advertising and market promotion expenses were $25,420 and $162,277, respectively.

(x)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rent and depreciation expenses related to general and administrative personnel and departments, (ii) professional service fees; and (iii) other corporate expenses.

(y)	Research and development expenses

Research and development expenses primarily consist of (i) staff cost related to research and development personnel, (ii) materials input during research and development process; and (iii) other expenses that are directly related to research and development activities.

(z)	Financial (expense) income, net

Financial (expense) income, net mainly consists of (i) interest income and expense, and (ii) bank charges.

(aa)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution. Employee social benefits included as cost of revenue and expenses in the consolidated statements of operations and comprehensive (loss)/income amounted to $57,760, $74,027 and $106,449 for the years ended June 30, 2026, 2025 and 2024, respectively.

(ab)	Income taxes

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

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations and comprehensive (loss)/income for the years ended June 30, 2026, 2025 and 2024, respectively. The Group expects that its assessment regarding unrecognized tax positions will not change over the next 12 months.

(ac)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales at the rate of 13% and providing services at the rate of 6%. The Group records revenue net of out VAT. Output VAT may be offset by qualified input VAT paid by the Group to suppliers. Deductible input VAT exceeding output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

(ad)	Foreign currency transactions and translations

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

The following table outlines the currency exchange rates for USD/RMB translations that were used in creating the consolidated financial statements:

	As of June 30,
	2026	2025
Balance sheet items, except for equity accounts	6.7851	7.1636

	For the years ended
	June 30,
	2026	2025	2024
Items in the consolidated statements of operations and comprehensive (loss)/income, and statements of cash flows	6.9940	7.2143	7.2248

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(ae)	(Loss)/earnings per share

The Company has Class A ordinary shares and Class B ordinary shares. The rights, including the liquidation and dividend rights, of the holders Class A and Class B ordinary shares are identical, except with respect to voting. Accordingly, basic (loss)/earnings per share are calculated based on the combined weighted-average number of shares of both classes outstanding during the year.

Diluted (loss)/earnings per share is calculated by dividing net (loss)/ income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible warrants and earn-out shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted (loss)/earnings per share calculation when inclusion of such share would be anti-dilutive.

(af)	Segment reporting

The Group adopted ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures on July 1, 2024 on a retrospective basis.

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s CODM identified as the Group’s Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net (loss)/ income is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive (loss)/income. See Note 23 for significant expenses regularly provided to the Group’s CODM.

As the Group’s long-lived assets are substantially located in the mainland China, no geographical segments are presented for the years ended June 30, 2026, 2025 and 2024.

(ag)	Restatement

The Group identified the following errors in its previously issued consolidated financial statements for the year ended June 30, 2025. The consolidated financial statements for the year ended June 30, 2024 are not affected by these errors.

Classification of a structured deposit. A structured deposit with an original maturity over three months, maturing in July 2025, was classified as a cash equivalent. Because it was not redeemable prior to maturity, it did not meet the criteria for a cash equivalent under ASC 305 and should have been presented as a short-term investment. Accordingly, $1,395,946 has been reclassified to short-term investment as of June 30, 2025, with the related cash outflow reclassified to investing activities.

Allocation of equity between additional paid-in capital and non-controlling interests. A computational error resulted in additional paid-in capital being understated and non-controlling interests being overstated by $107,404 as of June 30, 2025; the correction is a reclassification within total shareholders’ equity.

Omission of parent only condensed financial statements. Parent only condensed financial statements were not included in the Form 20-F for the fiscal year ended June 30, 2025. The omission did not affect any amount reported in the Company’s consolidated financial statements for any period, and no adjustments to previously reported amounts were required as a result of the omission.

In accordance with SEC Staff Accounting Bulletin No. 99 Materiality (“SAB 99”) and SEC Staff Accounting Bulletin No. 108 Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Group evaluated the changes and has determined that the related impacts were material to the previously presented financial statements. Therefore, the Group, in consultation with its Audit Committee, concluded that its previously issued financial statements impacted should be restated and reissued to reflect correct amounts based on the adjusted presentations and to include amended disclosures.

The effects of the corrections are as follows:

Condensed Statement of Financial Position as of June 30, 2025

	As Previously Reported after the reclassification from discontinued operation	Adjustment	As Restated
	USD	USD	USD
Cash and cash equivalents*	1,659,930	(1,395,946)	263,984
Short-term investment	-	1,395,946	1,395,946
Total current assets	3,839,557	-	3,839,557
Additional paid-in capital	37,235,743	107,404	37,343,147
Total BIG TREE CLOUD HOLDINGS LIMITED’s shareholders’ equity/(deficit)	173,432	107,404	280,836
Non-controlling interests	948,004	(107,404)	840,600
TOTAL SHAREHOLDERS’ EQUITY/(DEFICIT)	1,121,436	-	1,121,436

Condensed Statement of Cash Flow for year ended June 30, 2025

	As Previously Reported after the reclassification from discontinued operation	Adjustment	As Restated
	USD	USD	USD
Net cash provided by investing activities	2,317,502	(1,386,136)	931,366
Effect of foreign currency translation	(22,397)	(9,810)	(32,207)
Net increase/(decrease) in cash and cash equivalents:	930,871	(1,395,946)	(465,075)
Cash and cash equivalents at end of year of continuing operations*	1,659,930	(1,395,946)	263,984

*	The previously reported amount included a $19,040 reclassification for the presentation of the disposal of Yunjia as a discontinued operation, which does not represent a correction of an error.

(ah)	Revision

The Group determined that the consolidated statements of cash flows for the year ended June 30, 2024 issued in previous year should be amended to present the gain on deregistration of subsidiaries as an adjustment item to reconcile net income to net cash provided by operating activities. These revisions had no impact on the Group’s net income or financial position. Gain on deregistration of subsidiaries was revised from nil to $79,202 for the year ended June 30, 2024, as an adjustment item to reconcile net income to net cash provided by operating activities. For the year ended June 30, 2024, changes in prepaid expenses and other current assets were revised from $96,830 to $176,032.

The Group evaluated the revision in compliance with ASC 250-10-20 (definition in glossary) and ASC 250-10-45-22 to 45-28 as well as SAB 99 and concluded that the error in previously issued financial statements was immaterial both quantitatively and qualitatively. Correcting the immaterial error was referred to as “revision” of prior period financial statements. As the effect of the error corrections on the prior periods was immaterial, column headings of “restatements” were not required.

(ai)	Recent accounting pronouncements

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

4. DISPOSAL OF SUBSIDIARIES AND DISCONTINUED OPERATION

2025 Disposal of subsidiaries

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

During the period ended September 3, 2024, these subsidiaries recorded income before tax attribute to the Company of $141,340. These subsidiaries recorded loss before tax attribute to the Company of $542,235 for the year ended June 30, 2024.

2026 Discontinued operation

In September 2025, the Group reached an agreement with and transferred its total equity interests in its subsidiary, Guangdong Yunjia, to a third-party entity for a total consideration of RMB5,100,000 (approximately $729,196) (the “Disposition”). The Group received all the cash consideration as of August 31, 2025. Upon the completion of the Disposition on October 14, 2025 (the “Disposal Date”), the Group no longer has any equity interest in Guangdong Yunjia. Therefore, the Group was no longer able to operate and exert control over the subsidiary since the Disposal Date. The Disposition represented a strategic shift that had a significant effect on the Group’s operations and financial results and was to be accounted for as a discontinued operation. The Group recognized loss from disposal of Guangdong Yunjia of $nil for the year ended June 30, 2026.

The assets and liabilities of the disposed subsidiaries and disposal loss recognized accordingly are as follows:

Amount
USD
Consideration	751,647
Less:
Total assets as of Disposal Date	2,819,978
Total liabilities as of Disposal Date	(1,333,582)
Effect of exchange rate changes on cash and cash equivalents of Guangdong Yunjia	(47,582)
Non-controlling interests	(687,167)
Total loss on discontinue of Guangdong Yunjia	-

The assets and liabilities of Guangdong Yunjia are included in the captions “Current assets held-for-sale”, “Non-current assets held-for-sale”, “Current liabilities held-for-sale” and “Non-current liabilities held-for-sale”, in the accompanying consolidated balance sheets as of June 30, 2025 and consist of the following:

As of June 30, 2025
USD
Cash and cash equivalents	19,040
Advanced to suppliers	718
Accounts receivable, net	694,984
Prepaid expenses and other current assets	83,858
Inventories, net	249,253
Amount due from related parties	362,132
Current assets held-for-sale	1,409,985

Property and equipment, net	632,450
Right-of-use assets	299,121
Deferred tax assets	1,075
Non-current assets held-for-sale	932,646

Accounts payable	310,484
Accrued expenses and other current liabilities	53,469
Operating lease liabilities - current	175,272
Amounts due to related parties	642,032
Current liabilities held-for-sale	1,181,257

Operating lease liabilities - non-current	135,209
Non-current liabilities held-for-sale	135,209

The condensed cash flows of Guangdong Yunjia were as follows for the period from July 1, 2025 through the Disposal Date, and the years ended June 30, 2025 and 2024, are included in the consolidated statements of cash flows of the Company as cash flow from discontinued operations.

	The period from July 1, 2025 through the	For the years ended June 30,
	Disposal Date	2025	2024
	USD	USD	USD
Net cash provided by/(used) in operating activities	(19,467)	(641,425)	-
Net cash used in investing activities	(6,971)	(10,293)	-
Net cash (used in)/provided by financing activities	76,901	277,227	-

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Results of operations of Guangdong Yunjia the period from July 1, 2025 through the Disposal Date, and the years ended June 30, 2025 and 2024, are shown in the table below and included in the consolidated comprehensive (loss)/income as “net income/(loss) from the discontinued operations” after intercompany eliminations, as applicable.

	The period from July 1, 2025 through the	For the years ended June 30,
	Disposal Date	2025	2024
	USD	USD	USD
Net revenue	1,295,877	1,286,070	-
Cost of revenue	(1,173,122)	(1,146,181)	-
Gross profit	122,755	139,889	-

Operating expenses
Selling expenses	(24,746)	(23,317)	-
General and administrative expenses	(74,548)	(94,275)	-
Research and development expenses	-	(30,042)	-
Total operating expenses	(99,294)	(147,634)	-
Operating income/(loss) from discontinued operations	23,461	(7,745)	-

Other (expenses)/income, net
Financial expenses	(4,859)	(147)	-
Financial income	26	86	-
Other income, net	1,635	659	-
Total (expenses)/income, net	(3,198)	598	-

Income/(loss) before income tax provision	20,263	(7,147)	-
Income tax (expense)/benefit	(1,057)	357	-
Income/(loss) from discontinued operations, net of tax	19,206	(6,790)	-

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of June 30,
	2026	2025
	USD	USD
Accounts receivable	-	175,222
Allowance for credit losses	-	(164)
Accounts receivable, net	-	175,058

The movement of allowance for expected credit losses of accounts receivable was as follows:

	As of June 30,
	2026	2025
	USD	USD
Balance at beginning of the year	(164)	(1,721)
Reversal of allowance	167	1,571
Foreign currency translation adjustment	(3)	(14)
Balance at end of the year	-	(164)

The Group recorded reversal of allowance of $167, $1,571 and $4,735 for the years ended June 30, 2026, 2025 and 2024, respectively.

6. INVENTORIES, NET

Inventories, net consisted of the following:

	As of June 30,
	2026	2025
	USD	USD
Finished goods	-	13,415
Total	-	13,415
Inventory write-down	-	-
Inventories, net	-	13,415

The movement of inventory write-down was as follows:

	As of June 30,
	2026	2025
	USD	USD
Balance at beginning of the year presented	-	(12,288)
Write offs during the year	-	12,378
Foreign currency translation adjustment	-	(90)
Balance at end of the year presented	-	-

The Group recorded inventory write-downs of nil for the year ended June 30, 2026, write offs of inventory reserve of $12,378 for the year ended June 30, 2025, and inventory write-downs of $7,594 for the year ended June 30, 2024.

7. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of June 30,
	2026	2025
	USD	USD
Value added tax recoverable	363,287	318,453
Deposits	159,170	151,318
Prepaid expenses	4,938	107,067
Payment on behalf of others	2,345	1,536
Others	703	2,795
Prepaid expenses and other current assets	530,443	581,169

Other receivables, non-current

On June 1, 2026, DSY HK reached an agreement with a third-party individual to lend a total of $1,350,000, with the maturity of two years and an interest rate of 3% per annum, for the daily operation of his company. As of June 30, 2026, the Group has paid $450,000, while the remaining was paid as of July 27, 2026. The Group is pursuing collection of this amount, and $875,039 has been collected as of the issuance date of the consolidated financial statements.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of June 30,
	2026	2025
	USD	USD
Building	2,856,524	2,705,595
Leasehold improvements	1,482,773	1,404,428
Transportation equipment	299,887	284,042
Office equipment and computers	228,114	199,362
Total	4,867,298	4,593,427
Less: accumulated depreciation	(1,952,873)	(1,504,323)
Less: accumulated impairment	(548,525)	(519,543)
Property and equipment, net	2,365,900	2,569,561

Depreciation expenses were $393,359, accumulated depreciation transferred out due to disposal of subsidiaries was $30,923, and currency translation difference was $93,123 for the year ended June 30, 2026. Loss on disposal of property and equipment was $107,664 for the year ended June 30, 2026. The Group recorded impairment loss of property and equipment of nil for the year ended June 30, 2026.

Depreciation expenses were $288,570, accumulated depreciation transferred out due to disposal of subsidiaries was $146,305, and currency translation difference was $22,045 for the year ended June 30, 2025. Loss on disposal and write-off of property and equipment was $2,598 and $574 for the year ended June 30, 2025, respectively. The Group recorded impairment loss of property and equipment of $515,892 for the year ended June 30, 2025.

Depreciation expenses were $698,731, accumulated depreciation transferred out from plant and equipment written off was $37,195, and currency translation difference were $79,973 for the year ended June 30, 2024. Gain on disposal of property and equipment was $10,065 for the year ended June 30, 2024.

As of June 30, 2026, the building owned by the Group, for which the carrying value was $2,390,304, was pledged as collateral to secure the bank loans dated November 24, 2023 and November 27, 2023 borrowed from Industrial and Commercial Bank of China (totaling RMB10,000,000 in Note 10).

9. INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of June 30,
	2026	2025
	USD	USD
Trademark	2,783,569	2,636,494
Less: accumulated amortization	(1,012,487)	(599,451)
Intangible assets, net	1,771,082	2,037,043

For the years ended June 30, 2026, 2025 and 2024, amortization expense amounted to $368,258, $357,012, and $237,787, respectively.

Future estimated amortization expense of intangible assets is as follows:

Year	Amount
2027	379,596
2028	379,596
2029	379,596
2030	379,596
2031 and thereafter	252,698
Total	1,771,082

10. SHORT-TERM LOANS

In November 2023, Jingxiyun Shenzhen obtained bank loans totaling RMB10,000,000 ($1,473,818) from Industrial and Commercial Bank of China with the maturity date on October 30, 2026 and an interest rate of 3.25% per annum. The loan was pledged by the building owned by the Group for which the carrying value was $2,390,304 as of June 30, 2026.

11. LEASE

Effective on July 1, 2021, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and factory leasing.

Supplemental balance sheet information related to operating lease was as follows:

	AS of June 30,
	2026	2025
	USD	USD
Right-of-use assets	851,652	1,120,202

Operating lease liabilities – current	425,663	354,123
Operating lease liabilities – non-current	478,818	838,982
Total operating lease liabilities	904,481	1,193,105

The components of lease expenses were as follows:

	For the years ended June 30,
	2026	2025	2024
	USD	USD	USD
Lease cost
Amortization of right-of-use assets	410,680	296,047	196,111
Interest of operating lease liabilities	38,745	41,248	27,051
Total lease cost	449,425	337,295	223,162

The weighted average remaining lease terms and discount rates for the operating lease as of June 30, 2026 were as follows:

Weighted average remaining lease term (years):	2.05
Weighted average discount rate:	3.66%

The following is a schedule of future minimum payments under the Group’s operating leases as of June 30:

Amount
USD
2027	451,655
2028	488,186
Total lease payments	939,841
Less: imputed interest	(35,360)
Present value of operating lease liabilities	904,481

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2026	2025
	USD	USD

Other taxes payable	490,289	463,252
Accrued payroll and employee benefits	67,772	59,950
Payable to a third party	-	402,661
Deposits	-	5,485
Others	27,649	20,855
Total accrued expenses and other current liabilities	585,710	952,203

13. OTHER NON-CURRENT LIABILITIES

On June 20, 2023, August 8, 2023, September 14, 2023, December 27, 2023, and March 19, 2024, Plutonian Investments LLC provided Plutonian, a former wholly-owned subsidiary of the Company, with unsecured and interest-free promissory notes of $150,000, $210,000, $140,000, $300,000 and $350,000, respectively, to be used, in part, for working capital and term extension fees.

On June 10, 2024, Plutonian Investments LLC transferred all promissory notes mentioned above with a total amount of $1,150,000 (the “Loan”) to a third party. Meanwhile, the Loans was extended to a 3-year term payable to the third party. On June 11, 2024, the third party waived all its rights to any share conversion agreed in the previous promissory notes and confirmed the outstanding principal of the Loan remains $1,150,000 with no additional penalties or interest charged.

Since Plutonian has been deregistered in April 2025, the payable has been transferred to be borne by the Company. On June 16, 2026, the Loan has been further extended a 3-year term.

14. SHARE-BASED COMPENSATION

On October 31, 2024, the Board of Directors of the Company approved the 2024 Equity Incentive Plan (the “2024 Plan”), under which, the Board of Directors adopt an equity incentive plan for the purpose of providing incentive and equity awards to directors, employees, franchisees and other individuals, and to reserve 11,416,109 ordinary shares (retrospectively adjusted as approximately 570,806 shares for effect of Share Consolidation) of the Group for issuance pursuant to the 2024 Plan.

Restricted share units

On January 16, 2025, the Company has granted a total of 9,892,382 restricted shares (retrospectively adjusted as approximately 494,648 shares for effect of Share Consolidation) to certain distributors and employee (the “Participants”) under the 2024 Plan. The restricted share units granted were vested immediately at grant date with no vesting conditions required. The fair value of restricted share units is based on the fair market value of the underlying ordinary shares on grant date.

The following table summarized the Group’s restricted share unit activities during the year ended June 30, 2025.

	Number of RSUs*	Weighted Average Grant Date Fair Value*
USD

Outstanding as of July 1, 2024	-	-
Granted	494,648	69.2
Forfeited	-	-
Vested	(494,648)	69.2
Outstanding as of June 30, 2025	-	-
Outstanding as of June 30, 2026	-	-

*	Presented on a retroactive basis to reflect the Share Consolidation (Note 15).

Total share-based compensation expenses recognized for these RSUs during the year ended June 30, 2025 were $34,227,641. There was nil unrecognized compensation expenses related to nonvested restricted share units as the RSUs were vested upon grant.

15. ORDINARY SHARES

On September 29, 2025, the Company entered into a definitive securities purchase agreement with an institutional investor for the purchase and sale of 8,064,516 ordinary shares, par value $0.0001 per share, at a purchase price of $0.62 per ordinary share (retrospectively adjusted as 403,226 shares for effect of Share Consolidation. par value $0.002 per share and a purchase price of approximately $12.4 per ordinary share), in a registered direct offering (the “Offering”). The Offering closed on September 30, 2025. The net proceeds to the Company were approximately $4.5 million after deducting placement agent fees and offering expenses, which has been fully received on October 2, 2025.

On January 30, 2026, the shareholders of the Company approved the share consolidation whereby every 20 issued and unissued ordinary shares of a par value of $0.0001 each in the share capital of the Company be consolidated into 1 ordinary share of a par value of $0.002 each (the “Share Consolidation”); and a Dual-Class Share Structure comprising Class A and Class B ordinary shares, both effective on February 23, 2026.

Share Consolidation

Every 20 issued and unissued ordinary shares of a par value of $0.0001 each in the share capital of the Company be consolidated into 1 ordinary share of a par value of $0.002 each, with such consolidated ordinary shares having the same rights and being subject to the same restrictions (save as to par value) as the existing ordinary shares. The shares and per share information are retrospectively adjusted to reflect the Share Consolidation for all periods presented.

Dual-Class Share Structure

Upon and immediately following the effectiveness of the Share Consolidation, the authorized share capital of the Company was changed from $50,000 divided into 25,000,000 ordinary shares of a nominal or par value of $0.002 each to $50,000 divided into 25,000,000 comprising 20,000,000 Class A ordinary shares of par value of $0.002 each and 5,000,000 Class B ordinary shares of par value of $0.002 each. Holders of Class A ordinary shares and Class B ordinary Shares shall at all times vote together as one class on all resolutions. Each Class A ordinary share shall entitle the holder to 1 vote on all matters subject to vote at general meetings of the Company and each Class B ordinary share shall entitle the holder to 25 votes. Each Class B ordinary share is convertible into 1 Class A ordinary share at any time at the option of the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Upon and immediately following the effectiveness of the Dual-Class Share Structure, the shares of the Company were redesignated with immediate effect as follows:

(i)	the 3,500,000 issued ordinary shares of par value of $0.002 each in the capital of the Company registered in the name of PLOUTOS GROUP LIMITED be redesignated as 3,500,000 issued Class B ordinary shares of US$0.002 each;

(ii)	the remaining 1,251,901 issued ordinary shares of par value of US$0.002 each in the capital of the Company registered in the names of various shareholders be redesignated as 1,251,901 issued Class A ordinary shares of US$0.002 each;

(iii)	the 18,748,127 authorized but unissued ordinary shares of par value of $0.002 each in the capital of the Company be redesignated as 18,748,127 authorized but unissued Class A ordinary shares; and

(iv)	the 1,500,000 authorized but unissued ordinary shares of par value of $0.002 each in the capital of the Company be redesignated as 1,500,000 authorized but unissued Class B ordinary shares.

16. WARRANTS

In connection with the Business Combination, the Company has assumed 6,016,125 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one ordinary share at a price of $11.50 (retrospectively adjusted as every 20 Public Warrants exercisable to purchase one Class A ordinary share at a price of approximately $230.0 for effect of Share Consolidation), such Public Warrants originally issued in the initial public offering of Plutonian by holders, and (ii) 266,125 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one ordinary share at a price of $11.50 (retrospectively adjusted as every 20 Private Warrants exercisable to purchase one Class A ordinary share at a price of approximately $230.0 for effect of Share Consolidation), such Private Warrants originally issued in a private placement by Plutonian in connection with the initial public offering of Plutonian by the holders. The warrants became exercisable on the later of 30 days after the completion of the initial Business Combination and 12 months from the closing of the initial public offering of Plutonian (which is November 15, 2022), and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

The Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

●	if, and only if, the last reported sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (retrospectively adjusted as approximately $360.0 for effect of Share Consolidation) as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Warrants were identical to the Public Warrants, except that the Private Warrants were entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) were not transferable, assignable or salable until after the completion of the Business Combination, except to permitted transferees.

Both Public Warrants and Private Warrants are classified as equity, as both meet all the criteria for equity classification and are indexed to its own ordinary shares. The warrants are recorded as additional paid-in capital on the consolidated balance sheet at the completion of the Business Combination.

17. RESTRICTED NET ASSETS

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

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2026 and 2025, net assets restricted in the aggregate were approximately $10,331,799 and $7,860,443, respectively.

18. TAXATION

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

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The Group adopted the new standard on July 1, 2025 on a prospective basis.

The income tax provision consists of the following components:

	For the year ended
	June 30, 2026
	PRC	Other areas	Total
	USD	USD	USD
(Loss)/income before income tax expenses	(2,602,713)	(1,634,522)	(4,237,235)
Current income tax expenses	-	-	-
Deferred income tax benefit	562,631	-	562,631
Total income tax benefit	562,631	-	562,631

	For the years ended
	June 30,
	2025	2024
	USD	USD
Current income tax expenses	(201,629)	(71,862)
Deferred income tax (expense)/ benefit	(27,274)	123,328
Total income tax (expenses)/ benefit	(228,903)	51,466

Reconciliation of the differences between statutory tax rate and the effective tax rate:

A reconciliation between PRC statutory tax rate of 25% to the Group’s effective income tax rate after the adoption of ASU 2023-09 was as follows:

	For the year ended
	June 30, 2026
	Amount	Percentage
	USD	%
Statutory tax	1,059,309	25.0%
Foreign tax effects
Hong Kong	(227,763)	(5.4)%
Cayman	(180,868)	(4.3)%
Effect of changes in tax laws or rates enacted in the current year	-	-%
Effect of cross-border tax laws	-	-%
Changes in valuation allowance	(93,511)	(2.2)%
Nontaxable or nondeductible items
Non-deductible expenses	(20,057)	(0.4)%
Other adjustments
Effect of tax holidays inside PRC	(166,582)	(3.9)
NOL true-up	192,103	4.5%
Income tax benefit	562,631	13.3%

A reconciliation between PRC statutory tax rate of 25% to the Group’s effective income tax rate for years prior to the adoption of ASU 2023-09 was as follows:

	For the years ended
	June 30,
	2025	2024
	USD	USD
(Loss)/income before income tax expenses	(32,292,178)	589,019
Computed income tax expense with statutory tax rate of 25%	8,073,045	(147,255)
Tax effect of non-deductible items	(7,902,309)	(10,674)
Changes in valuation allowance	-	-
Write-off of net operating losses carried forward	(231,302)	(72,665)
Effect of preferential tax rate	(168,337)	282,060
Income tax (expense)/benefit	(228,903)	51,466

Deferred tax assets

As of June 30, 2026 and 2025, the significant components of the deferred tax assets are summarized below:

	As of June 30,
	2026	2025
Deferred tax assets:
Net operating loss carried forward	1,100,341	355,135
Impairment of property	137,131	128,034
Allowance for credit loss	-	701
Lease Liability	212,849	-
Net deferred tax liabilities offset	(200,356)	-
Valuation allowance	(171,551)	-
Total deferred tax assets, net	1,078,414	483,870

	As of June 30,
	2026	2025
Deferred tax liabilities:
ROU assets	(200,356)	-
Net deferred tax asset offset	200,356	-
Total deferred tax liabilities	-	-

As of June 30, 2026 and 2025, the Group had net operating loss carryforwards of approximately $5,811,551 and $1,875,027, respectively, which arose from the Group’s subsidiaries. As of June 30, 2026 and 2025, deferred tax assets from the net operating loss carryforwards amounted to $1,100,341 and $355,135, respectively.

Movement of Valuation Allowance

The following table shows the movement of valuation allowance for the periods presented:

	For the years ended June 30,
	2026	2025	2024
	USD	USD	USD
Balance at beginning of the year	-	-	-
Provision	168,672	-	-
Foreign exchange effect	2,879	-	-
Balance at end of the year	171,551	-	-

As of June 30, 2026, net operating loss carryforwards will expire, if unused, in the following amounts:

Amount
USD
2027	1,112,615
2028	1,102,918
2029	272,946
2030	3,323,072
2031	-
Total	5,811,551

The Group paid nil of income taxes, net of refund to tax authorities in the year ended June 30, 2026.

19. (LOSS)/ EARNINGS PER SHARE

The following table sets forth the basic and diluted net (loss)/earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the years ended June 30,
	2026	2025	2024
Numerator:
Net income from discontinued operations attributable to Big Tree Cloud International Group Limited	9,795	(3,463)	-
Numerator for basic and diluted net profit per share calculation	9,795	(3,463)	-

Denominator:
Weighted average number of ordinary shares - basic and diluted*	4,649,161	4,065,426	2,599,021
Denominator for basic and diluted net profit per share calculation*	4,649,161	4,065,426	2,599,021

Net income from discontinued operations per ordinary share*
– Basic and diluted	0.0021	(0.0009)	-

Numerator:
Net (loss)/income from continuing operations attributable to Big Tree Cloud International Group Limited	(3,564,260)	(32,526,658)	640,485
Numerator for basic and diluted net (loss)/ income from continuing operations per share calculation	(3,564,260)	(32,526,658)	640,485

Denominator:
Weighted average number of ordinary shares - basic and diluted*	4,649,161	4,065,426	2,599,021
Denominator for basic and diluted net profit per share calculation*	4,649,161	4,065,426	2,599,021

Net (loss)/income from continuing operations per ordinary share*
– Basic and diluted	(0.7666)	(8.0008)	0.2464

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares (Note 15).

20. RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Wenquan Zhu	Principal shareholder, Chief Executive Officer and chairman of the Group
2	Big Tree Cloud Network Technology (Shenzhen) Co., LTD (“Big Tree Cloud Shenzhen”)	An entity previously controlled by Wenquan Zhu. The entity was not a related party since October 2024 with Wenquan Zhu disposed all his shares in this entity.
3	Guangxi Big Tree Rong Network Technology Co., LTD (“Guangxi Big Tree Rong”)	An entity previously controlled by Wenquan Zhu. The entity was not a related party since November 2024 with its deregistration.
4	Shenzhen Wengu Development Investment Partnership Enterprise (Limited Partnership) (“Shenzhen Wengu”)	An entity controlled by Wenquan Zhu

Amounts due to related parties

Amounts due to related parties consisted of the followings:

		As of June 30,
	Nature	2026	2025
		USD	USD
Wenquan Zhu (1)	Loans	482,182	486,486
Wenquan Zhu (1)	Interest payable	409,725	170,940
Wenquan Zhu (2)	Vehicle payable	412,669	-
Wenquan Zhu	Payment on behalf of the Group	12,519	-
Shenzhen Wengu Development Investment Partnership Enterprise (Limited Partnership)	Advance for rental income	4,421	-
Total		1,321,516	657,426

Amounts due to a related party, non-current

Amounts due to a related party, non-current consisted of the followings:

		As of June 30,
	Nature	2026	2025
		USD	USD
Wenquan Zhu (1)	Loans	1,771,897	3,042,765
Total		1,771,897	3,042,765

(1)	Mr. Wenquan Zhu lent unsecured loans to the Group. Details are shown below.

Short-term loans

(a)	From June 2024 to December 2024: an aggregate principal amount of approximately $1,108,807 (HKD 8,695,264) to DSY HK with 12% annual interest rate. For the year ended June 30, 2026, principal of $630,000 was repaid; the remaining has been fully repaid as of the issuance date of these financial statements. The loan was for the purpose of enabling DSY HK to invest in DSY Guangdong in connection with an increase in the registered capital of DSY Guangdong and working capital.

(b)	June 17, 2025: 1-year loan with principal of RMB2,530,000 with 10% annual interest rate. The Group has repaid in advance of all the principal of approximately $361,739 on July 7, 2025.

(c)	June 19, 2025: 1-month interest-free loan with principal of RMB1,000,000 (approximately $147,382). The Group repaid RMB90,000 of the borrowing as of June 30, 2025, and the remaining principal of RMB910,000 (approximately $130,112) has been fully repaid as of July 7, 2025.

Long-term loans

(a)	November 5, 2023: a 3-year term and interest-free loan with principal amount of $630,000. After the extension, the loan will be matured as early as October, 2029.

(b)	From May 10, 2024 to August 12, 2024: 3-year long-term loans with principal totaling of RMB22,500,000 (approximately $3,316,090) with a 6.5% annual interest rate. For the year ended June 30, 2026, the Group repaid RMB4,500,000 (approximately $643,409) of the borrowing. As of the issuance date of the financial statements, the Group has repaid RMB 20,000,000 (approximately $2,947,635) for the principal, and RMB559,356 (approximately $82,439) for the interests. Subsequently on October 12, 2026, the maturity of unpaid principal of RMB2,500,000 (approximately $368,454) has been extended for 3 years.

(c)	From May 2025 to June 2025: an aggregate principal amount of approximately $362,164 to DSY HK with 12% annual interest rate for the purpose of working capital. For the year ended June 30, 2026, principal of $20,000 was repaid. The loan will be matured as early as May 29, 2028.

(d)	From August 2025 to September 2025, an aggregate amount of approximately $441,249 to DSY HK with 12% annual interest rate for the purpose of working capital. The loans will be expired as early as August 4, 2028.

(2)	On October 10, 2025, the Group entered into a used vehicle purchase agreement with Mr. Wenquan Zhu for a vehicle at a consideration of RMB2,800,000 (approximately $400,343).

Related party transactions

	For the years ended
	June 30,
Nature	2026	2025	2024
	USD	USD	USD
Purchase of goods
Big Tree Cloud Shenzhen	-	-	712
Purchase of intangible assets
Big Tree Cloud Shenzhen	-	-	2,596,313
Sales of goods
Big Tree Cloud Shenzhen	-	-	67,636
Guangxi Big Tree Rong	-	-	17,944
Rental income
Big Tree Cloud Shenzhen	-	5,112	28,876
Shenzhen Wengu	3,581	-	-
Interest expense
Wenquan Zhu	266,197	295,630	14,789
Purchase of vehicle
Wenquan Zhu	400,343	-	-

21. GAIN ON DEREGISTRATION OF SUBSIDIARIES

For the years ended June 30, 2025 and 2024, the Group closed several subsidiaries which had little business operations for years. As a result, the Group recognized gain from deregistration of subsidiaries of a total of $387,847 and $79,202 for the years ended June 30, 2025 and 2024, respectively.

22. CONCENTRATION OF RISKS

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the Years Ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
	USD		USD		USD
Customer A	493,238	76%	291,292	23%	*	*	%
Customer B	82,292	13%	*	* %	*	*	%
Customer C	*	* %	901,127	71%	*	*	%

*	represent percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of June 30,
	2026			2025
	Amount	%		Amount	%
	USD			USD
Customer A	*	*	%	169,781	97%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the Years Ended June 30,
	2026		2025		2024
	Amount	%	Amount	%	Amount	%
	USD		USD		USD
Supplier A	139,002	29%	75,796	19%	*	*
Supplier B	83,085	17%	*	*	*	*
Supplier C	73,852	15%	73,114	19%	*	*
Supplier D	50,517	11%	*	*	*	*
Supplier E	*	*	49,721	13%	*	*
Supplier F	*	*	*	*	230,571	14%
Supplier G	*	*	*	*	176,266	11%
Supplier H	*	*	*	*	177,418	11%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total accounts payable:

	As of June 30,
	2026		2025
	Amount	%	Amount	%
	USD		USD
Supplier C	*	*	64,657	35%
Supplier A	*	*	53,686	29%
Supplier B	*	*	18,333	10%

23. SEGMENT REPORTING

The Group’s CODM is its CEO, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. The Group manages its operations and allocates resources as a single operating segment.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the years ended
	June 30,
	2026	2025	2024
Revenue	644,792	1,271,196	7,323,356
Less:
Cost of revenue	599,495	587,252	2,422,262
Selling and marketing expenses (1)	420,265	461,675	1,279,005
General and administrative expenses	3,303,556	4,200,147	3,558,452
Research and development expenses	48,585	-	89,968
Share-based compensation	-	34,227,641	-
Other expenses/(income), net (2)	510,126	(5,913,341)	(615,350)
Income tax (benefit)/expense	(562,631)	228,903	(51,466)
(Loss)/income from continuing operations	(3,674,604)	(32,521,081)	640,485

(1)	Excludes share-based compensation expenses.

(2)	Includes other income and expenses, net.

24. COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of June 30, 2026, there are no operating lease commitments that are short-term lease commitments, nor leases that have not yet commenced but that created significant rights and obligations for the Group, which are not included in right-of-use assets and lease liabilities.

Non-cancellable operating lease property management fee

The following table sets forth our contractual obligations of commitment related to lease property management fees as of June 30, 2026:

Commitment
Within 1 year	52,881
2-5 years	61,694
Total	114,575

The Group did not have significant commitments other than the loan lent in Note 7 and the above commitment as of June 30, 2026.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these consolidated financial statements.

25. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through October 26, 2026 the date of issuance of the consolidated financial statements. Except for those disclosed in Notes 2, 7 and 20, the Group did not identify any subsequent events with material financial impact on the Group’s consolidated financial statements.

26. PARENT ONLY CONDENSED FINANCIAL STATEMENTS

The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in the Company’s subsidiaries. For the parent company, the Company records its investments under the equity method of accounting as prescribed in ASC 323, Investments - Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and the subsidiaries profit and loss as “Share of (loss)/income from subsidiaries” on the condensed statements of operations.

DSY Holdings is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The subsidiaries did not pay any dividend to the Company for the year presented. As of June 30, 2026, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed balance sheets

	As of June 30,
	2026	2025
	USD	USD
ASSETS
Non-current assets:
Investment in subsidiaries	2,772,245	280,836
TOTAL ASSETS	2,772,245	280,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

Shareholders’ equity:
Ordinary shares (par value of US$0.002 per share; 25,000,000 ordinary shares authorized, nil and 4,348,675 ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively) *	-	8,697
Class A ordinary shares (par value of US$0.002 per share; 20,000,000 Class A ordinary shares authorized, 1,251,901 and nil Class A ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively) *	2,503	-
Class B ordinary shares (par value of US$0.002 per share; 5,000,000 Class B ordinary shares authorized, 3,500,000 and nil Class B ordinary shares issued and outstanding as of June 30, 2026 and 2025, respectively) *	7,000	-
Additional paid-in capital	43,107,067	37,343,147
Accumulated deficit	(40,982,703)	(37,428,238)
Accumulated other comprehensive income	638,378	357,230
Total BIG TREE CLOUD HOLDINGS LIMITED’s shareholders’ equity	2,772,245	280,836

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,772,245	280,836

*	The shares and per share information are presented on a retroactive basis to reflect the Share Consolidation and the redesignation of ordinary shares into Class A ordinary shares and Class B ordinary shares (Note 15).

Condensed statement of operations

	For the Years Ended June 30,
	2026	2025	2024
	USD	USD	USD
Operating (loss)/income
Share of (loss)/income from subsidiaries	(3,554,465)	(32,530,121)	640,485
Total operating (loss)/income	(3,554,465)	(32,530,121)	640,485

(Loss)/income before income tax provision	(3,554,465)	(32,530,121)	640,485
Income tax expense	-	-	-
Net (loss)/income	(3,554,465)	(32,530,121)	640,485

Condensed statement of cash flows

For the Years Ended June 30,
	2026	2025	2024
	USD	USD	USD
Cash flows from operating activities:
Net (loss)/income	(3,554,465)	(32,530,121)	640,485
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Equity in loss/(gain) of subsidiaries	3,554,465	32,530,121	(640,485)
Net cash provided by operating activities	-	-	-
Net cash provided by investing activities	-	-	-
Net cash provided by financing activities	-	-	-
Net changes in cash	-	-	-
Cash at beginning of year	-	-	-
Cash at end of year	-	-	-